UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 16, 2022

EXECUTIVE NETWORK PARTNERING CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-39521	85-1669324
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

137 Newbury Street, 7th Floor Boston, Massachusetts		02116
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (857) 362-9205

Not Applicable

(Former Name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
CAPS™, each consisting of one share of Class A common stock and one-fourth of one redeemable warrant	ENPC.U	The New York Stock Exchange
Class A common stock, par value $0.0001 per share	ENPC	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	ENPC WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 1.01	Entry Into A Material Definitive Agreement.

Business Combination Agreement

On May 16, 2022, Executive Network Partnering Corporation, a Delaware corporation (“we,” “us,” “our,” or “ENPC”), Granite Ridge Resources, Inc., a Delaware corporation (“Parent”), ENPC Merger Sub, Inc., a Delaware corporation (“ENPC Merger Sub”), GREP Merger Sub, LLC, a Delaware limited liability company (“GREP Merger Sub” and, together with ENPC Merger Sub, the “Merger Subs”), and GREP Holdings, LLC, a Delaware limited liability company (“GREP”), entered into a business combination agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”) pursuant to which ENPC and GREP shall enter into a business combination.

The terms of the Business Combination Agreement, which contains customary representations and warranties, covenants, closing conditions and other terms relating to the Mergers (defined below) and the other Transactions (defined below) contemplated thereby, are summarized below. Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Business Combination Agreement.

Structure of the Transaction

The acquisition is structured as a “double dummy” transaction, resulting in the following:

•

Each of Parent, ENPC Merger Sub and GREP Merger Sub are newly formed entities that were formed for the sole purpose of entering into and consummating the transactions set forth in the Business Combination Agreement. Parent is a wholly-owned direct subsidiary of ENPC and both ENPC Merger Sub and GREP Merger Sub are wholly-owned direct subsidiaries of Parent.

•

On the Closing Date, each of the following transactions will occur in the following order: (a) ENPC Merger Sub will merge with and into ENPC (the “ENPC Merger”), with ENPC surviving the ENPC Merger as a wholly-owned subsidiary of Parent; and (b) immediately following the ENPC Merger, GREP Merger Sub will merge with and into GREP (the “GREP Merger,” together with the ENPC Merger, the “Mergers”), with GREP surviving the GREP Merger as a wholly-owned subsidiary of Parent (the transactions contemplated by the foregoing clauses (a) and (b) the “Business Combination,” and together with the other transactions contemplated by the Business Combination Agreement, the “Transactions”).

Effect of the Business Combination on Existing ENPC Equity

Subject to the terms and conditions of the Business Combination Agreement, the Business Combination will result in, among other things, the following:

•

495,357 shares of ENPC Class F common stock shall be converted into 1,238,393 shares of ENPC Class A common stock (of which 371,518 shares of ENPC Class A common stock shall, upon conversion to Parent common stock, be subject to the vesting and forfeiture provisions set forth in the Sponsor Agreement (as defined herein)), the remainder of ENPC Class F common stock outstanding will automatically be cancelled without any conversion, payment or distribution with respect thereto (the “ENPC Class F Conversion”);

•

all other shares of ENPC Class A common stock held by Sponsor and the directors of ENPC shall automatically be cancelled without any conversion, payment or distribution (the “Sponsor Share Cancellation”);

•	all shares of ENPC Class B common stock outstanding will be deemed transferred to ENPC and be surrendered and forfeited for no consideration (the “ENPC Class B Contribution”);

•

immediately prior to the ENPC Class F Conversion, Sponsor Share Cancellation and ENPC Class B Contribution, any and all ENPC CAPSTM, which are composed of one share of ENPC Class A common stock and one-fourth of one ENPC warrant, shall be immediately and automatically detached and broken into their constituent parts, such that a holder of a CAPSTM shall be deemed to hold one share of ENPC Class A common stock and one-fourth of one ENPC warrant and such underlying constituent securities shall be converted or cancelled (the “CAPSTM Separation”);

•

following the ENPC Class F Conversion, Sponsor Share Cancellation, ENPC Class B Contribution and CAPSTM Separation, each share of ENPC Class A common stock issued and outstanding immediately prior to the effective time of the ENPC Merger will be converted into a right to receive one share of Parent common stock;

•

immediately prior to the effective time of the ENPC Merger, all ENPC private placement warrants and ENPC working capital warrants will be deemed transferred to ENPC and will be surrendered and forfeited for no consideration; and

•

at the effective time of the ENPC Merger, each ENPC public warrant issued and outstanding immediately prior to the effective time of the ENPC Merger, entitling the holder thereof to purchase one share of ENPC Class A common stock at an exercise price of $11.50 per share (after giving effect to the Stock Split and subject to further adjustment), will be converted into the right to receive a warrant to purchase one share of Parent common stock at an exercise price of $11.50 per share (subject to adjustment) upon consummation of the Business Combination.

Consideration

The aggregate consideration to be paid in the Transactions to the direct or indirect owners of GREP will consist of 130.0 million shares of Parent’s common stock. The number of shares of the equity consideration was determined based on a $10.00 per share value for Parent’s common stock.

Redemption Offer

Pursuant to ENPC’s charter and in accordance with the terms of the Business Combination Agreement, ENPC will be providing its public stockholders with the opportunity to redeem, upon the consummation of the Business Combination, their public shares for cash equal to their pro rata share of the aggregate amount on deposit as of two (2) business days prior to the consummation of the Transactions in ENPC’s Trust Account (which holds the proceeds of the ENPC’s initial public offering, less taxes payable).

Listing of New Parent Common Stock

Shares of Parent common stock and Parent warrants are expected to be listed on the New York Stock Exchange (the “NYSE”) upon the closing of the Business Combination under the symbols “GRNT” and “GRNT WS,” respectively.

Representations and Warranties and Covenants

Each of the parties to the Business Combination Agreement have made representations, warranties and covenants in the Business Combination Agreement that are customary for transactions of this nature.

Conditions to Each Party‘s Obligations

Consummation of the transactions contemplated by the Business Combination Agreement is subject to customary conditions of the respective parties, and conditions customary to special purpose acquisition companies, including the approval of ENPC’s stockholders.

In addition, consummation of the transactions contemplated by the Business Combination Agreement is subject to other closing conditions, including, among others: (a) the expiration of the waiting period (or extension thereof) under the Hart-Scott Rodino Antitrust Improvement Act of 1976 (the “HSR Act”), (b) the absence of any government orders, decrees, rulings, injunctions or other actions in effect that restrain, enjoin, or otherwise prohibit the consummation of the Transactions, and no law having been adopted that makes consummation of the Transactions illegal or otherwise prohibited, (c) the Business Combination Proposal having been approved by the

ENPC stockholders at the special meeting, (d) the closing of the Redemption Offer (as defined in the Business Combination Agreement), (e) the ENPC proxy statement/prospectus and Registration Statement shall have become effective, no stop order shall have been issued by the SEC and remain in effect and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and remain pending, (f) ENPC having net tangible assets (as defined in accordance with Rule 3a51-1(g)(1) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”)) of at least $5,000,001, (g) the representations and warranties of (i) GREP, in the case of ENPC, Parent, ENPC Merger Sub and GREP Merger Sub, and (ii) ENPC, Parent, ENPC Merger Sub and GREP Merger Sub, in the case of GREP, being true and correct (subject to customary bring-down standards), (h) material compliance by (i) GREP, in the case of ENPC, Parent, ENPC Merger Sub and GREP Merger Sub, and (ii) ENPC, Parent, ENPC Merger Sub and GREP Merger Sub, in the case of GREP with their respective covenants under the Business Combination Agreement, (i) delivery by the other parties of all closing deliveries, documents and other items required to be delivered by such parties as required by the Business Combination Agreement, and (j) the occurrence of all of the pre-closing transactions under the Business Combination Agreement.

Additionally, GREP’s obligations to consummate the transactions contemplated by the Business Combination Agreement are also subject to the conditions that (a) the shares of Parent common stock and the Parent warrants are approved for listing on the NYSE, and (b) ENPC shall have transferred, or as of the closing shall transfer, to Parent certain cash or immediately available funds equal to the funds in the Trust Account (net of the ENPC Stockholder Redemption Amount (as defined in the Business Combination Agreement) and payment of any transaction expenses of ENPC), together with the net cash proceeds to ENPC resulting from any issuance of ENPC Class A common stock after the execution date and before the closing..

Termination

The Business Combination Agreement may be terminated and the Transactions abandoned prior to the closing of the Transactions as follows:

•	By mutual written consent of ENPC and GREP;

•

By either ENPC or GREP if any governmental entity having jurisdiction over a party issues any order, decree, ruling or injunction or takes any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by the Business Combination Agreement and such order, decree, ruling or injunction or other action shall have become final and nonappealable or if there shall be adopted any law that makes consummation of the Transactions contemplated by the Business Combination Agreement illegal or otherwise prohibited; provided, however, that the right to terminate shall not be available to the terminating party if the failure to fulfill any material covenant or agreement under the Business Combination Agreement by ENPC, Parent, ENPC Merger Sub or GREP Merger Sub (in the case where ENPC is the terminating party) or GREP (in the case where GREP is the terminating party) has been the cause of or resulted in the circumstances described in the foregoing;

•

By either ENPC or GREP in the event that any breach of a representation, warranty or covenant would cause the failure of a condition relating to such matters, and such breach cannot be or has not been cured by the earlier of thirty (30) days after notice is given and December 18, 2022 (“Terminable Breach”); provided, however, that neither the party terminating nor its affiliates is also in Terminable Breach of the Business Combination Agreement;

•

By either ENPC or GREP if, after the final adjournment of the special meeting at which a vote of ENPC’s stockholders has been taken, the requisite approval of ENPC’s stockholders has not been obtained with respect to the Business Combination Proposal; and

•

By either ENPC or GREP, if the transactions have not been consummated on or before 5:00 p.m., Dallas time on December 18, 2022; provided, however, that the right to terminate will not be available to the terminating party if failure to fulfill any material covenant or agreement by ENPC, Parent, ENPC Merger Sub or GREP Merger Sub (in the case where ENPC is the terminating party) or GREP (in the case where GREP is the terminating party) has been the cause of or resulted in the failure of the consummation of the transactions on or before such date.

If the Business Combination Agreement is terminated in accordance with its terms, subject to certain exceptions, the parties will have no liability or obligation under such agreement; provided, however, that no party will be relieved or released from any liabilities arising out of any Willful and Material Breach (as defined in the Business Combination Agreement) of a covenant, agreement or obligation thereunder. Each party to the Business Combination Agreement will only bear its own termination expenses, except as otherwise provided by the Business Combination Agreement.

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Business Combination Agreement is qualified in its entirety by reference thereto. The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that these schedules contain information that is material to an investment decision.

Certain Related Agreements

The Sponsor Agreement

Concurrently with the execution of the Business Combination Agreement, ENPC, Parent, the Sponsor, GREP and certain holders of ENPC Class F common stock (such holders, together with the Sponsor, the “Class F Holders”) entered into the Sponsor Agreement (the “Sponsor Agreement”), pursuant to which, among other things, the Class F Holders agreed to (a) vote their respective shares of ENPC Class F common stock, ENPC Class B common stock and ENPC Class A common stock and other voting securities in favor of approving the Business Combination Agreement and the Transactions, (b) waive any adjustment to the conversion ratio set forth in ENPC’s organizational documents or any other anti-dilution or similar protection to which they are entitled with respect to their shares of Class F common stock and (c) be bound by certain transfer restrictions with respect to their shares of Class F common stock and other equity securities of ENPC prior to the closing.

Additionally, pursuant to the terms of the Sponsor Agreement, 371,518 of the shares of Parent common stock issuable to the Class F Holders in connection with the Mergers (the “SPAC Vesting Shares”) will be unvested as of the closing and will vest (and shall not be subject to forfeiture) if on the 90th calendar day following the closing (such date, the “Adjustment Date”), the volume weighted average price of a share of Parent common stock for the trailing twenty trading days ending on the day prior to the Adjustment Date (“Adjustment VWAP”) is less than $10.00. In such case, all or a portion of the SPAC Vesting Shares shall vest such that the product of (i) the vested SPAC Vesting Shares plus all other shares of Parent common stock issued to the Class F Holders in the Mergers, multiplied by (ii) the Adjustment VWAP shall equal $8,668,750; provided that the Adjustment VWAP shall be no less than $7.00 for purposes of the foregoing calculation. Any SPAC Vesting Shares not vesting in accordance with the foregoing will be deemed to be transferred by the forfeiting holder to Parent for no consideration and shall be cancelled by Parent and cease to exist.

The obligations under the Sponsor Agreement will terminate upon the earlier to occur of (x) the closing of the Transactions contemplated by the Business Combination Agreement and (y) the date on which the Business Combination Agreement is terminated in accordance with its terms. The Sponsor Agreement also provides for the waiver of certain appraisal and dissenters’ rights.

This description of the Sponsor Voting Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Voting Agreement, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Registration Rights and Lock-Up Agreement

In connection with the consummation of the Business Combination, Parent will enter into a Registration Rights and Lock-Up Agreement (the “RRA and Lock-Up Agreement”) with Parent, Sponsor, certain stockholders of ENPC and the Existing GREP Members with respect to the shares of Parent common stock that will be issued as consideration under the Business Combination Agreement. The RRA and Lock-Up Agreement includes, among other things, the following provisions:

•

Registration Rights. Parent will be required to file a resale shelf registration statement on behalf of the Parent security holders promptly after the closing of the Transactions. The RRA and Lock-Up Agreement will also provide certain demand rights and piggyback rights to the Parent security holders, subject to certain specified underwriter cutbacks and issuer blackout periods. Parent shall bear all costs and expenses incurred in connection with the resale shelf registration statement, any demand registration statement, any underwritten takedown, any block trade, any piggyback registration statement and all expenses incurred in performing or complying with its other obligations under the RRA and Lock-Up Agreement, whether or not the registration statement becomes effective.

•

Lock-Up. Existing GREP Members will not be able to transfer any shares of Parent common stock beneficially owned or otherwise held by them for a period that is the earlier of (a) 180 days from the date of closing; (b) the date on which the closing price of the Parent common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and similar transactions) for any 20 trading days within any 30-trading day period or (c) the date on which Parent completes a liquidation, merger, stock exchange or other similar transaction that results in all of Parent’s stockholders having the right to exchange their shares of Parent common stock for cash, securities or other property.

•

Termination of Letter Agreement. In connection with the consummation of the Transactions, the letter agreement, dated September 15, 2020, by and among ENPC, Sponsor and the other parties thereto, will be terminated at closing and Sponsor and such parties will not be restricted from transferring any shares of Parent common stock beneficially owned or otherwise held by them.

This description of the RRA and Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the RRA and Lock-Up Agreement, a copy of which is attached hereto as Exhibit 10.2 and is incorporated herein by reference.

Management Services Agreement

In connection with the consummation of the Transactions contemplated by the Business Combination Agreement, Parent will enter into a Management Services Agreement (the “MSA”) with Grey Rock Administration, LLC (“Manager”). Under the MSA, Manager will provide general management, administrative and operating services covering the oil and gas assets and other properties of Parent (the “Assets”) and the day-to-day business and affairs of Parent relating to the Assets. Parent shall pay Manager an annual services fee of $10 million and shall reimburse Manager for certain Parent group costs related to the operation of the Assets (including for third party costs allocated or attributable to the Assets). The initial term of the MSA expires on April 30, 2028; however, the MSA will automatically renew for additional consecutive one-year renewal terms until terminated in accordance with its terms. Upon any termination of the MSA, Manager shall continue to provide transition services for a period of up to 90 days.

If Parent terminates the MSA for convenience prior to the end of the initial term or any renewal term if less than 90 days’ notice is given by Parent, or upon a change of control of Parent (or a sale of all or substantially all the Assets of Parent), or if Manager terminates the MSA due to Parent’s uncured material breach of the MSA, then Parent will be required to pay a termination fee to Manager equal to the lesser of $10 million or 50% of the remaining unpaid annual service fee applicable to the remainder of the initial term or to any renewal term, as applicable. Parent will not be required to pay a termination fee if the MSA is terminated by notice (a) by Parent with at least 90 days’ notice prior to expiration of the initial term or any renewal term, or (b) by Parent (i) upon a change of control or bankruptcy of Manager, (ii) upon the occurrence of certain key person events, (iii) upon the occurrence of uncured circumstances of malfeasance by Manager or certain of its employees or (iv) upon Manager’s uncured material breach of the MSA.

Manager is obligated to provide the services in good faith, in a workmanlike, reasonable and prudent manner, with at least the same degree of care, judgment and skill as historically provided by Manager with respect to the Assets prior to the consummation of the Transactions contemplated by the Business Combination Agreement, in accordance with customary oil and gas industry practices and standards and in material compliance with contractual requirements affecting the Assets and all applicable laws. Manager will also indemnify Parent for (x) Manager’s own gross negligence, willful misconduct and actual fraud and (y) any claims by Manager’s (and its affiliates’) employees or consultants relating to the terms and conditions of their employment or arrangement with Manager or such affiliate, except and excluding claims under agreements with Parent or its subsidiaries.

During the term of the MSA, each of Manager and Parent will be required to present to the other all opportunities sourced by it to acquire or invest in upstream oil, gas or other hydrocarbon assets located in North America. During the Term, each such opportunity will be offered 75% to Parent and 25% to Fund IV (as defined in the MSA) (or any additional oil and gas-focused funds or investment vehicles formed by affiliates of Manager admitted as a party to the MSA in accordance with its terms).

This description of the Management Services Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Management Services, a copy of which is attached hereto as Exhibit 10.3 and is incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

On May 16, 2022, ENPC issued a press release announcing the execution of the Business Combination Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

A copy of the investor presentation is furnished as Exhibit 99.2 and incorporated by reference herein.

The foregoing (including Exhibits 99.1 and 99.2) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information

Parent intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as amended, the “Registration Statement”), which will include a preliminary proxy statement of ENPC and a preliminary prospectus of Parent, in connection with the Transactions. After the Registration Statement is declared effective, ENPC will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. ENPC’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with ENPC’s solicitation of proxies for its stockholders’ meeting to be held to approve the Transactions because the proxy statement/prospectus will contain important information about ENPC, Parent, GREP and the Transactions. The definitive proxy statement/prospectus will be mailed to stockholders of ENPC as of a record date to be established for voting on the Transactions. Stockholders will also be able to obtain copies of the Registration Statement on Form S-4 and the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov. In addition, the documents filed by ENPC and Parent may be obtained free of charge from ENPC at https://www.enpc.co. Alternatively, these documents, when available, can be obtained free of charge by directing a request to: Executive Network Partnering Corporation, 137 Newbury Street, 7th Floor, Boston, MA, 02116.

Participants in the Solicitation

ENPC, Parent, GREP and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of ENPC stockholders in connection with the proposed transaction. Investors and securityholders may obtain more detailed information regarding the names, affiliations and interests of ENPC’s directors and officers in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 30, 2022 and is available free of charge at the SEC’s web site at www.sec.gov. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to ENPC’s stockholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus for the proposed transaction when available.

Forward Looking Statements

This Current Report includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Statements contained in this Current Report that reflect our current views with respect to future events and financial performance, business strategies, expectations for our business, and the timing and ability for us to complete the Business Combination and any other statements of a future or forward-looking nature, constitute “forward-looking statements” for the purposes of federal securities laws. These forward-looking statements include statements about the parties’ ability to close the Business Combination, the anticipated benefits of the Business Combination, the financial conditions, results of operations, earnings outlook and prospects of ENPC, Parent and GREP and may include statements for the period following the consummation of the Business Combination.

In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this proxy statement/prospectus may include, for example, statements about the benefits of the Business Combination and the future financial performance of ENPC, Parent or GREP following the Business Combination.

The forward-looking statements contained in this Current Report are based on our current expectations and beliefs concerning future developments and their potential effects on us and/or Parent. We cannot assure you that future developments affecting us and/or Parent will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of our, Parent’s and/or GREP’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Some factors that could cause actual results to differ include, but are not limited to: the timing to complete the Transactions; the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the outcome of any legal proceedings that may be instituted against us, Parent, GREP and others following announcement of the Business Combination Agreement and transactions contemplated therein; the inability to complete the Business Combination due to the failure to obtain our stockholders’ approval; our success in retaining or recruiting, or changes required in, our officers, key employees or directors following the Business Combination; Parent’s ability to obtain the listing of its common stock and warrants on NYSE following the Business Combination; the risk that the proposed Business Combination disrupts current plans and operations of GREP as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination; unexpected costs related to the proposed Business Combination; the management and board composition of Parent following the proposed Business Combination; limited liquidity and trading of Parent’s securities; the use of proceeds not held in the Trust Account or available from interest income on the Trust Account balance; geopolitical risk and changes in applicable laws or regulations; the possibility that GREP, Parent or ENPC may be adversely affected by other economic, business, and/or competitive factors; operational risk; the possibility that the COVID-19 pandemic, or another major disease, disrupts GREP’s business; litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on GREP’s resources; and the risks that the consummation of the Business Combination is substantially delayed or does not occur.

The foregoing list of factors is not exclusive. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. ENPC, Parent, and GREP do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit Number	Description

2.1*	Business Combination Agreement, dated May 16, 2022, by and among Executive Network Partnering Corporation, Granite Ridge Resources, Inc., ENPC Merger Sub, Inc., GREP Merger Sub, LLC, and GREP Holdings, LLC.

10.1	Sponsor Agreement, dated as of May 16, 2022, by and among ENPC Holdings, LLC, Executive Network Partnering Corporation, Granite Ridge Resources, Inc., GREP Holdings, LLC and certain other parties thereto.

10.2	Form of Registration Rights Agreement and Lock-Up Agreement by and among Granite Ridge Resources, Inc., ENPC Holdings, LLC and the other Holders (as defined therein) listed thereto.

10.3*	Form of Management Services Agreement, by and between Granite Ridge Resources, Inc. and Grey Rock Administration, LLC.

99.1	Press Release, dated May 16, 2022.

99.2	Investor Presentation, dated May 2022.

104	Cover Page Interactive Data file (embedded within the Inline XBRL document

*

Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 16, 2022

EXECUTIVE NETWORK PARTNERING CORPORATION

By:	/s/ Alex J. Dunn
Name: Alex J. Dunn
Title: Chief Executive Officer

Exhibit 2.1

BUSINESS COMBINATION AGREEMENT

THIS BUSINESS COMBINATION AGREEMENT (this “Agreement”), dated as of May 16, 2022 (the “Execution Date”), is made by and among Executive Network Partnering Corporation, a Delaware corporation (“ENPC”), Granite Ridge Resources, Inc., a Delaware corporation (“Parentco”), ENPC Merger Sub, Inc., a Delaware corporation (“ENPC Merger Sub”), GREP Merger Sub, LLC, a Delaware limited liability company (“Company Merger Sub” and, together with ENPC Merger Sub, the “Merger Subs”), and GREP Holdings, LLC, a Delaware limited liability company (the “Company”). Each of ENPC, the Company, Parentco and the Merger Subs shall individually be referred to in this Agreement as a “Party” and, collectively, the “Parties”.

RECITALS

WHEREAS, each of Parentco, ENPC Merger Sub and Company Merger Sub is an entity newly formed for the purposes of the Transactions;

WHEREAS, Parentco is a wholly-owned direct Subsidiary of ENPC, and each of ENPC Merger Sub and Company Merger Sub is a wholly-owned direct Subsidiary of Parentco;

WHEREAS, GREP Holdco I LLC, a Delaware limited liability company, GREP Holdco II LLC, a Delaware limited liability company, GREP Holdco II-B Holdings, LLC, a Delaware limited liability company, GREP Holdco III-A, LLC, a Delaware limited liability, and GREP Holdco III-B Holdings, LLC, a Delaware limited liability company (collectively, the “GREP Holdco Entities” and individually, a “GREP Holdco Entity”), collectively own 100% of the Interests in the Company, with each GREP Holdco Entity owning the percentage of Interests in the Company set forth on Schedule A attached to this Agreement;

WHEREAS, each GREP Holdco Entity currently owns 100% of the Interests in each of the entities set forth opposite its name on Schedule B attached to this Agreement (collectively, the “Property Entities” and individually, a “Property Entity”);

WHEREAS, the Company was formed solely for the purpose of undertaking the Transactions applicable to the Company, including, prior to the Closing pursuant to the Company Pre-Closing Transactions, acquiring all of the Interests in the Property Entities from the GREP Holdco Entities;

WHEREAS, on the Closing Date, upon the terms and subject to the conditions of this Agreement and in accordance with Section 251 of the Delaware General Corporation Law (“DGCL”), ENPC Merger Sub will merge with and into ENPC (the “First Merger”), with ENPC surviving the First Merger as a wholly-owned Subsidiary of Parentco;

WHEREAS, on the Closing Date and after the consummation of the Company Pre-Closing Transactions, immediately following the First Merger, upon the terms and subject to the conditions of this Agreement and in accordance with Section 18-209 of the Delaware Limited Liability Company Act (“DLLCA”), Company Merger Sub will merge with and into the Company (the “Second Merger” and, together with the First Merger, the “Mergers”), with the Company surviving the Second Merger as a wholly-owned Subsidiary of Parentco;

WHEREAS, the board of directors of ENPC (the “ENPC Board”) has unanimously (a) approved and adopted this Agreement, the First Merger and the other Transactions and (b) recommended the approval and adoption of this Agreement, the First Merger and the other Transactions by the stockholders of ENPC;

WHEREAS, the board of directors of Parentco (the “Parentco Board”) has unanimously (a) approved and adopted this Agreement, the First Amended Charter, the LTIP and the Transactions and (b) recommended the approval and adoption of this Agreement, the First Amended Charter, the LTIP and the Transactions by ENPC, in its capacity as the sole stockholder of Parentco;

WHEREAS, the board of directors of ENPC Merger Sub has unanimously (a) approved and adopted this Agreement, the First Merger and the other Transactions and (b) recommended the approval and adoption of this Agreement, the First Merger and the other Transactions by Parentco, in its capacity as the sole stockholder of ENPC Merger Sub;

WHEREAS, Parentco, in its capacity as the sole member of Company Merger Sub and in its capacity as the sole stockholder of ENPC Merger Sub, has approved and adopted this Agreement, the Mergers and the other Transactions;

WHEREAS, the board of managers of the Company has unanimously: (a) authorized and approved this Agreement, the Second Merger and the other Transactions upon the terms and subject to the conditions of this Agreement and in accordance with the Company’s Organizational Documents; and (b) determined that this Agreement, the Second Merger and the other Transactions, are fair to and in the best interests of the Company and the Company Members;

WHEREAS, Parentco, ENPC Holdings, LLC, a Delaware limited liability company (“Sponsor”), and the Company Members will enter into a registration rights and lock-up agreement, in the form attached to this Agreement as Exhibit A (the “Registration Rights and Lock-Up Agreement”), at the Closing;

WHEREAS, ENPC, Sponsor and the directors and officers of ENPC shall terminate that certain Letter Agreement, dated September 15, 2020, at the Closing;

WHEREAS, contemporaneously with the execution of this Agreement, the Sponsor and certain other holders of ENPC Class F Common Stock have entered into a letter agreement with the Company (the “Sponsor Agreement”) pursuant to which the Sponsor and other parties have agreed, among other things, to waive the provisions of Section 4.3(d) of the ENPC Certificate of Incorporation, to vote all their respective shares of ENPC Common Stock in favor of this Agreement and the Transactions, and to address vesting and potential forfeiture of certain Parentco Common Stock that it otherwise would be entitled to pursuant to this Agreement; and

WHEREAS, for U.S. federal income tax purposes, (a) it is intended that (i) the ENPC Recapitalization qualifies as a “recapitalization” described in Section 368(a)(1)(E) of the Code, (ii) the First Merger qualifies as a “reorganization” under Section 368(a)(1) of the Code, and (iii) taken together, the Mergers qualify as an exchange under Section 351 of the Code, and (b) this Agreement is intended to constitute and hereby is adopted as a “plan of reorganization” with respect to the First Merger and ENPC Recapitalization within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations thereunder, as well as an integrated plan of formation and combination among various constituent parties pursuant to Section 351 of the Code and the Treasury Regulations thereunder.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained in this Agreement, and intending to be legally bound by this Agreement, the Parties agree as follows.

ARTICLE I

CERTAIN DEFINITIONS

1.1 Certain Definitions. As used in this Agreement, the following terms have the meanings set forth below:

“Acquisition Transaction” means any potential investment in, financing of, license, or sale of any assets, other than Permitted Acquisition and Disposition Activities, or any Interests of any Grey Rock Entity, whether such transaction takes the form of a sale, merger, liquidation, dissolution, reorganization, recapitalization, consolidation or financing or a public offering of any Interests of any Grey Rock Entity other than with ENPC, the Sponsor and their respective Affiliates and Representatives.

“Additional Sponsor Loan” has the meaning set forth in the definition of “Sponsor Loan”.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly, Controlling, Controlled by, or under common Control with, such Person, through one or more intermediaries or otherwise. Notwithstanding anything to the contrary, for purposes of this Agreement, the Company shall not be deemed an Affiliate of any of the Parent Parties or vice versa.

“Aggregate Company Consideration” means a number of shares of Parentco Common Stock equal to the quotient of (a) the Company Value divided by (b) $10.00.

“Aggregate ENPC Consideration” means the aggregate consideration payable to the ENPC stockholders in connection with the First Merger.

“Aggregate Title Losses” means, without duplication, aggregate losses to the Property Entities resulting from a breach of the first sentence of Section 3.13(a), the first sentence of Section 3.13(b) and the first sentence of Section 3.13(j).

“Aggregate Transaction Consideration” means the Aggregate Company Consideration and the Aggregate ENPC Consideration, in each case as may be adjusted pursuant to Section 2.12.

“Agreement” has the meaning set forth in the Preamble.

“Alternative Adviser” has the meaning set forth in Section 6.14(d).

“Ancillary Document” means any of each agreement, instrument or document attached to this Agreement as an Exhibit, and any of the other agreements, certificates and instruments to be executed or delivered by any of the Parties to this Agreement in connection with or pursuant to this Agreement.

“Antitrust Division” has the meaning set forth in Section 6.5(b).

“Business Combination Proposal” has the meaning set forth in Section 4.11.

“Business Day” means a day other than a day on which banks in the State of New York or Dallas, Texas are authorized or obligated to be closed.

“CAPS™ Separation” has the meaning set forth in Section 2.8(a).

“CARES Act” means (i) the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136), and (ii) Division N – Additional Coronavirus Response and Relief of the Consolidated Appropriations Act, 2021 (H.R. 133).

“Change in Recommendation” has the meaning set forth in Section 6.13(c).

“Closing” has the meaning set forth in Section 2.2.

“Closing Date” has the meaning set forth in Section 2.2.

“Code” means the Internal Revenue Code of 1986.

“Company” has the meaning set forth in the Preamble.

“Company Certificates” has the meaning set forth in Section 2.12(b)(i).

“Company Disclosure Schedules” has the meaning set forth in Article III.

“Company Independent Petroleum Engineers” has the meaning set forth in Section 3.13(a).

“Company Insurance Policies” has the meaning set forth in Section 3.16.

“Company Interests” means the Interests of any type or class representing fractional parts of the limited liability company membership interest of the Company, as provided in the Organizational Documents of the Company.

“Company Material Adverse Effect” has the meaning set forth in Section 3.1(a).

“Company Members” means, collectively, the members of the Company prior to the Closing and immediately following the Company Pre-Closing Transactions.

“Company Merger Sub” has the meaning set forth in the Preamble.

“Company Merger Sub Units” has the meaning set forth in Section 5.2(d).

“Company Permits” has the meaning set forth in Section 3.9.

“Company Pre-Closing Transactions” has the meaning set forth in Section 2.1(a).

“Company Released Claims” has the meaning set forth in Section 9.15(a).

“Company Reserve Report” has the meaning set forth in Section 3.13(a).

“Company Subsidiary” has the meaning set forth in Section 3.1.

“Company Taxes” means all Income Taxes imposed on the Company (excluding, for the avoidance of doubt, any Income Taxes with respect to Flow-Through Tax Returns of the Company) including any combined, unitary, or consolidated group Income Tax liability attributable to the Property Entities.

“Company Value” means an amount equal to one billion three hundred million dollars ($1,300,000,000).

“Confidentiality Agreement” has the meaning set forth in Section 9.6.

“Control” and its correlative terms, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“DGCL” has the meaning set forth in the Recitals.

“DLLCA” has the meaning set forth in the Recitals.

“Employee Benefit Plan” of any Person means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, regardless of whether such plan is subject to ERISA), and any written personnel policy, equity option, restricted equity, equity purchase plan, other equity or equity-based compensation plan or arrangement, phantom equity or appreciation rights plan or arrangement, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation or holiday pay policy, retention or severance pay plan, policy or agreement, deferred compensation agreement or arrangement, change in control, hospitalization or other medical, dental, vision, accident, disability, life or other insurance, executive compensation or supplemental income arrangement, consulting agreement, employment agreement and any other plan, agreement, arrangement, program, practice or understanding.

“Encumbrances” means liens, pledges, defects, charges, encumbrances, claims, mortgages, deeds of trust, security interests and similar encumbrances.

“End Date” has the meaning set forth in Section 8.1(b)(iv).

“Enforceability Exceptions” mean bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights generally and by general principles of equity affecting the availability of specific performance and other equitable remedies.

“ENPC” has the meaning set forth in the Preamble.

“ENPC Board” has the meaning set forth in the Recitals.

“ENPC Board Recommendation” has the meaning set forth in Section 6.13(c).

“ENPC Certificate of Incorporation” means the amended and restated certificate of incorporation of ENPC, dated September 17, 2020.

“ENPC Certificates” has the meaning set forth in Section 2.12(b)(i).

“ENPC Class A Common Stock” has the meaning set forth in Section 4.2(a).

“ENPC Class B Common Stock” has the meaning set forth in Section 4.2(a).

“ENPC Class B Contribution” has the meaning set forth in Section 2.8(b)(ii).

“ENPC Class F Common Stock” has the meaning set forth in Section 4.2(a).

“ENPC Class F Conversion” has the meaning set forth in Section 2.8(b)(i).

“ENPC Common Stock” has the meaning set forth in Section 4.2(a).

“ENPC Contracts” has the meaning set forth in Section 4.9.

“ENPC Disclosure Schedules” has the meaning set forth in Article IV.

“ENPC Material Adverse Effect” has the meaning set forth in Section 4.1.

“ENPC Merger Sub” has the meaning set forth in the Preamble.

“ENPC Merger Sub Shares” has the meaning set forth in Section 5.2(c).

“ENPC Preferred Stock” has the meaning set forth in Section 4.2(a).

“ENPC Private Placement Warrants” means the Private Placement Warrants, as such term is defined in the Warrant Agreement.

“ENPC Private Warrant Contribution” has the meaning set forth in Section 2.8(d)(i).

“ENPC Public Warrants” means the Public Warrants, as such term is defined in the Warrant Agreement.

“ENPC Recapitalization” means the ENPC Class B Contribution, ENPC Private Warrant Contribution and ENPC Class F Conversion collectively taken together.

“ENPC Related Persons” has the meaning set forth in Section 9.15(a).

“ENPC Released Claims” has the meaning set forth in Section 9.15(b).

“ENPC SEC Documents” has the meaning set forth in Section 4.5(a).

“ENPC Stockholder Approval” has the meaning set forth in Section 4.11.

“ENPC Stockholder Redemption Amount” means the aggregate amount of cash proceeds required to satisfy any acceptance and exercise by stockholders of ENPC of the Redemption Offer to have shares of ENPC Class A Common Stock redeemed.

“ENPC Warrants” means the ENPC Public Warrants, the ENPC Private Placement Warrants and the ENPC Working Capital Warrants.

“ENPC Working Capital Warrants” means the Working Capital Warrants, as such term is defined in the Warrant Agreement.

“Environmental Laws” means any and all applicable Laws pertaining to prevention of pollution or protection of the environment (including (a) any natural resource restoration and natural resource damages or (b) the presence, generation, use, storage, treatment, disposal or Release of Hazardous Materials or the arrangement of any such activities) or to human health or safety to the extent such human health or safety relates to management of or exposure to Hazardous Materials, in effect as of or prior to the Execution Date.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any entity that together with the Company would be deemed a “single employer” for purposes of Section 4001(b)(i) of ERISA and/or Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agent” has the meaning set forth in Section 2.12(a).

“Exchange Fund” has the meaning set forth in Section 2.12(a).

“Execution Date” has the meaning set forth in the Preamble.

“Families First Act” means the Families First Coronavirus Response Act, (Pub. L. No. 116-127).

“First Amended Charter” has the meaning set forth in Section 6.17.

“First Certificate of Merger” has the meaning set forth in Section 2.4(a).

“First Merger” has the meaning set forth in the Recitals.

“First Merger Effective Time” has the meaning set forth in Section 2.4(a).

“First Surviving Company” has the meaning set forth in Section 2.1(b).

“Flow-Through Tax Returns” means U.S. Internal Revenue Service Form 1065 of the Company and any similar state or local Tax Return of an entity in a jurisdiction that treats the entity as a flow-through entity for income Tax purposes.

“FTC” has the meaning set forth in Section 6.5(b).

“Fund I Audited Financial Statements” means the audited consolidated financial statements of Grey Rock Fund I consisting of the audited consolidated balance sheet of Grey Rock Fund I as of December 31, 2019, December 31, 2020, and December 31, 2021, and the related audited consolidated statements of operations, changes in partners’ capital and cash flows for the fiscal years then ended.

“GAAP” means generally accepted accounting principles in the United States of America.

“Good and Defensible Title” has the meaning set forth in Section 3.13(a).

“Governmental Entity” means any court, arbitral body (public or private), governmental, regulatory or administrative agency or commission or other governmental authority or instrumentality, domestic or foreign.

“GREP Holdco Entity” and “GREP Holdco Entities” have the meanings set forth in the Recitals.

“GREP NPIs” means the net profits overriding royalty interests conveyed to the Grey Rock NPI Funds by the Property Entities owned by each Grey Rock Grantor Fund, which, in each case, will be extinguished prior to the Closing in connection with the Company Pre-Closing Transactions.

“Grey Rock Entity” has the meaning set forth in Section 3.1(a).

“Grey Rock Fund I” means Grey Rock Energy Fund, LP, a Delaware limited partnership.

“Grey Rock Fund II” means, collectively, Grey Rock Energy Fund II, L.P., a Delaware limited partnership, Grey Rock Energy Fund II-B, LP, a Delaware limited partnership, Grey Rock Energy Fund II-B Holdings, LP, a Delaware limited partnership, and Grey Rock Preferred Limited Partner II, L.P., a Delaware limited partnership.

“Grey Rock Fund III” means, collectively, Grey Rock Energy Fund III, LP, a Delaware limited partnership, Grey Rock Energy Fund III-B, LP, a Delaware limited partnership, Grey Rock Energy Fund III-B Holdings, LP, a Delaware limited partnership, and Grey Rock Preferred Limited Partner III, LP., a Delaware limited partnership.

“Grey Rock Funds” means, collectively, Grey Rock Fund I, Grey Rock Fund II, and Grey Rock Fund III.

“Grey Rock Funds Audited Financials” has the meaning set forth in Section 3.6(a).

“Grey Rock Funds Financial Statements” means, collectively, the Grey Rock Funds Audited Financials and, upon the Grey Rock Funds Unaudited Financials being made available to ENPC pursuant to Section 6.14(e), the Grey Rock Funds Unaudited Financials.

“Grey Rock Funds Governing Document” means each Organizational Document of the Grey Rock Funds, including any side letters or similar documents to which such Grey Rock Fund or the general partner of such Grey Rock Fund is a party.

“Grey Rock Funds Unaudited Financials” has the meaning set forth in Section 6.14(e).

“Grey Rock Grantor Funds” means Grey Rock Energy Fund II-B Holdings, L.P., a Delaware limited partnership, and Grey Rock Energy Fund III-B Holdings, LP, a Delaware limited partnership.

“Grey Rock NPI Funds” means Grey Rock Energy Fund II-B, LP, a Delaware limited partnership, and Grey Rock Energy Fund III-B, LP, a Delaware limited partnership.

“Grey Rock Related Persons” has the meaning set forth in Section 9.15(b).

“Hazardous Materials” means any (a) chemical, product, substance, material, waste, pollutant or contaminant that is defined or listed as hazardous or toxic or that is otherwise regulated or may form the basis of liability under any Environmental Law; (b) asbestos containing materials, whether in a friable or non-friable condition, lead-containing material, polychlorinated biphenyls, naturally occurring radioactive materials or radon, and per- and polyfluoroalkyl substances; and (c) Hydrocarbons.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Hydrocarbons” means crude oil, natural gas, condensate, drip gas and natural gas liquids, coalbed gas, ethane, propane, iso-butane, nor-butane, gasoline, scrubber liquids and other liquids or gaseous hydrocarbons or other substances (including minerals or gases) or any combination thereof, produced or associated therewith.

“Immaterial Consents” means any consent, approval, notice or other direct or indirect restriction on assignment, transfer or disposition (a) that, by its written terms, cannot be unreasonably withheld by the holder or beneficiary thereof or (b) that, if not obtained, waived, or given, would not result in a material breach of or default under, or termination of, the underlying permit, license, lease, contract, instrument or agreement.

“Income Taxes” means any U.S. federal, state or local or foreign income Tax or Tax based on profits (including any capital gains and net worth Taxes), net profits, margin revenues or similar measure.

“Indebtedness” of any Person means, without duplication: (a) indebtedness of such Person for borrowed money; (b) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person; (c) reimbursement obligations of such Person in respect of drawn letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; (d) obligations of such Person under a lease to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP; and (e) indebtedness of others as described in clauses (a) through (d) above guaranteed by such Person. Notwithstanding the foregoing, Indebtedness does not include accounts payable to trade creditors or accrued expenses, in each case, arising in the ordinary course of business consistent with past practice and that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the ordinary course of business.

“Indemnified Liabilities” has the meaning set forth in Section 6.6(a).

“Indemnified Persons” has the meaning set forth in Section 6.6(a).

“Intended Tax Treatment” has the meaning set forth in Section 6.12.

“Interest” means, with respect to any Person: (a) capital stock, membership interests, partnership interests, other equity interests, rights to profits or revenue and any other similar interest of such Person; (b) any security or other interest convertible into or exchangeable or exercisable for any of the foregoing; and (c) any right (contingent or otherwise) to acquire any of the foregoing.

“Kirkland” has the meaning set forth in Section 6.14(d).

“Knowledge” means the actual knowledge of (a) in the case of the Company, the individuals listed in Schedule 1.1(a) of the Company Disclosure Schedules and (b) in the case of any Parent Party, the individuals listed in Schedule 1.1(a) of the ENPC Disclosure Schedules.

“Law” means any law, rule, regulation, ordinance, code, judgment, award, decree, order, treaty, convention, governmental directive or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Entity, including common law.

“Letter of Transmittal” has the meaning set forth in Section 2.12(b)(iv).

“Lost Certificate Affidavit” has the meaning set forth in Section 2.12(f).

“LTIP” means the 2022 Omnibus Incentive Plan of Parentco in the form attached to this Agreement as Exhibit B.

“Management Services Agreement” means that certain management services agreement to be entered into between Parentco and Grey Rock Administration, LLC in the form attached to this Agreement as Exhibit F.

“Material Adverse Effect” means, when used with respect to any Person, any occurrence, condition, change, event or effect that (a) has had, is or is reasonably likely to result in, a material adverse effect on the financial condition, assets, business or results of operations of such Person and its Subsidiaries, taken as a whole, or (b) prevents or materially delays or impairs the ability of such Person (and its Subsidiaries, if applicable) to consummate the Transactions. Notwithstanding the foregoing, in no event shall any of the following constitute a Material Adverse Effect pursuant to clause (a): (i) any occurrence, condition, change, event or effect resulting from or relating to (A) changes in general economic or financial market conditions, including changes in conditions particular to special purpose acquisition companies, or (B) the coronavirus (COVID-19) pandemic or the related responses of Governmental Entities with respect thereto; (ii) any occurrence, condition, change (including changes in applicable Law), event or effect that affects the oil and gas exploration and production industry generally (including changes in commodity prices, general market prices and regulatory changes affecting such industry generally); (iii) the outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war or the occurrence of any natural disasters and acts of terrorism (but not any such event resulting in any damage or destruction to or loss of such Person’s physical properties to the extent such change or effect would otherwise constitute a Material Adverse Effect); (iv) any failure to meet internal estimates, projections or forecasts (it being understood that the underlying cause of any such failure, not otherwise excluded by the exceptions set forth in this definition, may be taken into consideration in determining whether a Material Adverse Effect has occurred or is reasonably expected to occur); (v) any occurrence, condition, change, event or effect resulting from or relating to the announcement or pendency of the Transactions; (vi) any change in GAAP, or in the interpretation thereof, as imposed upon such Person, its Subsidiaries or their respective businesses or any change in applicable Law, or in the interpretation thereof; (vii) natural declines in well performance; and (viii) any reclassification or recalculation of reserves in the ordinary course of business; except, that, (x) in the case of the foregoing clauses (i), (ii) and (iii) with respect to a Company Material Adverse Effect, to the extent that any such matters have a disproportionate and materially adverse effect on the financial condition, assets, business or results of operations of the Grey Rock Entities (taken as a whole) relative to other businesses in the industries in which the Grey Rock Entities operate, and, (y) in the case of the foregoing clauses (i) and (iii) with respect to an ENPC Material Adverse Effect, to the extent ENPC is materially and disproportionately affected by any such matters as compared to other special purpose acquisition companies.

“Material Company Contracts” has the meaning set forth in Section 3.15(b).

“Merger Sub Stockholder/Member Approval” has the meaning set forth in Section 6.17.

“Merger Subs” has the meaning set forth in the Preamble.

“Mergers” has the meaning set forth in the Recitals.

“Net Mineral Acres” has the meaning set forth in Section 3.13(b).

“Non-Operated Property” means any Oil and Gas Property that is not operated by any Grey Rock Entity or any of its Controlled Affiliates.

“NYSE” has the meaning set forth in Section 4.12.

“Oil and Gas Leases” means (a) all leases, subleases, licenses or other occupancy or similar agreements under which a Person leases, subleases or licenses or otherwise acquires or obtains rights in and to Hydrocarbons and (b) all overriding royalty interests, production payments and other rights in and to Production Burdens, in the case of (a) and (b), that are owned by the applicable Property Entity.

“Oil and Gas Properties” means all interests of any Property Entity with respect to (a) oil, gas, mineral, saltwater disposal or injection, and similar properties of any kind and nature, including working, leasehold and mineral interests and royalties, overriding royalties, production payments, net profit interests and other non-working interests and non-operating interests (including all rights and interests derived from Oil and Gas Leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, and in each case, interests thereunder), oil and gas fee interests, reversionary interests, back-in interests, reservations and concessions and (b) all oil and gas production wells located on or producing from such leases and properties described in clause (a).

“Organizational Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership, the certificate of formation and the partnership agreement thereof, and (d) with respect to any other Person, the organizational, constituent or governing documents or instruments of such Person.

“Outstanding Company Merger Sub Units” has the meaning set forth in Section 5.2(d).

“Outstanding Company Transaction Expenses” has the meaning set forth in Section 2.13(a).

“Outstanding ENPC Merger Sub Shares” has the meaning set forth in Section 5.2(c).

“Outstanding ENPC Shares” has the meaning set forth in Section 4.2(a).

“Outstanding ENPC Transaction Expenses” has the meaning set forth in Section 2.13(b).

“Outstanding ENPC Warrants” has the meaning set forth in Section 4.2(a).

“Parent Parties” means ENPC, ENPC Merger Sub, Company Merger Sub and Parentco.

“Parentco” has the meaning set forth in the Preamble.

“Parentco Board” has the meaning set forth in the Recitals.

“Parentco Common Stock” means the common stock of Parentco, par value $0.0001 per share.

“Parentco Stockholder Approval” has the meaning set forth in Section 6.17.

“Parentco Warrant” has the meaning set forth in Section 2.8(d)(ii).

“Parties” has the meaning set forth in the Preamble.

“Permit” means any environmental and other governmental (whether federal, state, tribal, county, or local) certificates, consents, permits (including conditional use permits), licenses, orders, authorizations, franchises and related instruments or rights solely relating to the ownership, operation or use of any Oil and Gas Property.

“Permitted Acquisitions” has the meaning set forth in Section 6.1(b)(iv).

“Permitted Acquisition and Disposition Activities” means Permitted Acquisitions and Permitted Dispositions, collectively.

“Permitted Dispositions” has the meaning set forth in Section 6.1(b)(v).

“Permitted Distributions” means, distributions of cash from the Grey Rock Entities in amounts necessary to pay-off in full any outstanding Indebtedness of the Grey Rock Funds (and their Affiliates) at Closing.

“Permitted Encumbrances” means, with respect to any Person or Oil and Gas Property (as applicable):

(a) consent rights, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to any contracts, including joint operating agreements, joint ownership agreements, stockholders agreements, organic documents and other similar agreements and documents (i) for which written waivers or consents are obtained or notices are given from or to the appropriate parties for the Transactions, (ii) which are not applicable to the Transactions or (iii) are no longer exercisable;

(b) contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s and carrier’s liens and other similar Encumbrances arising in the ordinary course of business for amounts not yet delinquent and Encumbrances for Taxes or assessments that are not yet delinquent or, in all instances, if delinquent, that are being contested in good faith in the ordinary course of business by the Person responsible for payment thereof, in each case for which adequate reserves have been established in the Grey Rock Funds Financial Statements in accordance with GAAP;

(c) Production Burdens payable to third parties that would not reduce the net revenue interest share of any Grey Rock Entity or its Subsidiaries in any Oil and Gas Property below the net revenue interest share shown in the Company Reserve Report with respect to such Oil and Gas Property, or increase the working interest of such Grey Rock Entity or its Subsidiaries in any Oil and Gas Property above the working interest shown in the Company Reserve Report with respect to such Oil and Gas Property;

(d) Encumbrances arising in the ordinary course of business under operating agreements, joint venture agreements, partnership agreements, Oil and Gas Leases, farm-out agreements, division orders, contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements that are customary in the oil and gas business (including Material Company Contracts), but only if, in each case, such Encumbrance (i) secures obligations that are not Indebtedness and are not delinquent and (ii) has no Material Adverse Effect on the value, use or operation of the Oil and Gas Properties, taken as a whole, as currently used or operated;

(e) all easements, zoning restrictions, rights-of-way, servitudes, permits, surface leases and other similar rights in respect of surface operations and easements for pipelines, streets, alleys, highways, telephone lines, power lines, railways and other easements and rights-of-way, on, over or in respect of any of the properties of such Person or any of its Subsidiaries, that are customarily granted in the oil and gas industry and do not materially interfere with the operation, value or use of the property or asset affected thereby;

(f) any Encumbrances discharged at or prior to the Closing;

(g) Encumbrances imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions;

(h) Encumbrances, exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, rights-of-way, covenants, restrictions and other similar matters that (i) do not materially interfere with the operation, value or use of the property or asset affected thereby or (ii) would not reduce the net revenue interest share of any Grey Rock Entity or its Subsidiaries in any Oil and Gas Property below the net revenue interest share shown or used in the determination of reserves in the Company Reserve Report with respect to such lease or increase the working interest of such Grey Rock Entity or of its Subsidiaries in any Oil and Gas Property above the working interest shown or used in the determination of reserves in such Company Reserve Report with respect to such Oil and Gas Property;

(i) amounts held in suspense by any applicable operator or purchase of production;

(j) pipeline or production imbalances;

(k) the lack of a pooling provision in any Oil and Gas Property;

(l) any Production Burdens and all terms and provisions of the Material Company Contracts and any Oil and Gas Lease (including maintenance of uniform interest requirements, most favored nations clauses, or terms that reduce the total acres or depths covered by an Oil and Gas Lease upon cessation of continuous drilling operations), in each case, insofar and only insofar as none of the foregoing reduce the net revenue interest or working interest of the Grey Rock Entities in any Oil and Gas Property below the net revenue interest or working interest set forth in the Company Reserve Report for such Oil and Gas Property;

(m) defects arising as a consequence of cessation of production, insufficient production, low or no production at any period of time in the history of an Oil and Gas Property or portion thereof, or failure to conduct operations during any period after the completion of a well capable of production in paying quantities on any Oil and Gas Lease held by production, or lands pooled, unitized, or communitized therewith, except to the extent the cessation of production has resulted in a third party’s claim of title to the relevant Oil and Gas Lease that is actually pending or threatened in writing or results in a third party’s claim asserted in writing of (or automatic) termination of such Grey Rock Entity’s interests in such applicable Oil and Gas Property;

(n) any matter that expressly appears on the Exhibits or Schedules to this Agreement;

(o) defects in the chain of title consisting of the failure to recite marital status in a document or omissions of successors of heirship or estate Proceedings, absent affirmative evidence that such failure or omission has resulted in another party’s actual and superior claim of title to the relevant Oil and Gas Property;

(p) defects or irregularities arising out of prior oil and gas leases or assignments which such defects or irregularities, on their face, expired more than ten (10) years prior to the Effective Date;

(q) defects arising out of lack of survey unless a survey is required by applicable Law;

(r) defects arising out of lack of corporate or other entity authorization, absent affirmative evidence that the action was not authorized and results in another party’s actual and superior claim of title to the relevant Oil and Gas Property;

(s) defects that are barred by limitations or that are defensible by possession under applicable statutes of limitation or adverse possession;

(t) other than such rights that have already been triggered, rights of reassignment arising upon final intention to abandon or release any Oil and Gas Property;

(u) defects based on failure to record leases issued by any federal agency or state, or any assignments of record title or operating rights in such leases, in the real property or other county or parish records of the county or parish in which any Oil and Gas Property is located;

(v) defects based on a gap in the chain of title in the federal records as to federal leases, or in the state’s records as to state leases or in the county records as to fee leases, unless such gap is affirmatively shown to exist in such records by an abstract of title or title opinion;

(w) defects based on failure to pool all acreage in a drilling and spacing unit, if the affected lands are in the process of being pooled by the applicable operator or failure to amend pooling orders for infill wells, or failure to appropriately file such pooling orders in the county records;

(x) defects based solely on the inability to access any records of any Grey Rock Entity or any inadequacy or gap in the Grey Rock Entity’s records;

(y) all rights to consent by, required notices to, filings with, or other actions by Governmental Entity in connection with any Oil and Gas Property, if the same are customarily sought and received after Closing;

(z) all Laws and all rights reserved to or vested in any Governmental Entity (i) to control or regulate any Oil and Gas Property in any manner; (ii) to assess Taxes with respect to the Oil and Gas Properties, the ownership, use, or operation thereof, or revenue, income, or capital gains with respect thereto; (iii) by the terms of any right, power, franchise, grant, license, or Permit, or by any provision of Law, to rescind, modify or terminate such right, power, franchise, grant, license, or Permit or to purchase, condemn, expropriate, or recapture or to designate a purchaser of any of the Oil and Gas Properties; (iv) to use such property in a manner which does not materially impair the use of such property for the purposes for which it is currently owned and operated; or (v) to enforce any obligations or duties affecting the Oil and Gas Properties to any Governmental Entity with respect to any right, power, franchise, grant, license, or Permit;

(aa) lack of (i) contracts or rights for the transportation or processing of Hydrocarbons produced from the Oil and Gas Properties; (ii) any rights of way for gathering or transportation pipelines or facilities that do not constitute any of the Oil and Gas Properties; or (iii) any permits, easements, rights of way, unit designations, or production or drilling units not yet obtained, formed, or created; and

(bb) the GREP NPIs.

“Person” means any individual, partnership, limited liability company, corporation, joint stock company, trust, estate, joint venture, Governmental Entity, association or unincorporated organization or any other form of business or professional entity.

“Proceeding” means any claim, notice of violation or enforcement, suit, proceeding or governmental investigation.

“Production Burdens” means any royalties (including lessor’s royalties), overriding royalties, production payments, net profit interests or other burdens upon, measured by or payable out of oil, gas or mineral production.

“Property Entity” and “Property Entities” have the meanings set forth in the Recitals.

“Proportionate Allocation” has the meaning set forth in Section 2.9.

“Proxy Statement/Prospectus” has the meaning set forth in Section 6.13(a).

“Redemption Offer” means the offer by ENPC to the holders of ENPC Class A Common Stock to redeem such shares for the consideration, and on the terms and subject to the conditions and limitations, set forth in the Organizational Documents of ENPC in connection with obtaining the ENPC Stockholder Approval.

“Registration Rights and Lock-Up Agreement” has the meaning set forth in the Recitals.

“Related Persons” has the meaning set forth in Section 9.15(a).

“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, dumping or disposing into or through the environment.

“Representatives” means, with respect to a Person, such Person’s officers, managers, employees, accountants, consultants, agents, legal counsel, financial advisors and other representatives.

“SEC” means the United States Securities and Exchange Commission.

“Second Certificate of Merger” has the meaning set forth in Section 2.4(b).

“Second Merger” has the meaning set forth in the Recitals.

“Second Merger Effective Time” has the meaning set forth in Section 2.4(b).

“Second Surviving Company” has the meaning set forth in Section 2.1(c).

“Securities Act” means the Securities Act of 1933.

“Special Meeting” has the meaning set forth in Section 6.13(b).

“Sponsor” has the meaning set forth in the Recitals.

“Sponsor Agreement” has the meaning set forth in the Recitals.

“Sponsor Loans” means (a) those loans set forth on Schedule 1.1(b) of the ENPC Disclosure Schedules in existence as of the Execution Date, and (b) additional loans that may be made by Sponsor or one of its Affiliates to ENPC after the Execution Date but prior to the Closing Date (such additional loans, the “Additional Sponsor Loans”).

“Subsidiary” means, with respect to a Person, any Person of which (a) at least 50% of the Interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions or (b) a general partner interest or a managing member interest, is directly or indirectly owned or Controlled by the subject Person or by one or more of its respective Subsidiaries.

“Surviving Provisions” has the meaning set forth in Section 9.2.

“Tax Returns” means any return, report, statement, information return, claim for refund or other document filed or required to be filed with any Governmental Entity in connection with the determination, assessment, collection or administration of any Taxes or the administration of any Laws relating to any Taxes, including any schedule or attachment thereto, any related or supporting information and any amendment thereof.

“Taxes” means any and all taxes or similar charges, levies or other assessments of any kind, including income, corporate, capital, excise, property, sales, use, escheat or unclaimed property, turnover, value added and franchise taxes, deductions, withholdings and custom duties, together with all interest, penalties and additions to tax imposed by any Governmental Entity, any liability for the payment of or in respect of any amounts of the type previously described as a result of being a member of an affiliated, consolidated, combined, or other group for tax purposes for any period, as a result of any tax sharing or tax allocation agreement or arrangement or as a result of being liable for or in respect of another person’s taxes as a transferee or successor, by contract or otherwise.

“Terminable Breach” has the meaning set forth in Section 8.1(b)(ii).

“Third Party Proposal” has the meaning set forth in Section 6.21.

“Title Threshold” means an amount equal to 3.5% of the Company Value.

“Transaction Agreements” means this Agreement and each other agreement to be executed and delivered in connection herewith and therewith.

“Transaction Expenses” has the meaning set forth in Section 8.3(a).

“Transaction Proposals” has the meaning set forth in Section 6.13(b).

“Transactions” means the transactions contemplated by this Agreement and the other Transaction Agreements.

“Transfer Taxes” means any transfer, sales, use, stamp, registration or other similar Taxes imposed with respect to or resulting from the Transactions. For the avoidance of doubt, that Transfer Taxes shall not include any Income Taxes arising from the Transactions.

“Transmittal Documents” has the meaning set forth in Section 2.12(b)(iv).

“Treasury Regulations” means the United States Treasury regulations issued pursuant to the Code.

“Trust Account” has the meaning given to such term in the Trust Agreement.

“Trust Agreement” means the Investment Management Trust Agreement, dated effective September 15, 2020, between ENPC and the Trustee.

“Trustee” means Continental Stock Transfer & Trust Company, a New York corporation.

“Ultimate Parent Entity” has the meaning given to such term in the HSR Act.

“Warrant Agent” means Continental Stock Transfer & Trust Company, in its capacity as the warrant agent under the Warrant Agreement.

“Warrant Agreement” means that certain Warrant Agreement, dated September 15, 2020, by and between ENPC and the Warrant Agent, as amended by Amendment No. 1 dated March 24, 2021.

“Willful and Material Breach” means a material breach that is a consequence of an act (including the failure to act) undertaken by the breaching Party with the actual knowledge that the taking of such act would constitute a breach of this Agreement.

ARTICLE II

MERGERS

2.1 Company Pre-Closing Transactions; The Mergers

(a) Company Pre-Closing Transactions. Subject to the satisfaction or waiver of the conditions set forth in Article VII (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), prior to the First Merger Effective Time, without breach of any representation, warranty, covenant or agreement under this Agreement, the Company, the GREP Holdco Entities, the equityholders of the GREP Holdco Entities, and their respective Affiliates shall effect the transactions substantially in the form set forth on Schedule C (collectively, the “Company Pre-Closing Transactions”). Following the consummation of the Company Pre-Closing Transactions, each of the Property Entities will be wholly-owned Subsidiaries of the Company, and each GREP Holdco Entity shall hold a percentage membership interest in the Company equal to such GREP Holdco Entity’s Proportionate Allocation. The Company shall provide ENPC with reasonable information with respect to the consummation of the Company Pre-Closing Transactions.

(b) First Merger. On the Closing Date, upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, at the First Merger Effective Time, ENPC Merger Sub shall be merged with and into ENPC. As a result of the First Merger, the separate corporate existence of ENPC Merger Sub shall cease and ENPC shall continue as the surviving corporation of the First Merger (the “First Surviving Company”) and shall become a wholly-owned Subsidiary of Parentco.

(c) Second Merger. On the Closing Date, immediately following the First Merger, upon the terms and subject to the conditions of this Agreement, and in accordance with the DLLCA, at the Second Merger Effective Time, Company Merger Sub shall be merged with and into the Company. As a result of the Second Merger, the separate limited liability company existence of Company Merger Sub shall cease and the Company shall continue as the surviving limited liability company of the Second Merger (the “Second Surviving Company”) and shall become a wholly-owned Subsidiary of Parentco.

2.2 Closing. Unless this Agreement is terminated earlier pursuant to Article VIII, the closing of the Transactions (the “Closing”) shall take place (a) electronically by the mutual exchange of electronic signatures (including portable document format (.PDF)) commencing as soon as practicable, but in no event later than three (3) Business Days, following the satisfaction or waiver (to the extent such waiver is permitted by applicable Law) of all of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time) or (b) at such other place, time or date as ENPC and the Company may mutually agree in writing. The date on which the Closing shall occur is referred to herein as the “Closing Date.”

2.3 Deliveries and Actions at Closing.

(a) At or prior to the Closing, ENPC shall deliver, or shall cause to be delivered, the following:

(i)	to the Company Members, the Aggregate Company Consideration in accordance with Section 2.10(a);

(ii)	to the Company, the certificate(s) described in Section 7.2(c);

(iii)	to the Company, the First Certificate of Merger, duly executed by ENPC and ENPC Merger Sub, which shall have been filed in accordance with Section 2.4(a);

(iv)	to the Company, the Second Certificate of Merger, duly executed by Company Merger Sub, which shall have been filed in accordance with Section 2.4(b);

(v)	to the Company, the First Amended Charter, duly executed by Parentco, which shall have been filed in accordance with Section 6.17;

(vi)	to Grey Rock Administration, LLC, a counterpart of the Management Services Agreement, duly executed by Parentco;

(vii)	to the Company, a counterpart to the Registration Rights and Lock-Up Agreement, duly executed by Parentco and Sponsor;

(viii)

to the Company and the Trustee, the documents, opinions, and notices contemplated by the Trust Agreement to be delivered to the Trustee in connection with the consummation of a business combination; and

(ix)	to the Company, a certification from ENPC complying with the provisions of Treasury Regulations Section 1.897-2(h) and 1.1445-2(c)(3).

(b) At or prior to the Closing, the Company shall deliver, or shall cause to be delivered, the following:

(i)	to ENPC, the certificate described in Section 7.3(c);

(ii)

to ENPC, a signed counterpart to the Second Certificate of Merger, duly executed by the Company, which shall be delivered prior to filing of the Second Certificate of Merger in accordance with Section 2.4(b);

(iii)	to ENPC, counterparts to the Registration Rights and Lock-Up Agreement, duly executed by the Company Members;

(iv)	to Parentco and ENPC, a properly executed certificate prepared in accordance with Treasury Regulations Section 1.1445-2(b) certifying to the non-foreign status of each Company Member;

(v)	to ENPC, evidence satisfactory to ENPC that the Company Pre-Closing Transactions have occurred as set forth on Schedule C; and

(vi)	to ENPC, a counterpart of the Management Services Agreement, duly executed by Grey Rock Administration, LLC.

2.4 Merger Effective Times.

(a) On the Closing Date, upon the terms and subject to the conditions of this Agreement, the Parties shall cause the First Merger to be consummated by filing a certificate of merger with the Secretary of State of the State of Delaware executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL and mutually agreed by the Parties (the “First Certificate of Merger”), and shall make all other filings, recordings or publications required under the DGCL in connection with the First Merger. The First Merger shall become effective at the time that the properly executed and certified copy of the First Certificate of Merger is filed with the Secretary of State of the State of Delaware or, to the extent permitted by applicable Law, at such other time as is agreed to by the Parties prior to the filing of such First Certificate of Merger and specified in the First Certificate of Merger (the time at which the First Merger becomes effective is herein referred to as the “First Merger Effective Time”).

(b) On the Closing Date, upon the terms and subject to the conditions of this Agreement, immediately following the First Merger Effective Time, the Parties shall cause the Second Merger to be consummated by filing a certificate of merger with the Secretary of State of the State of Delaware executed in accordance with, and in such form as is required by, the relevant provisions of the DLLCA and mutually agreed by the Parties (the “Second Certificate of Merger”) and shall make all other filings, recordings or publications required under the DLLCA in connection with the Second Merger. The Second Merger shall become effective at the time that the properly executed and certified copy of the Second Certificate of Merger is filed with the Secretary of State of the State of Delaware or, to the extent permitted by applicable Law, at such other time as is agreed to by the

Parties prior to the filing of the Second Certificate of Merger and specified in the Second Certificate of Merger (the time at which the Second Merger becomes effective is herein referred to as the “Second Merger Effective Time”).

2.5 Effect of the Mergers.

(a) The First Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the First Merger Effective Time, by virtue of, and simultaneously with, the First Merger and without any further action on the part of ENPC, any stockholder of ENPC, Parentco, or ENPC Merger Sub, (i) ENPC Merger Sub shall be merged with and into ENPC, the separate corporate existence of ENPC Merger Sub shall cease and ENPC shall continue as the First Surviving Company, (ii) all the properties, rights, privileges, powers and franchises of ENPC and ENPC Merger Sub shall vest in the First Surviving Company, (iii) all debts, liabilities and duties of ENPC and ENPC Merger Sub shall become the debts, liabilities and duties of the First Surviving Company and (iv) all the rights, privileges, immunities, powers and franchises of ENPC (as the First Surviving Company) shall continue unaffected by the First Merger in accordance with the DGCL.

(b) The Second Merger shall have the effects set forth in this Agreement and the applicable provisions of the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Second Merger Effective Time, by virtue of, and simultaneously with, the Second Merger and without any further action on the part of ENPC, Parentco, Company Merger Sub, the Company or any Company Member, (i) Company Merger Sub shall be merged with and into the Company, the separate corporate existence of Company Merger Sub shall cease and the Company shall continue as the Second Surviving Company, (ii) all the properties, rights, privileges, powers and franchises of the Company and Company Merger Sub shall vest in the Second Surviving Company, (iii) all debts, liabilities and duties of the Company and Company Merger Sub shall become the debts, liabilities and duties of the Second Surviving Company and (iv) all the rights, privileges, immunities, powers and franchises of the Company (as the Second Surviving Company) shall continue unaffected by the Second Merger in accordance with the DLLCA.

2.6 Organizational Documents.

(a) The certificate of incorporation of ENPC in effect at the First Merger Effective Time shall be the certificate of incorporation of the First Surviving Company, except such certificate of incorporation shall be amended and restated in its entirety, other than its name, to read like the certificate of incorporation of ENPC Merger Sub, until amended in accordance with applicable Law. The bylaws of ENPC Merger Sub in effect at the First Merger Effective Time shall be the bylaws of the First Surviving Company until amended in accordance with the provisions of such bylaws.

(b) The certificate of formation of the Company, as in effect immediately prior to the Second Merger Effective Time, shall be the certificate of formation of the Second Surviving Company, until thereafter amended as provided by Law.

2.7 Directors, Managers and Officers.

(a) The Parties shall cause the initial directors of the First Surviving Company and the initial officers of the First Surviving Company immediately following the First Merger Effective Time to be comprised of the individuals set forth on Exhibit C to this Agreement unless otherwise agreed by ENPC and the Company, each to hold office in accordance with the Organizational Documents of the First Surviving Company.

(b) The Parties shall cause the initial managers of the Second Surviving Company and the initial officers of the Second Surviving Company immediately following the Second Merger Effective Time to be comprised of the individuals set forth on Exhibit C to this Agreement unless otherwise agreed by ENPC and the Company, each to hold office in accordance with the Organizational Documents of the Second Surviving Company.

(c) The Parties shall cause the Parentco Board and the officers of Parentco immediately following the First Merger Effective Time to be comprised of the individuals set forth on Exhibit C to this Agreement unless otherwise agreed by ENPC and the Company, each to hold office in accordance with the Organizational Documents of Parentco. At the Closing, the Parentco Board shall initially have seven (7) members, with four (4) designated by the Company (two of which shall be Griffin Perry and Matt Miller, who shall serve as Co-Chairmen), and three (3) members to be independent and mutually agreed upon by the Company and ENPC. The Parentco Board shall comply with NYSE requirements, including with respect to independence and committee composition.

2.8 Effect of First Merger on ENPC Common Stock and ENPC Warrants. At the First Merger Effective Time, by virtue of the First Merger and without any action on the part of any Party or any other Person, including the holders of any of the following securities:

(a) ENPC CAPSTM. Effective immediately prior to the conversion contemplated by Section 2.8(b), any and all “CAPS™” (as such term is defined in the Warrant Agreement), which are composed of one share of ENPC Class A Common Stock and one-fourth of one ENPC Warrant (including Private Placement CAPS™ and Working Capital CAPS™, each as defined in the Warrant Agreement), shall be immediately and automatically detached and broken out into their constituent parts (the “CAPS™ Separation”), such that a holder of a CAPS™ shall be deemed to hold one share of ENPC Class A Common Stock and one-fourth of one ENPC Warrant and such underlying constituent securities shall be converted or cancelled in accordance with Section 2.8(b) and Section 2.8(d), as applicable.

(b) ENPC Capital Stock. Subject to Section 2.8(e) and Section 2.11,

(i)

Immediately prior to the First Merger Effective Time, (x) 495,357 shares of ENPC Class F Common Stock shall be converted into 1,238,393 shares of ENPC Class A Common Stock in accordance with Section 4.3 of the ENPC Certificate of Incorporation (the “ENPC Class F Conversion”) (371,518 of which shall be subject to the vesting and forfeiture provisions set forth in the Sponsor Agreement upon their conversion to Parentco Common Stock in accordance with Section 2.8(b)(iii)) and (y) the remainder of the ENPC Class F Common Stock and remainder of the ENPC Class A Common Stock (excluding, for the avoidance of doubt, the 1,238,393 shares of ENPC Class A Common Stock in the preceding clause (x)) held by Sponsor shall be immediately and automatically cancelled without any conversion thereof and no payment or distribution shall be made with respect thereto;

(ii)

Immediately prior to the First Merger Effective Time, all shares of ENPC Class B Common Stock shall be automatically deemed to be transferred to ENPC, surrendered and forfeited for no consideration (the “ENPC Class B Contribution”); and

(iii)

Following the CAPS™ Separation, ENPC Class F Conversion and the ENPC Class B Contribution, each share of ENPC Class A Common Stock issued and outstanding immediately prior to the First Merger Effective Time shall be immediately and automatically converted into the right to receive from Parentco one validly issued, fully paid and nonassessable share of Parentco Common Stock, subject to any withholding Taxes required by applicable Law.

At the First Merger Effective Time, all issued and outstanding ENPC Common Stock shall no longer be outstanding and shall cease to exist. Any and all holders of certificates previously evidencing shares of ENPC Common Stock outstanding immediately prior to the First Merger Effective Time shall cease to have any rights with respect to such shares of ENPC Common Stock, except as expressly provided herein or by Law.

(c) Conversion of Merger Sub Capital Stock. At the First Merger Effective Time, each share of common stock of ENPC Merger Sub issued and outstanding immediately prior to the First Merger Effective Time shall be immediately and automatically converted into and become one share of common stock, par value $0.0001 per share, of the First Surviving Company, with all of such shares of the First Surviving Company held solely by Parentco. All shares of common stock of ENPC Merger Sub, after being converted as provided in this Section 2.8(c), shall no longer be outstanding and shall cease to exist.

(d) ENPC Warrants.

(i)

Immediately prior to the First Merger Effective Time, all ENPC Private Placement Warrants and ENPC Working Capital Warrants shall be automatically deemed to be transferred to ENPC, surrendered and forfeited for no consideration (the “ENPC Private Warrant Contribution”).

(ii)

At the First Merger Effective Time, each Public Warrant (or portion thereof) issued and outstanding immediately prior to the First Merger Effective Time will, pursuant to the terms of the Warrant Agreement, immediately and automatically represent the right to purchase shares of Parentco Common Stock on the same terms and conditions as are set forth in the Warrant Agreement (each a “Parentco Warrant”). The Parties shall take all lawful action to effect the aforesaid provisions of this Section 2.8(d)(ii), including causing the Warrant Agreement to be assigned to Parentco or amended to the extent necessary to give effect to this Section 2.8(d)(ii), including adding Parentco as a party thereto.

(e) Cancellation of Parentco Common Stock and ENPC Common Stock Owned by ENPC. At the First Merger Effective Time, if there are any shares of Parentco Common Stock or ENPC Common Stock that are owned by ENPC or any shares of Parentco Common Stock or ENPC Common Stock owned by any direct or indirect wholly-owned Subsidiary of ENPC immediately prior to the First Merger Effective Time, such shares shall be automatically canceled and extinguished without any conversion thereof or payment therefor.

2.9 Company Allocation. Schedule A sets forth (i) the calculation of the Aggregate Company Consideration, (ii) the allocation of the Aggregate Company Consideration among the Company Members (each Company Member’s respective allocation portion of the Aggregate Company Consideration, its “Proportionate Allocation”), and (iii) the portion of the Aggregate Company Consideration payable to each Company Member. The allocation of the Aggregate Company Consideration set forth on Schedule A shall be binding on all Parties and shall be used by Parentco for purposes of issuing the Aggregate Company Consideration to the Company Members. In issuing the Aggregate Company Consideration, Parentco and ENPC shall be entitled to rely fully on the information set forth on Schedule A, absent manifest error.

2.10 Effect of Second Merger on Company Interests. At the Second Merger Effective Time, by virtue of the Second Merger and without any action on the part of any Party or any other Person, including the holders of any of the following securities:

(a) Company Interests. At the Second Merger Effective Time, all Company Interests issued and outstanding immediately prior to the Second Merger Effective Time shall be converted automatically into and thereafter represent solely the right to receive the Aggregate Company Consideration, with each Company Member receiving its Proportionate Allocation of the Aggregate Company Consideration, following which, all Company Interests shall cease to be outstanding and shall automatically be cancelled and shall cease to exist. As of the Second Merger Effective Time, each of the Company Members shall cease to have any other rights with respect to the Company Interests.

(b) Treasury Interests. At the Second Merger Effective Time, if there are any equity securities of the Company that are owned by the Company in treasury or by any direct or indirect Subsidiary of the Company, such equity interests shall be canceled and extinguished without any conversion thereof or payment therefor.

(c) Company Merger Sub Units. At the Second Merger Effective Time, all Company Merger Sub Units outstanding immediately prior to the Second Merger Effective Time shall be converted into an equal amount of membership interests of Second Surviving Company, with the same rights, powers and privileges as the Company Merger Sub Units so converted and shall constitute the only membership interests of Second Surviving Company.

2.11 Effect of Mergers on Issued and Outstanding Securities of Parentco. At the Second Merger Effective Time, by virtue of the Mergers and without any action on the part of any Party or the holders of securities of any of ENPC, ENPC Merger Sub, Company Merger Sub or the Company, all of the shares of Parentco issued and outstanding immediately prior to the Second Merger Effective Time, other than the shares of Parentco issued pursuant to the First Merger, shall be canceled and extinguished without any conversion thereof or payment therefor.

2.12 Exchange of Securities.

(a) Exchange Agent; Exchange Fund. On the Closing Date, Parentco shall deposit, or shall cause to be deposited, with a bank or trust company that shall be designated by ENPC and is reasonably satisfactory to the Company (the “Exchange Agent”), it being agreed that Continental Stock Transfer & Trust Company is satisfactory to all Parties, for the benefit of the holders of Company Interests and ENPC Common Stock, for exchange in accordance with this Article II, the number of shares of Parentco Common Stock sufficient to deliver the Aggregate Transaction Consideration payable pursuant to this Agreement (such shares of Parentco Common Stock being hereinafter referred to as the “Exchange Fund”). Parentco shall cause the Exchange Agent pursuant to irrevocable instructions, to pay the Aggregate Transaction Consideration out of the Exchange Fund in accordance with this Agreement. Except as contemplated by Sections 2.8, 2.9, 2.10 and this Section 2.12, the Exchange Fund shall not be used for any other purpose. The First Surviving Company shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of shares of ENPC Common Stock and Company Interests for the Aggregate Transaction Consideration.

(b) Exchange Procedures.

(i)

Promptly following the Closing pursuant to the procedures set forth in the Letter of Transmittal, (i) the holders of the ENPC Common Stock and ENPC CAPS™ will surrender their stock certificates or other instruments representing the ENPC Common Stock and ENPC CAPS™, if any, (collectively, the “ENPC Certificates”) and (ii) the holders of the Company Interests will surrender their membership certificates or other instruments representing the Company Interests, if any, and written acknowledgement of the termination of their rights to such Company Interests (collectively, the “Company Certificates”), or in the case of a lost, stolen or destroyed ENPC Certificate or Company Certificate, upon delivery of a Lost Certificate Affidavit (and indemnity, if required) in the manner provided in Section 2.12(f), to Parentco for cancellation together with any related documentation reasonably requested by Parentco in connection therewith.

(ii)

Parentco Common Stock shall be issued in book entry form to the holders of Company Interests and ENPC Common Stock upon surrender of the Company Certificates and ENPC Certificates, if any, respectively, as provided for in this Agreement or otherwise agreed by the Parties. Upon surrender of the Company Certificates and ENPC Certificates (or in the case of a lost, stolen or destroyed Company Certificate or ENPC Certificate, upon delivery of a Lost Certificate Affidavit (and indemnity, if required) in the manner provided in Section 2.12(f)) for cancellation to Parentco or to such other agent or agents as may be appointed by Parentco, Parentco shall issue, or cause to be issued, (I) to each holder of the Company Certificates such certificates representing the number of shares of Parentco Common Stock for which their respective Company Interests are exchangeable, pursuant to Sections 2.9 and 2.10 and Schedule A, at the Second Merger Effective Time and (II) to each holder of the ENPC Certificates such certificates representing the number of shares of Parentco Common Stock for which their respective ENPC Common Stock is exchangeable, pursuant to Section 2.8, at the First Merger Effective Time, and in either case any dividends or distributions payable pursuant to Section 2.12(g), and the Company Certificates and the ENPC Certificates so surrendered shall forthwith be canceled.

(iii)	If certificates representing the shares of Parentco Common Stock are to be issued in a name other than that in which the Company Certificates or ENPC Certificates surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Company Certificates or ENPC Certificates so surrendered will be properly endorsed and otherwise in proper form for transfer and that the persons requesting such exchange will have paid to Parentco or any agent designated by it any transfer or other Taxes required by reason of the issuance of certificates representing the shares of Parentco Common Stock in any name other than that of the registered holder of the Company Certificates or ENPC Certificates surrendered, or established to the satisfaction of Parentco or any agent designated by it that such Tax has been paid or is not payable.

(iv)

Promptly after the Closing, Parentco shall send to each holder of Company Interests and to each holder of ENPC CAPS™ and ENPC Common Stock a letter of transmittal for use in exchanging such holder’s Company Certificates or ENPC Certificates, as applicable, for the applicable portion of the Aggregate Transaction Consideration which shall be in customary form (a “Letter of Transmittal”) and shall specify that the delivery of share certificates in respect of the Aggregate Transaction Consideration shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Company Certificates or ENPC Certificates, as applicable, to Parentco (or a Lost Certificate Affidavit) for use in such exchange. Each (i) Company Member shall be entitled to receive its Proportionate Allocation of the Aggregate Company Consideration in respect of the Company Interests represented by the Company Certificate(s) and (ii) holder of ENPC Common Stock (excluding any equity securities to be canceled as described in Section 2.8(b)) shall be entitled to receive the shares of Parentco Common Stock to which it is entitled, as soon as reasonably practicable after the First Merger Effective Time or Second Merger Effective Time, as applicable, but subject to the delivery to Parentco of the following items (collectively, the “Transmittal Documents”): the Company Certificate(s) or ENPC Certificates, as applicable (or a Lost Certificate Affidavit), together with a properly completed and duly executed Letter of Transmittal and such other documents as may be reasonably requested by Parentco. Until so surrendered, each Company Certificate and each ENPC Certificate shall represent after the Second Effective Time for all purposes only the right to receive such portion of the Aggregate Transaction Consideration attributable to such Company Certificate or ENPC Certificate, as applicable.

(c) Termination Rights. The Aggregate Transaction Consideration, dividends or other distributions with respect to Parentco Common Stock pursuant to Section 2.12(g) paid upon the surrender of and in exchange for shares of ENPC Common Stock or Company Interests in accordance with the terms of this Agreement shall be deemed to have been paid in full satisfaction of all rights pertaining to such ENPC Common Stock or Company Interests and there shall be no further registration of transfers on the books and records of (i) the First Surviving Company of the shares of ENPC Common Stock that were outstanding prior to the First Merger Effective Time, or (ii) the Second Surviving Company of Company Interests that were outstanding prior to the Second Merger Effective Time. If, after the Second Merger Effective Time, Company Certificates or ENPC Certificates are presented to the either the First Surviving Company or the Second Surviving Company for any reason, they shall be canceled and exchanged for the Aggregate Transaction Consideration issuable in respect of the shares of ENPC Common Stock or Company Interests, as applicable, previously represented by such ENPC Certificates or Company Certificates, as applicable, and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.12(g), without any interest thereon (as applicable).

(d) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the former holders of ENPC Common Stock or Company Interests on the date that is six (6) months after the Closing Date shall be delivered to Parentco, upon demand, and any former stockholders of ENPC or holders of Interests in the Company who have not theretofore received the Aggregate Transaction Consideration, and any dividends or other distributions with respect to shares of Company Common Stock to which they are entitled pursuant to Section 2.12(g), in each case without interest thereon (as applicable), shall thereafter look only to Parentco for payment of their claim for such amounts.

(e) No Liability. None of the Exchange Agent, Parentco, the First Surviving Company or the Second Surviving Company shall be liable to any holder of Company Interests or ENPC Common Stock (or dividends or distributions with respect thereto) for any amount of Aggregate Transaction Consideration properly delivered to a public official pursuant to any abandoned property, escheat or similar Law in accordance with this Section 2.12. Any portion of the Exchange Fund remaining unclaimed by holders of Company Interests or ENPC Common Stock as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the fullest extent permitted by applicable Law, become the property of Parentco free and clear of any claims or interest of any person previously entitled thereto.

(f) Lost, Stolen or Destroyed Certificates. If any Company Certificate or ENPC Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact (a “Lost Certificate Affidavit”) by the Person claiming such Company Certificate or ENPC Certificate to be lost, stolen or destroyed and, if reasonably required by Parentco, the posting by such Person of a bond in such reasonable amount as Parentco may direct as indemnity against any claim that may be made against it with respect to such Company Certificate or ENPC Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Company Certificate or ENPC Certificate the Aggregate Transaction Consideration issuable or payable, as applicable, in respect of the Company Interests or shares of ENPC Common Stock formerly represented by such Company Certificate or ENPC Certificate, respectively, and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.12(g), in each case, without any interest thereon (as applicable).

(g) Distributions with Respect to Unexchanged Shares of Parentco Common Stock. No dividends or other distributions declared or made with respect to Parentco Common Stock with a record date after the Second Merger Effective Time will be paid to the holders of any Company Certificates or ENPC Certificates that have not yet been surrendered with respect to the shares of Parentco Common Stock to be issued upon surrender thereof until the holders of record of such Company Certificates or ENPC Certificates shall surrender such certificates. Subject to applicable Law, following surrender of any such Company Certificates or ENPC Certificates, Parentco shall promptly deliver to the record holders thereof, without interest, the amount of any such dividends or other distributions with a record date after the Second Merger Effective Time theretofore paid with respect to such shares of Parentco Common Stock.

(h) Adjustments to Aggregate Transaction Consideration. The Aggregate Transaction Consideration shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to (i) Company Interests occurring on or after the Execution Date and prior to the Second Merger Effective Time to provide the holders of shares of Company Interests immediately prior to the Second Merger Effective Time the same economic effect as contemplated by this Agreement prior to such event, and (ii) ENPC Common Stock occurring on or after the Execution Date and prior to the First Merger Effective Time to provide the holders of shares of ENPC Common Stock immediately prior to the First Merger Effective Time the same economic effect as contemplated by this Agreement prior to such event; and in each case such items so adjusted shall, from and after the date of such event, be the relevant portion of the Aggregate Transaction Consideration.

(i) No Fractional Shares. No fraction of a share of Parentco Common Stock will be issued by virtue of the Mergers, and any time that shares of Parentco Common Stock are distributed to any Person pursuant to this Agreement, such amount of shares (after aggregating all fractional shares of Parentco Common Stock that otherwise would be received by such Person in connection with such distribution) shall be rounded-down to the nearest whole number.

2.13 Payment of Expenses.

(a) No sooner than five (5) or later than two (2) Business Days prior to the Closing Date, the Company shall provide to ENPC a written report setting forth a list of all of the following fees and expenses incurred by or on behalf of the Company and its Affiliates in connection with the preparation, negotiation and execution of this

Agreement and the consummation of the Transactions (together with written invoices and wire transfer instructions for the payment thereof), solely to the extent such fees and expenses are incurred and expected to remain unpaid as of the close of business on the Business Day immediately preceding the Closing Date: (i) the fees and disbursements of outside counsel to the Company and its Affiliates incurred in connection with the Transactions and (ii) the fees and expenses of any other agents, advisors, consultants, experts, financial advisors and other service providers engaged by the Company and its Affiliates in connection with the Transactions (collectively, the “Outstanding Company Transaction Expenses”). On the Closing Date following the Closing, ENPC or Parentco shall pay or cause to be paid by wire transfer of immediately available funds all such Outstanding Company Transaction Expenses.

(b) No sooner than five (5) or later than two (2) Business Days prior to the Closing Date, ENPC shall provide to the Company a written report setting forth (i) a list of all fees, expenses and disbursements incurred by or on behalf of ENPC, Parentco or the Merger Subs for outside counsel, agents, advisors, consultants, experts, financial advisors and other service providers engaged by or on behalf of ENPC, Parentco or the Merger Subs in connection with the Transactions or otherwise in connection with ENPC’s operations, and (ii) a list of all Indebtedness, including the Sponsor Loans (in each case, together with written invoices and wire transfer instructions for the payment thereof) (collectively, the “Outstanding ENPC Transaction Expenses”). Unless otherwise agreed by ENPC and the Company, the Outstanding ENPC Transaction Expenses directly related to legal fees, accounting fees and due diligence costs shall not exceed $15,400,000. On the Closing Date following the Closing, ENPC shall pay or cause to be paid by wire transfer of immediately available funds all such Outstanding ENPC Transaction Expenses.

2.14 Taking of Necessary Action; Further Action. If, at any time after the Second Merger Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the First Surviving Company and the Second Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of ENPC Merger Sub and Company Merger Sub, respectively, the then-current officers and directors of First Surviving Company, Second Surviving Company and Parentco are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

2.15 Tax Consequences. It is intended by the Parties that (i) the Mergers collectively qualify as a transaction described in Section 351 of the Code, (ii) the First Merger qualifies as a reorganization described in Section 368(a)(1) of the Code and Treasury Regulations thereunder and (iii) the ENPC Recapitalization qualifies as a “recapitalization” described in Section 368(a)(1)(E) of the Code.

2.16 Withholding of Tax. Parentco (or any other payor) shall be entitled (but not obligated except as required by applicable Law) to deduct and withhold from the consideration otherwise payable to the holders of Company Interests or ENPC Common Stock pursuant to this Agreement such amounts as Parentco shall determine in good faith are required to be deducted and withheld with respect to the making of such payment under the Code or any provision of U.S. federal, state, local or foreign Tax Law. Prior to withholding, Parentco shall use commercially reasonable efforts to provide notice to a holder of Company Interests or ENPC Common Stock that withholding is required with respect to such payment. Notwithstanding the foregoing, no such notice is required in respect of any compensatory amounts or amount required to be withheld as a result of a failure to provide the certificates described in Section 2.3(a)(ix) or Section 2.3(b)(iv). To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holders of Company Interests or ENPC Interests, as applicable.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedules delivered by the Company on the Execution Date (the “Company Disclosure Schedules”), the section numbers of which are numbered to correspond to the section numbers of this Agreement to which they refer, the Company hereby represents and warrants to ENPC, as of the Execution Date and as of the Closing (or, if a representation and warranty is specifically made as of another date, such other date), as follows:

3.1 Organization and Qualification; Subsidiaries.

(a) Each of the Company and each Subsidiary of the Company following the Company Pre-Closing Transactions (each a “Company Subsidiary”) is a limited liability company, duly formed, validly existing and in good standing under the Laws of the State of Delaware. The Company and each Company Subsidiary (together, each a “Grey Rock Entity”) has the requisite limited liability company power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power, authority and governmental approvals has not had, individually or in the aggregate, a Material Adverse Effect on the Grey Rock Entities, taken as a whole (a “Company Material Adverse Effect”). Each Grey Rock Entity is duly qualified and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than where the failure to be duly organized, validly existing, to so qualify, to be in good standing or to have such requisite power and authority has not had, individually or in the aggregate, a Company Material Adverse Effect. The Company has heretofore made available to ENPC complete and correct copies of the Organizational Documents of each of the Grey Rock Entities and each of the Grey Rock Funds Governing Documents, each as in effect on the Execution Date. As of the Closing, the Organizational Documents of the Grey Rock Entities have not been amended in any respect from those made available to ENPC, except for any amendments expressly permitted by this Agreement and made in connection with this Agreement or the Transactions.

(b) Schedule 3.1(b) sets forth a true and complete list of all of the Company Subsidiaries, and with respect to each Company Subsidiary (a) its jurisdiction of organization, (b) its authorized membership interests or other equity interests (if applicable), and (c) the percentage of or number of issued and outstanding Interests and the record holders and beneficial owners thereof (as of both the Execution Date and immediately following the completion of the Company Pre-Closing Transactions). Other than the Company Subsidiaries following the Company Pre-Closing Transactions, the Company does not, and at the Closing will not, directly or indirectly own any Interest in, or any interest convertible into or exchangeable or exercisable for any Interest in, any corporation, limited liability company, partnership, joint venture or business association or other entity.

3.2 Capital Structure.

(a) Prior to giving effect to the Transactions contemplated by this Agreement and the Ancillary Documents, as of the Execution Date all of the issued and outstanding Interests of each Grey Rock Entity are set forth on Schedule 3.2(a), along with the beneficial and record owners of such equity interests as of both (i) the Execution Date and (ii) immediately following the completion of the Company Pre-Closing Transactions, but prior to giving effect to the Transactions contemplated by this Agreement, all of which such Interests are owned, and at the Closing will be owned, free and clear of any Encumbrances (other than Permitted Encumbrances). All of the outstanding Interests of the Grey Rock Entities (i) have been duly authorized and validly issued and are fully paid, free and clear of all Encumbrances (other than Permitted Encumbrances) and non-assessable (except to the extent non-assessability may be affected by Section 18-607 of the DLLCA); (ii) were issued in compliance in all material respects with applicable Law; and (iii) were not issued in breach or violation of any preemptive rights, rights of first refusal or other similar rights.

(b) There are no options, warrants, calls, rights (including preemptive rights), commitments or agreements to which any Grey Rock Entity is a party or by which it is bound in any case obligating such Grey Rock Entity to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, Interests in such Grey Rock Entity, or obligating such Grey Rock Entity to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. There are not any voting or other agreements to which a Grey Rock Entity is a party or by which it is bound relating to the voting of any equity interests in any Grey Rock Entity. No Grey Rock Entity owns any Interest in any other Person or has any option, warrant, call, right, commitment or agreement to acquire any Interest in any other Person. Except as set forth on Schedule 3.2(b), no Interests in any Grey Rock Entity are issuable and no rights in connection with any Interests of the Grey Rock Entities will accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise) as a result of the consummation of the Transactions contemplated by this Agreement and the Ancillary Documents.

(c) Except as disclosed in the Grey Rock Funds Financial Statements, as contemplated in the Company Pre-Closing Transactions and for the Permitted Distributions, since December 31, 2021, (i) none of the Grey Rock Entities (i) has declared or paid any distribution or dividend in respect of its equity interests or (ii) has repurchased, redeemed or otherwise acquired any equity interests of such Grey Rock Entity, and the board of managers of the Company have not authorized any of the foregoing.

3.3 Authorization; Binding Agreement.

(a) The Company has all requisite limited liability company power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or is required to be a party, to perform the Company’s obligations under this Agreement and thereunder and to consummate the Transactions and the transactions contemplated thereby. The execution and delivery of this Agreement and each Ancillary Document to which the Company is or is required to be a party and the consummation of the Transactions and the transactions contemplated thereby, (i) have been duly and validly authorized by the Company’s board of managers in accordance with the Company’s Organizational Documents and the DLLCA and (ii) other than the approval of the GREP Holdco Entities, no other limited liability company proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the Transactions and the transactions contemplated thereby. This Agreement has been, and each Ancillary Document to which the Company is or is required to be a party shall be when delivered, duly and validly executed and delivered by the Company and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties to this Agreement and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. The Company’s board of managers and each of the GREP Holdco Entities, in their capacities as members of the Company, by written consent in lieu of a joint meeting of the managers and members, (A) determined that this Agreement and the Second Merger and the other Transactions contemplated hereby are advisable, fair to, and in the best interests of, the Company and its members, and (B) approved this Agreement, the Second Merger and the other transactions contemplated by this Agreement in accordance with the DLLCA and its Organizational Documents.

(b) The Pre-Closing Transactions and the Transactions have each been duly and validly approved and authorized by the respective general partners of each Grey Rock Fund in accordance with such Grey Rock Funds Governing Documents, and no other limited partnership proceedings or other actions on the part of the Grey Rock Funds are necessary to authorize the Pre-Closing Transactions or the Transactions.

3.4 No Violations; Consents and Approvals.

(a) The execution and delivery by the Company of this Agreement and the Ancillary Documents to which it is a party does not, and the performance by the Company of the Agreement and each such Ancillary Document will not, result in any violation of, or default (with or without notice or lapse of time, or both) under, or acceleration of any material obligation or the loss, suspension, limitation or impairment of a material benefit under (or right of any Grey Rock Entity to own or use any assets or properties required for the conduct of their respective businesses, including any of the Oil and Gas Properties owned or held by them) or result in (or give rise to) the creation of any Encumbrance (other than Permitted Encumbrances) or any rights of termination, cancellation, first offer or first refusal, in each case, with respect to any of the properties or assets of any of the Grey Rock Entities (including, for the avoidance of doubt, any of the Oil and Gas Properties of the Grey Rock Entities) under, any provision of (i) the Organizational Documents of any Grey Rock Entity or the Grey Rock Funds Governing Documents, (ii) assuming the consents, approvals and notices referred to in Section 3.4(c) (including Immaterial Consents) and Schedule 3.4(c) of the Company Disclosure Schedules are duly and timely obtained or made, any Material Company Contract or an Oil and Gas Lease of any Grey Rock Entity or (iii) assuming the consents, approvals, orders, authorizations, notices, registrations, declarations, filings or permits referred to in Section 3.5 are duly and timely obtained or made, any Law applicable to any applicable Grey Rock Entity or any of its properties or assets, other than, in the case of clauses (ii) and (iii), any such violations, defaults, acceleration, losses, suspensions, limitations, impairments, Encumbrances or rights that have not had, individually or in the aggregate, a Company Material Adverse Effect.

(b) No Grey Rock Entity is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of the Organizational Documents of such Grey Rock Entity, except for defaults or violations that have not had, individually or in the aggregate, a Company Material Adverse Effect.

(c) Other than as set forth on Schedule 3.4(c), no consent or approval from, or notice to, any third party under any Material Company Contract or an Oil and Gas Lease of any Grey Rock Entity is required to be obtained or made by any Grey Rock Entity in connection with the execution and delivery of this Agreement by the Company or the consummation of the Transactions, other than Immaterial Consents.

3.5 Governmental Consents. No consent, approval, order or authorization of, notice to, registration, declaration or filing with, or permit from any Governmental Entity is required to be obtained or made by any Grey Rock Entity in connection with the execution and delivery of this Agreement by the Company or the consummation of the Transactions, except for: (a) the filing of a HSR Act notification and report form by the Company or its Ultimate Parent Entity and the expiration or termination of the applicable HSR Act waiting period; (b) such filings and approvals as may be required by any applicable federal or state securities or “blue sky” laws; (c) the consents, approvals, orders, authorizations, notices, registrations, declarations, filings set forth on Schedule 3.5; and (d) any such consent, approval, order, authorization, notice, registration, declaration, filing or permit that is customarily obtained or made after Closing or that the failure to obtain or make would not have, individually or in the aggregate, a Company Material Adverse Effect.

3.6 Grey Rock Funds Financial Statements.

(a) The Company has made available to ENPC true and correct copies of the (i) audited consolidated financial statements of Grey Rock Fund I, (ii) the audited combined financial statements of Grey Rock Fund II and (iii) the audited combined financial statements of Grey Rock Fund III (including, in each case, any related notes thereto), consisting of (x) the audited consolidated balance sheets of Grey Rock Fund I as of December 31, 2019, December 31, 2020 and December 31, 2021, and the related audited consolidated statements of operations, changes in partners’ capital and cash flows for the fiscal years then ended, (y) the audited combined balance sheets of Grey Rock Fund II as of December 31, 2020 and December 31, 2021, and the related audited combined statements of operations, changes in partners’ capital and cash flows for the fiscal years then ended, and (z) the audited combined balance sheets of Grey Rock Fund III as of December 31, 2020 and December 31, 2021, and the related audited combined statements of operations, changes in partners’ capital and cash flows for the fiscal years then ended, each audited by a PCAOB qualified auditor (the financial statements described in this Section 3.6(a), collectively, the “Grey Rock Funds Audited Financials”).

(b) Except as set forth on Schedule 3.6(b), the Grey Rock Funds Audited Financials (and the Grey Rock Funds Unaudited Financial Statements when made available to ENPC pursuant to Section 6.14(d)) will (i) have been prepared based upon the books of account and other financial records of each of the Grey Rock Funds, (ii) have been prepared in accordance with GAAP consistently applied using the same accounting principles, policies and methods as have historically been used in connection with the calculation of the items reflected thereon, except, solely with respect to any Grey Rock Funds Unaudited Financial Statements, for (A) the absence of footnotes and (B) normal year-end adjustments none of which would have, or would be reasonably expected to have, a Company Material Adverse Effect, taken as a whole, (iii) fairly present, in all material respects, the financial positions and performances of each of the Grey Rock Funds as of the dates thereof and for the periods set forth therein, (iv) except with respect to any Grey Rock Funds Unaudited Financial Statements, contain an unqualified report of the Grey Rock Funds’ auditors (provided that the Grey Rock Funds Financial Statements shall not be required to include signed audit opinions as of the date of this Agreement, which signed audit opinions shall instead be delivered concurrently with the filing of the Proxy Statement/Prospectus (as defined below) with the SEC), and (v) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act (including Regulation S-X or Regulation S-K, as applicable) in effect as of the date of this Agreement, at the time of filing of the Proxy Statement/Prospectus and at the time of effectiveness of the Proxy Statement/Prospectus. The Fund I Audited Financial Statements were audited in accordance with the standards of the PCAOB.

3.7 Absence of Certain Changes or Events.

(a) Since December 31, 2021, there has not been any event, change, effect or development that, individually or in the aggregate, has had a Company Material Adverse Effect.

(b) From December 31, 2021 through the Execution Date, the Grey Rock Entities have conducted their business in the ordinary course of business in all material respects, other than the negotiation and execution of this Agreement and the Transactions contemplated hereby.

(c) Since December 31, 2021, neither the Company nor any Grey Rock Entity has made any dividend, distribution or similar payment to its respective equityholders other than the Permitted Distributions. Since December 31, 2021, neither the Company nor any Grey Rock Entity has incurred any indebtedness for borrowed money.

3.8 No Undisclosed Material Liabilities. Except as set forth in Schedule 3.8, there are no liabilities of any Grey Rock Entity, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities reflected, disclosed or reserved against in the Grey Rock Funds Financial Statements; (b) liabilities incurred in the ordinary course of business subsequent to December 31, 2021; (c) liabilities for fees and expenses incurred in connection with, or in furtherance of, the Transactions; (d) liabilities not required to be presented on the face of an unaudited interim balance sheet prepared in accordance with GAAP; (e) liabilities incurred as permitted under Section 6.1(b); and (f) liabilities which would not have a Company Material Adverse Effect.

3.9 Permits; Compliance with Applicable Law.

(a) The Grey Rock Entities hold all material Permits that are required for the lawful ownership and operation of the Grey Rock Entities’ business (the “Company Permits”), except where the failure to so hold would not have a Company Material Adverse Effect. The Grey Rock Entities are in compliance with the terms of the Company Permits in all material respects. As of the Execution Date, no investigation or review by any Governmental Entity with respect to any Grey Rock Entity is pending or, to the Company’s Knowledge, threatened that seeks the suspension, revocation or material adverse modification of any Company Permit.

(b) Except with respect to Tax matters (which are provided for in Section 3.12) and environmental matters (which are provided for in Section 3.15), the Grey Rock Entities are in compliance with and are not in default under or in violation of, any applicable Law, except where such non-compliance, default or violation has not had, individually or in the aggregate, a Company Material Adverse Effect. As of the Execution Date, no Grey Rock Entity has received any written communication since December 31, 2018 from a Governmental Entity that alleges that a Grey Rock Entity is not in compliance with, in all material respects, or is in material default or material violation of, any applicable Law.

3.10 Absence of Litigation. Except as set forth in Schedule 3.10, and except for such matters as have not had, individually or in the aggregate, a Company Material Adverse Effect, there is no (a) Proceeding pending, or, to the Company’s Knowledge, threatened against any Grey Rock Entity, or (b) judgment, settlement, decree, injunction, ruling or order of any Governmental Entity or arbitrator outstanding against any Grey Rock Entity.

3.11 Employees; Benefits.

(a) None of the Grey Rock Entities has, or has had, any employees (either directly or under a single employer, joint employer, alter ego or other theory of joint employment) and no Grey Rock Entity is or has ever been party to or bound by (either directly or indirectly) any agreement with any individual providing services as an independent contractor or as a consultant or staffing agency. The Grey Rock Entities have no liabilities with respect to any current or former employees or any other individuals (including independent contractors, contingent workers, contract workers, leased employees, seasonal employees or temporary employees) that have performed work at or in connection with the business of any Grey Rock Entity.

(b) The Grey Rock Entities are neither party to, nor bound by, any collective bargaining agreement or other contract with any labor union, labor organization, or works council, and no individual providing services at or in connection with the business of any Grey Rock Entity is represented by any labor union, works council, or other labor organization. To the Company’s Knowledge, in the past five (5) years there have been no labor organizing activities with respect to any individual providing services at or in connection with the business of any Grey Rock Entity. In the past three (3) years, there has been no actual or, to the Company’s Knowledge, threatened unfair labor practice charges, material labor grievances, material labor arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, handbilling or other material labor disputes against or affecting any Grey Rock Entity.

(c) The Grey Rock Entities (i) do not currently maintain or contribute to, any Employee Benefit Plan, (ii) are not, and have not been, a participating employer in any Employee Benefit Plan and (iii) do not have any liability, contingent or otherwise, with respect to any Employee Benefit Plan. No liability under Section 302 or Title IV of ERISA has, during the immediately preceding six years, been incurred by any of the Grey Rock Entities or any of their respective ERISA Affiliates that has not been satisfied in full, and no condition exists that presents a risk to any Grey Rock Entity or any such ERISA Affiliate of incurring any such liability. The extent of any potential risk cannot be determined with respect to whether a direct or indirect investor of the Grey Rock Entities or any of their ERISA Affiliates has or could be determined to have any liability under Section 302 or Title IV of ERISA or has an investment interest in any other entity that has or could be determined to have liability under Section 302 or Title IV of ERISA and whether any such liability could become a liability of the Grey Rock Entities or any of their ERISA Affiliates.

(d) Neither the execution and delivery of this Agreement, nor the consummation of the Transactions contemplated hereby, either alone or in combination with another event, could: (i) entitle any current or former employee, consultant, director or other service provider of the Grey Rock Entities (or any dependent or beneficiary thereof) to any payment of compensation; (ii) increase the amount of compensation or benefits due to any such person for which the Company or the Grey Rock Entities could be liable; (iii) accelerate the vesting, funding or time of payment of any compensation, equity award or other benefit for which the Company or the Grey Rock Entities could be liable; or (iv) result in any payments or benefits for which the Company or the Grey Rock Entities could be liable under any agreement or arrangements that, individually or in combination with any other payment or benefit, could constitute the payment of any “excess parachute payment” within the meaning of Section 280G of the Code or in the imposition of an excise Tax under Section 4999 of the Code.

(e) To the Company’s Knowledge, each entity that any Grey Rock Entity has engaged through a management services agreement, is, and for the past three (3) years has been, in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, including all Laws respecting terms and conditions of employment, health and safety, wages and hours (including the classification of independent contractors and exempt and non-exempt employees), immigration (including the completion of Forms I-9 for all employees and the proper confirmation of employee visas), employment harassment, discrimination or retaliation, whistleblowing, disability rights or benefits, equal opportunity, plant closures and layoffs (including the Worker Adjustment and Retraining Notification Act of 1988 or any similar Laws), employee trainings and notices, workers’ compensation, labor relations, employee leave issues, COVID-19, affirmative action and unemployment insurance.

3.12 Taxes.

(a) All income and other material Tax Returns required to be filed by or with respect to the Grey Rock Entities or with respect to the assets of the Grey Rock Entities have been duly and timely filed (taking into account extension of time for filing) with the appropriate Governmental Entity, and all such Tax Returns were true, correct and complete in all material respects. All material Taxes owed by the Grey Rock Entities (or for which the Grey Rock Entities may be liable) have been timely paid in full (regardless of whether shown on any Tax Return). All material withholding Tax requirements imposed on or with respect to any Grey Rock Entity have been satisfied in full. There are no Encumbrances (other than Encumbrances for Taxes that are not yet delinquent) on any of the assets of the Grey Rock Entities that arose in connection with any failure (or alleged failure) to pay any Tax.

(b) There is no material Proceeding currently pending, or threatened in writing by a Governmental Entity, against a Grey Rock Entity or with respect to the assets of a Grey Rock Entity in respect of any Tax or Tax Return.

(c) There is not in force any waiver or agreement for any extension of time for the assessment, collection or payment of any material Tax by any Grey Rock Entity.

(d) There is no outstanding material claim, assessment or deficiency against any Grey Rock Entity for any Taxes that has been asserted in writing by any Governmental Entity.

(e) No written claim or nexus inquiry has been made by any Governmental Entity to any Grey Rock Entity in a jurisdiction where a Grey Rock Entity does not file a Tax Return that it is or may be subject to material Tax in such jurisdiction, nor has any such assertion been threatened or proposed in writing and received by a Grey Rock Entity or its Affiliates.

(f) No Grey Rock Entity is a party to any agreement or arrangement relating to the apportionment, sharing, assignment, indemnification or allocation of Taxes, other than any customary Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business and not primarily relating to the apportionment, sharing, assignment or allocation of Tax.

(g) No Grey Rock Entity has participated, nor is any Grey Rock Entity currently participating, in any “listed transactions” within the meaning of Treasury Regulations Section 1.6011-4.

(h) None of the assets of any Grey Rock Entity are subject to a tax partnership agreement or otherwise treated, or required to be treated, as held in an arrangement requiring a partnership income Tax Return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code.

(i) Other than for purposes of Texas franchise tax, no Grey Rock Entity is or has ever been, a member of an affiliated group filing a consolidated income Tax Return or any other consolidated, combined, unitary or similar group for any taxable period, nor has, and has never had, any liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any comparable provision of foreign, state or local Tax Law), as a transferee or successor, by contract or otherwise by operation of Law.

(j) No Grey Rock Entity will be required to include any item of income, or exclude any deduction or other Tax benefit in the computation of taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) change in, or use of an improper, method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as that term is defined in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, or (iv) prepaid amount received or deferred revenue accrued on or prior to the Closing Date. No Grey Rock Entity has made an election under Section 965(h) of the Code to defer the payment of any liability for income Taxes.

(k) The Company Pre-Closing Transactions shall not result in any Taxes payable by Parentco or any Grey Rock Entity on or after the Closing Date.

(l) Each Grey Rock Entity that is treated as a partnership for U.S. federal income tax purposes (and applicable state and local tax purposes) has in place an election under Section 754 of the Code (and any applicable election under state and local tax purposes).

(m) No Grey Rock Entity has made an election contemplated by Section 1101(g)(4) of the Bipartisan Budget Act of 2015, Pub. L. No. 114-74.

(n) Each Grey Rock Entity other than the Company has been properly treated at all times since its inception as a disregarded entity for U.S. federal income tax purposes (and applicable state and local tax purposes). The Company has been properly treated at all times since its inception as a disregarded entity or partnership for U.S. federal income tax purposes (and applicable state and local tax purposes).

(o) No Grey Rock Entity has received, requested, is a party to, or is bound by any closing agreement, offer in compromise, ruling, technical advice memorandum or any similar agreement or ruling relating to Taxes, in each case with or issued by any Governmental Entity that will have continued application to any Grey Rock Entity following the Closing.

(p) Each Grey Rock Entity has (i) properly complied with all applicable Laws if any Grey Rock Entity has deferred the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act, (ii) properly complied with all applicable Laws and duly accounted for any available Tax credits under Sections 7001 through 7005 of the Families First Act and Section 2301 of the CARES Act, and (iii) not sought and does not intend to seek a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act.

(q) The unpaid Taxes of each Grey Rock Entity do not exceed the reserves therefor (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Grey Rock Funds Financial Statements and will not exceed such reserves as adjusted for the passage of time through and including the Closing Date in accordance with the past custom and practices of such Grey Rock Entity in filing its Tax Returns. Since December 31, 2021, no Grey Rock Entity has incurred any material Tax liability outside the ordinary course of business.

(r) No Grey Rock Entity has any knowledge of any fact or circumstance that would reasonably be likely to prevent, impair or impede the Transactions from qualifying for the Intended Tax Treatment.

(s) No Grey Rock Entity has any plan or intention to cause ENPC to engage in any transaction or make any election that would result in a liquidation of ENPC for U.S. federal income tax purposes.

3.13 Oil and Gas Matters.

(a) Except to the extent Aggregate Title Losses do not exceed the Title Threshold and except for property sold or otherwise disposed of in the ordinary course of business since the date of the reserve reports prepared by Netherland, Sewell & Associates, Inc. (the “Company Independent Petroleum Engineers”) as of December 31, 2021 relating to the Oil and Gas Properties owned by the applicable Grey Rock Entity referred to in each such reserve report, copies of which are attached to Schedule 3.13(a) of the Company Disclosure Schedules (collectively, the “Company Reserve Report”), the Grey Rock Entities have Good and Defensible Title to all Oil and Gas Properties forming the basis for the reserves reflected in the Company Reserve Report and, in each case, as attributable to interests owned by the Grey Rock Entities. The term “Good and Defensible Title” means that a Grey Rock Entity’s title (that is either of record or in which the Grey Rock Entities have contractual or statutory rights) (as of the Execution Date, and as of the Closing) to each of the Oil and Gas Properties held or owned by it (or purported to be held or owned by it as reflected in the Company Reserve Report), and subject to Permitted Encumbrances, (A) entitles such Grey Rock Entity to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in (or, if not shown, the net revenue interest used by the Company Independent Petroleum Engineers in the determination of the reserves shown in) the Company Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the life of such Oil and Gas Properties, except for (I) decreases in connection with those operations in which the Grey Rock Entities or their successors or assigns may, from and after the date of this Agreement and in accordance with the terms of this Agreement, elect to be a non-consenting co-owner, (II) decreases resulting from the establishment or amendment, from and after the date of this Agreement, of pools or units in accordance with this Agreement, (III) decreases required after the date of this Agreement to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries, or (IV) adjustments to such net revenue interest based upon payout or payment of any cost-recovery burden, (B) obligates such Grey Rock Entity to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown in (or, if not shown, the working interest used by the Company Independent Petroleum Engineers in the determination of the reserves shown in) the Company Reserve Report for such Oil and Gas Properties except for (I) increases resulting from contribution rights or requirements with respect to defaulting or non-consenting co-owners from and after the date of this Agreement under applicable operating agreements, (II) increases to the extent that such increases are accompanied by at least a proportionate increase in the net revenue interest of the Grey Rock Entities, or (III) adjustments to such working interest based upon payout or payment of any cost-recovery burden and (C) is free and clear of all Encumbrances (other than Permitted Encumbrances).

(b) Except to the extent Aggregate Title Losses do not exceed the Title Threshold, the Grey Rock Entities hold defensible title (that is either of record or in which the Grey Rock Entities have contractual or statutory rights) to Oil and Gas Leases covering not less than the number of Net Mineral Acres set forth on Schedule 3.13(b), subject to Permitted Encumbrances. The term “Net Mineral Acres” means, with respect to each Oil and Gas Lease set forth in Schedule 3.13(b), (i) the number of gross acres in the lands covered by such Oil and Gas Lease, multiplied by (ii) the undivided mineral interest in such lands covered by such Oil and Gas Lease, multiplied by (iii) the applicable Grey Rock Entity’s working interest in such Oil and Gas Lease.

(c) The factual, non-interpretive data supplied to the Company Independent Petroleum Engineers relating to the Oil and Gas Properties covered by the Company Reserve Report, by or on behalf of the Grey Rock Entities that was material to such firm’s estimates of oil and gas reserves attributable to the Oil and Gas Properties of the Grey Rock Entities in connection with the preparation of the Company Reserve Report was, as of the time provided, accurate in all material respects. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, to the Company’s Knowledge, there have been no changes in respect of the matters addressed in the Company Reserve Report that have had, individually or in the aggregate, a Company Material Adverse Effect.

(d) Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, (i) no Grey Rock Entity has received any written claim or notice that any (A) rentals, shut-ins or similar payments owed to any Person or individual under (or otherwise with respect to) any such Oil and Gas Properties have not been properly and timely paid, (B) royalties, minimum royalties, overriding royalties or other Production

Burdens with respect to any Oil and Gas Properties owned or held by a Grey Rock Entity have not been timely and properly paid, (C) Grey Rock Entity (or, to the Company’s Knowledge, any third party operator) has violated any provision of, or taken or failed to take any action that, with or without notice, lapse of time, or both, would constitute a default the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by the Grey Rock Entities, and (ii) as of the Execution Date, no Grey Rock Entity has received written notice from any other party to any Oil and Gas Lease that such Grey Rock Entity is in material breach or default under any Oil and Gas Lease.

(e) Except as set forth on Schedule 3.13(e), all material proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of the Grey Rock Entities are being received by them in a timely manner and are not being held in suspense for any reason other than (i) awaiting preparation and approval of a division order or division order title opinions for recently drilled wells or (ii) as may be permitted by applicable Law.

(f) As of the Execution Date, there is no well included in the Oil and Gas Properties of any Grey Rock Entity that is subject to any order from any Governmental Entity or written notice pursuant to an Oil and Gas Lease or a Material Company Contract from any other third party requiring that such well be immediately plugged and abandoned or alleging that such well should have been previously plugged and abandoned.

(g) Schedule 3.13(g) sets forth, as of the Execution Date, all outstanding authorizations for expenditure for funding or participation under any agreement or contract which is binding on any Grey Rock Entity or Oil and Gas Properties and which the Company reasonably anticipates will individually require expenditures by a Grey Rock Entity in excess of $100,000.

(h) No Grey Rock Entity is obligated by virtue of a prepayment arrangement, make up right under a production sales contract containing a “take or pay” or similar provision, production payment or any other similar arrangement (other than gas balancing arrangements) to deliver Hydrocarbons or proceeds from the sale thereof, attributable to the Oil and Gas Properties of such Person at some future time without then or thereafter receiving the full contract price therefor.

(i) Except to the extent Aggregate Title Losses do not exceed the Title Threshold, no Grey Rock Entity has received written notice of any breach or default of, in any material respect, of any of its Oil and Gas Leases or any pooling agreement, production sharing agreement or similar agreement covering any such Oil and Gas Lease. As of the Execution Date, no Grey Rock Entity has received from any applicable lessor any written notice of any material default or material breach by such Grey Rock Entity under any Oil and Gas Lease for which default or breach has not been cured or remedied.

(j) There are no preferential purchase rights or rights of first or last offer, negotiation or refusal in joint operating agreements, participation agreements or other contracts or agreements binding upon the Oil and Gas Properties of the Grey Rock Entities that would be triggered by the consummation of the Transactions and result in a loss of any portion of such Oil and Gas Properties in excess of the Title Threshold.

(k) No Grey Rock Entity has received any notice of any pending, and to Company’s Knowledge, there is no threatened, Proceeding to condemn or take by power of eminent domain all or any of the Oil and Gas Properties of the Grey Rock Entities.

(l) Except for the representations and warranties of the Company set forth in Sections 3.13(a), 3.13(b), 3.13(i), 3.13(j), and 3.13(k), each of the representation and warranties in this Section 3.13 is deemed to be qualified by and limited to the Knowledge of the Company.

3.14 Environmental Matters. Except as set forth on Schedule 3.14 and for those matters that have not had or, as applicable, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) To the Company’s Knowledge, the Grey Rock Entities and their respective operations and assets are, and for the past three (3) years (or, if shorter, since Grey Rock Entity’s ownership of the relevant Oil and Gas Properties) have been, in compliance with all Environmental Laws and the terms and conditions of all Permits issued or required pursuant to Environmental Laws for the operations of the Grey Rock Entities;

(b) the Grey Rock Entities, and, to the Company’s Knowledge, their respective assets, are not subject to any pending or, to the Company’s Knowledge, threatened Proceeding under Environmental Laws;

(c) with respect to the Oil and Gas Properties owned by the Grey Rock Entities, the Grey Rock Entities (and, to the Company’s Knowledge, third party operators of their respective assets) have not treated, recycled, stored, disposed of, arranged for or permitted the disposal of, transported, handled, exposed any person to, Released, or owned or operated any property contaminated by, any Hazardous Materials, in each case in a manner or under conditions that would reasonably be expected to result in a liability to a Grey Rock Entity under Environmental Law;

(d) as of the Execution Date, no Grey Rock Entity (i) has received any written notice asserting a liability or obligation under any Environmental Laws, including with respect to the investigation, remediation, removal, or monitoring of any Release of Hazardous Materials at or from any property owned, operated, or otherwise used by any Grey Rock Entity, or (ii) is subject to any judgment, settlement, decree, injunction, ruling or order of, or has entered into any written agreement with, any Governmental Entity or arbitrator pursuant to any Environmental Law that remains outstanding;

(e) except for customary indemnities in standard service agreements, the Grey Rock Entities have not assumed, undertaken or provided an indemnity with respect to any liability of any other Person under any Environmental Law; and

(f) The Company has made available to ENPC copies of all material environmental assessments, reports and audits prepared by or on behalf of the Company in the three (3) years preceding the date of this Agreement (or, if shorter, since Grey Rock Entity’s ownership of the relevant Oil and Gas Properties) that are in the possession or reasonable control of the Company with respect to their operations or assets.

Notwithstanding any other provision in this Agreement, the representations and warranties in Sections 3.8, 3.13(f) and this Section 3.14 are the sole and exclusive representations and warranties in this Agreement with respect to environmental matters of the Grey Rock Entities.

3.15 Material Contracts.

(a) Subsections (i) through (xv) of Schedule 3.15(a) of the Company Disclosure Schedules collectively describe, as of the date of this Agreement, the following contracts to which a Grey Rock Entity is a party or by which its assets or properties are otherwise bound:

(i)

each contract that provides for the acquisition, disposition, license, use, distribution, provision or outsourcing of Hydrocarbons, assets, services, rights or properties (other than Oil and Gas Properties) with respect to which the Company reasonably expects that a Grey Rock Entity will make payments in excess of $100,000 annually or $100,000 in the aggregate for the remaining term of such contract;

(ii)

each contract that constitutes a commitment relating to Indebtedness for borrowed money or the deferred purchase price of property by a Grey Rock Entity (whether incurred, assumed, guaranteed or secured by any asset);

(iii)

each contract for lease of personal property or real property (other than Oil and Gas Leases) involving aggregate payments in excess of $100,000 in any calendar year, or $1,000,000 in the aggregate for the remaining term of such contract, that are not terminable without penalty within ninety (90) days, other than contracts related to drilling rigs;

(iv)

each contract containing any area of mutual interest, joint bidding area, joint acquisition area, or non-compete or similar type of provision that materially restricts the ability of a Grey Rock Entity to compete with respect to any Oil and Gas Properties in any geographic area, during any period of time after the Closing;

(v)

each contract involving the pending acquisition or sale of (or option to purchase or sell) any material amount of the assets or properties of the Grey Rock Entities, taken as a whole, other than contracts for the sale of Hydrocarbons by the Grey Rock Entities in the ordinary course of business;

(vi)	each contract for any interest rate, commodity or currency protection (including any swaps, collars, caps or similar hedging obligations);

(vii)

each partnership, joint venture or limited liability company agreement, other than any customary joint operating agreements, unit agreements or participation agreements affecting the Oil and Gas Properties of any Grey Rock Entity;

(viii)

each joint development agreement, exploration agreement, participation, farmout, farmin or program agreement or similar contract requiring a Grey Rock Entity to make expenditures that would reasonably be expected to be in excess of $100,000 in the aggregate during the twelve (12)-month period following the date of this Agreement, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases;

(ix)	each agreement under which a Grey Rock Entity has advanced or loaned any amount of money to any of its officers, directors, employees or consultants;

(x)

any contract that provides for a “take-or-pay” clause or any similar prepayment obligation, acreage dedication, minimum volume commitments or capacity reservation fees to a gathering, transportation or other arrangement downstream of the wellhead, that is not terminable without penalty within ninety (90) days;

(xi)

each contract that is a gathering, transportation, processing or similar agreement to which a Grey Rock Entity is a party involving the gathering, transportation, processing or treatment of Hydrocarbons that is not terminable without penalty within ninety (90) days;

(xii)	any contract involving a Grey Rock Entity, on the one hand, and the Company, any of the Company’s Affiliates or any executive officer or manager of a Grey Rock Entity, on the other hand;

(xiii)

any contract that, upon the consummation of the Transactions, would (either alone or upon the occurrence of any additional acts or events, including the passage of time) result in any payment or benefit (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any right to any payment or benefits, from a Grey Rock Entity to any officer, director, consultant or employee of any of the foregoing;

(xiv)

each agreement that contains any standstill, “most favored nation” or most favored customer provision, preferential right or rights of first or last offer, negotiation or refusal, in each case, that is material to the business of any of the Grey Rock Entities, taken as a whole, and that would be triggered by the Transactions, other than those contained in (A) any agreement in which such provision is solely for the benefit of a Grey Rock Entity or (B) customary royalty pricing provisions in Oil and Gas Leases; and

(xv)

each other agreement that would be required to be filed by the Company as an exhibit for a Form S-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if the Company was the registrant.

(b) Collectively, the contracts set forth in Section 3.15(a) are herein referred to as the “Material Company Contracts.” Except for any Material Company Contract that terminates or expires pursuant to its terms between the date of this Agreement and the Closing, each Material Company Contract is legal, valid, binding and enforceable in accordance with its terms on the Grey Rock Entity that is a party thereto and, to the Company’s Knowledge, each other Person party thereto, and is in full force and effect, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity regardless of whether such enforceability is considered in a Proceeding in equity or at law. No Grey Rock Entity is in breach or default, in any material respect, under any Material Company Contract nor, to the Company’s Knowledge, is any other Person party to any such Material Company Contract in breach or default, in any material respect, thereunder. To the Company’s Knowledge, no event has occurred which, with notice or lapse of time or both, would constitute a default in any material respect under any Material Company Contract on the part of any of the parties thereto. As of the Execution Date, no Grey Rock Entity has received written notice of termination, cancellation or material modification of any Material Company Contract. The Company has heretofore made available to ENPC complete and correct copies of the Material Company Contracts.

3.16 Insurance. Set forth on Schedule 3.16 of the Company Disclosure Schedule is a true, correct and complete list of as of the date of this Agreement of all material insurance policies held by the Grey Rock Entities or held by any Affiliate of a Grey Rock Entity under which a Grey Rock Entity is named as an additional insured (collectively, the “Company Insurance Policies”). Each of the Company Insurance Policies is in full force and effect on the date of this Agreement and a true, correct and complete copy of each Company Insurance Policy has been made available to ENPC to the extent requested by ENPC prior to the date of this Agreement. All premiums payable under the Company Insurance Policies prior to the date of this Agreement have been duly paid to date. As of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Company Insurance Policy and none of the insurers have denied any coverage, in whole or in part, for any pending claims that have been submitted by or on behalf of any Grey Rock Entity under a policy with such insurers.

3.17 Brokers. Except as set forth in Schedule 3.17, no Grey Rock Entity has incurred or will incur any liability for any brokerage, finder’s or other fee or commission in connection with the Transactions contemplated hereby.

3.18 Information Supplied. The information supplied or to be supplied by the Company for inclusion in the Proxy Statement/Prospectus will not, at the time the Proxy Statement/Prospectus is first mailed to the stockholders of ENPC and at the time of any meeting of ENPC stockholders to be held in connection with the Transactions, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by any Parent Party for inclusion therein.

3.19 No Other Representations and Warranties.

(a) Except for the representations and warranties made in this Article III (as modified by the Company Disclosure Schedules) or any other Ancillary Document, neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to any Grey Rock Entity or its businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and the Company hereby disclaims any such other representations or warranties.

In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by the Company in this Article III or any other Ancillary Document, neither the Company nor any other Person on behalf of the Company makes or has made any representation or warranty to ENPC or any of its Affiliates or Representatives with respect to, any oral or written information presented to ENPC or any of its Affiliates or Representatives in the course of their due diligence investigation, the negotiation of this Agreement or in the course of the Transactions.

(b) Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that none of the Parent Parties or any other Person has made or is making any representations or warranties relating to the Parent Parties whatsoever, express or implied, beyond those expressly given by ENPC in Article IV or any other Ancillary Document and the representations and warranties made by Parentco and the Merger Subs in Article V or any other Ancillary Document, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Parent Parties furnished or made available to the Company or any of its Representatives. Without limiting the generality of the foregoing, the Company acknowledges that no representations or warranties by any of the Parent Parties or any other Person are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to the Company or any of its Representatives (including in any online data room, management presentations or any other form in expectation of, or in connection with, the Transactions).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF ENPC

Except (i) as set forth on the disclosure schedules delivered by ENPC on the Execution Date (the “ENPC Disclosure Schedules”), the section numbers of which are numbered to correspond to the section numbers of this Agreement to which they refer and (ii) as disclosed in any ENPC SEC Document (excluding any disclosures included in any “risk factor” section of any such ENPC SEC Document or any other disclosures in any such ENPC SEC Document to the extent they are predictive, forward looking, non-specific and general in nature), ENPC hereby represents and warrants to the Company, as of the Execution Date, as follows:

4.1 Organization and Qualification. ENPC (a) is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, (b) has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (c) is duly qualified and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than where the failure to be duly organized, validly existing, to so qualify, to be in good standing or to have such requisite power and authority has not had, individually or in the aggregate, a Material Adverse Effect on ENPC (an “ENPC Material Adverse Effect”). ENPC has heretofore made available to the Company complete and correct copies of its Organizational Documents, each as in effect on the Execution Date. As of the Closing, the Organizational Documents of ENPC have not been amended in any respect from those made available to the Company, except for any amendments expressly permitted by this Agreement and made in connection with this Agreement or the Transactions.

4.2 Capital Structure.

(a) The authorized capital stock of ENPC consists of (i) 380,000,000 shares of Class A Common Stock, par value $0.0001 per share (“ENPC Class A Common Stock”), (ii) 1,000,000 shares of Class B Common Stock, par value $0.0001 per share (“ENPC Class B Common Stock”), (iii) 50,000,000 shares of Class F Common Stock, par value $0.0001 per share (“ENPC Class F Common Stock” and, together with the ENPC Class A Common Stock and the ENPC Class B Common Stock, the “ENPC Common Stock”), and (iv) 1,000,000 shares of preferred stock, par value $0.0001 per share (“ENPC Preferred Stock”). As of the Execution Date, (A) 42,014,000 shares of ENPC Class A Common Stock, 300,000 shares of ENPC Class B Common Stock, and 828,000 shares of ENPC Class F Common Stock are issued and outstanding (collectively, the “Outstanding

ENPC Shares”), all of which are validly issued, fully paid and non-assessable and not subject to any preemptive rights, (B) no shares of ENPC Common Stock are held in the treasury of ENPC, (C) 10,503,500 ENPC Warrants to purchase 10,503,500 shares of ENPC Class A Common Stock are issued and outstanding (collectively, the “Outstanding ENPC Warrants”), of which 153,500 ENPC Warrants are ENPC Private Placement Warrants and (D) 10,503,500 shares of ENPC Class A Common Stock are reserved for future issuance pursuant to the Outstanding ENPC Warrants. There are no shares of ENPC Preferred Stock issued and outstanding. Each ENPC Warrant is exercisable for one share of ENPC Class A Common Stock at an exercise price of $11.50 per share of ENPC Class A Common Stock.

(b) All Outstanding ENPC Shares and Outstanding ENPC Warrants have been issued and granted in compliance with all applicable securities laws and other applicable Laws and were issued free and clear of all Encumbrances other than transfer restrictions under applicable securities laws and the Organizational Documents of ENPC.

(c) Except for securities issued by ENPC as permitted by this Agreement and the ENPC Warrants, ENPC has not issued any options, warrants, convertible, exercisable or exchangeable securities or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of ENPC or obligating ENPC to issue or sell any shares of capital stock of, or other equity interest in, ENPC. All shares of ENPC Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. ENPC is not a party to, or otherwise bound by, and ENPC has not granted, any equity appreciation rights, participations, phantom equity or similar rights. ENPC is not a party to any voting trusts, voting agreements, proxies, shareholder agreements or other agreements with respect to the voting or transfer of ENPC Common Stock or any of the equity interests or other securities of ENPC. Other than the Redemption Offer, there are no outstanding contractual obligations of ENPC to repurchase, redeem or otherwise acquire any shares of ENPC Common Stock. There are no outstanding contractual obligations of ENPC to make any investment (in the form of a loan, capital contribution or otherwise) in, any Person.

4.3 Authorization; Binding Agreement. ENPC has all requisite power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or will be a party, to perform its obligations hereunder and thereunder and to consummate the Transactions contemplated hereby and thereby (other than the approval and adoption of this Agreement by the holders of a majority of the outstanding shares of ENPC Common Stock as of the record date of the Special Meeting, and the filing and recordation of appropriate merger documents as required by the DGCL). The execution and delivery of this Agreement and each Ancillary Document to which ENPC is or will be a party, and the consummation of the Transactions and the transactions contemplated thereby, have been duly and validly authorized by the ENPC Board in accordance with the Organizational Documents of ENPC and applicable Laws, and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties to this Agreement and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of ENPC, enforceable against ENPC in accordance with its terms, subject to the Enforceability Exceptions.

4.4 No Violations; Consents and Approvals.

(a) The execution and delivery by ENPC of this Agreement and the Ancillary Documents to which it is a party does not, and the performance by ENPC of this Agreement and each such Ancillary Document will not, result in any violation of, or default (with or without notice or lapse of time, or both) under, or acceleration of, any material obligation or the loss, suspension, limitation or impairment of a material benefit under (or right of ENPC to own or use any assets or properties required for the conduct of its business) or result in (or give rise to) the creation of any Encumbrance or any rights of termination, cancellation, first offer or first refusal, in each case, with respect to any of the properties or assets of ENPC under, any provision of (i) the Organizational Documents of ENPC, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which ENPC is a party or by which the properties or assets of ENPC are bound or (iii) assuming the consents, approvals, orders, authorizations, notices, registrations, declarations, filings or permits referred to in Section 4.4(c) (including Immaterial Consents) are duly and timely obtained or made, any Law applicable to ENPC or any of its properties or assets, other than, in the case of clauses (ii) and (iii), any such violations, defaults, acceleration, losses, suspensions, limitations, impairments, Encumbrances or rights that have not had, individually or in the aggregate, an ENPC Material Adverse Effect.

(b) ENPC is not in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) the Organizational Documents of ENPC or (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which ENPC is a party or by which ENPC or any properties or assets of ENPC is bound, except for defaults or violations that have not had, individually or in the aggregate, an ENPC Material Adverse Effect.

(c) No consent or approval from, or notice to, any third party (other than a Governmental Entity) under any material loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which ENPC is now a party or by which ENPC or any properties or assets of ENPC is bound is required to be obtained or made by ENPC in connection with the execution and delivery of this Agreement by ENPC or the consummation by ENPC of the Transactions applicable to it, other than the ENPC Stockholder Approval and Immaterial Consents.

4.5 SEC Filings; Financial Statements.

(a) ENPC has made available to the Company (including via the EDGAR system) a true and complete copy of each form, report, statement, schedule, prospectus, proxy, registration statement and other document filed by ENPC with the SEC since its initial registration of the ENPC Common Stock (the “ENPC SEC Documents”). Each of the ENPC SEC Documents has been timely filed (except as disclosed in a Notification of Late Filing filed by ENPC with the SEC) or furnished and, as of their respective dates, each of the ENPC SEC Documents, complied as to form in all material respects with the applicable requirements of the Securities Act, or the Exchange Act or any other applicable Law, as the case may be, in each case, to the extent applicable to such ENPC SEC Documents, and none of the ENPC SEC Documents contained, when filed or, if amended or superseded, as of the date of such amendment or filing that superseded the initial filing with respect to those disclosures that are amended or superseded, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. ENPC has timely filed (except as disclosed in a Notification of Late Filing filed by ENPC with the SEC) each report, statement, schedule, prospectus, and registration statement that ENPC was required to file with the SEC since its inception. ENPC has made available (including via the EDGAR system) to the Company all material correspondence between the SEC on the one hand, and ENPC or any of its Subsidiaries, on the other hand, since the initial registration of the ENPC Common Stock. There are no material outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the ENPC SEC Documents. To ENPC’s Knowledge, (A) none of the ENPC SEC Documents is the subject of ongoing SEC review or outstanding SEC comment and (B) neither the SEC nor any other Governmental Entity is conducting any investigation or review of any ENPC SEC Document.

(b) The financial statements of ENPC included in the ENPC SEC Documents complied, and in the case of financial statements filed following the Execution Date will comply, as to form in all material respects with Regulation S-X of the SEC, were prepared in all material respects in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present, and in the case of financial statements filed following the Execution Date will fairly present, in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of ENPC as of their respective dates and the results of operations and the cash flows of ENPC for the periods presented therein, except as otherwise noted therein

(subject, in the case of unaudited statements, to normal and recurring year-end adjustments which would not have an ENPC Material Adverse Effect). ENPC has no off-balance sheet arrangements that are not disclosed in the ENPC SEC Documents. No financial statements other than those of ENPC are required by GAAP to be included in the consolidated financial statements of ENPC.

(c) ENPC makes and keeps books, records and accounts and has devised and maintains a system of internal controls, in each case, as required pursuant to Section 13(b)(2) under the Exchange Act. Except as not required in reliance on exemptions from various reporting requirements by virtue of ENPC’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or “smaller reporting company” within the meaning of the Exchange Act, and except as otherwise disclosed in ENPC SEC Documents, ENPC has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act and the applicable listing standards of the NYSE. Such disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by ENPC in the reports that it files under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to its management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

(d) ENPC does not have any liabilities or obligations of a nature (whether accrued, absolute, contingent or otherwise) required to be reflected on a balance sheet prepared in accordance with GAAP, except for liabilities and obligations arising in the ordinary course of ENPC’s business or included in the ENPC SEC Documents.

(e) ENPC is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

4.6 No Indebtedness. Except for the Sponsor Loans and any revolving credit facility or term loan that ENPC enters into in accordance with Section 6.2(b)(iv), ENPC has no Indebtedness.

4.7 Compliance with Laws. Since the date of its incorporation, ENPC has been in compliance with, and is not in default under or in violation of, any applicable Law, except where such non-compliance, default or violation have not had, individually or in the aggregate, an ENPC Material Adverse Effect. ENPC has not received any written communication since the date of its incorporation from a Governmental Entity that alleges that ENPC is not in compliance with or is in default or violation of any applicable Law, except where such non-compliance, default or violation would not, individually or in the aggregate, have an ENPC Material Adverse Effect.

4.8 Litigation. Except for such matters as have not had, individually or in the aggregate, an ENPC Material Adverse Effect, there is no (a) Proceeding pending, or, to ENPC’s Knowledge, threatened against ENPC or (b) judgment, decree, injunction, ruling or order of any Governmental Entity outstanding against ENPC. To ENPC’s Knowledge, as of the Execution Date, no officer or director of ENPC is a defendant in any material Proceeding in connection with his or her status as an officer or director of ENPC. There is no judgment, settlement, order, decision, direction, writ, injunction, decree, stipulation or legal or arbitration award of, or promulgated or issued by, any Governmental Entity in effect to which ENPC or any of its Subsidiaries is a party or subject that materially interferes with, or would be reasonably likely to materially interfere with, the business of ENPC or any of its Subsidiaries as currently conducted.

4.9 Certain Contracts and Arrangements. The lists of exhibits contained in the ENPC SEC Documents sets forth a true and complete list, as of the date of this Agreement, of (a) each agreement to which ENPC is a party (other than this Agreement) that is of a type that would be required to be included as an exhibit to a registration statement on Form S-1 pursuant to Items 601(b)(2), (4), (9) or (10) of Regulation S-K of the Securities Act if

such a registration statement was filed by ENPC on the date of this Agreement; (b) any non-competition agreement that purports to limit the manner in which, or the localities in which, all or any material portion of ENPC’s business on a consolidated basis is conducted; (c) any contract that is related to the governance or operation of any joint venture, partnership or similar arrangement, other than such contract solely between or among any of ENPC and its Subsidiaries and (d) any contract that includes any Affiliate of ENPC (other than a Subsidiary of ENPC) as a counterparty (collectively, the “ENPC Contracts”). Except as would not be reasonably likely to have, individually or in the aggregate, an ENPC Material Adverse Effect, ENPC is not in breach or default under any ENPC Contract nor, to ENPC’s Knowledge as of the date of this Agreement, is any other party to any such ENPC Contract in breach or default thereunder.

4.10 Solvency. ENPC is not entering into the Transactions with the actual intent to hinder, delay or defraud either present or future creditors of ENPC. Assuming (a) that the representations and warranties of the Company contained in Article III are true and correct in all material respects (disregarding for these purposes any materiality qualifiers or references to “Company Material Adverse Effect”) and (b) that the projections and other forecasts for the Grey Rock Entities and related estimates, plans and budget information made available to ENPC are true and correct in all material respects, and at the Closing, and after giving effect to the Transactions, each of the Parent Parties and the Grey Rock Entities (i) will be solvent (in that both the fair value of its assets will not be less than the sum of its debts and that the present fair saleable value of its assets will not be less than the amount required to pay its probable liability on its debts as they become absolute and matured); (ii) will have adequate capital and liquidity with which to engage in its business and (iii) will not have incurred and does not plan to incur debts beyond its ability to pay as they become absolute and matured.

4.11 Board Approval; Vote Required. The ENPC Board has declared the advisability of the Transactions in accordance with applicable Law and as required by ENPC’s Organizational Documents and approved this Agreement and the Transactions and determined that the Transactions are in the best interests of the holders of ENPC Class A common stock from a financial point of view, and has determined to recommend that holders of ENPC Common Stock vote in favor of the Transactions. The vote of holders of ENPC’s capital stock necessary to approve and adopt this Agreement and the transactions contemplated hereby (the “Business Combination Proposal”) include (a) the affirmative vote of a majority of the outstanding shares of ENPC Common Stock, voting as a single class, cast at the Special Meeting, (b) the affirmative vote or written consent of a majority of the outstanding shares of ENPC Class B Common Stock, voting as a single class, and (c) the affirmative vote or written consent of a majority of the outstanding shares of ENPC Class F Common Stock (the vote of the holders of ENPC’s capital stock referred to above for the Business Combination Proposal in this Section 4.11, the “ENPC Stockholder Approval”). The ENPC Stockholder Approval is the only vote of the holders of any class or series of ENPC’s capital stock necessary to approve the Transactions.

4.12 Listing. The issued and outstanding shares of ENPC Class A Common Stock are registered pursuant to Section 12(b) of the Exchange Act and, as of the date of this Agreement, are listed for trading on the New York Stock Exchange (“NYSE”) under the symbol “ENPC.” There is no Proceeding pending or, to ENPC’s Knowledge, threatened against ENPC by the NYSE or the SEC with respect to any intention by such entity to deregister the ENPC Class A Common Stock or prohibit or terminate the listing of ENPC Common Stock on the NYSE. ENPC has taken no action that is designed to terminate the registration of ENPC Common Stock under the Exchange Act. As of the Closing and prior to the First Merger Effective Time, the ENPC Class A Common Stock shall be listed for trading on the NYSE. Immediately prior to the Second Merger Effective Time, the Parentco Common Stock and Parentco Warrants constituting the Aggregate Transaction Consideration shall be approved for listing on the NYSE, subject to official notice of issuance thereof.

4.13 Brokers. Except as set forth in Schedule 4.13, ENPC has not incurred nor will it incur any liability for any brokerage, finder’s or other fee or commission in connection with the Transactions contemplated hereby.

4.14 Trust Account. As of April 30, 2022, ENPC had approximately $414,144,026.39 in the Trust Account and held in trust by the Trustee pursuant to the Trust Agreement.

4.15 Information Supplied. None of the information supplied or to be supplied by ENPC for inclusion or incorporation by reference in the Proxy Statement/Prospectus to be sent to the stockholders of ENPC relating to the ENPC Stockholder Approval, will, at the date mailed to the stockholders of ENPC or at the time of the meeting of such stockholders to be held in connection with the Transactions, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Exchange Act. Notwithstanding the foregoing, ENPC makes no representation, warranty or covenant with respect to (a) statements made or incorporated by reference therein based on information supplied or to be supplied by the Grey Rock Entities for inclusion or incorporation by reference in the Proxy Statement/Prospectus or (b) any projections or forecasts included in the Proxy Statement/Prospectus.

4.16 Absence of Certain Changes or Events. Since December 31, 2021, (a) there has not been any event, change, effect or development that, individually or in the aggregate, had an ENPC Material Adverse Effect, and (b) ENPC and its Subsidiaries have conducted their business in the ordinary course of business in all material respects, other than the negotiation and execution of this Agreement and the Transactions contemplated hereby.

4.17 Taxes.

(a) All income and other material Tax Returns required to be filed by or with respect to ENPC have been duly and timely filed (taking into account extension of time for filing) with the appropriate Governmental Entity, and all such Tax Returns were true, correct and complete in all material respects. All material Taxes owed by ENPC (or for which ENPC may be liable) have been timely paid in full (regardless of whether shown on any Tax Return). All material withholding Tax requirements imposed on or with respect to ENPC have been satisfied in full. There are no Encumbrances (other than Encumbrances for Taxes that are not yet delinquent) on any of the assets of ENPC that arose in connection with any failure (or alleged failure) to pay any Tax.

(b) There is no material Proceeding currently pending, or threatened in writing by a Governmental Entity, against ENPC in respect of any Tax or Tax Return.

(c) There is not in force any waiver or agreement for any extension of time for the assessment, collection or payment of any material Tax by ENPC.

(d) There is no outstanding material claim, assessment or deficiency against ENPC for any Taxes that has been asserted in writing by any Governmental Entity.

(e) No written claim or nexus inquiry has been made by any Governmental Entity to ENPC in a jurisdiction where ENPC does not currently file a Tax Return that it is or may be subject to any material Tax in such jurisdiction, nor has any such assertion been threatened or proposed in writing and received by ENPC.

(f) ENPC is not a party to any agreement or arrangement relating to the apportionment, sharing, assignment, indemnification or allocation of Taxes, other than any customary Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business and not primarily relating to the apportionment, sharing, assignment or allocation of Tax.

(g) ENPC has not been a member of an affiliated group filing a consolidated income Tax Return nor has any liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any comparable provision of foreign, state or local Tax Law), including any predecessor of ENPC, or as a transferee or successor, by contract or otherwise.

(h) ENPC has not participated, nor is ENPC currently participating, in any listed transactions within the meaning of Treasury Regulations Section 1.6011-4.

(i) Each of ENPC and Parentco is, and has been since formation, properly classified for United States federal income tax purposes as a corporation.

(j) ENPC will not be required to include any item of income, or exclude any deduction or other Tax benefit in the computation of taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) change in, or use of an improper, method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as that term is defined in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, or (iv) prepaid amount received or deferred revenue accrued on or prior to the Closing Date. ENPC has not made an election under Section 965(h) of the Code to defer the payment of any liability for income Taxes.

(k) ENPC has not received, has not requested, is not a party to, and is not bound by any closing agreement, offer in compromise, ruling, technical advice memorandum or any similar agreement or ruling relating to Taxes, in each case with or issued by any Governmental Entity that will have continued application to ENPC following the Closing.

(l) ENPC has (i) properly complied with all applicable Laws if ENPC has deferred the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act, (ii) properly complied with all applicable Laws and duly accounted for any available Tax credits under Sections 7001 through 7005 of the Families First Act and Section 2301 of the CARES Act, and (iii) not sought and does not intend to seek a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act.

(m) Neither ENPC nor Parentco has any knowledge of any fact or circumstance that would reasonably be likely to prevent, impair or impede the Transactions from qualifying for the Intended Tax Treatment.

4.18 Investment Company Act. ENPC is not an “investment company” within the meaning of the Investment Company Act of 1940.

4.19 No Additional Representations.

(a) Except for the representations and warranties made in this Article IV or any other Ancillary Document (as modified by the ENPC Disclosure Schedules) and in Article V or any other Ancillary Document, neither ENPC nor any other Person on behalf of ENPC makes any express or implied representation or warranty with respect to ENPC or its businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and ENPC hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by ENPC in this Article IV or any other Ancillary Document and the representations and warranties made by Parentco and the Merger Subs in Article V or any other Ancillary Document, neither ENPC nor any other Person on behalf of ENPC makes or has made any representation or warranty to the Company or any of its Affiliates or Representatives with respect to, any oral or written information presented to the Company or any of its Affiliates or Representatives in the course of their due diligence investigation, the negotiation of this Agreement or in the course of the Transactions.

(b) Notwithstanding anything contained in this Agreement to the contrary, ENPC acknowledges and agrees that none of the Grey Rock Entities or any other Person has made or is making any representations or warranties relating to the Grey Rock Entities whatsoever, express or implied, beyond those expressly given by the Company in Article III or any other Ancillary Document, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Grey Rock Entities furnished or made available to ENPC or any of its Representatives. Without limiting the generality of the foregoing, ENPC acknowledges that no representations or warranties by any of the Grey Rock Entities or any other Person are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to ENPC or any of its Representatives (including in any online data room, management presentations or any other form in expectation of, or in connection with, the Transactions).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF

PARENTCO AND THE MERGER SUBS

Each of Parentco and the Merger Subs hereby represents and warrants to the Company, as of the Execution Date, as follows:

5.1 Organization, Standing and Power. Parentco is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, the ENPC Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and Company Merger Sub is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware. Each of Parentco and the Merger Subs (a) has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (b) is duly qualified and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than where the failure to be duly organized, validly existing, to so qualify, to be in good standing or to have such requisite power and authority has not had, individually or in the aggregate, a Material Adverse Effect. Each of Parentco and the Merger Subs has heretofore made available to the Company complete and correct copies of its Organizational Documents, each as in effect on the Execution Date. As of the Closing, the Organizational Documents of Parentco and the Merger Subs have not been amended in any respect from those made available to the Company, except for any amendments made expressly permitted by this Agreement and in connection with this Agreement or the Transactions.

5.2 Capital Structure.

(a) The authorized capital stock of Parentco consists of 1,000 shares of Parentco Common Stock. 1,000 shares of Parentco Common Stock are issued and outstanding. The outstanding shares of Parentco Common Stock have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held by ENPC free and clear of all Encumbrances, other than transfer restrictions under applicable securities Laws and ENPC’s and Parentco’s respective Organizational Documents. ENPC is the sole stockholder of Parentco.

(b) The shares of Parentco Common Stock to be issued in accordance with Section 2.12 will be duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights.

(c) The authorized capital stock of ENPC Merger Sub consists of 1,000 shares of common stock, par value $0.01 (“ENPC Merger Sub Shares”). 1,000 ENPC Merger Sub Shares are issued and outstanding (the “Outstanding ENPC Merger Sub Shares”). All Outstanding ENPC Merger Sub Shares have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held by Parentco free and clear of all Encumbrances, other than transfer restrictions under applicable securities Laws and Parentco’s and ENPC Merger Sub’s respective Organizational Documents. Parentco is the sole stockholder of ENPC Merger Sub.

(d) The authorized equity interests of Company Merger Sub consists of 100 (“Company Merger Sub Units”). 100 Company Merger Sub Units are issued and outstanding (the “Outstanding Company Merger Sub Units”). All Outstanding Company Merger Sub Units have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held by Parentco free and clear of all Encumbrances, other than transfer restrictions under applicable securities Laws and Parentco’s and Company Merger Sub’s respective Organizational Documents. Parentco is the sole member of Company Merger Sub.

(e) Except as contemplated by this Agreement, (i) there are no other options, warrants, preemptive rights, calls, convertible securities, conversion rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock or other equity interests of Parentco or the Merger Subs or obligating Parentco or the Merger Subs to issue or sell any shares of capital stock of, or other equity interests in, Parentco or the Merger Subs, (ii) none of Parentco or the Merger Subs is a party to, or otherwise bound by, and Parentco and the Merger Subs have not granted, any equity appreciation rights, participations, phantom equity or similar rights and (iii) there are no voting trusts, voting agreements, proxies, shareholder agreements or other similar agreements with respect to the voting or transfer of the Parentco Common Stock, ENPC Merger Sub Shares or Company Merger Sub Units or any of the equity interests or other securities of Parentco or the Merger Subs. As of the Execution Date, (x) except for the Merger Subs, Parentco does not own any equity interests in any Person and (y) the Merger Subs do not own any equity interests in any Person.

5.3 Authorization; Binding Agreement. Each of Parentco and the Merger Subs has all requisite power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or is required to be a party, to perform its obligations hereunder and thereunder and to consummate the Transactions and the transactions contemplated thereby. The execution and delivery of this Agreement and each Ancillary Document by Parentco and the Merger Subs and the consummation of the Transactions and the transactions contemplated thereby have been duly and validly authorized by all necessary corporate or limited liability company action, as the case may be, and no other company proceedings on the part of Parentco or the Merger Subs are necessary to authorize this Agreement, each such Ancillary Document or to consummate the Transactions (other than (a) with respect to the Transactions, the approval and adoption of this Agreement by ENPC, as the sole stockholder of Parentco, and by Parentco, as the sole stockholder of ENPC Merger Sub and the sole member of Company Merger Sub, and the filing and recordation of appropriate merger documents as required by the DGCL, and (b) with respect to the issuance of Parentco Common Stock and the amendment and restatement of the Parentco Organizational Documents pursuant to this Agreement, the approval of ENPC, as the sole stockholder of Parentco). This Agreement has been, and each Ancillary Document when delivered shall be, duly and validly executed and delivered by Parentco and the Merger Subs and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties to this Agreement and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of Parentco and the Merger Subs, enforceable against each in accordance with its terms, subject to the Enforceability Exceptions.

5.4 No Violations; Consents and Approvals.

(a) The execution and delivery by Parentco and the Merger Subs of this Agreement and the Ancillary Documents to which it is a party does not, and the performance by Parentco and the Merger Subs of the Agreement and each such Ancillary Document will not, result in any violation of, or default (with or without notice or lapse of time, or both) under, or acceleration of any material obligation or the loss, suspension, limitation or impairment of a material benefit under (or right of Parentco and the Merger Subs to own or use any assets or properties required for the conduct of their respective businesses) or result in (or give rise to) the creation of any Encumbrance or any rights of termination, cancellation, first offer or first refusal, in each case, with respect to any of the properties or assets of Parentco and the Merger Subs under, any provision of (i) the Organizational Documents of Parentco and the Merger Subs, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which Parentco or any of the Merger Subs is a party or by which the properties or assets of Parentco and the Merger Subs are bound or (iii) assuming the consents, approvals, orders, authorizations, notices, registrations, declarations, filings or permits referred to in Section 5.4(c) (including Immaterial Consents) are duly and timely obtained or made, any Law applicable to Parentco and the Merger Subs or any of their properties or assets, other than, in the case of clauses (ii) and (iii), any such violations, defaults, acceleration, losses, suspensions, limitations, impairments, Encumbrances or rights that have not had, individually or in the aggregate, a Material Adverse Effect.

(b) Neither Parentco nor any Merger Sub is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) the Organizational Documents of Parentco and the Merger Subs or (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which Parentco or the Merger Subs is a party or by which Parentco or the Merger Subs or any of its properties or assets is bound, except for defaults or violations that have not had, individually or in the aggregate, a Material Adverse Effect.

(c) No consent or approval from, or notice to, any third party (other than a Governmental Entity) under any material loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which Parentco or the Merger Subs is now a party or by which Parentco or the Merger Subs or any of its properties or assets is bound is required to be obtained or made in connection with the execution and delivery of this Agreement by Parentco and the Merger Subs or the consummation by Parentco and the Merger Subs of the Transactions applicable to it, other than the ENPC Stockholder Approval and Immaterial Consents.

5.5 Board Approval; Vote Required.

(a) The Parentco Board, by resolutions duly adopted by unanimous written consent or unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, has unanimously (i) determined that this Agreement, the Ancillary Documents and the Transactions, including the First Merger and the Second Merger, are fair to and in the best interests of Parentco and ENPC, as the sole stockholder of Parentco, (ii) approved and adopted this Agreement, the Ancillary Documents and the Transactions and (iii) recommended the approval and adoption of this Agreement and the Transactions by ENPC, as the sole stockholder of Parentco.

(b) Parentco, in its capacity as the sole stockholder of ENPC Merger Sub, by resolutions duly adopted by written consent, has approved and adopted this Agreement, the Ancillary Documents, and the other Transactions, including the First Merger, in each case to the extent applicable to ENPC Merger Sub.

(c) Parentco, in its capacity as the sole member of Company Merger Sub, by resolutions duly adopted by written consent, has approved and adopted this Agreement, the Ancillary Documents, and the other Transactions, including the Second Merger, in each case to the extent applicable to Company Merger Sub.

5.6 Governmental Consents. No consent, approval, order or authorization of, or registration, declaration or filing with, or permit from any Governmental Entity is required to be obtained or made by Parentco and the Merger Subs in connection with the execution and delivery of this Agreement or the consummation by Parentco and the Merger Subs of the Transactions applicable to them, except for: (a) if required by the HSR Act, the filing of a HSR Act notification and report form by Parentco and the Merger Subs or the Ultimate Parent Entity of Parentco and the Merger Subs, (b) such filings and approvals as may be required by NYSE, the SEC or any applicable federal or state securities or “blue sky” laws, including the Proxy Statement/Prospectus and (c) any such consent approval, order, authorization, notice, registration, declaration, filing or permit that the failure to obtain or make has not had, individually or in the aggregate, a Material Adverse Effect.

5.7 Compliance with Laws. Since the date of Parentco’s and the Merger Subs’ respective incorporation or formation, as applicable, Parentco and the Merger Subs have been in compliance with, and are not in default under or in violation of, any applicable Law, except where such non-compliance, default or violation has not had, individually or in the aggregate, a Material Adverse Effect. Parentco and the Merger Subs have not received any written communication since the date of their inception from a Governmental Entity that alleges that Parentco and the Merger Subs are not in compliance with or are in default or violation of any applicable Law, except where such non-compliance, default or violation would not, individually or in the aggregate, have a Material Adverse Effect.

5.8 No Prior Operations; Post-Closing Operations. Parentco and the Merger Subs were formed for the sole purposes of entering into this Agreement and the Ancillary Documents to which they are party and engaging in the Transactions. Since the date of the Parentco Organizational Documents, the ENPC Merger Sub Organizational Documents and the Company Merger Sub Organizational Documents, as the case may be, neither Parentco nor the Merger Subs has engaged in any business or activities whatsoever, nor incurred any liabilities, except in connection with this Agreement, the Ancillary Documents or in furtherance of the Transactions. Neither Parentco nor the Merger Subs has any employees or liabilities under any Employee Benefit Plan. Parentco and Company Merger Sub are qualified and able to acquire and hold or control each Company Permit necessary for the conduct of the business of the Company after the Closing under applicable Law, including the rules and regulations of the Governmental Entity that issued such Company Permit and there are no facts or circumstances that exist which would materially impair, delay or preclude ENPC’s ability to obtain any Company Permits necessary for Parentco to conduct the business of the Company.

5.9 Brokers. Except as set forth in Schedule 5.9, no broker, investment banker, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of any Parent Party.

5.10 Information Supplied. None of the information supplied or to be supplied by or relating to Parentco and the Merger Subs for inclusion or incorporation by reference in the Proxy Statement/Prospectus to be sent to the stockholders of ENPC relating to the ENPC Stockholder Approval, will, at the date mailed to the stockholders of ENPC or at the time of the meeting of such stockholders to be held in connection with the Transactions, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Exchange Act. Notwithstanding the foregoing, Parentco and the Merger Subs make no representation, warranty or covenant with respect to (a) statements made or incorporated by reference therein based on information supplied or to be supplied by the Grey Rock Entities for inclusion or incorporation by reference in the Proxy Statement/Prospectus or (b) any projections or forecasts included in the Proxy Statement/Prospectus.

5.11 No Additional Representations.

(a) Except for the representations and warranties made in Article IV or any other Ancillary Document and in this Article V or any other Ancillary Document, neither Parentco nor the Merger Subs nor any other Person on behalf of Parentco or the Merger Subs makes any express or implied representation or warranty with respect to Parentco and the Merger Subs or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement, the Ancillary Documents or the Transactions, and each of Parentco and the Merger Subs hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by Parentco and the Merger Subs in this Article V or any other Ancillary Document and by ENPC in Article V or any other Ancillary Document, neither Parentco nor the Merger Subs nor any other Person on behalf of Parentco or the Merger Subs makes or has made any representation or warranty to the Company or any of its Affiliates or Representatives with respect to, any oral or written information presented to the Company or any of its Affiliates or Representatives in the course of their due diligence investigation, the negotiation of this Agreement or the Ancillary Documents or in the course of the Transactions.

(b) Notwithstanding anything contained in this Agreement or the Ancillary Documents to the contrary, Parentco and the Merger Subs acknowledge and agree that none of the Grey Rock Entities nor any other Person has made or is making any representations or warranties relating to (i) the Grey Rock Entities whatsoever, express or implied, beyond those expressly given by the Company in Article III or any other Ancillary Document, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Grey Rock Entities furnished or made available to Parentco and the Merger Subs or any Representative of Parentco and the Merger Subs. Without limiting the generality of the foregoing, Parentco and the Merger Subs acknowledge that no representations or warranties are made by any Grey Rock Entity or any other Person with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to or made by Parentco and the Merger Subs or any of their respective Representatives, any Grey Rock Entity or any other Person (including in any online data room, management presentations or in any other form in expectation of, or in connection with, the Transactions).

ARTICLE VI

COVENANTS AND AGREEMENTS

6.1 Conduct of Company Business Pending the Closing. Except (u) as set forth on Schedule 6.1 of the Company Disclosure Schedules, (v) as expressly contemplated or permitted by this Agreement (including the Pre-Closing Transactions), (w) as may be required by applicable Law or the terms of any Material Company Contract, (x) as may be required in response to any comment letter from the SEC, (y) as may be required in response to emergency situations (provided, however, that the Company promptly notifies ENPC of the same) or (z) as otherwise consented to by ENPC in writing (which consent shall not be unreasonably withheld, delayed or conditioned):

(a) The Company covenants and agrees that, until the earlier of the Closing and the termination of this Agreement pursuant to Article VIII, it shall cause each of the Grey Rock Entities to (i) conduct its businesses in the ordinary course and (ii) use reasonable best efforts to (A) preserve intact its present business organization, (B) maintain in effect its material Oil and Gas Properties and Company Permits, (C) retain its current officers and (D) preserve its relationships with its key customers and suppliers; and

(b) without limiting the generality of the foregoing, until the earlier of the Closing and the termination of this Agreement pursuant to Article VIII, the Company shall cause the Grey Rock Entities not to (other than as set forth in Schedule C):

(i)

(A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding Interests in any Grey Rock Entity, other than the Permitted Distributions, (B) split, combine or reclassify any Interests in any Grey Rock Entity, or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any Interests in any Grey Rock Entity;

(ii)

offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any Interests in any Grey Rock Entity or any securities convertible into, or any rights, warrants or options to acquire, any such Interests, in each case, other than to the Company;

(iii)	amend or propose to amend the Organizational Documents of any Grey Rock Entity;

(iv)

(A) merge, consolidate, combine or amalgamate with any Person, (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner), any business or any corporation, partnership, association or other business organization or division thereof, in each case, other than (I) pursuant to an agreement of a Grey Rock Entity in effect on the date of this Agreement that is a Material Company Contract, (II) acquisitions in the ordinary course of business for which the consideration does not exceed $7,500,000 in the aggregate and (III) swaps and licenses in the ordinary course of business consistent with past practice (clauses (I)-(III), collectively, “Permitted Acquisitions”) or (C) make any loans, advances or capital contributions to, or investments in, any Person (other than any other Grey Rock Entity), except for loans, advances or capital contributions in the form of trade credit granted to customers in the ordinary course of business consistent with past practices;

(v)

sell, lease, abandon, encumber or otherwise dispose of, or agree to sell, lease, abandon, encumber or otherwise dispose of, any material portion of its assets or properties, other than (A) items constituting Permitted Encumbrances, or (B) (I) pursuant to an agreement of a Grey Rock Entity in effect on the date of this Agreement that is a Material Company Contract or (II) sales, swaps, leases or dispositions (x) for which the consideration is $7,500,000 or less and (y) made in the ordinary course of business (clauses (I) and (II), “Permitted Dispositions”);

(vi)	consummate, authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of any Grey Rock Entity;

(vii)	change in any material respect the material accounting principles, practices or methods of a Grey Rock Entity, except as required by GAAP or applicable Law;

(viii)

except as otherwise done pursuant to an acquisition permitted by Section 6.1(b)(iv) or as required by a change in applicable Law, (A) make, change or rescind any material election relating to Taxes (including any election for any joint venture, partnership, limited liability company or other investment where a Grey Rock Entity has the authority to make such binding election), (B) settle or compromise any material Proceeding relating to Taxes of any Grey Rock Entity, (C) change in any material respects any methods of reporting income or deductions for income Tax purposes for any Grey Rock Entity from those employed in the preparation of its income Tax Returns that have been filed for prior taxable years, (D) amend, modify or otherwise change in a manner inconsistent with past practice any filed material Tax Return in any material respect, (E) enter into any material closing agreement within the meaning of Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Law) or enter into any material Tax sharing agreement, (F) surrender or voluntarily allow to expire any right to claim a refund of material Taxes, (G) file any material Tax Return of a Grey Rock Entity in a manner that is inconsistent with the past practices of such Grey Rock Entity, or (H) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes;

(ix)

(A) establish or adopt any Employee Benefit Plan or any other benefit or compensation plan, policy, program, contract, agreement or arrangement that would be an Employee Benefit Plan if in effect on the Execution Date or (B) hire or otherwise enter into any employment or consulting agreement or arrangement with any employee, officer, director or other service provider;

(x)

incur, create or assume any Indebtedness or guarantee any such Indebtedness of another Person or create any Encumbrances on any property or assets of any Grey Rock Entity in connection with any Indebtedness thereof, other than Permitted Encumbrances; but excluding the incurrence of Indebtedness (A) constituting borrowings in an amount not to exceed $5,000,000 in the aggregate or (B) by any Grey Rock Entity that is owed to any other Grey Rock Entity or (C) the creation of any Encumbrances securing any Indebtedness permitted to be incurred by clause (B) above;

(xi)

(xi) (A) enter into any contract that would be a Material Company Contract other than in the ordinary course of business, in which case such Material Company Contract shall be made available by Company to the Company, (B) modify, amend, terminate or assign, waive or assign any material right or benefit under, any Material Company Contract other than in the ordinary course of business, or (C) enter into any joint venture or other entity that will be treated as a partnership for tax purposes;

(xii)

settle or offer or propose to settle, any Proceeding (other than a Proceeding relating to Taxes) involving the payment of monetary damages by a Grey Rock Entity of any amount exceeding $500,000 in the aggregate; or if such settlement or compromise (A) involves a material conduct remedy or material injunctive or similar relief or (B) involves an admission of criminal wrongdoing by a Grey Rock Entity;

(xiii)

authorize or make capital expenditures that exceed an amount greater than $17,500,000 in the aggregate, except for capital expenditures (A) made in response to authorizations for expenditures for Oil and Gas Properties received in the ordinary course of business, (B) to repair damage resulting from insured casualty events or (C) made in response to any emergency, whether caused by war, terrorism, weather events, public health events, outages or otherwise;

(xiv)	take any action that would or would reasonably be expected to hinder, prevent, delay or interfere with, in any manner, the Closing and the consummation of the Transactions;

(xv)	take, or fail to take, any action if such action, or failure to take such action, would reasonably be expected to prevent, impair or impede the Intended Tax Treatment; or

(xvi)	agree or commit to take any action that is prohibited by this Section 6.1(b).

6.2 Conduct of the Parent Parties’ Businesses Pending the Closing. Except (u) as set forth on Schedule 6.2 of the ENPC Disclosure Schedules, (v) as expressly contemplated or permitted by this Agreement, (w) as may be required by applicable Law, (x) as may be required in response to any comment letter from the SEC, (y) as may be required in response to emergency situations (provided, however, that ENPC promptly notifies the Company of the same) or (z) as otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned):

(a) each of the Parent Parties covenants and agrees that, until the earlier of the Closing and the termination of this Agreement pursuant to Article VIII, it shall conduct its businesses in the ordinary course and use reasonable best efforts to (i) preserve intact its present business organization, (ii) maintain in effect its material assets, properties and permits, and (iii) retain its current officers and directors; and

(b) without limiting the generality of the foregoing, until the earlier of the Closing and the termination of this Agreement pursuant to Article VIII, the Parent Parties shall not:

(i)	amend or propose to amend (A) the Organizational Documents of any Parent Party or (B) the Trust Agreement or any other agreement related to the Trust Account;

(ii)

offer, issue, sell, grant or deliver, or authorize or propose to offer, issue, sell, grant or deliver any Interest in any Parent Party, other than issuances of any Interests in a directly or indirectly wholly-owned Subsidiary of ENPC to ENPC or another directly or indirectly wholly-owned Subsidiary of ENPC;

(iii)

(A) split, combine or reclassify any Interests in ENPC or any other Parent Party, (B) declare, set aside or pay any dividends on, or make any other distribution in respect of, any outstanding Interests in ENPC or any other Parent Party, (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any interests in ENPC or any other Parent Party, other than in connection with the Redemption Offer, or (D) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing a liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of ENPC or any other Parent Party;

(iv)

(A) create, incur, guarantee or assume any Indebtedness (other than with respect to the Additional Sponsor Loans up to $3,500,000 and the entry into of a revolving credit facility or term loan the proceeds of which may be used to fund all or part of the working capital needs of the Parent Parties or any of their respective Subsidiaries following the Closing on terms and conditions reasonably acceptable to the Company) or otherwise become liable or responsible for the obligations of any other Person, or (B) create, incur, guarantee or assume any Indebtedness (including Sponsor Loans) that are convertible into securities of any Parent Party;

(v)

(A) acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any other Person or division of a business organization, (B) form any joint venture or similar arrangement or exercise any rights under any existing joint venture or similar agreement or (C) make any loans, advances or capital contributions to, or investments in, any Person;

(vi)	take, or fail to take, any action if such action, or failure to take such action, would reasonably be expected to prevent, impair or impede the Intended Tax Treatment; or

(vii)	agree or commit to do any of the foregoing.

6.3 No Hindrance. Each Party covenants and agrees that, until the earlier of the Closing and the termination of this Agreement pursuant to Article VIII, it will not take any action that would or would reasonably be expected to hinder, prevent, delay or interfere with, in any manner, the Closing and the consummation of the Transactions.

6.4 Access to Information.

(a) ENPC shall afford to the Company and its Representatives, during the period beginning on the Execution Date and ending on the earlier of the Closing Date and the date of termination of this Agreement pursuant to the terms of Article VIII, reasonable access, at reasonable times upon reasonable prior notice, to the officers, key employees, agents, properties, offices and other facilities of the Parent Parties and to their books, records, contracts and documents and shall furnish reasonably promptly to the Company and its Representatives such information concerning their and their Subsidiaries’ respective business, properties, contracts, records and personnel as may be reasonably requested, from time to time, by or on behalf of the Company.

(b) The Company shall, and shall cause the Grey Rock Entities to, afford to ENPC and its Representatives, during the period beginning on the Execution Date and ending on the earlier of the Closing Date and the date of termination of this Agreement pursuant to the terms of Article VIII, reasonable access, at reasonable times upon reasonable prior notice, to the officers, agents, properties, offices and other facilities of the Grey Rock Entities and to their books, records, contracts and documents and shall, and shall cause the Grey Rock Entities to, furnish reasonably promptly to ENPC and its Representatives such information concerning the business, properties, contracts and records of the Grey Rock Entities as may be reasonably requested, from time to time, by or on behalf of ENPC or the other Parent Parties.

(c) Each Party and its Representatives shall exercise any access rights described in clauses (i) and (ii) in such a manner as not to interfere unreasonably with the business or operations of the Person providing access or otherwise cause any unreasonable interference with the prompt and timely discharge by the employees of such other Person of their normal duties. Notwithstanding the foregoing provisions of this Section 6.4, (A) no Party or its Subsidiaries shall be required to, or to cause any of its Subsidiaries to, grant access or furnish information to any other Party or any of their respective Representatives to the extent that such information is subject to an attorney/client or attorney work product privilege or that such access or the furnishing of such information is prohibited by applicable Law or an existing contract or agreement and (B) no Party or its Representatives shall have access to personnel records of another Party or any of its Subsidiaries relating to individual performance or evaluation records, medical histories or other information, the disclosure of which, in such other Party’s good faith opinion, could subject such disclosing Party or any of its Subsidiaries to risk of liability. Each Party agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 6.4 for any purpose unrelated to the consummation of the Transactions, and all information obtained by ENPC, the Company and their Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Closing.

(d) Except as provided in the following sentence, each Party agrees to indemnify, defend and hold harmless each Party providing access and such Party’s Affiliates and its and their respective Representatives from any and all claims, losses, obligations and liabilities incurred by such Party providing access, its Affiliates or its or their respective Representatives arising as a result of actions taken by such indemnifying Party or its Representatives pursuant to the access rights under this Section 6.4. The foregoing indemnification shall not apply to any such claims, losses, obligations or liabilities as are caused by the willful misconduct or gross negligence of the Party providing access, its Affiliates or its or their respective Representatives.

6.5 HSR and Other Approvals.

(a) Each of the Parties shall: (i) cooperate with each other in timely making all filings required under this Agreement to complete the Transactions, (ii) cooperate with each other in timely making all other filings with, and timely seeking all other consents, permits, authorizations or approvals from, Governmental Entities as necessary or appropriate to consummate the Transactions, and (iii) supply to any Governmental Entity as promptly as practicable any additional information or documents that may be requested by such Governmental Entity. The Company shall notify ENPC if: (A) after the date of this Agreement, the Company obtains Knowledge that any investigation or review by any Governmental Entity with respect to any Grey Rock Entity is commenced or threatened, other than those the outcome of which is not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, or (B) a Grey Rock Entity receives any written communication after the Execution Date from a Governmental Entity that alleges that a Grey Rock Entity is not in compliance with, in all material respects, or is in default or violation, in any material respect, of, any applicable Law. The Parent Parties shall notify the Company if: (A) after the date of this Agreement, the Parent Parties obtain Knowledge that any investigation or review by any Governmental Entity with respect to any Parent Party is commenced or threatened, other than those the outcome of which is not reasonably expected to have, individually or in the aggregate, an ENPC Material Adverse Effect, or (B) a Parent Party receives any written communication after the Execution Date from a Governmental Entity that alleges that a Parent Party is not in compliance with, in all material respects, or is in default or violation, in any material respect, of, any applicable Law. Nothing in this Section 6.5(a) shall require either Party to share information reflecting the value of the Transactions or subject to any applicable privilege unless the Parties have entered into a mutually agreeable joint defense agreement.

(b) If a filing is required by the HSR Act, the Parent Parties shall or shall cause their Ultimate Parent Entity to and the Company shall or shall cause its Ultimate Parent Entity to: (i) as promptly as practicable and in any event no later than ten (10) Business Days after the date of this Agreement, file, or cause to be filed (and not withdraw), a Notification and Report Form under the HSR Act with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) in connection with the Transactions; and (ii) use its reasonable best efforts to (A) respond as promptly as practicable to all inquiries received from the FTC or the Antitrust Division for additional information or documentation, (B) cause the waiting period under the HSR Act to terminate or expire at the earliest possible date and (C) avoid each and every impediment under the HSR Act with respect to the Transactions so as to enable the Closing to occur as soon as reasonably possible (and in any event not later than the End Date).

(c) No Party shall take any action that would hinder or delay the obtaining of clearance or the expiration of the required waiting period under the HSR Act.

6.6 Indemnification of Directors and Officers.

(a) Without limiting any other rights that any Indemnified Person may have pursuant to any employment agreement or indemnification agreement in effect on the Execution Date or otherwise, from the Closing and until the six year anniversary of the Closing, Parentco shall, and shall cause the Second Surviving Company and the Property Entities to, indemnify, defend and hold harmless each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Closing, a manager or officer of any Grey Rock Entity or is or was serving at the request of a Grey Rock Entity as a manager, director or officer of another corporation, partnership, limited liability company, joint venture, Employee Benefit Plan, trust or other enterprise (the “Indemnified Persons”) against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement (with the approval of the indemnifying party, which approval shall not be unreasonably withheld, delayed or conditioned), of or incurred in connection with any threatened or actual Proceeding to which such Indemnified Person is a party or is otherwise involved (including as a witness) based, in whole or in part, on or arising, in whole or in part, out of the fact that such Person is or was a manager or officer of a Grey Rock

Entity or is or was serving at the request of a Grey Rock Entity as a director, manager or officer of another corporation, partnership, limited liability company, joint venture, Employee Benefit Plan, trust or other enterprise or by reason of anything done or not done by such Person in any such capacity, whether pertaining to any act or omission occurring or existing prior to, at or after the Closing and whether asserted or claimed prior to, at or after the Closing (“Indemnified Liabilities”), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to, this Agreement or the Transactions, in each case, to the fullest extent permitted under applicable Law (and Parentco shall, or shall cause a Subsidiary of Parentco to, pay expenses incurred in connection therewith in advance of the final disposition of any such Proceeding to each Indemnified Person to the fullest extent permitted under applicable Law). Without limiting the foregoing, in the event any such Proceeding is brought or threatened to be brought against any Indemnified Persons (whether arising before or after the Closing), (i) the Indemnified Persons may retain any Parent Party’s regularly engaged legal counsel or other counsel satisfactory to them, and Parentco shall, or shall cause a Subsidiary of Parentco to, pay all reasonable fees and expenses of such counsel for the Indemnified Persons as promptly as statements therefor accompanied by reasonable supporting documentation are received and (ii) Parentco shall, and shall cause the Second Surviving Company to, use their respective reasonable best efforts to assist in the defense of any such matter. Any Indemnified Person wishing to claim indemnification or advancement of expenses under this Section 6.6, upon learning of any such Proceeding, shall notify Parentco or the Second Surviving Company (but the failure so to notify shall not relieve Parentco from any obligations that it may have under this Section 6.6 except to the extent such failure materially prejudices Parentco’s position with respect to such claims). With respect to any determination of whether any Indemnified Person is entitled to indemnification by Parentco, the Second Surviving Company or any Property Entity under this Section 6.6, such Indemnified Person shall have the right to require that such determination be made by special, independent legal counsel selected by the Indemnified Person and approved by Parentco (which approval shall not be unreasonably withheld or delayed), and who has not otherwise performed material services for Parentco or the Indemnified Person within the last three (3) years.

(b) None of Parentco or any of its Subsidiaries (including the First Surviving Company and the Second Surviving Company) shall, or shall permit any of their respective Subsidiaries, to amend, repeal or otherwise modify any provision in the Organizational Documents of any Grey Rock Entity in any manner that would affect adversely the rights thereunder of any Indemnified Person to indemnification, exculpation and advancement except to the extent required by applicable Law.

(c) Subject to the following sentence, Parentco shall, and shall cause the Second Surviving Company and the Property Entities to, indemnify any Indemnified Person against all reasonable costs and expenses (including reasonable attorneys’ fees and expenses), such amounts to be payable in advance upon request as provided in Section 6.6(a), relating to the enforcement of such Indemnified Person’s rights under this Section 6.6 or under any Organizational Documents. Each Indemnified Person shall agree to refund all such amounts so paid by Parentco if it shall ultimately be determined by a final and non-appealable order of a court of competent jurisdiction that such Indemnified Person is not entitled to indemnification hereunder or thereunder.

(d) In the event that Parentco, the Second Surviving Company, any Property Entity or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of such entity, as applicable, shall assume, or otherwise be bound by the obligations set forth in this Section 6.6. The provisions of this Section 6.6 are intended to be for the benefit of, and shall be enforceable by, the Parties and each Person entitled to indemnification or expense advancement pursuant to this Section 6.6, and such Person’s heirs and Representatives.

6.7 Agreement to Defend. In the event any Proceeding by any Governmental Entity or other Person is commenced that questions the validity or legality of the Transactions or seeks damages in connection therewith, the Parties agree to cooperate and use their reasonable best efforts to defend against and respond thereto.

6.8 Confidentiality; Public Announcements.

(a) ENPC and the Company acknowledge that the information being provided to them in connection with this Agreement and the consummation of the Transactions is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. The Confidentiality Agreement shall continue to apply to all confidential information furnished hereunder or thereunder and any other activities contemplated hereby until terminated as set forth therein.

(b) The Parties shall issue a joint press release promptly following the execution of this Agreement, in form and substance mutually agreeable to the Parties. Following the Execution Date, a Party or its Representatives may issue a public announcement or other public disclosures required by applicable Law (including the Proxy Statement/Prospectus and any offering or other documents prepared in connection with any financing by any Party) subject to such Party using reasonable best efforts to afford the other Parties an opportunity to first review the content of the proposed disclosure and provide reasonable comment regarding same. No provision of this Agreement shall be deemed to restrict in any manner (a) any Party’s ability to communicate with its employees and financial and legal advisors in connection with the Transactions or the fact that the such Party has entered into this Agreement or (b) any Party’s ability to communicate with its equityholders and other investors (including future investors) the fact that such Party has entered into this Agreement. Except as provided in the foregoing provisions of this Section 6.8, the Parties will not, and will cause their respective Representatives not to, issue any other public announcements or make other public disclosures regarding this Agreement (including with respect to the execution of this Agreement) or the transactions contemplated hereby, without the prior written approval of the Company, in the case of a public announcement by ENPC or any other Parent Party, or ENPC, in the case of a public announcement by the Company.

6.9 Advice of Certain Matters; Control of Business. Subject to compliance with applicable Law, ENPC, on the one hand, and the Company, on the other hand, shall confer on a regular basis with each other, report on operational matters and shall promptly advise each other orally and in writing of any change or event having, a Company Material Adverse Effect, an ENPC Material Adverse Effect or Material Adverse Effect on any other Party, any Parent Party or any Property Entity, as the case may be, but the failure to so promptly advise in accordance with the foregoing shall not affect the rights or remedies of any Party to this Agreement. Except with respect to the HSR Act as provided in Section 6.5, the Parent Parties, on the one hand, and the Company, on the other hand, shall promptly provide each other (or their respective counsel) copies of all filings made by such Party or its Subsidiaries with the SEC or any other Governmental Entity in connection with this Agreement and the Transactions; provided, however, that materials provided to the another Party or its outside counsel may be redacted to remove references concerning the valuation of any Party and its Subsidiaries or as necessary to address reasonable privilege concerns. Without limiting in any way any Party’s rights or obligations under this Agreement, nothing contained in this Agreement shall give any Party, directly or indirectly, the right to Control or direct the other Parties and their respective Subsidiaries’ operations prior to the Closing. Prior to the Closing, each of the Parties shall exercise, consistent with the terms and conditions of this Agreement, complete Control and supervision over its and its Subsidiaries’ respective operations.

6.10 Tax Matters.

(a) The Company shall be responsible for all Company Taxes, including any Taxes arising from the Company Pre-Closing Transactions, but specifically excluding any Taxes under Sections 6221 through 6224 of the Code. From the Execution Date until the Closing Date, the Company shall be responsible for preparing and filing, or causing to be prepared and timely filed, all Tax Returns of the Company or the Property Entities that are required to be filed after the Execution Date but on or prior to the Closing Date. All Tax Returns described in this Section 6.10(a) shall be prepared in a manner consistent with past practice (unless otherwise required by applicable Law or this Agreement). The Company shall pay, and cause the Property Entities to pay, any Taxes reflected on such Tax Returns (other than, for the avoidance of doubt, Taxes with respect to Flow-Through Tax Returns for Tax periods ending on or before the Closing Date) described in this Section 6.10(a) and the Company shall be responsible for any failure to file such Tax Returns and to make such payments.

(b) Parentco or the Second Surviving Company shall prepare, or cause to be prepared, and timely file all Tax Returns required to be filed by the Company or the Property Entities (other than the Tax Returns set forth in Section 6.10(a)) which, for the avoidance of doubt, shall include any Tax Return required to be filed by the Company or the Property Entities after the Closing Date. All Tax Returns described in this Section 6.10(b) with respect to a taxable period (or portion thereof) ending on or before the Closing Date shall be prepared in a manner consistent with past practice (unless otherwise required by applicable Law or this Agreement). Parentco shall pay or cause the Second Surviving Company or the Property Entities to pay any Taxes due with respect to such Tax Returns (other than, for the avoidance of doubt, Taxes with respect to Flow-Through Tax Returns for Tax periods ending on or before the Closing Date) described in this Section 6.10(b) and shall be responsible for any failure to file such Tax Returns and to make such payments.

(c) The Parties shall cooperate fully, as and to the extent reasonably requested by another Party, in connection with the filing of Tax Returns and any audit, litigation, or other proceeding with respect to Taxes relating to the transactions contemplated hereby. Such cooperation shall include the retention and (upon another Party’s request) the provision of records and information that are relevant to any such Tax Return or audit, litigation or other proceeding and making employees or representatives available on a mutually convenient basis to provide additional information and explanation of any material provided under this Agreement.

(d) Notwithstanding anything herein to the contrary, each of the Grey Rock Entities shall make a “push-out” election under Section 6226(a) of the Code (and any corresponding provision of state or local Law) with respect to any imputed underpayment with respect to any Tax period that does not begin on or after the Closing Date, and the Parties and their Affiliates shall take such actions as are necessary to effectuate such election.

(e) The Parties shall not cause ENPC to engage in any transaction or make any election that would result in a liquidation of ENPC for U.S. federal income tax purposes within two years after the Closing Date.

6.11 Transfer Taxes. The Parties do not expect any Transfer Taxes to arise by reason of the consummation of the transactions contemplated by this Agreement. To the extent that any Transfer Taxes are assessed, such Transfer Taxes will be borne by ParentCo other than Taxes as a result of issuing shares in any name other than that of the registered holder of the Company Certificates or ENPC Certificates. The Parties will cooperate in good faith in the filing of any Tax Returns with respect to Transfer Taxes and with respect to minimizing, to the extent permissible under Law, the amount of any Transfer Taxes.

6.12 Tax Reporting. The Parties intend, for U.S. federal income (and applicable state and local) tax purposes, that (a) the First Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code to the extent that the applicable requirements are otherwise satisfied, (b) the Mergers taken together qualify (in whole or in part) for nonrecognition of gain or loss pursuant to Sections 351 of the Code, and (c) the ENPC Recapitalization qualifies as a “recapitalization” described in Section 368(a)(1)(E) of the Code. Unless required to do so as a result of a “determination” as defined in Section 1313(a) of the Code, each of the Parties agrees not to make any tax filing or otherwise take any position inconsistent with the Mergers, taken together, qualifying as an exchange of the interests in ENPC and the Company described in Section 351 of the Code (the “Intended Tax Treatment”) and to cooperate with each other Party to make any filings, statements or reports required to effect, disclose or report the Mergers, taken together, as qualifying for the Intended Tax Treatment.

6.13 The Proxy Statement/Prospectus and the Special Meeting.

(a) As promptly as reasonably practicable after the Execution Date, ENPC and the Company will prepare and ENPC and Parentco will file with the SEC a proxy statement and registration statement on Form S-4 with respect to the Transactions and the Redemption Offer (as amended or supplemented from time to time, the “Proxy Statement/Prospectus”) in preliminary form. The ENPC Board Recommendation shall be included in the Proxy Statement/Prospectus. The Proxy Statement/Prospectus shall also include the registration of shares of

Parentco Common Stock and Parentco Warrants to be issuable as Aggregate Transaction Consideration and the registration of Parentco Common Stock issuable upon the exercise of any such Parentco Warrants. ENPC shall provide copies of the proposed final form of Proxy Statement/Prospectus to the Company such that the Company and its Representatives are afforded a reasonable amount of time prior to the dissemination or filing thereof to review such materials and comment thereon prior to such dissemination or filing, and ENPC shall consider in good faith any comments of such Persons and shall make ENPC’s Representatives available to discuss such comments with such Persons. ENPC shall provide the Company with copies of any written comments and inform the Company of the material terms of any oral comments that ENPC or Parentco receives from the SEC or its staff with respect to the Proxy Statement/Prospectus promptly after the receipt of such comments and ENPC and the Company shall prepare any proposed written or material oral responses to such comments and ENPC shall give the Company a reasonable opportunity under the circumstances to review and comment on any final form of proposed written or material oral responses to such comments and ENPC shall reasonably consider such comments in good faith. ENPC will cause the Proxy Statement/Prospectus to be transmitted to the holders of ENPC Common Stock and ENPC CAPS™ as promptly as practicable following the date on which the SEC confirms it has no further comments on the Proxy Statement/Prospectus.

(b) ENPC will take, in accordance with applicable Law, NYSE rules, the rules of any other applicable stock exchange and the Organizational Documents of ENPC, all action necessary to call, hold and convene a special meeting of holders of ENPC Common Stock (including any adjournment or postponement, the “Special Meeting”) to consider and vote upon (i) the Business Combination Proposal, (ii) proposals relating to differences between the First Amended Charter and the certificate of incorporation of ENPC as in effect on the date of the Special Meeting (if required to be approved by ENPC’s stockholders), (iii) a proposal to approve and adopt the LTIP, (iv) such other proposals as reasonably agreed by ENPC and the Company to be necessary or appropriate in connection with the Transactions, and (v) adjournment of the Special Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing ((i) through (v), collectively, the “Transaction Proposals”) as promptly as reasonably practicable after the filing of the Proxy Statement/Prospectus in definitive form with the SEC. Subject to any adjournment in accordance with this Section 6.13, ENPC will convene and hold the Special Meeting not later than 30 days following the mailing of the Proxy Statement/Prospectus to the holders of ENPC Common Stock. Once the Special Meeting to consider and vote upon the Transaction Proposals has been called and noticed, ENPC will not postpone or adjourn the Special Meeting without the consent of the Company, which consent will not be unreasonably withheld, conditioned or delayed, other than (i) for the absence of a quorum, (ii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure that ENPC has determined in good faith, after consultation with its outside legal advisors, is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated to and reviewed by the holders of ENPC Common Stock prior to the Special Meeting or (iii) an adjournment or postponement of up to 10 Business Days to solicit additional proxies from holders of ENPC Common Stock. Subject to Section 6.13(c), ENPC will take all reasonable lawful action to solicit ENPC Stockholder Approval of the Transaction Proposals. ENPC shall not terminate or withdraw the Redemption Offer, other than in connection with the valid termination of this Agreement or with the prior written consent of the Company.

(c) The ENPC Board will recommend that the holders of ENPC Common Stock approve the Transaction Proposals (the “ENPC Board Recommendation”). Except as provided in the following sentence, the ENPC Board shall not withdraw, amend, qualify or modify the ENPC Board Recommendation (a “Change in Recommendation”). Notwithstanding the foregoing, (x) the ENPC Board may make a Change in Recommendation if it determines in good faith that a failure to make such Change in Recommendation would reasonably be expected to be inconsistent with its fiduciary obligations under applicable Law and (y) nothing in this Agreement shall prevent the ENPC Board from approving the termination of this Agreement in accordance with its terms. For the avoidance of doubt, unless this Agreement is terminated in accordance with its terms, any Change in Recommendation will not (I) change the approval of this Agreement or any other approval of the ENPC Board or (II) relieve ENPC of any of its obligations under this Agreement, including its obligation to hold the Special Meeting.

6.14 Cooperation on Proxy Statement/Prospectus and Financing Matters.

(a) Prior to the Closing and in connection with ENPC’s preparation of the Proxy Statement/Prospectus, any other filing required to be made by ENPC or Parentco with the SEC under the Exchange Act or any responses to any comments from the SEC relating to the Proxy Statement/Prospectus or other required filings, the Company shall use its reasonable best efforts to provide to ENPC, and shall cause each of the Property Entities to use its reasonable best efforts to provide, and shall use its reasonable best efforts to cause its Representatives to provide, all cooperation reasonably requested by ENPC that is customary in connection with the preparation of the Proxy Statement/Prospectus and such other filings or responses to SEC comments (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Grey Rock Entities), which reasonable best efforts shall include, among other things, obtaining the consents of any auditor to the inclusion of the Grey Rock Funds Financial Statements in the Proxy Statement/Prospectus and other filings with the SEC. The Company hereby consents, on behalf of itself and on behalf of the Property Entities, to ENPC’s use of any audited or unaudited financial statements relating to the Grey Rock Entities or entities or businesses acquired by the Grey Rock Entities reasonably requested by ENPC to be used in the Proxy Statement/Prospectus and any other filings that ENPC or Parentco makes with the SEC.

(b) Prior to the Closing, each Party shall use its reasonable best efforts to provide to the other Parties, and shall cause each of its Subsidiaries to use its reasonable best efforts to provide, and shall use its reasonable best efforts to cause its Representatives to provide, in each case, at such requesting Party’s sole expense (with respect to out-of-pocket expenses), all cooperation reasonably requested by such Party that is customary in connection with completing any financing activities, including (i) any Parent Party obtaining a revolving credit facility or term loan or (ii) any other financing activities permitted pursuant to Section 6.1 or Section 6.2, as applicable, and including any activities related to obtaining such consents as are required to be obtained in connection with any such financing activities (provided that, in each case, such requested cooperation does not unreasonably interfere with the ongoing operations of any Party or any of the Property Entities), which reasonable best efforts shall include, among other things, (A) furnishing, reasonably promptly following receipt of a request therefore, information regarding the Property Entities or any Party (including information to be used in the preparation of one or more information packages regarding the business, operations, financial projections and prospects of any Grey Rock Entities or Parent Parties) customary for such financing activities, to the extent reasonably available, (B) causing senior management and other representatives with appropriate seniority and expertise to participate in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers, bookrunners or agents for, and prospective lenders of, such financing), presentations, due diligence sessions, drafting sessions and sessions with rating agencies in connection with such financing activities, (C) assisting with the preparation of materials for rating agency presentations, bank information memoranda, and similar documents required in connection any such financing activities, (D) using reasonable best efforts to obtain legal opinions reasonably requested by another Party in order to consummate such financing activities, (E) taking all corporate actions, subject to the occurrence of the Closing, reasonably requested by another Party or any financing sources of such other Party to permit the consummation of such financing activities and (F) cooperating with requests for due diligence to the extent customary and reasonable; notwithstanding the foregoing, no obligation of any Party or any of its Subsidiaries under any such agreement, certificate, document or instrument shall be effective until the Closing and no Party or any of its Subsidiaries or Representatives shall be required to pay any commitment or other fee or incur any other liability in connection with any financing activities of another Party.

(c) Any Party requesting cooperation from another Party pursuant to this Section 6.14 shall promptly, upon request by such cooperating Party, reimburse such cooperating Party for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by such cooperating Party or any of its Subsidiaries in connection with the cooperation contemplated by this Section 6.14 and shall indemnify and hold harmless such cooperating Party, its Subsidiaries and their respective Representatives and Affiliates from and against any and all losses, damages, claims, costs or out-of-pocket expenses suffered or incurred by any of them in connection with the arrangement of any financing or any stockholder, member or limited partner, as the case may be, approval process and any information used in connection therewith, except for liabilities of the cooperating Party to the extent they resulted from (i) information provided by the cooperating Party or any of its Subsidiaries containing any untrue statement of a material fact or omitting to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading or (ii) the willful misconduct of the cooperating Party or any of its Subsidiaries.

(d) If, in connection with the preparation and filing of the Proxy Statement/Prospectus, one or more Tax opinions are required to be prepared and submitted in such connection, the Parties shall use commercially reasonable efforts to deliver to Kirkland & Ellis LLP (“Kirkland”) (or such other reputable law or accounting firm with expertise in U.S. federal income Tax matters mutually agreed by the Parties (such firm, an “Alternative Advisor”)) customary Tax representation letters satisfactory to Kirkland (or such Alternative Advisor, as the case may be) dated and executed as of the date the Proxy Statement/Prospectus shall have been declared effective by the SEC and such other dates as determined reasonably necessary by such counsel in connection with the preparation and filing of the Proxy Statement/Prospectus.

(e) The Company shall make available to ENPC, as soon as reasonably practicable after the Execution Date, true and correct copies of the (i) unaudited consolidated financial statements of Grey Rock Fund I, (ii) the unaudited combined financial statements of Grey Rock Fund II and (iii) the unaudited combined financial statements of Grey Rock Fund III (including, in each case, any related notes thereto), consisting of (x) the unaudited consolidated balance sheets of Grey Rock Fund I as of March 31, 2022, and the related unaudited consolidated statements of operations, changes in partners’ capital and cash flows for the three (3) months then ended, (y) the unaudited combined balance sheets of Grey Rock Fund II as of March 31, 2022, and the related unaudited combined statements of operations, changes in partners’ capital and cash flows for the three (3) months then ended, and (z) the unaudited combined balance sheets of Grey Rock Fund III as of March 31, 2022, and the related unaudited combined statements of operations, changes in partners’ capital and cash flows for the three (3) months then ended (the financial statements described in this Section 6.14(e), collectively, the “Grey Rock Funds Unaudited Financials”).

6.15 Reasonable Best Efforts; Notification.

(a) Except to the extent that the Parties’ obligations are specifically set forth elsewhere in this Article VI, upon the terms and subject to the conditions set forth in this Agreement, each of the Parties shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions.

(b) The Parent Parties shall give prompt notice to the Company, and the Company shall give prompt notice to the Parent Parties, upon becoming aware of (i) any condition, event or circumstance that will result in any of the conditions in Article VII not being met, or (ii) the failure by the Company, in the case of any Parent Party, or by any Parent Party, in the case of the Company, to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification or the delay or failure to provide such notification, shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement.

6.16 Trust Account. Upon satisfaction or waiver of the conditions set forth in Article VII, and provision of notice thereof by ENPC to the Trustee in accordance with the terms of the Trust Agreement, (a) in accordance with and pursuant to the Trust Agreement, at the Closing, ENPC shall cause the documents, opinions, and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and shall use its reasonable best efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to (i) pay as and when due all amounts payable to stockholders of ENPC, and (ii) immediately thereafter, pay all remaining amounts then available in the Trust Account in accordance with this Agreement and the Trust Agreement, and

(b) thereafter, the Trust Account shall terminate, except as otherwise provided therein, pursuant to Section 5 of the Trust Agreement, the termination of which shall be effected in accordance with Section 5(b) thereof.

6.17 First Amended Charter and First Amended Bylaws; Requisite Approvals. At or immediately prior to the First Merger Effective Time, Parentco shall file an amended and restated certificate of incorporation of Parentco with the Delaware Secretary of State in the form attached to this Agreement as Exhibit D (the “First Amended Charter”); provided, however, that Parentco shall have no obligation to file the First Amended Charter until each of the conditions to the Closing set forth in Section 7.1 and Section 7.3 have been satisfied or irrevocably waived (other than those conditions that by their nature cannot be satisfied until the Closing, but subject to such conditions being reasonably expected to be satisfied at the Closing). Promptly (and in any event within twenty-four (24) hours) after the execution and delivery of this Agreement by the Parties, (a) ENPC, in its capacity as the sole stockholder of Parentco, shall deliver to the Company a written consent irrevocably approving (i) this Agreement, (ii) the Transactions applicable to Parentco, (iii) the First Amended Charter effective as of the First Merger Effective Time, (iv) the adoption of the amended and restated bylaws of Parentco in the form attached to this Agreement as Exhibit E effective as of the First Merger Effective Time and (v) the adoption of the LTIP (the “Parentco Stockholder Approval”), and (b) Parentco, in its capacity as the sole stockholder ENPC Merger Sub and the sole member of Company Merger Sub, shall deliver to each Merger Sub and the Company a written consent irrevocably approving this Agreement and the Transactions applicable to each Merger Sub, including the Mergers (the “Merger Sub Stockholder/Member Approval”).

6.18 Directors and Officers of Parentco. Prior to the Closing, the Parentco Board shall consist of a sole director, who shall be Alex J. Dunn, subject to his earlier death, disability, resignation or disqualification. Until the date that is five (5) Business Days prior to the date on which the Proxy Statement/Prospectus becomes effective, the Company shall deliver to ENPC its proposed list of Parentco Board members to be set forth on Exhibit C to this Agreement. ENPC, the Company, Parentco and the Parentco Board shall take all action necessary to effect the appointments timely designated by the Company effective as of immediately following the First Merger Effective Time and shall cause the Parentco Board to not contain any other individuals serving thereon as of the Closing.

6.19 Listing. Parentco shall use its reasonable best efforts to cause the Parentco Common Stock and Parentco Warrants constituting part of the Aggregate Transaction Consideration to be approved for listing on NYSE, subject to official notice of issuance, prior to the Closing Date.

6.20 Post-Closing Revenues and Expenses. Following the Closing, if any Affiliate of the Company (as determined immediately prior to the Second Merger Effective Time) receives revenues or proceeds that are the property of the Second Surviving Company or any Property Entity, such Affiliate shall cause such revenues or proceeds to be promptly delivered to the Second Surviving Company or such Property Entity. Following the Closing, if any Affiliate of the Company (as determined immediately prior to the Second Merger Effective Time) pays or receives an invoice, bill or other request or demand for payment for an amount for which the Second Surviving Company or any Property Entity is responsible or that is otherwise attributable to any of the assets or properties (including Oil and Gas Properties) of any of the Property Entities then, promptly following such Affiliate receiving written notice thereof with reasonable supporting documentation, Parentco shall (or shall cause the Second Surviving Company or any Property Entity to) reimburse such Affiliate such amount or pay the applicable counterparty such amount, as applicable.

6.21 Exclusivity. From and after the Execution Date until the First Merger Effective Time or, if earlier, the valid termination of this Agreement in accordance with Section 8.1, ENPC shall not take, nor shall it permit any of its Affiliates or Representatives to take, whether directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond, provide information to or commence due diligence with respect to, any Person (other than the Company, its equityholders and/or any of their Affiliates or Representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral, relating to any business combination transaction (a “Third Party Proposal”) other than with the Company, its equityholders and its Affiliates and Representatives. ENPC shall, and shall cause its Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any person conducted prior to the Execution Date with respect to, or which is reasonably likely to give rise to or result in, a Third Party Proposal. From and after the Execution Date until the Second Merger Effective Time or, if earlier, the valid termination of this Agreement in accordance with Section 8.1, the Company shall not take, nor shall it permit any of its Affiliates or Representatives to take, whether directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond, provide information to or commence due diligence with respect to, any Person (other than ENPC and/or any of its Affiliates or Representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral, relating to any Acquisition Transaction other than with ENPC and/or its Affiliates and Representatives. The Company shall, and shall cause its Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the Execution Date with respect to, or which is reasonably likely to give rise to or result in, an Acquisition Transaction.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Consummate the Transactions. The respective obligation of each Party to consummate the Transactions is subject to the satisfaction at or prior to the Closing of the following conditions, any or all of which may be waived jointly by the Parties, in whole or in part, to the extent permitted by applicable Law:

(a) Regulatory Approval. If applicable, any waiting period applicable to the Transactions under the HSR Act shall have been terminated or shall have expired.

(b) No Injunctions or Restraints. No Governmental Entity having jurisdiction over any Party to this Agreement shall have issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Transactions and no Law shall have been adopted that makes consummation of the Transactions illegal or otherwise prohibited.

(c) ENPC Stockholder Approval. The Business Combination Proposal shall have been approved by the ENPC Stockholder Approval at the Special Meeting.

(d) Redemption Offer. The closing of the Redemption Offer shall have occurred.

(e) Proxy Statement/Prospectus. The Proxy Statement/Prospectus shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and shall remain in effect with respect to the Proxy Statement/Prospectus, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and remain pending.

(f) Net Tangible Assets Test. Upon the Closing, after giving effect to the completion of the Redemption Offer and all Transaction Expenses, ENPC shall have net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act (or any successor rule)) of at least $5,000,001.

7.2 Additional Conditions to Obligations of the Company. The obligations of the Company to consummate the Transactions are subject to the satisfaction at or prior to the Closing of the following conditions, any or all of which may be waived exclusively by the Company, in whole or in part, to the extent permitted by applicable Law:

(a) Representations and Warranties of the Parent Parties. (i) The representations and warranties of the Parent Parties, as applicable, set forth in Sections 4.1, 4.2, 4.3, 4.13, 5.1, 5.2, 5.3 and 5.9 shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except that, respectively, representations and warranties that speak as of a specified date shall have been true and correct only as of such respective date), and (ii) all other representations and warranties of the Parent Parties, as applicable, set forth in Article IV and Article V shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except that, respectively, representations and warranties that speak as of a specified date shall have been true and correct only as of such respective date), except where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality,” “ENPC Material Adverse Effect” or “Material Adverse Effect”) would not have, individually or in the aggregate, an ENPC Material Adverse Effect, as applicable.

(b) Performance of Obligations of the Parent Parties. The Parent Parties shall have performed, or complied with, in all material respects, all agreements and covenants required to be performed or complied with by such entity under this Agreement at or prior to the Closing.

(c) Compliance Certificate. The Company shall have received a certificate signed by an executive officer of each of the Parent Parties, dated the Closing Date, confirming that the conditions in Sections 7.2(a) and (b) have been satisfied.

(d) Listing. The Parentco Common Stock and the Parentco Warrants shall have been approved for listing on NYSE, subject only to official notice of issuance thereof.

(e) Trust Account Funds. ENPC shall have transferred or as of the Closing shall transfer to Parentco cash or immediately available funds equal to the funds in the Trust Account (net of the ENPC Stockholder Redemption Amount and payment of any Transaction Expenses of ENPC), together with the net cash proceeds to ENPC resulting from any issuance of ENPC Class A Common Stock after the Execution Date and before the Closing.

(f) Closing Deliveries. ENPC shall have delivered, or shall stand ready to deliver, the closing deliveries set forth in Section 2.3(a).

7.3 Additional Conditions to Obligations of the Parent Parties. The obligations of the Parent Parties to consummate the Transactions are subject to the satisfaction at or prior to the Closing of the following conditions, any or all of which may be waived exclusively by ENPC, in whole or in part, to the extent permitted by applicable Law:

(a) Representations and Warranties of the Company. (i) The representations and warranties of the Company set forth in Sections 3.1, 3.2, 3.3, and 3.17 shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except that, respectively, representations and warranties that speak as of a specified date shall have been true and correct only as of such date), and (ii) all other representations and warranties of the Company set forth in Article III shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except that, respectively, representations and warranties that speak as of a specified date shall have been true and correct only as of such date), except where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality” or “Company Material Adverse Effect”) that would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed, or complied with, in all material respects, all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Closing.

(c) Compliance Certificate. ENPC shall have received a certificate signed by an executive officer of the Company, dated the Closing Date, confirming that the conditions in Sections 7.3(a) and (b) have been satisfied.

(d) Closing Deliveries. The Company shall have delivered, or shall stand ready to deliver, the closing deliveries set forth in Section 2.3(b).

(e) Company Pre-Closing Transactions. All of the Company Pre-Closing Transactions shall have occurred.

ARTICLE VIII

TERMINATION

8.1 Termination. This Agreement may be terminated at any time prior to the Closing as follows:

(a) by mutual written consent of ENPC and the Company; or

(b) by ENPC or the Company:

(i) if any Governmental Entity having jurisdiction over any Party to this Agreement shall have issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Transactions and such order, decree, ruling or injunction or other action shall have become final and nonappealable or if there shall be adopted any Law that makes consummation of the Transactions illegal or otherwise prohibited;

(ii) in the event of a breach by a Parent Party (in the case where the Company is the terminating Party) or by the Company (in the case where a Parent Party is the terminating Party) of any representation, warranty, covenant or other agreement contained in this Agreement which (A) would give rise to the failure of a condition set forth in Section 7.2(a) or (b) or Section 7.3(a) or (b), if it was continuing as of the Closing Date and (B) cannot be or has not been cured by the earlier of 30 days (or such shorter number of days in the period from the date of notice of such breach as provided to the breaching party and the End Date) after the giving of written notice to the breaching Party of such breach and the basis for such notice, and the End Date (a “Terminable Breach”);

(iii) if, after the final adjournment of the Special Meeting at which a vote of ENPC’s stockholders has been taken in accordance with this Agreement, the ENPC Stockholder Approval has not been obtained; or

(iv) if the Transactions shall not have been consummated on or before 5:00 p.m., Dallas time, on December 18, 2022 (such date being the “End Date”).

Notwithstanding the foregoing provisions of this Section 8.1, (x) the right to terminate this Agreement under Section 8.1(b)(i) shall not be available to the Company or ENPC if the failure to fulfill any material covenant or agreement under this Agreement by any Parent Party (in the case where ENPC is the terminating Party) or the Company (in the case where the Company is the terminating Party) has been the cause of or resulted in the action or event described in Section 8.1(b)(i) occurring, (y) the right to terminate this Agreement under Section 8.1(b)(ii) shall only be available to a Party if such Party and its Affiliates (including, in the case of a Parent Party, any other Parent Party) is not then in Terminable Breach of any representation, warranty, covenant or other agreement contained in this Agreement, and (z) the right to terminate this Agreement under Section 8.1(b)(iv) shall not be available to the a Party if the failure to fulfill any material covenant or agreement under this Agreement by a Parent Party (in the case where ENPC is the terminating Party) or the Company (in the case where the Company is the terminating Party) has been the cause of or resulted in the failure of the Transactions to occur on or before such date.

8.2 Notice of Termination; Effect of Termination.

(a) A terminating Party shall provide written notice of termination to all the other Parties specifying with particularity the reason for such termination, and any termination shall be effective immediately upon delivery of such written notice to all the other Parties.

(b) In the event of termination of this Agreement by any Party as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party to this Agreement, except that the provisions of this Section 8.2, Section 6.4, Section 8.3 and Articles I and IX shall survive the termination of this Agreement and the provisions of the Confidentiality Agreement shall continue until terminated as set forth therein; provided, however, that, notwithstanding anything to the contrary herein, no such termination shall relieve any Party from liability for any damages for a Willful and Material Breach of a covenant, agreement or obligation hereunder.

8.3 Expenses and Other Payments.

(a) Upon and following consummation of the Transactions, except as otherwise provided in this Agreement (including Section 2.13), Parentco shall pay all of its own out of pocket expenses and the expenses of the Company (to the extent not paid by or on behalf of the Company prior to the Closing) and of the Parent Parties, in each case, as such expenses are incident to preparing for, entering into and carrying out this Agreement and the consummation of the Transactions (including any filing fees required by the HSR Act) (“Transaction Expenses”). Notwithstanding anything herein to the contrary, the Parties agree and acknowledge that the Company’s Transaction Expenses for which Parentco shall be responsible shall include all documented and out of pocket Transaction Expenses of the Company’s Affiliates. In the event this Agreement is terminated, each Party shall bear its own expenses except as otherwise provided in this Agreement.

(b) For purposes of clarification, nothing contained in this Section 8.3 shall prevent, limit, impede or otherwise impair the ability of a Party to seek, enforce or otherwise pursue any remedy available to it pursuant to Section 9.11 at any time prior to valid termination of this Agreement pursuant to this Article VIII.

ARTICLE IX

GENERAL PROVISIONS

9.1 Schedule Definitions. All capitalized terms in the Company Disclosure Schedules and the ENPC Disclosure Schedules shall have the meanings ascribed to them herein except as otherwise defined therein.

9.2 Survival. Except as otherwise provided in this Agreement, none of the representations, warranties, agreements and covenants contained in this Agreement will survive the Closing; provided, however, the agreements of the Parties in Articles I, II, and IX and Sections 6.4(d), 6.6, 6.7 6.8, 6.10, 6.11, 6.12, 6.14(c), 6.16, 6.20, 8.3(a) and the general provisions in this Article IX will survive the Closing (the “Surviving Provisions”). After the Closing, other than as set forth in this Agreement or in any other Ancillary Document, (i) there shall be no liability or obligation on the part of any Party to this Agreement to any other Party (except for fraud) and (ii) no Party shall bring any claim of any nature against any other Party (other than any claim of fraud); provided, however, that nothing in this sentence shall affect the agreements of the Parties with respect to the Surviving Provisions.

9.3 Notices. All notices, requests and other communications to any Party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by facsimile (but only upon confirmation of transmission by the transmitting equipment); (c) if transmitted by e-mail (but only upon confirmation of transmission); or (d) if transmitted by national overnight courier, in each case, as addressed as follows:

(i)	if to The Company, to:

Grey Rock Energy Partners

2911 Turtle Creek Blvd

Suite 1150

Dallas, TX 75219

Attention: Emily Fuquay

E-mail: Emily@grey-rock.com

with a required copy to (which copy shall not constitute notice):

Holland & Knight LLP

1722 Routh Street

Suite 1500

Dallas, TX 75201

Attention: Amy Curtis and Jeremiah Mayfield

Facsimile: (214) 969-1763 and (214) 969-1744

E-mail: amy.curtis@hklaw.com and

jeremiah.mayfield@hklaw.com

(ii)	if to any Parent Party, to the attention of such Parent Party, to:

Executive Network Partnering Corporation

137 Newbury Street

7th Floor

Boston, MA 02116

Attention: Alex Dunn

E-mail: ajd@enpc.com

with a required copy to (which copy shall not constitute notice):

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention: Willard S. Boothby, P.C. and Peter Martelli, P.C.

E-mail: willard.boothby@kirkland.com and

peter.martelli@kirkland.com

Kirkland & Ellis LLP

4550 Travis Street

Dallas, TX 75205

Attention: Thomas K. Laughlin, P.C.

E-mail: thomas.laughlin@kirkland.com

9.4 Rules of Construction.

(a) Each of the Parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said independent counsel. Each Party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the Parties shall be deemed the work product of the Parties and may not be construed against any Party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted it is of no application and is hereby expressly waived.

(b) The inclusion of any information in the Company Disclosure Schedules or the ENPC Disclosure Schedules shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Schedules or the ENPC Disclosure Schedules, as applicable, that such information is required to be listed in the Company Disclosure Schedules or the ENPC Disclosure Schedules, as applicable, that such items are material to any Party or any of its Subsidiaries taken as a whole, or that such items have resulted in a Company Material Adverse Effect or ENPC Material Adverse Effect. The headings, if any, of the individual sections of each of the Company Disclosure Schedules and the ENPC Disclosure Schedules are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Company Disclosure Schedules and the ENPC Disclosure Schedules are arranged in sections corresponding to the Sections of this Agreement merely for convenience, and the disclosure of an item in one section of the Company Disclosure Schedules or the ENPC Disclosure Schedules as an exception to a particular representation or warranty shall be deemed adequately disclosed as an exception with respect to all other representations or warranties to the extent that the relevance of such item to such representations or warranties is readily apparent from such item, notwithstanding the presence or absence of an appropriate section of the Company Disclosure Schedules or the ENPC Disclosure Schedules with respect to such other representations or warranties or an appropriate cross-reference thereto.

(c) The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Company Disclosure Schedules or the ENPC Disclosure Schedules is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the Parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.

(d) All references in this Agreement to Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and shall be disregarded in construing the language contained therein. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The word “including” (in its various forms) means “including, without limitation.” The word “or” is not exclusive unless the context otherwise requires. Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires. Unless the context otherwise requires, all defined terms contained herein shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms. Unless the context otherwise requires, all references to a specific time shall refer to Dallas, Texas time.

(e) In this Agreement, except as the context may otherwise require, references to: (i) any agreement (including this Agreement), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof and, if applicable, by the terms of this Agreement); (ii) any Governmental Entity include any successor to that Governmental Entity; (iii) any applicable Law refers to such applicable Law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under such statute) and references to any section of any applicable Law or other law include any successor to such section; and (iv) “days” means calendar days.

9.5 Counterparts. This Agreement may be executed in any number of counterparts, including via facsimile transmission or email in “portable document format” (“.pdf”) form, all of which shall be considered one and the same agreement, it being understood that all Parties need not sign the same counterpart.

9.6 Entire Agreement; Third Party Beneficiaries. This Agreement (together with the Transaction Agreements and any other documents and instruments executed pursuant to this Agreement) and the Non-Disclosure Agreement dated as of March 16, 2022 by and between ENPC and Grey Rock Energy Management, LLC (the “Confidentiality Agreement”), constitute the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties or any of their respective Affiliates with respect to the subject matter hereof. Except for the provisions of Sections 6.6, 6.20, 9.10 and 9.15 (which from and after the Closing are intended for the benefit of, and shall be enforceable by, the Persons referred to therein and by their respective heirs and representatives), nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

9.7 Governing Law; Venue; Waiver of Jury Trial.

(a) THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

(b) THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE (OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE) AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH A DELAWARE FEDERAL OR STATE COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 9.3 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY

UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY; AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.7.

9.8 Severability. Each Party agrees that, should any court or other competent Governmental Entity hold any provision of this Agreement or part hereof to be invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such other term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties to this Agreement shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible. Except as otherwise contemplated by this Agreement, in response to an order from a court or other competent Governmental Entity for any Party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, to the extent that a Party to this Agreement took an action inconsistent with this Agreement or failed to take action consistent with this Agreement or required by this Agreement pursuant to such order, such Party shall not incur any liability or obligation unless such Party did not in good faith seek to resist or object to the imposition or entering of such order.

9.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of all the other Parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns. Any purported assignment in violation of this Section 9.9 shall be void.

9.10 Affiliate Liability. No Affiliate or Representative of a Party or Representative of an Affiliate of a Party shall have any liability or obligation in its capacity as such to any other Party hereunder of any nature whatsoever in connection with or under this Agreement or the transactions contemplated hereby (except, for the avoidance of doubt, to the extent that such Affiliate or Representative executes this Agreement or any other agreement, certificate or instrument as a principal intending to be legally bound thereby), and each Party hereby waives and releases all claims of any such liability and obligation.

9.11 Specific Performance. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Each Party agrees that, in the event of any breach or threatened breach by any other Party of any covenant or obligation contained in this Agreement, the non-breaching Party shall be entitled (in addition to any other remedy that may be available to it, including monetary damages) to seek and obtain (on behalf of itself and the third Party beneficiaries of this Agreement) (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation and (b) an injunction restraining such breach or threatened breach. Each Party further agrees that no other Party to this Agreement or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.11, and each Party to this Agreement irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

9.12 Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties. Once ENPC Stockholder Approval is received, the Parties agree that no amendment or modification may be made to this Agreement that would, by Law, require another vote of the stockholders of ENPC without first obtaining the approval of ENPC’s requisite stockholders.

9.13 Extension; Waiver. At any time prior to the Closing, ENPC and the Company may, to the extent legally allowed (provided, that ENPC may not take any action pursuant to this Section 9.13 with respect to another Parent Party without the consent of the Company):

(a) extend the time for the performance of any of the obligations or acts of the other Parties hereunder;

(b) waive any inaccuracies in the representations and warranties of the other Parties contained herein or in any document delivered pursuant to this Agreement; or

(c) waive compliance with any of the agreements or conditions of the other Parties contained herein.

Notwithstanding the foregoing, no failure or delay by any Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a Party to this Agreement to any such extension or waiver shall be effective or enforceable unless set forth in an instrument in writing signed on behalf of such Party.

9.14 Trust Account Waiver. The Company acknowledges that ENPC is a blank check company with the powers and privileges to effect a Partnering Transaction (as defined in ENPC’s Organizational Documents). The Company further acknowledges that substantially all of ENPC’s assets consist of the cash proceeds of ENPC’s initial public offering and private placements of its securities and substantially all of those proceeds have been deposited in the Trust Account for the benefit of ENPC, certain of its public stockholders and the underwriters of ENPC’s initial public offering. For and in consideration of the Parent Parties entering into this Agreement, the Company hereby irrevocably waives any right, title, interest or claim of any kind it has or may have in the future in or to any monies in the Trust Account and agrees not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or arising out of, this Agreement and any negotiations, contracts or agreements with any Parent Party; provided that (a) nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against any Parent Party pursuant to this Agreement for legal relief against monies or other assets of any Parent Party held outside the Trust Account or, subject to Section 9.11, for specific performance or other equitable relief in connection with the transactions contemplated hereby or for fraud and (b) nothing herein shall serve to limit or prohibit any claims that the Company may have in the future pursuant to this Agreement against the assets or funds of any Party to this Agreement or any of their respective Subsidiaries that are, in each case, not held in the Trust Account.

9.15 Releases.

(a) The Company hereby waives, acquits, forever discharges and releases, effective as of the Closing, on behalf of itself and each of its Controlled Affiliates (other than the Property Entities) and each of their respective past, present and future stockholders, partners, members and Representatives and each of their respective successors and assigns (collectively, its “Related Persons”), to the fullest extent permitted by Law, any and all causes of action, damages, judgments, liabilities and rights against the Parent Parties, Sponsor, Solamere Capital, LLC, and each of their respective Subsidiaries and past, present and future equityholders, Affiliates and Representatives (collectively, the “ENPC Related Persons”), whether absolute or contingent, liquidated or unliquidated, known or unknown, determined, determinable or otherwise, that the Company or any of its Related Persons has ever had or may now or hereafter have to the extent, and only to the extent, arising from facts, occurrences or circumstances existing at or prior to the Closing, in each case, relating to the Grey Rock Entities or their respective businesses, arising from or relating to this Agreement or otherwise, whether in law or in equity, in contract, in tort or otherwise, in any capacity, including any claims to any additional Interests in any Parent Party or any of their respective Subsidiaries or any distributions or payments (as consideration of services or otherwise) from any Parent Party or any of their respective Subsidiaries by reason of any matter, cause or thing whatsoever other than (i) the applicable Surviving Provisions, (ii) any obligations owed to any officer, director, manager, employee or consultant pursuant to the Organizational Documents of any of the Grey Rock

Entities or any Employee Benefit Plan or any other compensation or retention arrangement by any Grey Rock Entity, any Parent Party or any of their respective Subsidiaries and (iii) any obligations under any of the other Transaction Agreements (the “Company Released Claims”). The Company agrees not to, and to cause its Related Persons not to, assert any Proceeding against any Parent Party, ENPC Related Person or Grey Rock Entity with respect to Company Released Claims. The Company agrees that it will not (and will not cause or permit any of its Related Persons to) exercise or assert any right of contribution, set-off or indemnity or any other right or remedy (including any such rights and remedies contained in the Organizational Documents of the Grey Rock Entities) against any Parent Party, ENPC Related Person or Grey Rock Entity in connection with any liability for any Company Released Claim. Notwithstanding anything herein to the contrary, this Section 9.15(a) shall not impose any restrictions or limitations on the ability of the Company (or any of its Related Persons) to exercise or assert any rights or remedies against any Parent Party, ENPC Related Person or Grey Rock Entity that may arise as a result of the ownership by the Company or its Related Persons of any Interests in any Parent Party, ENPC Related Person or Grey Rock Entity from and after the Closing.

(b) Each Parent Party hereby waives, acquits, forever discharges and releases, effective as of the Closing, on behalf of itself and its Related Persons (including, following the Closing, the Grey Rock Entities), to the fullest extent permitted by Law, any and all causes of action, damages, judgments, liabilities and rights against the Company and its past, present and future equityholders, Affiliates and Representatives (other than the Grey Rock Entities) (collectively, the “Grey Rock Related Persons”), whether absolute or contingent, liquidated or unliquidated, known or unknown, determined, determinable or otherwise, that such Parent Party or any of their Related Persons (including the Grey Rock Entities) has ever had or may now or hereafter have to the extent, and only to the extent, arising from facts, occurrences or circumstances existing at or prior to the Closing, in each case, relating to the Grey Rock Entities, their respective businesses or assets and properties or the ownership or operation thereof, including pursuant to the Organizational Documents thereof (and any breaches thereof), arising from or relating to this Agreement or otherwise, whether in law or in equity, in contract, in tort or otherwise, in any capacity, other than the applicable Surviving Provisions (the “ENPC Released Claims”). Each Parent Party agrees not to, and to cause its Related Persons not to, assert any Proceeding against the Company or any Grey Rock Related Person with respect to any ENPC Released Claim. Each Parent Party agrees that it will not (and will not cause or permit any of its Related Persons to) exercise or assert any right of contribution, set-off or indemnity or any other right or remedy against the Company or any Grey Rock Related Person in connection with any liability to which a Parent Party or any of their respective Related Persons may become subject for any ENPC Released Claim. Notwithstanding anything herein to the contrary, this Section 9.15(b) shall not impose any restrictions or limitations on the ability of any Parent Party or any of their respective Subsidiaries to exercise or assert any rights or remedies against the Company or any Grey Rock Related Person that may arise as a result of the ownership by the Company or any Grey Rock Related Person of any Interests in any Parent Party, ENPC Related Person or Grey Rock Entity from and after the Closing.

(c) NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, NO PARTY SHALL BE LIABLE FOR CONSEQUENTIAL, INCIDENTAL, EXEMPLARY, SPECIAL, INDIRECT OR PUNITIVE DAMAGES (INCLUDING LOST PROFITS, LOSS OF PRODUCTION, LOSS OF PROSPECTIVE ECONOMIC ADVANTAGE, LOSS OF A BUSINESS OPPORTUNITY, DIMINUTION IN VALUE OR OTHER DAMAGES ATTRIBUTABLE TO BUSINESS INTERRUPTION) ARISING UNDER OR IN CONNECTION WITH THIS AGREEMENT OR OTHERWISE AS A RESULT OF, RELATING TO OR ARISING FROM THE RELATIONSHIP BETWEEN THE PARTIES HEREUNDER, WHETHER IN CONTRACT, TORT (INCLUDING NEGLIGENCE), STRICT LIABILITY OR OTHERWISE, OR WHETHER OR NOT THE PERSON AT FAULT KNEW, OR SHOULD HAVE KNOWN, THAT SUCH DAMAGE WOULD BE LIKELY SUFFERED.

[Signature Page Follows]

IN WITNESS WHEREOF, each Party to this Agreement has executed this Agreement as of the date first written above.

EXECUTIVE NETWORK PARTNERING CORPORATION

By:	/s/ Alex J. Dunn
Name:	Alex J. Dunn
Title:	Chief Executive Officer

GRANITE RIDGE RESOURCES, INC.

By:	/s/ Alex J. Dunn
Name:	Alex J. Dunn
Title:	Chief Executive Officer, Chief Financial Officer and President

ENPC MERGER SUB, INC.

By:	/s/ Alex J. Dunn
Name:	Alex J. Dunn
Title:	Chief Executive Officer, Chief Financial Officer and President

GREP MERGER SUB, LLC

By:	/s/ Alex J. Dunn
Name:	Alex J. Dunn
Title:	Chief Executive Officer, Chief Financial Officer and President

GREP HOLDINGS, LLC

By:	/s/ Griffin Perry
Name:	Griffin Perry
Title:	Manager

SCHEDULE B

PROPERTY ENTITIES

GREP HoldCo Entity	Property Entities

GREP Holdco I LLC

Grey Rock Bobcat LLC, a Delaware limited liability company

Grey Rock Aggie LLC, a Delaware limited liability company

Grey Rock Cavalier LLC, a Delaware limited liability company

Grey Rock Commodore LLC, a Delaware limited liability company

GREP Holdco II LLC	GREP Spider LLC, a Delaware limited liability company GREP William LLC, a Delaware limited liability company GREP Tartan LLC, a Delaware limited liability company

GREP Holdco II-B Holdings LLC	GREP Wolverine LLC, a Delaware limited liability company GREP Tiger LLC, a Delaware limited liability company GREP Longhorn LLC, a Delaware limited liability company

GREP Holdco III-A LLC

GREP III-A EF, LLC, a Delaware limited liability company

GREP III-A Bakken, LLC, a Delaware limited liability company

GREP III-A Permian, LLC, a Delaware limited liability company

GREP III-A Haynesville, LLC, a Delaware limited liability company

GREP III-A DJB, LLC, a Delaware limited liability company

GREP Holdco III-B Holdings LLC

GREP III-B EF, LLC, a Delaware limited liability company

GREP III-B Bakken, LLC, a Delaware limited liability company

GREP III-B Permian, LLC, a Delaware limited liability company

GREP III-B Haynesville, LLC, a Delaware limited liability company

GREP III-B DJB, LLC, a Delaware limited liability company

Exhibit 10.1

Execution Version

SPONSOR AGREEMENT

This SPONSOR AGREEMENT (this “Agreement”), dated as of May 16, 2022, is made by and among ENPC Holdings, LLC, a Delaware limited liability company (“Sponsor”), the other holders of ENPC Class F Common Stock set forth under the heading “Other Class F Holders” on the signature pages to this Agreement (the “Other Class F Holders,” and together with Sponsor, collectively, the “Class F Holders”), Executive Network Partnering Corporation, a Delaware corporation (“ENPC”), Granite Ridge Resources, Inc., a Delaware corporation (“Parentco”) and GREP Holdings, LLC, a Delaware limited liability company (the “Company”). Sponsor, the Other Class F Holders, ENPC, Parentco and the Company shall be referred to in this Agreement from time to time collectively as the “Parties”. Capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed to such terms in the Business Combination Agreement (as defined below).

WHEREAS, ENPC, Parentco, GREP Merger Sub, LLC, a Delaware limited liability company and direct, wholly owned subsidiary of Parentco, ENPC Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of Parentco, and the Company entered into that certain Business Combination Agreement, dated as of the date hereof (as it may be amended, restated or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”);

WHEREAS, the Business Combination Agreement contemplates that the Parties will enter into this Agreement concurrently with the entry into the Business Combination Agreement by the parties thereto, pursuant to which, among other things, (1) the Class F Holders will agree to vote in favor of approval of the Business Combination Agreement and the Transactions (including the Mergers), (2) the Class F Holders will agree to waive any adjustment to the conversion ratio set forth in the ENPC Organizational Documents or any other anti-dilution or similar protection with respect to such Class F Holder’s shares of ENPC Class F Common Stock, (3) the Class F Holders agree to subject the Additional Shares (as defined in this Agreement) received as a result of the Mergers to the vesting provisions set forth in Section 3 below and (4) the Class F Holders will agree to vote by written consent their Class F Common Stock, voting as a single class, and their Class B Common Stock, voting as a single class, in favor of approval of the Business Combination Agreement and the Transactions; and

WHEREAS, as an inducement to ENPC, Parentco and the Company to enter into the Business Combination Agreement and to consummate the Transactions, the Parties desire to agree to certain matters as set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual promises contained in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Parties, each intending to be legally bound, agree as follows:

1. Binding Effect of the Business Combination Agreement. Each Class F Holder hereby acknowledges that it has read the Business Combination Agreement and this Agreement and has had the opportunity to consult with its tax and legal advisors. During the period commencing on the date hereof and ending on the earlier to occur of (a) the First Merger Effective Time, and (b) such date and time as the Business Combination Agreement shall be terminated in accordance with Section 8.1 thereof (the “Expiration Time”), each Class F Holder shall be bound by and comply with Section 6.21 of the Business Combination Agreement (and any relevant definitions contained in any such Sections) as if (x) such Class F Holder was an original signatory to the Business Combination Agreement with respect to such provisions, and (y) each reference to “ENPC” contained in such provisions also referred to each such Class F Holder.

1

2. Agreement to Vote.

(a) Each Class F Holder hereby unconditionally and irrevocably agrees from the date hereof until the Expiration Time, to vote at any meeting of the stockholders of ENPC or in any other circumstance in which the vote or consent of the stockholders of ENPC is sought (and appear at any such meeting, in person or by proxy, or otherwise cause all of such holder’s Subject ENPC Securities (as defined below) to be counted as present thereat for purposes of establishing a quorum) all of such Class F Holder’s ENPC Class F Common Stock and ENPC Class B Common Stock (together with any ENPC Class A Common Stock, ENPC CAPS™, and any other equity securities or other voting securities of ENPC that such Class F Holder holds of record or beneficially, as of the date of this Agreement, or acquires record or beneficial ownership of after the date hereof, and any ENPC Class A Common Stock received in exchange therefore, collectively, the “Subject ENPC Securities”):

(i) in favor of the Transaction Proposals,

(ii) against any Third Party Proposal (other than the Business Combination Agreement and the Transactions); and

(iii) against any proposal, action or agreement that would reasonably be expected to result in any of the conditions set forth in Article VII of the Business Combination Agreement not being fulfilled.

(b) Each Class F Holder hereby unconditionally and irrevocably agrees, from the date hereof until the Expiration Time, not to redeem, elect to redeem or tender or submit any of its Subject ENPC Securities for redemption in connection with the Business Combination Agreement or the Transactions.

(c) The obligations of Class F Holders specified in this Section 2 shall apply whether or not the Mergers, any of the Transactions or any action described above is recommended by the ENPC Board or the ENPC Board has affected a Change in Recommendation.

(d) Each Class F Holder hereby waives, and agrees not to assert or perfect, any rights of appraisal or rights to dissent from the Transactions that each Class F Holder may have pursuant to the DGCL or otherwise by virtue of ownership of the Subject ENPC Securities.

(e) Each Class F Holder agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against ENPC, Parentco, Merger Subs, the Company or any of their respective successors or directors (i) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (ii) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Business Combination Agreement.

(f) Each of ENPC and the Class F Holders, by execution of this Agreement, hereby agrees and consents to the termination of the Registration and Stockholder Rights Agreement, dated as of September 5, 2020 (the “Rights Agreement”) effective as of the First Merger Effective Time, without any further liability or obligation to ENPC. The termination of the Rights Agreement shall terminate the rights of the parties thereto to enforce any provisions of such agreement that expressly survive the termination of the Rights Agreement. Each Class F Holder hereby waives any right to notice, right of first offer, right of first refusal or similar rights with respect to the Transactions, in each case that such Class F Holder may have under the Rights Agreement.

3. Vesting.

(a) The Class F Holders and Parentco agree that, as of the Closing, 371,518 of the shares of Parentco Common Stock issuable to the Class F Holders in connection with the Mergers (the “Additional Shares”) shall become subject to the vesting and forfeiture provisions set forth in this Section 3 (pro rata based on each Class F Holder’s relative ownership of Parentco Common Stock (“Pro Rata Share”)).

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(b) The Additional Shares shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to Parentco Common Stock occurring on or after the Closing. The Parties will take all necessary action so that (i) the Additional Shares shall appear as issued and outstanding on the balance sheet of Parentco and shall be legally outstanding under applicable state law but shall not be vested and shall be subject to forfeiture as described in this Agreement, (ii) all dividends paid on the Additional Shares shall be distributed to the Class F Holders during the Adjustment Period, and (iii) all voting rights in respect of such Additional Shares while they remain unvested shall be exercisable by or on behalf of the persons who would be entitled to receive such Additional Shares assuming the vesting of such Additional Shares pursuant to this Section 3.

(c) If on the 90th calendar day following the Closing Date (the “Adjustment Date”), the Adjustment VWAP (as defined below) of the Parentco Common Stock is less than $10.00, then all or a portion of the unvested Additional Shares (together with any corresponding dividends) shall vest (and shall no longer be subject to forfeiture) based on their Pro Rata Share such that the product of (i) the vested Additional Shares, plus all other shares of Parentco Common Stock issued to the Class F Holders in the Mergers, multiplied by (ii) the Adjustment VWAP equals $8,668,750. Any Additional Shares that do not vest in accordance with the previous sentence shall be forfeited to Parentco (together with the repayment of any corresponding dividends, if any, that have been received prior to the Adjustment Date) and shall be deemed to be transferred by the forfeiting holder to Parentco without any consideration and shall be cancelled by Parentco and cease to exist. For purposes of this Agreement, “Adjustment Period” means the period from the Closing Date through the day prior to the Adjustment Date, and “Adjustment VWAP” means, subject to the following sentence, the volume weighted average price of a share of Parentco Common Stock, as reported on the NYSE, determined for the trailing twenty trading days ending on the day prior to the Adjustment Date. Notwithstanding the foregoing, if the Adjustment VWAP would be less than $7.00, the Adjustment VWAP will be deemed to be $7.00 for purposes of sub-clause (ii) above.

(d) Each holder of Additional Shares shall be responsible for making an election in accordance with Section 83(b) of the Code in respect of its Additional Shares. IT IS THE SOLE RESPONSIBILITY OF EACH SUCH HOLDER OF ADDITIONAL SHARES, AND NOT OF SPONSOR, ENPC OR PARENTCO (OR ANY OF THEIR AFFILIATES OR REPRESENTATIVES), TO MAKE AN ELECTION UNDER SECTION 83(B) OF THE CODE, EVEN IF SUCH HOLDER REQUESTS THAT SPONSOR, ENPC OR PARENTCO (OR ANY OF THEIR AFFILIATES OR REPRESENTATIVES) ASSIST IN MAKING SUCH ELECTION. EACH SUCH HOLDER THAT MAKES AN ELECTION UNDER SECTION 83(B) OF THE CODE WITH RESPECT TO SUCH ADDITIONAL SHARES SHALL PROVIDE A COPY OF SUCH ELECTION TO PARENTCO ON OR BEFORE THE DUE DATE FOR MAKING SUCH ELECTION.

(e) The Additional Shares shall be non-certificated shares represented by book-entry. Parentco may enter stop transfer instructions on the Additional Shares with Parentco’s transfer agent and registrar against the transfer of the Additional Shares until the end of the Adjustment Period, and will instruct the transfer agent and registrar that the Additional Shares should bear, in addition to any legends required by applicable law or other agreement, a legend in substantially the following form (provided that such legend will be removed with respect to vested Additional Shares promptly following, and in any event within two Business Day of, the end of the Adjustment Period):

THE SHARES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, DISCOUNTED, EXCHANGED, PLEDGED OR OTHERWISE ENCUMBERED OR DISPOSED OF IN ANY MATTER, EXCEPT AS SET FORTH IN THE TERMS OF THE SPONSOR AGREEMENT DATED MAY 16, 2022, A COPY OF WHICH AGREEMENT IS ON FILE IN THE OFFICES OF THE CORPORATION.

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(f) The Parties hereby acknowledge and agree that, after giving effect to the Transactions (including the Mergers), Exhibit A hereto sets forth the number of shares of Parentco Common Stock held by each Class F Holder.

4. Waiver of Anti-dilution Protection and Conversion.

(a) Each Class F Holder (i) irrevocably waives, subject to, and conditioned upon, the occurrence of the Closing, to the fullest extent permitted by Law and the ENPC Organizational Documents, and (ii) agrees not to assert or perfect, any rights to adjustment or other anti-dilution protection with respect to the rate that the ENPC Class F Common Stock held by him, her or it converts into ENPC Class A Common Stock pursuant to Section 4.3(d) of ENPC’s Certificate of Incorporation or any other adjustments or anti-dilution protections with respect to such ENPC Class F Common Stock.

(b) Each Class F Holder acknowledges and jointly and severally agrees that, immediately prior to the First Merger Effective Time, and subject to Section 4(a), the 495,357 shares of ENPC Class F Common Stock outstanding that are not cancelled as a result of the Business Combination Agreement shall collectively convert into 1,238,393 shares of ENPC Class A Common Stock (which shall be subject to the vesting and forfeiture provisions set forth in Section 3, and ordinary equitable adjustments on account of any stock splits, stock dividends, reorganizations, recapitalizations and the like).

(c) The Parties hereby acknowledge and agree that it is intended that the transactions described in Section 4(b), the ENPC Class B Contribution and the ENPC Private Warrant Contribution qualify as a “recapitalization” described in Section 368(a)(1)(E) of the Code.

(d) Except as expressly contemplated by the Business Combination Agreement, each Class F Holder waives any and all rights to convert any Sponsor Loans made by such Class F Holder or any of its Affiliates into CAPS™ or any other securities that may be issuable upon conversion of such Sponsor Loans. Each Class F Holder represents and warrants that it has not made any loans to ENPC, other than the Sponsor Loans.

5. Transfer of Shares. Subject to the following sentence, each Class F Holder agrees that prior to the Expiration Time, such Class F Holder shall not, directly or indirectly, (a) sell, assign, transfer (including by operation of law), hypothecate, place a lien on, pledge, dispose of, grant any option to purchase, distribute or otherwise encumber any of such Class F Holder’s Subject ENPC Securities or otherwise agree to do any of the foregoing (each, a “Transfer”), (b) deposit any of such Class F Holder’s Subject ENPC Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect to any of such Class F Holder’s Subject ENPC Securities that conflicts with any of the covenants or agreements set forth in this Agreement, (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any of such Class F Holder’s Subject ENPC Securities, (d) engage in any hedging or other transaction which is designed to, or which would (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)), lead to or result in a sale or disposition of such Class F Holder’s Subject ENPC Securities or (e) take any action that would have the effect of preventing or materially delaying the performance of such Class F Holder’s obligations under this Agreement. The foregoing shall not apply to any Transfer (i) to such Class F Holder’s employees, officers or directors, or family members of any of such Class F Holder or any Affiliates of such Class F Holder; (ii) in the case of an individual, by gift to a member of one of the individual’s immediate family, an estate planning vehicle, or to a trust, the beneficiary of which is a member of the individual’s immediate family, an Affiliate of such Person or to a charitable organization; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order; (v) by distributions from Sponsor to its members, partners or shareholders pursuant to Sponsor’s Organizational Documents; and (vi) by virtue of the laws of Delaware or Sponsor’s Organizational Documents upon liquidation or dissolution of Sponsor, so long as the applicable transferee of any Transfer of the type set forth in clauses (i) through (vi) must

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enter into a written agreement in form and substance reasonably satisfactory to the Company agreeing to be bound by this Agreement prior to the occurrence of such Transfer.

6. Representations and Warranties. Each Class F Holder represents and warrants (severally and not jointly) to ENPC, Parentco and the Company, solely with respect to such Class F Holder, as follows: (a) if such Person is not an individual, it is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement are within such Person’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such Person; (b) if such Person is an individual, such Person has full legal capacity, right and authority to execute and deliver this Agreement and to perform his or her obligations under this Agreement; (c) this Agreement has been duly executed and delivered by such Person and, assuming due authorization, execution and delivery by the other Parties, this Agreement constitutes a legally valid and binding obligation of such Person, enforceable against such Person in accordance with the terms of this Agreement subject to the Enforceability Exceptions; (d) the execution and delivery of this Agreement by such Person does not, and the performance by such Person of his, her or its obligations under this Agreement will not, (i) if such Person is not an individual, conflict with or result in a violation of the Organizational Documents of such Person, or (ii) require any consent or approval that has not been given or other action that has not been taken by any third party (including under any contract binding upon such Person or such Person’s Subject ENPC Securities), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Person of its, his or her obligations under this Agreement; (e) there are no actions pending against such Person or, to the knowledge of such Person, threatened against such Person, before (or, in the case of threatened actions, that would be before) any arbitrator or any Governmental Entity, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Person of its, his or her obligations under this Agreement; (f) such Person has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such Person’s obligations under this Agreement and (g) such Person is the record and beneficial owner of all of his, her or its Subject ENPC Securities, and there exist no Liens or any other limitation or restriction (including, without limitation, any restriction on the right to vote, sell or otherwise dispose of such securities), other than pursuant to (i) this Agreement, (ii) the Certificate of Incorporation, (iii) the Business Combination Agreement, (iv) the Rights Agreement, or (v) any applicable securities laws.

7. Termination. This Agreement shall automatically terminate, without any notice or other action by any Party, and be void ab initio upon the earlier of (a) the Closing; and (b) the valid termination of the Business Combination Agreement in accordance with its terms. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or liabilities under, or with respect to, this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, (i) the termination of this Agreement shall not affect any liability on the part of any Party for a Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination or Fraud, (ii) Sections 3, 4 and 11 (solely to the extent related to Sections 3 and 4) shall each survive the termination of this Agreement pursuant to Section 7(a), and (iii) Sections 8, 9, 10 and 11 (solely to the extent related to Section 8, 9, or 10) shall survive any termination of this Agreement. For purposes of this Section 7, (x) “Willful Breach” means an intentional and willful material breach that is a consequence of an act undertaken or a failure to act by the breaching Party with the knowledge that the taking of such an act or such failure to act would, or would reasonably be expected to, constitute or result in a breach of this Agreement, and (y) “Fraud” means actual common law fraud in the making of a specific representation or warranty expressly set forth in this Agreement, committed by the Party making such express representation or warranty, with intent to deceive another Party, and to induce it to enter into this Agreement and requires (i) an intentional false representation of material fact expressly set forth in the representations and warranties set forth in this Agreement; (ii) actual knowledge that such representation is false (as opposed to any fraud claim based on constructive, knowledge, negligent or reckless misinterpretation or a similar theory); (iii) a specific intention to induce the Party to whom such representation was made to act or refrain from acting in reliance upon it; (iv) causing that Party, in justifiable reliance upon such false

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representation, to take or refrain from taking action; and (v) causing such Party to suffer damage by reason of such reliance. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts (including a claim for fraud or alleged fraud) based on negligence or recklessness.

8. No Recourse. Except for claims pursuant to the Business Combination Agreement or any other Transaction Agreement by any party(ies) thereto against any other party(ies) thereto, each Party agrees that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and no claims of any nature whatsoever (whether in tort, contract or otherwise) arising under or relating to this Agreement, the negotiation of this Agreement or its subject matter, or the transactions contemplated hereby shall be asserted against any Company Non-Party Affiliate or any ENPC Non-Party Affiliate (other than the Class F Holders named as Parties, on the terms and subject to the conditions set forth in this Agreement), and (b) none of the Company Non-Party Affiliates or the ENPC Non-Party Affiliates (other than the Class F Holders named as Parties, on the terms and subject to the conditions set forth in this Agreement) shall have any liability arising out of or relating to this Agreement, the negotiation of this Agreement or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection with this Agreement, as expressly provided in this Agreement, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished in connection with this Agreement, the negotiation of this Agreement or the transactions contemplated hereby. For the purpose of this Section 8, (x) “ENPC Non-Party Affiliate” means (i) any officer, director, employee, partner, member, manager, direct or indirect equityholder or Affiliate of either ENPC or Sponsor and (ii) each of the former, current or future Affiliates, Representatives, successors or permitted assigns of any of the Persons in clause (i) (other than, for the avoidance of doubt, ENPC) or any family member of the foregoing Persons and (y) “Company Non-Party Affiliate” means (i) any officer, director, employee, partner, member, manager, direct or indirect equityholder or Affiliate of the Company or any of its Subsidiaries (other than, for the avoidance of doubt, the Company or any of its Subsidiaries or any of the Grey Rock Entities) or any family member of the foregoing Persons and (ii) each of the former, current or future Affiliates, Representatives, successors or permitted assigns of any of the Persons in clause (i) (other than, for the avoidance of doubt, the Company or any of its Subsidiaries).

9. Further Assurances. Each Class F Holder shall execute and deliver, or cause to be delivered, such additional documents, including the Registration Rights and Lock-Up Agreement, and take, or cause to be taken, all such further actions and do, or cause to be done, all things reasonably necessary (including under applicable Laws), or reasonably requested by ENPC or the Company, to effect the actions and consummate the Mergers and the other transactions contemplated by this Agreement and the Business Combination Agreement (including the Transactions and the other Transaction Agreements), in each case, on the terms and subject to the conditions set forth therein and in this Agreement and in the Business Combination Agreement, as applicable.

10. Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, (a) no Class F Holder makes any agreement or understanding in this Agreement in any capacity (including, in the case of each Other Class F Holder, in such Other Class F Holder’s capacity as a director, officer or employee of ENPC) other than in such Class F Holder’s capacity as a record holder and beneficial owner of the Subject ENPC Securities, and (b) nothing herein will be construed to limit or affect any action or inaction by each Other Class F Holder or any representative of Sponsor in such holder’s capacity as a member of the board of directors (or other similar governing body) of ENPC or as an officer, employee or fiduciary of ENPC, in each case, acting in such Person’s capacity as a director, officer, employee or fiduciary of ENPC.

11. No Third Party Beneficiaries. This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason this Agreement. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties, partners or participants in a joint venture.

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12. Incorporation by Reference. Sections 9.2 (Survival), 9.4 (Rules of Construction), 9.6 (first sentence only) (Entire Agreement), 9.7 (Governing Law; Venue; Waiver of Jury Trial), 9.8 (Severability), 9.9 (Assignment), 9.11 (Specific Performance) and 9.12 (Amendment) of the Business Combination Agreement are incorporated in this Agreement and shall apply to this Agreement mutatis mutandis.

[signature pages follow]

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IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

ENPC HOLDINGS, LLC

By:	/s/ Alex J. Dunn
Name: Alex J. Dunn
Title: Chief Executive Officer

EXECUTIVE NETWORK PARTNERING CORPORATION

By:	/s/ Alex J. Dunn
Name: Alex J. Dunn
Title: Chief Executive Officer

GRANITE RIDGE RESOURCES, INC.

By:	/s/ Alex J. Dunn
Name: Alex J. Dunn
Title: Chief Executive Officer, Chief Financial Officer and President

GREP HOLDINGS, LLC

By:	/s/ Griffin Perry
Name: Griffin Perry
Title: Manager

[Signature Page to Sponsor Agreement]

OTHER CLASS F HOLDERS:

/s/ Richard Boyce
Richard Boyce

/s/ Michael M. Calbert
Michael M. Calbert

/s/ Gisel Ruiz
Gisel Ruiz

[Signature Page to Sponsor Agreement]

EXHIBIT A

CLASS F HOLDER OWNERSHIP OF SHARES OF

PARENTCO COMMON STOCK

Holder	Shares with Respect to Invested Capital	+	Shares with Respect to Profit	=	Vested Shares as of Closing	+	Unvested Shares as of Closing	=	Total Shares
ENPC Holdings, LLC	693,500		128,375		821,875		352,232		1,174,107
Richard Boyce	—		15,000		15,000		6,429		21,429
Michael M. Calbert	—		15,000		15,000		6,429		21,429
Gisel Ruiz	—		15,000		15,000		6,429		21,429

Total	693,500		173,375		866,875		371,518		1,238,393

Exhibit A to Sponsor Agreement

Exhibit 10.2

FROM OF REGISTRATION RIGHTS AND LOCK-UP AGREEMENT

THIS REGISTRATION RIGHTS AND LOCK-UP AGREEMENT (this “Agreement”), dated as of [●], 2022, is made and entered into by and among, (i) Granite Ridge Resources, Inc., a Delaware corporation (“Parentco”), (ii) ENPC Holdings, LLC, a Delaware limited liability company (the “Sponsor” and, together with its assignees, the “Sponsor Equityholders”); and (iii) certain holders of securities of GREP Holdings, LLC, a Delaware limited liability company (the “Company”), designated as Grey Rock Equityholders on Schedule A hereto (together with their assignees, collectively, the “Grey Rock Equityholders” and, together with the Sponsor Equityholders, and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 6.2 of this Agreement, the “Holders” and each individually a “Holder”).

RECITALS

WHEREAS, Executive Network Partnering Corporation, a Delaware corporation (“ENPC”), Sponsor, and certain other parties named therein are parties to that certain Registration and Stockholder Rights Agreement dated as of September 15, 2020 (the “ENPC Prior Agreement”) pursuant to which the Sponsor and its permitted transferees have certain registration rights with respect to its shares of common stock of ENPC;

WHEREAS, ENPC, the Company, Parentco, ENPC Merger Sub, Inc., a Delaware corporation (“ENPC Merger Sub”), and GREP Merger Sub, LLC, a Delaware limited liability company (“Company Merger Sub”), are party to that certain Business Combination Agreement, dated as of May 16, 2022 (the “Business Combination Agreement”), pursuant to which, ENPC Merger Sub will merge with and into ENPC (the “First Merger”), with ENPC surviving the First Merger as a wholly-owned subsidiary of Parentco, and Company Merger Sub will merge with and into the Company (the “Second Merger” and, together with the First Merger, the “Mergers”), with the Company surviving the Second Merger as a wholly-owned subsidiary of Parentco;

WHEREAS, the Grey Rock Equityholders are receiving shares of common stock, par value $0.0001 per share of Parentco (the “Parentco Common Stock”) on or about the date hereof, pursuant to the Business Combination Agreement (the “Business Combination Shares”);

WHEREAS, pursuant to the terms of the Business Combination Agreement, the 495,357 outstanding shares of the Class F common stock, par value $0.0001 per share of ENPC held by the Sponsor and certain other holders of shares of Class F common stock of ENPC ( the “Founder Shares”), will first be converted into 1,238,393 shares of Class A common stock, par value $0.0001 per share of ENPC (with any remaining shares of Class F common stock and Class A common stock held by the Sponsor to be cancelled), and, at the effective time of the First Merger, such shares will be converted into an equal number of shares of Parentco Common Stock (the “Converted Founder Shares”);

WHEREAS, pursuant to that certain Sponsor Agreement dated as of May 16, 2022 by and among Sponsor, certain other holders of shares of Class F common stock of ENPC, ENPC, Parentco and the Company, the ENPC Prior Agreement was terminated; and

WHEREAS, in connection with the consummation of the Mergers, the parties hereto desire to enter into this Agreement pursuant to which Parentco shall grant certain Holders certain registration rights with respect to the Registrable Securities (as defined below) on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

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ARTICLE 1

DEFINITIONS

Section 1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or Chief Financial Officer of Parentco, after consultation with counsel to Parentco, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, and (iii) Parentco has a bona fide business purpose for not making such information public.

“Agreement” shall have the meaning given in the Preamble.

“Alternative Transaction” means an agented transaction, sale directly into the market, a purchase or sale by a broker, a derivative transaction, a short sale, a stock loan or stock pledge transaction and sales not involving a public offering.

“Block Trade” shall mean an offering and/or sale of Registrable Securities by any Holder on a block trade, underwritten or other coordinated basis (whether firm commitment or otherwise) without substantial marketing efforts prior to pricing, including, without limitation, a same day trade, overnight trade or similar transaction.

“Board” shall mean the Board of Directors of Parentco.

“Business Combination Agreement” shall have the meaning given in the Recitals hereto.

“Business Combination Shares” shall have the meaning given in the Recitals hereto.

“Business Day” means any day that is not a Saturday or Sunday or a legal public holiday.

“Closing” shall have the meaning given in the Business Combination Agreement.

“Commission” shall mean the Securities and Exchange Commission.

“Company” shall have the meaning given in the Preamble.

“Company Merger Sub” shall have the meaning given in the Recitals hereto.

“Converted Founder Shares” shall have the meaning given in the Recitals hereto.

“Demanding Grey Rock Holders” shall have the meaning given in Section 2.1.3.

“Demanding Holder” shall have the meaning given in Section 2.1.3.

“Demanding Sponsor Holders” shall have the meaning given in Section 2.1.3.

“ENPC” shall have the meaning given in the Recitals hereto.

“ENPC Merger Sub” shall have the meaning given in the Recitals hereto.

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“ENPC Prior Agreement” shall have the meaning given in the Recitals hereto.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time, or any successor federal law then in force, together with all rules and regulations promulgated thereunder.

“FINRA” means the Financial Industry Regulatory Authority.

“First Merger” shall have the meaning given in the Recitals hereto.

“Form S-1 Shelf” shall have the meaning given in Section 2.1.1.

“Form S-3 Shelf” shall have the meaning given in Section 2.1.1.

“Founder Shares” shall have the meaning given in the Recitals hereto.

“Grey Rock Equityholders” shall have the meaning given in the Preamble.

“Holders” shall have the meaning given in the Preamble for so long as such person or entity holds any Registrable Securities.

“Lock-up Period” shall have the meaning given in Section 4.1.

“Lock-up Shares” shall have the meaning given in Section 4.1.1.

“Maximum Number of Securities” shall have the meaning given in Section 2.1.4.

“Mergers” shall have the meaning given in the Recitals hereto.

“Minimum Block Threshold” shall have the meaning given in Section 2.3.1.

“Minimum Takedown Threshold” shall have the meaning given in Section 2.1.3.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus (in the light of the circumstances under which they were made) not misleading.

“New Registration Statement” shall have the meaning given in Section 2.1.6.

“Opt-Out Notice” has the meaning set forth in Section 2.5.

“Parentco” shall have the meaning given in the Preamble and includes Parentco’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

“Parentco Common Stock” shall have the meaning given in the Recitals hereto.

“Permitted Transferees” shall have the meaning given in Section 4.2.

“Piggyback Registration” shall have the meaning given in Section 2.2.1.

“Pro Rata” shall have the meaning given in Section 2.2.2.

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“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (i) any outstanding shares of Parentco Common Stock held by a Holder immediately following the Closing, (ii) any other equity security of Parentco (and any equity securities issued or issuable upon the exercise or conversion of such equity securities) held by a Holder immediately following the Closing, and (iii) any other equity security of Parentco or any of its subsidiaries issued or issuable with respect to any securities referenced in clause (i) or (ii) above by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (B) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by Parentco and subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities may be sold without registration pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) (but with no volume or other restrictions or limitations); or (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration, including any related Underwritten Shelf Takedowns, effected by preparing and filing a registration statement, Prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:

(A) all registration and filing fees (including fees with respect to filings required to be made with FINRA) and any securities exchange on which Parentco Common Stock is then listed;

(B) fees and expenses of compliance with securities or blue-sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C) printing, messenger, telephone and delivery expenses;

(D) reasonable fees and disbursements of counsel for Parentco;

(E) reasonable fees and disbursements of all independent registered public accountants of Parentco incurred specifically in connection with such Registration; and

(F) in an Underwritten Offering, reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders.

“Registration Statement” shall mean any registration statement filed by Parentco with the Commission (other than a Registration Statement on Form S-4 or Form S-8, or their successors) that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“SEC Guidance” has the meaning given in Section 2.1.6.

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“Second Merger” shall have the meaning given in the Recitals hereto.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time, or any successor federal law then in force, together with all rules and regulations promulgated thereunder.

“Shelf” shall mean the Form S-1 Shelf, the Form S-3 Shelf or any subsequent Shelf Registration.

“Shelf Registration” shall mean a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect)

“Sponsor” shall have the meaning given in the Recitals hereto.

“Sponsor Equityholders” shall have the meaning given in the Preamble.

“Subsequent Shelf Registration” shall have the meaning given in Section 2.1.2.

“Transfer” shall mean the (i) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii).

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwriter-Requested Lock-Up Agreement” has the meaning given in Section 4.1.2.

“Underwritten Demand Offering” has the meaning given in Section 2.1.3.

“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of Parentco are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Underwritten Shelf Takedown” shall have the meaning given to in Section 2.1.3.

“Withdrawal Notice” shall have the meaning given in Section 2.1.5.

ARTICLE 2

REGISTRATIONS

Section 2.1 Shelf Registration.

2.1.1 Filing. Parentco shall use its commercially reasonable efforts to, as soon as practicable, but in any event within thirty (30) days after the Closing Date (as defined in the Business Combination Agreement), file with the Commission a Registration Statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf”) covering, subject to Section 3.5, the public resale of all of the Registrable Securities owned by (i) the Sponsor Equityholders and (ii) the Grey Rock Equityholders (determined as of two Business Days prior to such filing) on

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a delayed or continuous basis and shall use its commercially reasonable efforts to cause such Form S-1 Shelf to be declared effective as soon as practicable after the filing thereof, but in no event later than the earlier of (i) the 60th calendar day (or the 90th calendar day if the Commission notifies Parentco that it will “review” the Registration Statement) following the Closing Date and (ii) the 10th Business Day after the date Parentco is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review. Such Form S-1 Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. Parentco shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the SEC such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Following the filing of a Form S-1 Shelf, Parentco shall use its commercially reasonable efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration) to a Registration Statement on Form S-3 (the “Form S-3 Shelf”) as soon as reasonably practicable after Parentco is eligible to use Form S-3. As soon as practicable following the effective date of a Registration Statement filed pursuant to this Section 2.1.1 but in any event within one (1) Business Day of such date, Parentco shall notify the Holders of the effectiveness of such Registration Statement. Parentco’s obligation under this Section 2.1.1 shall, for the avoidance of doubt, be subject to Section 3.4 hereto.

2.1.2 Subsequent Shelf Registration. If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, Parentco shall, subject to Section 3.4, use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including obtaining the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration”) registering the resale of all Registrable Securities (determined as of two Business Days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. If a Subsequent Shelf Registration is filed, Parentco shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if Parentco is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration shall be on Form S-3 to the extent that Parentco is eligible to use such form. Otherwise, such Subsequent Shelf Registration shall be on another appropriate form. Parentco’s obligation under this Section 2.1.2 shall, for the avoidance of doubt be subject to Section 3.4 hereto.

2.1.3 Requests for Underwritten Shelf Takedowns. (A) At any time and from time to time when an effective Shelf is on file with the Commission, (i) holders of at least a majority in interest of the Registrable Securities held collectively by the Sponsor Equityholders (the “Demanding Sponsor Holders”) and (ii) following the expiration of the Lock-Up Period, holders of at least ten percent (10%) in interest of the then outstanding number of Registrable Securities, held collectively by the Grey Rock Equityholders (the “Demanding Grey Rock Holders” and together with the Demanding Sponsor Holders, the “Demanding Holders” and each, a “Demanding Holder”) may request to sell all or any portion of its Registrable Securities in an Underwritten Offering or other coordinated offering that is registered pursuant to the Shelf (each, an “Underwritten Shelf Takedown”) and (B) to the extent Parentco is not eligible to use a Registration Statement on Form S-3 after twelve months after the date of this Agreement, the Demanding Holders may require Parentco file a Registration on Form S-1 to effect an Underwritten Offering of all or any portion of its Registrable Securities (“Underwritten Demand Offering”); provided in each case that Parentco shall only be obligated to effect an Underwritten Offering if such offering

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shall include Registrable Securities proposed to be sold by the Demanding Holder(s) with a total offering price reasonably expected to exceed, in the aggregate, $25 million or (y) all remaining Registrable Securities held by the Demanding Holder (the “Minimum Takedown Threshold”). All requests for Underwritten Shelf Takedowns or Underwritten Demand Offerings shall be made by giving written notice to Parentco, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Offering. Subject to Section 2.3.3, the Demanding Holders shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to Parentco’s prior approval (which shall not be unreasonably withheld, conditioned or delayed). The Sponsor Equityholders may collectively demand not more than one (1) Underwritten Offering pursuant to this Section 2.1.3. The Demanding Grey Rock Holders may demand Underwritten Offerings pursuant to this Section 2.1.3 so long as the Grey Rock Holders collectively hold at least ten percent (10%) of the then outstanding shares of common stock of Parentco. Notwithstanding anything to the contrary in this Agreement, Parentco may effect any Underwritten Offering pursuant to any then effective Registration Statement, including a Form S-3, that is then available for such offering.

2.1.4 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown or Underwritten Demand Offering, in good faith, advises Parentco and the Demanding Holders in writing that the dollar amount or number of Registrable Securities that the Demanding Holders desire to sell, taken together with all other Parentco Common Stock or other equity securities that Parentco desires to sell and Parentco Common Stock, if any, as to which a Registration has been requested pursuant to separate written contractual piggy-back registration rights held by any other stockholders who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then Parentco shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the Demanding Grey Rock Holders and Sponsor Equityholders, on a pro rata basis based on the total number of Registrable Securities then held by each such Holder who is requesting inclusion that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), Parentco Common Stock or other equity securities that Parentco desires to sell, that can be sold without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) through (ii), Parentco Common Stock or other equity securities of other persons or entities that Parentco is obligated to register in a Registration pursuant to separate written contractual arrangements with such persons and that can be sold without exceeding the Maximum Number of Securities.

2.1.5 Withdrawal. Prior to the pricing of an Underwritten Shelf Takedown or Underwritten Demand Offering, a majority-in-interest of the Demanding Holders initiating such Underwritten Offering, pursuant to a Registration under Section 2.1.1 shall have the right to withdraw from a Registration pursuant to such Underwritten Offering for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to Parentco and the Underwriter or Underwriters (if any) of their intention to withdraw provided that the Demanding Holder may elect to have Parentco continue an Underwritten Offering if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Offering by the Demanding Holders. If withdrawn, a demand for an Underwritten Offering shall constitute a demand for an Underwritten Offering for purposes of Section 2.1.3, unless either (i) the Demanding Holder has not previously withdrawn any Underwritten Offering or (ii) the Demanding Holder reimburses Parentco for all Registration Expenses with respect to such Underwritten Offering; provided that, if a Grey Rock Equityholder or a Sponsor Equityholder elects to continue an Underwritten Offering pursuant to the proviso in the immediately preceding sentence, such Underwritten Offering shall instead count as an Underwritten Offering demanded by the Grey Rock Equityholders or Sponsor Equityholders, as applicable, for purposes of Section 2.1.3. Following the receipt of any Withdrawal Notice, Parentco shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Underwritten Offering. Notwithstanding anything to the contrary in this Agreement, Parentco shall be responsible for the Registration Expenses incurred in connection with an

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Underwritten Offering prior to its withdrawal under this Section 2.1.5, other than if a Demanding Holder elects to pay such Registration Expenses pursuant to clause (ii) of the second sentence of this Section 2.1.5.

2.1.6 Notwithstanding the registration obligations set forth in this Section 2.1, in the event the Commission informs Parentco that all of the Registrable Securities cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single registration statement, Parentco agrees to promptly (i) inform each of the Holders thereof and use its commercially reasonable efforts to file amendments to the Shelf Registration as required by the Commission and/or (ii) withdraw the Shelf Registration and file a new registration statement (a “New Registration Statement”), on Form S-3, or if Form S-3 is not then available to Parentco for such registration statement, on such other form available to register for resale the Registrable Securities as a secondary offering; provided, however, that prior to filing such amendment or New Registration Statement, Parentco shall use its commercially reasonable efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with any publicly-available written or oral guidance, comments, requirements or requests of the Commission staff (the “SEC Guidance”), including without limitation, the Manual of Publicly Available Telephone Interpretations D.29. Notwithstanding any other provision of this Agreement, if any SEC Guidance sets forth a limitation of the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that Parentco used commercially reasonable efforts to advocate with the Commission for the registration of all or a greater number of Registrable Securities), unless otherwise directed in writing by a Holder as to its Registrable Securities, the number of Registrable Securities to be registered on such Registration Statement will be reduced on a pro rata basis based on the total number of Registrable Securities held by the Holders, subject to a determination by the Commission that certain Holders must be reduced first based on the number of Registrable Securities held by such Holders. In the event Parentco amends the Shelf Registration or files a New Registration Statement, as the case may be, under clauses (i) or (ii) above, Parentco will use its commercially reasonable efforts to file with the Commission, as promptly as allowed by Commission or SEC Guidance provided to Parentco or to registrants of securities in general, one or more registration statements on Form S-3 or such other form available to register for resale those Registrable Securities that were not registered for resale on the Shelf Registration, as amended, or the New Registration Statement.

2.1.7 Effective Registration. Notwithstanding the provisions of Section 2.1.3 or Section 2.1.5 above or any other part of this Agreement, a Registration shall not count as a Registration unless and until (i) the Registration Statement has been declared effective by the Commission and (ii) Parentco has complied with all of its obligations under this Agreement with respect thereto; provided, further, that if, after such Registration Statement has been declared effective, an offering of Registrable Securities is subsequently interfered with by any stop order or injunction of the Commission, federal or state court or any other governmental agency the Registration Statement with respect to such Registration shall be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority-in-interest of the Demanding Holders initiating such Registration thereafter affirmatively elect to continue with such Registration and accordingly notify Parentco in writing, but in no event later than five (5) days, of such election; provided, further, that Parentco shall not be obligated or required to file another Registration Statement until the Registration Statement that has been previously filed with respect to a Registration pursuant to an Underwritten Demand Offering becomes effective or is subsequently terminated.

Section 2.2 Piggyback Registration.

2.2.1 Piggyback Rights. Subject to Section 2.3.3., if, at any time on or after the date Parentco consummates the Mergers, Parentco proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of Parentco (or by Parentco and by the stockholders of Parentco including, without limitation, pursuant to Section 2.1 hereof), other than a Registration Statement (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to Parentco’s existing stockholders, (iii) for an offering of debt that is convertible

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into equity securities of Parentco, (iv) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act) or (v) for a dividend reinvestment plan, then Parentco shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such Registration a “Piggyback Registration”). Parentco shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of Parentco included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders selling their Registrable Securities through an Underwritten Offering under this Section 2.2.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by Parentco.

2.2.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Registration that is to be a Piggyback Registration, in good faith, advises Parentco and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of Parentco Common Stock that Parentco desires to sell, taken together with (i) Parentco Common Stock, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) Parentco Common Stock, if any, as to which Registration has been requested pursuant to separate written contractual piggy-back registration rights of other stockholders of Parentco, exceeds the Maximum Number of Securities, then:

(a) If the Registration is undertaken for Parentco’s account, Parentco shall include in any such Registration (A) first, Parentco Common Stock or other equity securities that Parentco desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1 hereof (pro rata based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Holders have requested be included in such Underwritten Registration (such proportion is referred to herein as “Pro Rata”)), which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), Parentco Common Stock, if any, as to which Registration has been requested pursuant to written contractual piggy-back registration rights of other stockholders of Parentco, which can be sold without exceeding the Maximum Number of Securities;

(b) If the Registration is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then Parentco shall include in any such Registration (A) first, Parentco Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, Pro Rata based on the number of Registrable Securities that each Holder has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Registration, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), Parentco Common Stock or other equity securities that Parentco desires to sell,

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which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), Parentco Common Stock or other equity securities for the account of other persons or entities that Parentco is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.

2.2.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to Parentco and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration. Parentco (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, Parentco shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3.

2.2.4 Unlimited Piggyback Registration Rights. For purposes of clarity, any Registration effected pursuant to Section 2.2 hereof shall not be counted as a Registration pursuant to an Underwritten Shelf Takedown or Underwritten Demand Offering effected under Section 2.1 hereof.

Section 2.3 Block Trades and Alternative Transactions.

2.3.1 Notwithstanding the foregoing, following the expiration of the Lock-Up Period, at any time and from time to time, when an effective Shelf is on file with the Commission and effective, if a Demanding Grey Rock Holder wishes to engage in (i) a Block Trade, with a total offering price reasonably expected to exceed, in the aggregate, either (x) $25 million or (y) all remaining Registrable Securities held by the Demanding Grey Rock Holder (the “Minimum Block Threshold”), or (ii) any Alternative Transaction, including entering into customary agreements with respect to such Alternative Transactions, then notwithstanding the time periods provided for in Section 2.1.4, such Demanding Grey Rock Holder need only to notify Parentco of the Block Trade or Alternative Transaction at least five (5) Business Days prior to the day such offering is to commence and Parentco shall as expeditiously as possible use its commercially reasonable efforts to facilitate such Block Trade or Alternative Transaction; provided, that the Demanding Grey Rock Holders of the Registrable Securities wishing to engage in the Block Trade or Alternative Transaction shall use commercially reasonable efforts to work with Parentco and any Underwriters prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Alternative Transaction.

2.3.2 Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Alternative Transaction, a majority-in-interest of the Demanding Grey Rock Holders initiating such Block Trade or Alternative Transaction shall have the right to submit a Withdrawal Notice to Parentco and the Underwriter or Underwriters (if any) of their intention to withdraw from such Block Trade or Alternative Transaction provided that any other Demanding Grey Rock Holder(s) may elect to have Parentco continue a Block Trade or Alternative Transaction if the Minimum Block Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Block Trade or Alternative Transaction by the Demanding Grey Rock Holder(s). Notwithstanding anything to the contrary in this Agreement, Parentco shall be responsible for the Registration Expenses incurred in connection with a block trade prior to its withdrawal under this Section 2.3.2.

2.3.3 Notwithstanding anything to the contrary in this Agreement, Section 2.2 hereof shall not apply to a Block Trade or Alternative Transaction initiated by a Demanding Grey Holder pursuant to this Agreement.

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2.3.4 The Demanding Grey Rock Holder in a Block Trade shall have the right to select the Underwriters for such Block Trade (which shall consist of one or more reputable nationally recognized investment banks), which Underwriter or Underwriters shall be reasonably acceptable to the Company.

Section 2.4 Restrictions on Registration Rights. If (A) during the period starting with the date sixty (60) days prior to Parentco’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Parentco initiated Registration and provided that Parentco has delivered written notice to the Holders prior to receipt of a demand for an Underwritten Shelf Takedown or Underwritten Demand Offering pursuant to Section 2.1.1 and it continues to actively employ, in good faith, all commercially reasonable efforts to cause the applicable Registration Statement to become effective; (B) the Holders have requested an Underwritten Registration and Parentco and the Holders are unable to obtain the commitment of underwriters to firmly underwrite the offer; or (C) in the good faith judgment of the Board such Registration would be seriously detrimental to Parentco and the Board concludes as a result that it is essential to defer the filing of such Registration Statement at such time, then in each case Parentco shall furnish to such Holders a certificate signed by the Chairman of the Board stating that in the good faith judgment of the Board it would be seriously detrimental to Parentco for such Registration Statement to be filed in the near future and that it is therefore essential to defer the filing of such Registration Statement. In such event, Parentco shall have the right to defer such filing for a period of not more than thirty (30) days; provided, however, that Parentco shall not defer its obligation in this manner more than twice in any 12-month period.

Section 2.5 Opt-Out Notices. Any Holder may deliver written notice (an “Opt-Out Notice”) to Parentco requesting that such Holder not receive notice from Parentco of the proposed filing of any Registration Statement pursuant to Section 2.1.1 or 2.1.3, the proposed filing of any Piggyback Registration pursuant to Section 2.2.1, the withdrawal of any Piggyback Registration pursuant to Section 2.2.3 or any suspension of sales pursuant to Section 3.4; provided, however, that such Holder may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from a Holder (unless subsequently revoked), Parentco shall not deliver any such notice to such Holder pursuant to Sections 2.1, 2.2 or 3.4, as applicable, and such Holder shall no longer be entitled to the rights associated with any such notice and each time prior to a Holder’s intended use of an effective Registration Statement, such Holder will notify Parentco in writing at least two (2) Business Days in advance of such intended use, and if a notice of a suspension of sales was previously delivered (or would have been delivered but for the provisions of this Section 2.5) and the related suspension period remains in effect, Parentco will so notify such Holder, within one (1) Business Day of such Holder’s notification to Parentco, by delivering to such Holder a copy of such previous notice of the suspension of sales, and thereafter will provide such Holder with the related notice of the conclusion of such suspension of sales immediately upon its availability.

ARTICLE 3

PARENTCO PROCEDURES

Section 3.1 General Procedures. If at any time on or after the date Parentco consummates the Mergers, Parentco is required to effect the Registration of Registrable Securities, Parentco shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto Parentco shall, as expeditiously as possible:

3.1.1 prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have been sold;

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be requested by any Holder or any

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Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by Parentco or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

3.1.3 prior to filing a Registration Statement or prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and each Holder of Registrable Securities included in such Registration, and each such Holder’s legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and each Holder of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

3.1.4 prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as any Holder of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of Parentco and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that Parentco shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by Parentco are then listed;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8 at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus or any document that is to be incorporated by reference into such Registration Statement or Prospectus, furnish a copy thereof to each seller of such Registrable Securities and its counsel, including, without limitation, providing copies promptly upon receipt of any comment letters received with respect to any such Registration Statement or Prospectus;

3.1.9 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;

3.1.10 permit a representative of the Holders (such representative to be selected by a majority-in-interest of the participating Holders), the Underwriters, if any, and any attorney or accountant retained by such Holders or

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Underwriter to participate, at each such person’s own expense, in the preparation of the Registration Statement, and cause Parentco’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representatives or Underwriters enter into a confidentiality agreement, in form and substance reasonably satisfactory to Parentco, prior to the release or disclosure of any such information;

3.1.11 obtain a “cold comfort” letter from Parentco’s independent registered public accountants in the event of an Underwritten Registration which the participating Holders may rely on, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.12 on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing Parentco for the purposes of such Registration, addressed to the Holders, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a majority in interest of the participating Holders;

3.1.13 in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;

3.1.14 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of Parentco’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

3.1.15 if the Registration involves the Registration of Registrable Securities involving gross proceeds in excess of $50,000,000, use its commercially reasonable efforts to make available senior executives of Parentco to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in any Underwritten Offering; and

3.1.16 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with such Registration.

Section 3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by Parentco. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

Section 3.3 Requirements for Participation in Underwritten Offerings. No person may participate in any Underwritten Offering for equity securities of Parentco pursuant to a Registration initiated by Parentco hereunder unless such person (i) agrees to sell such person’s securities on the basis provided in any underwriting arrangements approved by Parentco and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

Section 3.4 Suspension of Sales; Adverse Disclosure. Upon receipt of written notice from Parentco that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that Parentco hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until it is advised in writing by

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Parentco that the use of the Prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would require Parentco to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to Parentco for reasons beyond Parentco’s control, Parentco may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in no event more than thirty (30) days, determined in good faith by Parentco to be necessary for such purpose. In the event Parentco exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. Parentco shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.4 and, upon the expiration of such period, the Holders shall be entitled to resume the use of any such Prospectus in connection with any sale or offer to sell Registrable Securities.

Section 3.5 Reporting Obligations. As long as any Holder shall own Registrable Securities, Parentco, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by Parentco after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings. Parentco further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Parentco Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission), including providing any legal opinions. Upon the request of any Holder, Parentco shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

ARTICLE 4

LOCK-UP

Section 4.1 Lock-Up.

4.1.1 Except as permitted by Section 4.1.2 and Section 4.2, for a period of 180 days from the date hereof, none of the Grey Rock Equityholders shall Transfer any shares of Parentco Common Stock beneficially owned or owned of record by such holder immediately following the Closing (the “Lock-Up Shares”), in each case until the date that is the earlier of (x) 180 days from the date hereof; (y) the date on which the closing price of Parentco Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and similar transactions) for any 20 trading days within any 30-trading day period or (z) the date on which Parentco completes a liquidation, merger, stock exchange or other similar transaction that results in all of Parentco’s stockholders having the right to exchange their shares of Parentco Common Stock for cash, securities or other property (the “Lock-up Period”). For the avoidance of doubt, the Sponsor Equityholders will not be subject to the Lock-up Period.

4.1.2 Underwriter-Requested Lock-Up. In connection with any Underwritten Offering of securities of Parentco, if requested by the Underwriter, each Holder participating in such offering agrees (an “Underwriter-Requested Lock-Up Agreement”) not to effect any sale or distribution, including any sale pursuant to Rule 144 promulgated under the Securities Act, of any Registrable Securities, and not to effect any sale or distribution of other securities of Parentco or of any securities convertible into or exchangeable or exercisable for any other securities of Parentco (in each case, other than as part of such Underwritten Offering), in each case, during the seven (7) calendar days prior to, and during such period as the Underwriter may require (not to exceed sixty (60) calendar days) (or such other period as may be requested by Parentco or the Underwriter to comply with regulatory restrictions on (a) the publication or other distribution of research reports and (b) analyst

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recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4), or any successor provisions or amendments thereto) beginning on, the closing date of the sale of such securities pursuant to such an effective Registration Statement, except as part of such Registration; provided that all executive officers and directors of Parentco are bound by and have entered into substantially similar Underwriter-Requested Lock-Up Agreements; and provided further that the foregoing provisions shall only be applicable to such Holders if all such Holders, officers and directors of Parentco are treated similarly with respect to (i) permitted exceptions and (ii) any release prior to the termination of the lock-up period such that if any such persons are released, then all Holders shall also be released to the same extent on a pro rata basis.

Section 4.2 Exceptions. The provisions of Section 4.1.1 shall not apply to (each a “Permitted Transfer” and the transferee thereof, a “Permitted Transferee”):

4.2.1 transactions relating to shares of Parentco Common Stock or warrants to purchase Parentco Common Stock acquired in open market transactions;

4.2.2 Transfers of shares of Parentco Common Stock or any security convertible into or exercisable or exchangeable for Parentco Common Stock as a bona fide gift;

4.2.3 Transfers of shares of Parentco Common Stock or any security convertible into or exercisable or exchangeable for Parentco Common Stock to a trust, or other entity formed for estate planning purposes for the primary benefit of the spouse, domestic partner, parent, sibling, child or grandchild of a Holder or any other person with whom a Holder has a relationship by blood, marriage or adoption not more remote than first cousin;

4.2.4 Transfers by will or intestate succession or the laws of descent upon the death of a Holder;

4.2.5 the Transfer of shares of Parentco Common Stock or any security convertible into or exercisable or exchangeable for Parentco Common Stock pursuant to a qualified domestic order or in connection with a divorce settlement;

4.2.6 if a Holder is a corporation, partnership (whether general, limited or otherwise), limited liability company, trust or other business entity, (i) Transfers to another corporation, partnership, limited liability company, trust or other business entity that controls, is controlled by or is under common control or management with a Holder (including, for the avoidance of doubt, where such Holder is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), or (ii) as part of a distribution, transfer or other disposition of shares of Parentco Common Stock to partners, limited liability company members or stockholders of a Holder;

4.2.7 Transfers to Parentco’s or the Holder’s officers, directors, consultants or their affiliates;

4.2.8 Transfers to the Holder’s officers or directors, any affiliates or family members of any of the Holder’s officers or directors, any members or partners of the Holder, or any affiliates of the Holder;

4.2.9 pledges of shares of Parentco Common Stock or other Registrable Securities as security or collateral in connection with any borrowing or the incurrence of any indebtedness by any Holder (provided such borrowing or incurrence of indebtedness is secured by a portfolio of assets or equity interests issued by multiple issuers) and any pledgee agrees to be subject to the Lock-Up Period;

4.2.10 Transfers by any member or partner of the Holder to any other member or partner of the Holder or such other member’s Permitted Transferees; and

4.2.11 the establishment of a trading plan pursuant to Rule 10b5-1 promulgated under the Exchange Act, provided that such plan does not provide for the Transfer of Lock-Up Shares during the Lock-Up Period;

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Provided, however, that in the case of any transfer or distribution pursuant to sections 4.2.2 through 4.2.10, each donee, distributee or other transferee shall agree in writing, in form and substance reasonably satisfactory to Parentco, to be bound by the provisions of this Agreement.

ARTICLE 5

INDEMNIFICATION AND CONTRIBUTION

Section 5.1 Indemnification.

5.1.1 Parentco agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers and directors and each person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including attorneys’ fees) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to Parentco by such Holder expressly for use therein. Parentco shall indemnify the Underwriters, their officers and directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

5.1.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to Parentco in writing such information and affidavits as Parentco reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify Parentco, its directors and officers and agents and each person who controls Parentco (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including without limitation reasonable attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement.

5.1.3 Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (plus local counsel) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which

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settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

5.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities. Parentco and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event Parentco’s or such Holder’s indemnification is unavailable for any reason.

5.1.5 If the indemnification provided under Section 5.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 5.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 5.1.1, 5.1.2 and 5.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 5.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 5.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 5.1.5 from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE 6

MISCELLANEOUS

Section 6.1 Notices. Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, or facsimile or electronic mail. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third Business Day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, or facsimile or electronic mail, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to Parentco, to: Granite Ridge Resources, Inc., 2911 Turtle Creek Blvd., Dallas, Texas 75219, Attn: Chief Executive Officer, and, if to any Holder, at such Holder’s address or contact information as set forth in Parentco’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 6.1.

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Section 6.2 Assignment; No Third Party Beneficiaries.

6.2.1 This Agreement and the rights, duties and obligations of Parentco hereunder may not be assigned or delegated by Parentco in whole or in part.

6.2.2 Prior to the expiration of the Lock-up Period, no Grey Rock Equityholder may assign or delegate such Grey Rock Equityholder’s rights, duties or obligations under this Agreement, in whole or in part, except in connection with a transfer of Registrable Securities by such Grey Rock Equityholder to a Permitted Transferee but only if such Permitted Transferee agrees to become bound by the transfer restrictions set forth in this Agreement.

6.2.3 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

6.2.4 This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 6.2 hereof.

6.2.5 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate Parentco unless and until Parentco shall have received (i) written notice of such assignment as provided in Section 6.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to Parentco, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 6.2 shall be null and void.

Section 6.3 Counterparts. This Agreement may be executed in multiple counterparts (including facsimile, PDF and electronic signature counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

Section 6.4 Governing Law; Venue.

(a) THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

(b) THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE (OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE) AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED

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EXCLUSIVELY BY SUCH A DELAWARE FEDERAL OR STATE COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 6.1 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(c) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 6.4.

Section 6.5 Amendments and Modifications. Upon the approval of the independent directors of the Board and written consent of Parentco and the Holders of at least a majority-in-interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of capital stock of Parentco, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected; provided, further, notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects the Sponsor Equityholders shall require the consent of the Sponsor. No course of dealing between any Holder or Parentco and any other party hereto or any failure or delay on the part of a Holder or Parentco in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or Parentco. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

Section 6.6 Rule 144. Parentco covenants that it shall use reasonable best efforts to file any reports required to be filed by it under the Securities Act and the Exchange Act and shall take such further action as the holders of Registrable Securities may reasonably request, all to the extent required from time to time to enable such holders to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144, as such Rules may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission.

Section 6.7 Other Registration Rights. Parentco represents and warrants that no person, other than a Holder of Registrable Securities, has any right to require Parentco to register any securities of Parentco for sale or to include such securities of Parentco in any Registration filed by Parentco for the sale of securities for its own account or for the account of any other person. Further, Parentco represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail. This Agreement supersedes the ENPC Prior Agreement.

Section 6.8 Term. This Agreement shall terminate upon the date as of which all of the Registrable Securities have been sold pursuant to a Registration Statement (but in no event prior to the applicable period referred to in

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Section 4(a)(3) of the Securities Act and Rule 174 thereunder (or any successor rule promulgated thereafter by the Commission)) provided that the rights of any Holder under Article II and III hereunder shall terminate when the Holder is permitted to sell the Registrable Securities under Rule 144 (or any similar provision) under the Securities Act without limitation on the amount of securities sold or the manner of sale. The provisions of Section 3.5 and Article IV shall survive any termination.

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

PARENTCO: GRANITE RIDGE RESOURCES, INC., a Delaware corporation

By:
Name:
Title:

HOLDERS: ENPC HOLDINGS, LLC, a Delaware limited liability company

By:
Name:
Title:

[Signature Page to Registration Rights and Lock-Up Agreement]

GREY ROCK EQUITYHOLDERS:
GREP HOLDCO I LLC, a Delaware limited liability company

By:
Name:
Title:

GREP HOLDCO II LLC, LLC, a Delaware limited liability company

By:
Name:
Title:

GREP HOLDCO II-B HOLDINGS LLC, a Delaware limited liability company

By:
Name:
Title:

GREP HOLDCO III-A LLC, a Delaware limited liability company

By:
Name:
Title:

GREP HOLDCO III-B HOLDINGS LLC, a Delaware limited liability company

By:
Name:
Title:

[Signature Page to Registration Rights and Lock-Up Agreement]

SCHEDULE A

Grey Rock Equityholders

GREP Holdco I LLC, a Delaware limited liability company

GREP Holdco II LLC, a Delaware limited liability company

GREP Holdco II-B Holdings LLC, a Delaware limited liability company

GREP Holdco III-A LLC, a Delaware limited liability company

GREP Holdco III-B Holdings LLC, a Delaware limited liability company

Exhibit 10.3

Agreed Form

FORM OF

MANAGEMENT SERVICES AGREEMENT

BY AND BETWEEN

GRANITE RIDGE RESOURCES, INC.,

AS COMPANY

AND

GREY ROCK ADMINISTRATION, LLC,

AS SERVICE PROVIDER

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6.4	Consent to Jurisdiction	F-18
6.5	Waiver of Jury Trial	F-19
6.6	Waiver; Rights Cumulative	F-19
6.7	Entire Agreement	F-19
6.8	Amendment	F-19
6.9	Parties in Interest	F-19
6.10	Successors and Permitted Assigns	F-19
6.11	Assignment	F-19
6.12	Further Assurances	F-20
6.13	Severability	F-20
6.14	No Recourse	F-20
6.15	Interpretation	F-20
6.16	Proprietary Information	F-20
6.17	Confidentiality	F-20
6.18	Preparation of this Agreement	F-21
6.19	Counterparts	F-21

Annex A	Definitions	F-24

Exhibit A	Services	F-31
Exhibit B	Limitations on Service Provider’s Authority	F-34
Exhibit C	Insurance Coverages	F-35
Exhibit D	Proprietary Information	F-36
Exhibit E	Investment Committee	F-37
Exhibit F	Confidential Information	F-38

Schedule A	Key Persons	F-39

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MANAGEMENT SERVICES AGREEMENT

This MANAGEMENT SERVICES AGREEMENT (this “Agreement”) is executed and agreed to as of [●], 2022 (the “Effective Date”), by and between Granite Ridge Resources, Inc., a Delaware corporation (“Company”), and Grey Rock Administration, LLC, a Delaware limited liability company (“Service Provider”). Grey Rock Energy Fund IV-A, LP, a Delaware limited partnership, Grey Rock Energy Fund IV-B, LP, a Delaware limited partnership, and Grey Rock Energy Fund IV-B Holdings, LP, a Delaware limited partnership (collectively, “GR Fund IV”), join in the execution of this Agreement solely for purposes of Section 3.8. Company and Service Provider are hereinafter each referred to as a “Party” and are collectively referred to as the “Parties”.

RECITALS

WHEREAS, Company indirectly acquired certain non-operated oil and gas properties and related assets from certain Affiliates of Service Provider pursuant to that certain Business Combination Agreement dated May [●], 2022, by and among GREP Holdings, LLC (together with its members, “Sellers”), Executive Network Partnering Corporation, Company and certain other parties thereto (the “BCA”);

WHEREAS, entry into this Agreement in connection with the closing of the transactions contemplated by the BCA was a material inducement to Sellers’ entry into the BCA; and

WHEREAS, Company desires to have Service Provider perform, and Service Provider agrees to perform, the Services (hereinafter defined) for the Company Group pursuant to and in accordance with the terms of this Agreement.

NOW THEREFORE, in consideration of the premises and the mutual covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. As used in this Agreement, capitalized terms set forth on Annex A shall have the meanings set forth therein. Any capitalized terms used but not otherwise defined in this Agreement shall have the meanings given them in the BCA.

ARTICLE II

ENGAGEMENT; SERVICES

2.1 Engagement. Company hereby engages Service Provider, and Service Provider hereby agrees to perform, or to cause to be performed, the Services during the Term, subject to and in accordance with the Service Provider Standards and the qualifications and terms of this Agreement.

2.2 Services.

(a) Subject to the direction and control of the Company Group, the terms and provisions of this Agreement, and subject to the limitations set forth in Section 2.4, Service Provider shall manage, on behalf of the Company Group, the Assets, and the day-to-day business and affairs of the Company Group related to the Assets, and provide the Company Group with services, all to the extent (and only insofar as) such services would be

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substantially similar in scope to the services historically provided by Service Provider (or any of its Affiliates) in connection with its management and operation of the Assets acquired (directly or indirectly) by the Company Group pursuant to the BCA immediately prior to the closing of the BCA and as is otherwise expressly set forth in this Agreement with respect to Company’s status as a public company, including, for the avoidance of doubt, and subject to the limitations above, those services more particularly described on Exhibit A attached to this Agreement, together with such other similar services or other services that are otherwise mutually agreed upon by the Parties from time to time in writing, but in each case excluding the Excluded Services (the “Services”). Service Provider shall perform the Services in consideration for the Services Fee. Notwithstanding the foregoing, Service Provider will not be responsible for any Company Group Costs, and, notwithstanding anything to the contrary contained in this Agreement, nothing shall require Service Provider to advance its own funds for Company Group Costs.

(b) Company shall have the right from time to time to elect to cease having Service Provider provide any of the Services and to provide such Services itself or by another service provider, and upon request from Company, Service Provider will reasonably cooperate with Company in the transition of such Services to the Company Group or a new service provider specified by Company. For the avoidance of doubt any such election shall not result in a reduction of the Services Fee or, in and of itself, a termination of this Agreement.

(c) The Company Group will be responsible for the following, at its own expense separate and apart from the Services Fee (the “Excluded Services”):

(i) duties to be performed by Company’s chief executive officer, chief financial officer, investor relations personnel, and any other employees hired directly by the Company Group;

(ii) consolidated Company Group financial and SEC reporting, including selecting, engaging and overseeing third party financial auditors (however, the Services will include Asset-level financial reporting and auditing and providing Asset-level SEC reporting information to Company Group);

(iii) third party Company Group reserve reports, including selecting, engaging and overseeing third party reserve engineers (however, the Services will include internal reserves engineering, including estimating and internal reporting of the Asset-level reserves);

(iv) selecting, engaging, and overseeing Company Group investment bankers;

(v) Sarbanes Oxley compliance and compliance with applicable securities laws and stock exchange requirements;

(vi) litigation matters (x) to the extent primarily relating to Company (as opposed to primarily related to the Assets or Company Group’s interests in such Assets) or (y) to the extent primarily relating to the Assets or the Company Group’s interests in such Assets that Company’s chief executive officer determines would be material to the Company Group, taken as a whole, and notifies Service Provider that such litigation matter is an Excluded Service under this Agreement; and

(vii) other items mutually agreed in writing by Company and Service Provider to be Excluded Services.

2.3 Material Change to Scope of Services. Subject to Section 2.2(b), additions or material changes to the Services, including those set forth on Exhibit A may be made at any time by amending this Agreement in accordance with Section 6.8. Such additions or changes, including any fees or fee adjustments related to such additions or changes, shall be agreed between the Parties before any work commences. Notwithstanding the foregoing, upon any Material Acquisition of an Asset (or group of Assets) by the Company Group, the Parties shall, upon written request from Service Provider not less than 90 days following consummation of such Material Acquisition, renegotiate in good faith adjustments to the Services Fee to reflect changes to the Services

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reasonably required for Service Provider to appropriately manage and support such additional Assets in accordance with the terms of this Agreement. Such written request from Service Provider shall include materials, documentation and data supporting Service Provider’s request for an increase to the Services Fee. In the event that the Parties cannot agree upon an adjustment (any such agreement to be documented in writing) to the Services Fee within 30 days following Service Provider’s written request therefor, then either Party may submit the dispute to an independent third-party regionally or nationally recognized oil and gas consulting firm that is reasonably acceptable to the other Party. The Parties shall cooperate with such consulting firm and each Party shall provide access to its books and records as may be reasonably necessary to permit a determination by such consulting firm. The Parties shall direct such firm to (i) make a determination in respect of such dispute solely as to the amount of increase, if any, to be made to the Services Fee such that, taken as a whole, Service Provider does not incur aggregate expenses directly as a result of performing the Services that exceed the Services Fee and (ii) render a determination within thirty (30) days of the Parties’ submission of such dispute. The Parties shall be bound by the determination with regard to such increase, if any, to the Service Fee.

2.4 Limitations on Service Provider’s Authority. Notwithstanding anything in this Agreement to the contrary, without the prior written consent of the Company Group, Service Provider shall not take any action set forth on Exhibit B. The Company Group may at any time amend Exhibit B by providing written notice to Service Provider, which notice shall include an amended Exhibit B reflecting such amendment. Any such amendment shall be effective upon Service Provider’s receipt of such written notice.

2.5 Ownership of Property.

(a) The Parties agree and acknowledge that neither Service Provider nor any Affiliate of Service Provider shall, by virtue of its role as “Service Provider” under this Agreement or as a result of the terms of this Agreement, have, or be deemed to have, any direct ownership interest in the Assets (or in any of the equipment, materials or other property related thereto and purchased by the Company Group directly or by Service Provider on behalf of Company Group).

(b) All of the assets and properties owned, purchased, leased, developed, constructed and otherwise acquired or entered into in connection with the performance of the Services pursuant to this Agreement (including (i) all Assets and all interests in wells, equipment, machinery, materials, supplies, software, other personal property and other assets and properties owned, leased or otherwise acquired in connection therewith, (ii) Contracts, and any and all reports, records, statements and information prepared or caused to be prepared by Service Provider in connection with this Agreement, and (iii) all proceeds, cash and funds generated or attributable to the Assets) shall be and remain the sole property of the Company Group. During the Term, Service Provider shall obtain the written consent of Company (in Company’s sole discretion) prior to effecting any arrangement resulting in Service Provider holding any such assets or properties in its name (or in the name of one of its Affiliates). If, at any time during the Term, any such assets or properties are held in the name of Service Provider or its Affiliates, Service Provider will (and will cause its Affiliates to) to the extent they may be permissibly conveyed, promptly convey such assets and properties to the Company Group at no cost to the Company Group. To the extent permission is required for any such conveyance, Service Provider shall use commercially reasonable efforts to obtain such permission, without payment to any Third Party. If payment to any such Third Party is required to obtain such permission, Company shall make such payment, if the amount required is reasonable in light of the circumstances, and which payment shall be a Company Group Cost. If such amount is not reasonable, Company shall have sole discretion whether to make such payment, but if it does not, then there shall be no obligation to cause title to the same to be transferred to Company. If Service Provider does not cause title to be transferred to Company pursuant to the foregoing, then Service Provider shall hold such assets or properties in trust on behalf, and for the benefit and for the account (and at the sole cost), of Company.

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2.6 Service Provider’s Delegation of Authority.

(a) Service Provider shall be permitted to use Affiliates of Service Provider and the officers and employees of any of its Affiliates in order to perform the Services. Service Provider may not delegate any authority, power, or right that could not be exercised directly by Service Provider under this Agreement.

(b) If Service Provider uses any Person other than Service Provider to perform any of the Services (or any part of the Services), subject to the limitations in Section 5.1, the performance by such Person of such Services shall be treated under this Agreement as if Service Provider performed such Services itself, and if the costs of such performance by Service Provider would have been borne solely by Service Provider under the provisions of this Agreement (and are not considered Company Group Costs), then the costs of such performance by such Person shall be borne by Service Provider and shall not result in incremental costs to the Company Group. The retention of any third-party service provider whose retention will result in aggregate Company Group Costs in excess of $50,000 per year shall require the prior written approval of Company (such consent not to be unreasonably withheld). Service Provider shall act prudently in selecting and appointing any such third-party service provider and regularly review and monitor any services performed by such third-party service provider. If Service Provider retains any third-party service provider on behalf of Company in connection with its provision of the Services that also provides services to Service Provider in connection with Service Provider’s business outside of this Agreement, then Service Provider shall use commercially reasonable efforts to cause such Services to be performed on behalf of Company on terms and conditions (including cost) that are no less favorable in any material respects to Company, taken as a whole, than those applicable to Service Provider. In no case shall the performance of services by such third-party service provider relieve Service Provider of its obligations hereunder. Service Provider agrees that upon written notice (stating adequate cause related to inadequate performance or cost issues, in each case as determined by Company in good faith) provided by Company after consultation with Service Provider, Service Provider shall use commercially reasonable efforts to replace any third-party service provider identified by the Company Group to cease performing the Services on behalf of Service Provider.

2.7 Designated Employees.

(a) At all times, at Service Provider’s sole cost and expense, Service Provider shall retain and have available to it a professional staff and other personnel which together shall be reasonably adequate in size, experience and competency to discharge properly the duties and functions of Service Provider under this Agreement. Service Provider shall devote personnel and time and grant access to such assets and buildings of Service Provider as are necessary to provide the Services consistent with the Service Provider Standards.

(b) Service Provider shall cause the Designated Employees to devote the amount of their professional time and efforts as is reasonably necessary to provide the Services so long as such individuals are employed by or under contract with Service Provider. Service Provider may replace any Designated Employee with another employee or independent contractor of substantially equal experience and expertise as the Designated Employee being replaced, in which case the replacement employee or independent contractor shall become a Designated Employee. If any Designated Employee’s employment or contractual relationship with Service Provider terminates for any reason or any Designated Employee is no longer providing the Services as required by this Section 2.7(b), Service Provider shall thereafter use commercially reasonable efforts to promptly replace such individual with another employee or independent contractor of substantially equal experience and expertise as the Designated Employee being replaced, in which case the replacement employee or independent contractor shall become a Designated Employee.

2.8 Other Business Pursuits. The Company Group acknowledges that Service Provider is not providing services exclusively to the Company Group, and Service Provider may and will continue from time to time to provide services (including services substantially similar to the Services) to other persons (including Affiliates of Service Provider) as long as it may do so consistent with its obligations under this Agreement, including the

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dedication of Designated Employees to the performance of the Services made under Section 2.7, and subject to any other written agreement between any member of the Company Group and Service Provider or any of its Affiliates.

2.9 Independent Contractor Status.

(a) Company and Service Provider agree that Service Provider shall perform the Services as an “independent contractor” of the Company Group and nothing in this Agreement is intended, and nothing shall be construed, to create an employer/employee, partnership, joint venture, association or other similar relationship between Service Provider and the Company Group or any of their respective Affiliates or any of their employees.

(b) All debts and liabilities to Third Parties required or permitted to be incurred by Service Provider under this Agreement in the course of providing the Services shall be the debts and liabilities of the Company Group, and Service Provider shall not be liable for any such obligations by reason of providing the Services on behalf of the Company Group. Nothing stated in this Agreement shall operate to create any special or fiduciary duty between the Parties.

(c) All personnel involved in the Services shall be in the employ or under the control of Service Provider, and shall not be deemed, solely because of the provision of the Services or for any other reason, to be an employee of the Company Group and shall not be entitled to any payment, benefit or perquisite directly from the Company Group on account of the Services, including participation in any employee benefit and pension plans maintained by Company or any member of the Company Group. Subject to Section 2.7, the selection of such employees and contractors, and their hours of labor, shall be determined by Service Provider, and Service Provider shall have the right to hire or dismiss its full time or part time personnel for any reason or for no reason.

(d) Subject to the terms of this Agreement (including the following sentence), all matters pertaining to the employment, supervision, compensation, promotion and discharge of any personnel of Service Provider or its Affiliates are the responsibility of Service Provider and its Affiliates, and, subject to the terms of this Agreement, Service Provider will be responsible for (i) providing and administering benefit programs generally available to employees of Service Provider, (ii) processing and administration of payroll, including social security, unemployment, and other applicable payroll taxes, and (iii) discipline, performance issues, and termination of such personnel. Notwithstanding the foregoing, Service Provider agrees that upon written notice from the Company Group (stating adequate cause), Service Provider shall cause any Person identified by the Company Group (including any employee of Service Provider or its Affiliates) to cease performing the Services on behalf of Service Provider.

2.10 Insurance. During the Term and for so long as Service Provider is providing the Services, each Party shall carry and maintain insurance coverages of at least the types and amounts described in Exhibit C attached to this Agreement and made a part of this Agreement. All such insurance shall provide that to the extent of the procuring Party’s assumed obligations under this Agreement, such procuring Party’s insurers waive their right of subrogation against the other Party (and the Company Indemnified Parties or the Service Provider Indemnified Parties, as applicable). The costs and expenses of any insurance policies obtained and maintained by Service Provider for the benefit (a) of the Assets and/or Company Group shall constitute Company Group Costs, (b) Service Provider, alone and not with respect to its performance of Services, shall not constitute Company Group Costs, and (c) provided for both the benefit of Company Group and/or its Assets and Service Provider shall be proportionately shared (as determined in good faith by Service Provider) as Company Group Costs and Service Provider costs. Notwithstanding the foregoing, nothing in this Agreement shall obligate Service Provider to post, replace, supplement, or otherwise obtain any bond, letter of credit or guarantee with respect to any of the oil and gas properties included in the Assets, or incur or otherwise bear any cost or expense in connection therewith.

2.11 Performance Standard.

(a) Service Provider shall perform the Services in good faith, in a workmanlike, reasonable and prudent manner, with at least the same degree of care, judgment and skill as implemented in its provision of services

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historically provided by Service Provider (or any of its Affiliates) in connection with its management and operation of the Assets acquired (directly or indirectly) by the Company Group pursuant to the BCA immediately prior to the closing of the BCA, in accordance with customary business practices and standards in the oil and gas industry in comparable circumstances, with due diligence and dispatch, and in material compliance with the terms of all applicable Leases and other Contracts affecting the Assets and/or this Agreement, and in material compliance with all applicable Laws. The standard of performance set forth in this Section 2.11 is referred to in this Agreement as the “Service Provider Standards”. In exercising the powers and authorities hereby conferred on it (insofar as such exercise is in accordance with the Service Provider Standards), Service Provider shall (i) cooperate and follow all reasonable site security, safety measures and written policies of Company (or applicable member of the Company Group), or third party operators of any of the Assets of which Service Provider is aware (or made aware), that have been provided to Service Provider prior to the Effective Date, insofar as the same do not materially increase Service Provider’s costs to comply (unless there is an upward adjustment to the Service Fee in the manner contemplated in Section 2.3) and (ii) comply with any applicable, lawful and reasonable written instructions of Company to the extent the same does not expand the scope of Services in a manner inconsistent with Section 2.2.

(b) Company shall have the right, following 48 hours’ notice (which notice must contain specific details of all actions or inaction in question to the extent actually known by Company) to Service Provider, to stop any activity of Service Provider conducted by a Third Party contractor or consultant that Company determines, based on information available to it at the time, fails to comply with, or is not in compliance with, the Service Provider Standards (unless Service Provider causes such Third Party contractor or consultant to bring such activities into compliance within such period) and Company shall have the right, but not the obligation, to require Service Provider to terminate the services being provided by (and no longer use for the performance of any Services under this Agreement) such Third Party contractor or consultant.

(c) Service Provider shall not be in breach or default of the Service Provider Standards if and to the extent such breach or default is caused by (i) Service Provider’s failure to perform any portion of the Services as a result of or due to Company’s material non-payment under this Agreement, except to the extent such payment amount has been disputed in good faith in writing by Company prior to it becoming due under this Agreement, and/or (ii) an express direction by any of the Company Group to Service Provider to take an action or refrain from taking an action. Further, Service Provider shall not be required to provide the Services or conduct any activity or operation under this Agreement that Service Provider reasonably believes, in all material respects, would be unsafe, endanger persons, property or the environment, or violate any Law. If Service Provider so believes that any such Services, activity or operation would in all material respects be unsafe or so endanger any persons, property or the environment, except in emergency situations, Service Provider shall promptly provide written notice to Company of such belief and reasonably consult with Company regarding any required efforts to mitigate any related issues, and take any actions to mitigate such issues in Service Provider’s reasonable discretion. In an emergency situation, Service Provider shall, as soon as reasonably practicable, provide notice to Company of such situation and any action or inaction of Service Provider.

(d) In performing the Services under this Agreement, Service Provider shall not provide any investment advice to Company, nor shall its responsibilities under this Agreement include (or be deemed to include) the duties or responsibilities of an investment adviser under the Investment Advisers Act of 1940 (the “40 Act”). Nothing in this Agreement shall be deemed to create an advisory relationship between Service Provider and Company for purposes of the 40 Act.

2.12 Company Group Funds.

(a) Funds belonging to the Company Group shall be kept at all times on deposit in bank accounts of the Company Group and Service Provider shall disburse such funds for the payment of costs and expenses incurred in connection with the Services that are Company Group Costs, including all Asset Taxes and Burdens paid on Hydrocarbons, but excluding costs to be borne by Service Provider under the terms of this Agreement (which

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such costs to be borne by Service Provider shall include, among other things, costs and expenses of: (i) rent associated with Company’s shared office space, (ii) 25% of any marketing or business development expenses (and Company shall be responsible, as part of Company Group Costs, for the other 75% thereof); provided, however, that any individual marketing or business development expenditure (net to the Company Group’s obligation or share) in excess of $7,500.00 must be mutually agreed to in writing and in advance by both Service Provider and Company, (iii) 100% of any software and technology expenses up to the Technology Threshold and (iv) 25% of any software and technology expenses above the Technology Threshold (and Company shall be responsible, as part of Company Group Costs, for the other 75% thereof)).

(b) At no time shall any of the Company Group’s funds be commingled with funds belonging to Service Provider or its Affiliates or any of their respective representatives or with the funds of any Third Parties.

(c) Service Provider shall direct all third parties making payments or otherwise transferring funds to the Company Group to pay, transfer, and deposit such funds to the Company Group directly into the bank accounts of the Company Group.

(d) If at any time Service Provider or any of its Affiliates comes into possession of any funds of the Company Group, Service Provider shall hold such funds in trust for the benefit of the Company Group and shall promptly cause such funds to be deposited into bank accounts of the Company Group.

(e) Other than as provided in Section 3.2, Service Provider shall not pay any monies from the accounts of the Company Group to itself or any Affiliate of Service Provider without the prior written consent of Company’s chief executive officer or chief financial officer.

(f) Third-party costs (and incremental internal costs of Service Provider incurred with the approval of Company, not to be unreasonably withheld) of establishing, implementing, maintaining, and managing the accounts and systems required to accomplish the foregoing shall be Company Group Costs. Service Provider shall use commercially reasonable efforts to cause the accounts and systems to be in place and operational on or prior to the Effective Time (as defined in the BCA).

(g) With respect to any Services or obligations of Service Provider under this Agreement to the extent related to handling of funds of any member of the Company Group or making disbursements on behalf of any member of the Company Group, including as set forth in this Section 2.12, Service Provider shall obtain written approval from Company’s chief executive officer or chief financial officer prior to making any disbursement of such funds in an amount greater than $20,000.

2.13 Responsibilities of Company Group; Actions by Company Group; Company Authority.

(a) Subject to Section 2.5, Company shall provide Service Provider reasonable access to any data, information, materials, files and access to any systems or personnel that Service Provider determines is reasonably necessary or appropriate for Service Provider to perform the Services under this Agreement. The Company Group is solely responsible for the accuracy and completeness of any and all such data that it submits or provides to Service Provider.

(b) Any action, consent or approval required to be taken under this Agreement by any member of the Company Group shall be taken by Company and any notices to be given to or by the Company Group shall be given to Company.

(c) Any actions, consents or approvals required or permitted to be taken under this Agreement by Company shall be deemed approved by Company to the extent such action, consent or approval is delivered to Service Provider in writing (email being sufficient) by the Company’s chief executive officer or chief financial officer. Notwithstanding the foregoing, any amendment, restatement or modification to the terms of this Agreement

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(including any matters relating to changes to the scope of Services or an adjustment to the Services Fee under Section 2.3) or any termination by Company of this Agreement under Article IV shall require the consent or approval of a majority of the Independent Directors serving on the Company’s board of directors, and the Company’s chief executive officer or chief financial officer shall provide Service Provider with evidence of such consent or approval in connection with such actions.

2.14 Privileged Materials. The Parties understand that in connection with the provision of the Services, Service Provider may have access to privileged materials and legal advice relating to certain Company Group proceedings (“Privileged Materials”). Service Provider acknowledges that at all times the privilege in the Privileged Materials rests with the Company Group and that Company has agreed to share and make the Privileged Materials available to Service Provider on the basis that Service Provider and Company share a common interest in the subject matters and proceedings and on the condition that Service Provider undertakes to respect this privilege at all times hereafter and will prevent the Privileged Materials from being disclosed to any third party without having first obtained the consent of Company. Nothing in this Agreement shall require Company or any other member of the Company Group to disclose any information to Service Provider or any of its employees, agents, or representatives if such disclosure would jeopardize any attorney-client privilege, the work product immunity, or any other legal privilege or similar doctrine or contravene any applicable Law.

2.15 Malfeasance. If any of Service Provider, its Affiliates, or its or their respective officers, directors, partners, members, managers, employees or personnel (including the Designated Employees) engages in Malfeasance in connection with this Agreement or the Services, Service Provider shall, promptly upon Service Provider’s senior management becoming aware of such conduct, (a) notify Company of the conduct in writing, and (b) if requested by Company, removing such employee or personnel from providing the Services under this Agreement.

ARTICLE III

PAYMENTS

3.1 Consideration. In addition to obligations to provide indemnity and defense, as required under this Agreement, Company shall pay to Service Provider, (i) as the sole consideration for the Services provided by Service Provider, an amount equal to $10,000,000 per year during the Term and the Transition Services Period, prorated for any partial year in which the Services are provided (such amount, as modified from time to time pursuant to this Section 3.1, the “Services Fee”), plus (ii) to the extent such costs and expenses have not been previously paid by Company or out of Company funds or otherwise reimbursed to Service Provider by Company, reimbursement for all costs and expenses incurred by Service Provider (or any of its Affiliates) that are Company Group Costs (“Reimbursable Costs”). Company shall pay to Service Provider with respect to each calendar quarter during the Term and the Transition Services Period an amount equal to one-fourth of the annual Services Fee, prorated for any partial calendar quarter in which the Services are provided (such amount, the “Quarterly Services Fee”).

3.2 Payment Terms.

(a) No later than the thirtieth (30th) day of each calendar quarter during the Term, Service Provider shall deliver to Company a quarterly statement (each, a “Quarterly Statement”) setting forth (i) the Quarterly Services Fee for the applicable Accounting Quarter, and (ii) an itemized list of Reimbursable Costs incurred by Service Provider during the applicable Accounting Quarter. Service Provider shall provide to Company such documentation as Company may reasonably request to support each such Quarterly Statement. Subject to Section 3.2(b), Company shall pay to Service Provider the amount reflected in such Quarterly Statement not later than the 30th day after the receipt of such Quarterly Statement.

(b) If Company disputes in good faith all or any portion of any Quarterly Statement delivered by Service Provider pursuant to this Agreement, Company may deliver written notice of such dispute to Service Provider,

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setting forth in reasonable detail the reasons for such dispute. Notwithstanding the delivery of any such written notice of dispute, Company shall pay, if applicable, to Service Provider the undisputed portions of such Quarterly Statement in accordance with the terms of this Agreement. If it is determined by the Parties or otherwise that any amount is owed by either Party to the other Party under this Agreement, then the owing Party shall promptly (but in any event within five (5) Business Days after such determination) reimburse the other Party such amount.

(c) All payments shall be made by wire transfer of immediately available funds, to the account (or accounts) designated by the Person entitled to receipt of such payment.

3.3 Company Group Financial Responsibility. Company Group shall be ultimately responsible for the payment (either directly or via reimbursement of Service Provider) for all costs to the extent directly related to the Assets and the Company Group (“Company Group Costs”), including, without limitation:

(a) costs of performing the Excluded Services;

(b) direct expenses charged by or payable to third parties incurred in the operation, administration or disposition of the Company Group’s business in connection with the Assets, or in the operation of the Assets, that Service Provider has historically allocated to direct asset expenses, including, without limitation, all costs, expenses, liabilities attributable to or related to acquiring and disposing of Assets or potential investments in Assets (including costs relating to production forecasting, database, engineering, land, geological, accounting and other software or systems to be used in connection with Service Provider’s due diligence (prorated to account for Service Provider’s use of such software or systems in its business not constituting Services) and legal, accounting, auditing, insurance, travel, consulting, underwriting, finder’s, financing, appraisal, filing, printing, real estate title and other fees and expenses);

(c) salary and benefits of Company employees, including Company’s chief executive officer, chief financial officer, investor relations personnel, and any other employees of Company hired after the Effective Date;

(d) fees payable to members of Company’s board of directors, committee members, and legal counsel or other advisors retained by Company’s board of directors or committees of the board of directors;

(e) Company Group Director’s and Officer’s insurance;

(f) costs solely associated with or arising from being a public company, including stock exchange fees, SEC filing fees, preparation of SEC filings, preparation of financial statement audits and reserve reports, underwriters’ fees, costs of financial printers, transfer agent fees, proxy statement printing and mailing fees;

(g) costs incurred in connection with the registration or qualification of the Company Group under any applicable Law;

(h) Company Group taxes, including, without limitation, any related to Asset Taxes (other than taxes of Service Provider);

(i) subject to Section 5.1, costs and expenses of Company Group incurred in connection with any litigation involving a member of the Company Group and/or the Assets, and the amount of any judgments or settlements paid in connection therewith;

(j) such other amounts for which the Company Group is expressly responsible under this Agreement (other than under Section 5.2, but without limiting Company’s obligations under Section 5.2); and

(k) other items agreed in writing by Company and Service Provider to be Company Group Costs.

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3.4 Taxes. Service Provider shall be responsible for all (i) income taxes resulting from amounts paid or payable to it under this Agreement, (ii) employment taxes and social security payments relating to its own employees or those of any of its Affiliates, and (iii) all other taxes incurred by Service Provider that do not constitute Company Group Costs. For the avoidance of doubt, Service Provider, and not Company, shall treat the providers of services under this Agreement as employees for tax purposes.

3.5 Service Provider Records; Audit.

(a) Service Provider shall maintain complete and accurate books and records of its activities in connection with the performance of the Services, including any Company Group Costs actually paid by Service Provider from its own funds. Service Provider shall retain all such books and records for a period of not less than seven (7) calendar years following the end of the calendar year in which the Services are performed (the “Audit Period”) or any longer period if required by Law, including any statutory IRS audit period applicable to Company Group.

(b) Upon not less than ten (10) Business Days’ prior written notice to Service Provider during the Audit Period for any particular calendar year (but not more than once in any calendar quarter with respect to any calendar year), Company shall have the right, exercisable at its option and expense, to review, copy and audit Service Provider’s books and records (other than those items protected by attorney-client privilege and protected health information regarding personnel of Service Provider) for the calendar year to which the Audit Period applies, and the costs charged to Company in that calendar year. Company shall use its commercially reasonable efforts to conduct any such audit or examination in a manner that minimizes the inconvenience or disruption to Service Provider.

(c) Company may request information prior to the commencement of the audit, and Service Provider shall, to the extent available, provide the information requested as soon as reasonably practical in order to facilitate the forthcoming audit. Service Provider will, to the extent reasonably practicable, provide the information in electronic format or hard copy within ten (10) Business Days after the written request. For the purposes set forth in this Section 3.5, Service Provider shall, subject to any third-party confidentiality obligations, provide Company access, at all reasonable times and upon three (3) Business Days written notice, to the Service Provider’s personnel, books, records, correspondence, instructions, plans, drawings, receipts vouchers, financial accounts, data stored in computer files or microfiche and memoranda of every description (other than those items protected by attorney-client privilege or otherwise restricted from disclosure under applicable Laws) to the extent pertaining to the performance of the Services or Service Provider’s performance of its obligations contained in this Agreement.

(d) In the event Company discovers any material discrepancies as a result of any audit performed under this Agreement, Company may prepare and distribute a written report to Service Provider setting forth in reasonable detail such discrepancies. Service Provider shall reply to the report in writing as soon as practical and in any event no later than thirty (30) days after delivery of the report. At the conclusion of an audit, Service Provider and Company shall endeavor to promptly settle any outstanding matters, including, as the case may be, through the settlement payments of any discrepancies in amounts owed and amounts received between Company and Service Provider.

(e) All adjustments resulting from an audit which are agreed to by Service Provider and Company shall be reflected promptly in Service Provider’s books and records and in the books and records of Company maintained by Service Provider. If any dispute shall arise in connection with an audit and no settlement can be reached by the Parties as provided in Section 3.5(d), within sixty (60) days after Company delivers a written report pursuant to Section 3.5(d), unless otherwise agreed by the Parties, the Parties may submit the dispute to an independent third-party regionally or nationally recognized auditing firm that is mutually agreeable to the Parties. The Parties shall cooperate with such auditing firm and each Party shall provide access to its books and records as may be reasonably necessary to permit a determination by such auditing firm. The resolution by such auditing firm shall be final and binding on the Parties.

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3.6 Disputed Charges. Company may, during the Audit Period for any particular calendar year, take written exception to any invoice rendered by Service Provider for any expenditure or any part thereof charged to Company in that calendar year, on the ground that the same was not a cost incurred by Service Provider for which Service Provider is entitled to reimbursement pursuant to this Agreement. If the amount as to which such written exception is taken or any part thereof is ultimately determined to be a cost for which Service Provider is not entitled to reimbursement pursuant to this Agreement, such amount or portion thereof (as the case may be) shall be paid by Service Provider to Company together with interest at the Agreed Rate no later than five (5) Business Days following determination thereof.

3.7 Revenues and Expenses. During the Term, Service Provider shall, and shall cause its Affiliates to, comply with the covenants and obligations set forth in Section 6.20 of the BCA as if Service Provider were a party to the BCA.

3.8 Shared Investment Opportunities. Subject to the terms and conditions set forth in this Section 3.8, Service Provider shall (and shall cause its Affiliates to) offer to Company and, during the Shared Investment Period, GR Fund IV. the opportunity to participate in each Shared Investment Opportunity based upon their respective Shared Investment Allocation Percentages.

(a) Notice of Shared Investment Opportunities. Subject to the terms of this Section 3.8, Service Provider shall provide written notice (each, a “Shared Investment Notice”) of each Shared Investment Opportunity to the Investment Committee of Company and, during the Shared Investment Period, the Investment Committee of GR Fund IV, which notices shall be delivered via email. Each Shared Investment Notice shall include any deal memorandum, term sheet or other information prepared by or for Service Provider regarding such Shared Investment Opportunity, and the proposed purchase price or a range of potential purchase prices for the Shared Investment Opportunity. Service Provider shall thereafter make available to the Investment Committee of Company and, during the Shared Investment Period, the Investment Committee of GR Fund IV, such other information with respect to such Shared Investment Opportunity as is reasonably requested by the Investment Committees of Company or GR Fund IV. To the extent Service Provider, Company and GR Fund IV, as applicable, are not entering into the applicable confidentiality agreements, nondisclosure agreements or similar agreements, or separately entering into the same, Service Provider and Company shall ensure that any confidentiality agreements, nondisclosure agreements, or similar agreements entered into by such Party (or its Affiliates) in connection with a Shared Investment Opportunity includes language expressly permitting the disclosure of the information in this Section 3.8(a) to the Investment Committees of Company and GR Fund IV, or such Party shall otherwise obtain the express consent or approval from the applicable disclosing party to permit the sharing of such information to the Investment Committees of Company and GR Fund IV.

(b) Right to Participate in Shared Investment Opportunities. Each of Company and, during the Shared Investment Period, GR Fund IV, shall have the right (but not the obligation) to participate in each Shared Investment Opportunity based upon their respective Shared Investment Allocation Percentages.

(i) For each Shared Investment Opportunity, each of Company and GR Fund IV may exercise its respective right to participate in such Shared Investment Opportunity in an amount up to its Shared Investment Allocation Percentage by delivering written notice (which may be via email) of such election to Service Provider (a “Shared Investment Election Notice”) within the time-period stated in the Shared Investment Notice, which such time period for election shall not be less than ten (10) Business Days unless (subject to the following sentence) the Shared Investment Notice includes written evidence that the potential Third Party counterparty is requiring a shorter time period to close, in which case such time period for election shall be the maximum amount of time (as determined by Service Provider, acting reasonably) that would permit Service Provider to consummate the acquisition if it were to receive a Shared Investment Election Notice from either Company or GR Fund IV (such period, the “Shared Investment Election Period”). Each Shared Investment Election Notice delivered by Company and GR Fund IV for any Shared Investment Opportunity shall indicate the amount of the Shared Investment Allocation Percentage that it elects to participate in the Shared Investment Opportunity and

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the range of purchase prices for which it is willing to participate in the Shared Investment Opportunity. If Company or GR Fund IV fails to deliver a Shared Investment Election Notice within the Shared Investment Election Period for any Shared Investment Election Period (or the final purchase price of the Shared Investment Opportunity is in excess of the top range indicated in its Shared Investment Election Notice), such party shall be deemed to have elected not to participate in such Shared Investment Opportunity, and the other party (to the extent it has timely delivered a Shared Investment Election Notice for which the final purchase price of the Shared Investment Opportunity is within the top range indicated in its Shared Investment Election Notice) shall be free to pursue all of the Shared Investment Opportunity on its own or with any other Person or Third Party. In the event either Company or GR Fund IV delivers a Shared Investment Election Notice for less than its Shared Investment Allocation Percentage with respect to any Shared Investment Opportunity, Service Provider shall offer the remaining portion of the Shared Investment Opportunity to the other party (to the extent it has timely delivered the Shared Investment Election Notice for all of its Shared Investment Allocation Percentage) (a “Remainder Offer”). If the party receiving the Remainder Offer declines to acquire the remaining portion of the Shared Investment Opportunity that is part of the Remainder Offer, then Service Provider or any of its Affiliates may (in its sole discretion, and without any obligation) pursue such Remainder Offer for its own account or offer such Remainder Offer to any other Person free of any obligations or restrictions under this Agreement. In the event neither Company nor GR Fund IV delivers a Shared Investment Election Notice within the Shared Investment Election Period with respect to any Shared Investment Opportunity, Service Provider or any of its Affiliates may (in its sole discretion, and without any obligation) pursue such Shared Investment Opportunity for its own account or offer such Shared Investment Opportunity to any other Person free of any obligations or restrictions under this Agreement.

(ii) Service Provider shall be responsible for maintaining electronic copies of all Shared Investment Notices and Shared Investment Election Notices delivered under this Agreement during the relevant Audit Period for each Shared Investment Opportunity.

(c) Investment Discretion. Company and GR Fund IV shall have full discretion on whether to participate in each Shared Investment Opportunity. Any decision by the Investment Committees of Company or GR Fund IV to participate or not participate in any Shared Investment Opportunity pursuant to this Section 3.8 shall be entirely the responsibility of Company and GR Fund IV, and, subject to the terms of this Agreement, Service Provider shall not assume any risk, responsibility or expense, or be deemed to have provided any investment advice, in connection therewith. By electing to participate in any Shared Investment Opportunity, Company and GR Fund IV acknowledges (i) it has the business and financial knowledge and experience necessary to evaluate the risks and merit associated with the applicable Shared Investment Opportunity, (ii) it is relying on the advice and judgment of its own Investment Committee with respect to such Shared Investment Opportunity; and (iii) none of Service Provider nor any of its Affiliates shall be deemed by the Parties to provide any brokerage or similar services to Company or GR Fund IV in connection with the offer to participate in such Shared Investment Opportunity. For the avoidance of doubt, nothing in this Section 3.8 shall prohibit or restrict Company or GR Fund IV from selling, transferring or otherwise disposing of any assets acquired by it as part of a Shared Investment Opportunity, and each of Company and GR Fund shall have full discretion over all decisions relating to any sale, transfer or other disposition of its assets.

(d) Shared Investment Period. The obligation of Service Provider under this Section 3.8 shall continue with respect to GR Fund IV until the earlier of (i) the termination of this Agreement and (ii) the expiration or termination of the investment period of GR Fund IV in accordance with the terms of the Organizational Documents of GR Fund IV (such period, the “Shared Investment Period”). Notwithstanding the foregoing sentence, to the extent one or more Subsequent GR Funds are made a party to this Section 3.8 pursuant to Section 3.8(g), subpart (ii) of the definition of Shared Investment Period with respect to any such Subsequent GR Fund shall be interpreted to refer to the expiration or termination of the investment period of such Subsequent GR Fund in accordance with the terms of the Organizational Documents of such Subsequent GR Fund. Following the expiration or termination of the Shared Investment Period, until the expiration or termination of the Term, Service Provider shall make available to Company, mutatis mutandis on the terms and conditions set

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forth in this Section 3.8, all Shared Investment Opportunities as if Company’s Shared Investment Allocation Percentage were 100%.

(e) Acknowledgement. Each of the Parties and GR Fund IV acknowledges that GR Fund IV is a party to this Agreement solely with respect to this Section 3.8 for purposes of exercising its rights to participate in a Shared Investment Opportunity during the Shared Investment Period. Other than with respect to this Section 3.8, GR Fund IV shall have no other rights or obligations under this Agreement. Notwithstanding the foregoing, any breach by Service Provider of its obligations under this Section 3.8 to GR Fund IV or any Subsequent GR Fund with respect to any Shared Investment Opportunity shall not affect, limit or otherwise modify Service Provider’s obligations to Company under this Agreement with respect to such Shared Investment Opportunity.

(f) Shared Costs. To the extent GR Fund IV or any other Affiliate of Service Provider participates in a Shared Investment Opportunity with Company, the Company Group Costs set forth in Section 3.3(b) that are directly related to the Assets of the Shared Investment Opportunity shall be allocated among the participating parties according to the percentage interests in such Assets.

(g) Subsequent GR Funds. The Parties acknowledge that Affiliates of Service Provider may form one or more private funds or other investment vehicles with an investment objective to acquire and hold upstream oil and gas assets (each such private fund or other investment vehicle, a “Subsequent GR Fund”). In connection with the formation of any Subsequent GR Fund, the Parties shall engage in good faith discussions with such Subsequent GR Fund and such Subsequent GR Fund shall be admitted as a party to this Agreement for purposes of Section 3.8, and upon admission of such Subsequent GR Fund as a party to this Section 3.8, the terms of this Section 3.8 that apply to GR Fund IV shall apply mutatis mutandis to any Subsequent GR Fund, subject to any amendments to this Section 3.8 (including the Shared Investment Allocation Percentages with respect to such Subsequent GR Fund) that may be agreed upon by the Parties and such Subsequent GR Fund in connection with its admission. Notwithstanding the foregoing or anything to the contrary, (x) a Subsequent GR Fund shall not be admitted as a party to this Section 3.8 prior to its signing a written joinder to this Agreement and (y) the Shared Investment Allocation Percentage of Company shall never be less than 75%.

(h) Disclosure of Company Opportunities. During the Term, Company shall present all Investment Opportunities that Company sources or otherwise desires to directly or indirectly participate or invest in to Service Provider, and such Investment Opportunities shall be considered a Shared Investment Opportunity and subject to the terms of this Section 3.8. For the avoidance of doubt, during the Term, Company shall not directly or indirectly participate or otherwise invest in an Investment Opportunity without first presenting such Investment Opportunity to Service Provider and, during the Shared Investment Period, to GR Fund IV or any Subsequent GR Fund pursuant to the terms of this Section 3.8. Following the Term, Company shall have no obligation to present any Investment Opportunity to Service Provider, GR Fund IV or any Subsequent GR Fund, and Company and its Subsidiaries may, in the sole discretion of Company and without any obligation, pursue or consummate any such Investment Opportunity for their own respective accounts or offer any such Investment Opportunity to any other Person free of any obligations or restrictions under this Agreement and without any participation by Service Provider, GR Fund IV or any Subsequent GR Fund.

(i) Non-Circumvention. Each Party shall, and shall cause its Affiliates not to, directly or indirectly, enter into an agreement, contract or arrangement with any Person with respect to any Investment Opportunity or take any other action or enter into or cause any Person to enter into any alternative transaction, in each case, with the purpose of circumventing the intent and obligations of the Parties in this Section 3.8. For the avoidance of doubt, each Party shall be responsible for, and shall be in breach of this Agreement in the event of, any breach of this Section 3.8(i) by any of such Party’s Affiliates.

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ARTICLE IV

TERM; TERMINATION

4.1 Term. This Agreement will commence on the Effective Date, and, unless earlier terminated in accordance with Section 4.2, will remain in effect until April 30, 2028 (the “Initial Term”), and shall continue in effect thereafter for consecutive one-year renewal terms (each, a “Renewal Term”), unless terminated at the end of the Initial Term or any Renewal Term (i) by Company by at least ninety (90) days’ prior notice, or (ii) by Service Provider by at least one hundred and twenty (120) days’ prior notice (the period from the Effective Date until the date on which this Agreement terminates, the “Term”).

4.2 Termination. This Agreement may also be terminated as follows:

(a) On or following the second anniversary of the Effective date, on the one hundred and eightieth (180th) day following written notice (a “Termination Notice”) by Company to Service Provider; which Termination Notice may be revoked by Company at any time prior to the ninetieth (90th) day following the delivery of such Termination Notice;

(b) Automatically upon written notice (i) by Company to Service Provider, upon (1) a Change of Control of the Company Group or (2) a sale by the Company Group of all or substantially all of the Assets (directly or indirectly, whether through an asset transaction or an equity transaction and whether through one transaction or a series of transactions), other than any such sale to any of its Affiliates, Subsidiaries, parents, stockholders, members or other interest holders or (ii) by Service Provider to Company, upon (1) a Change of Control of the Company Group or (2) a sale by the Company Group of all or substantially all of the Assets (directly or indirectly, whether through an asset transaction or an equity transaction and whether through one transaction or a series of transactions), other than any such sale to any of its Affiliates, Subsidiaries, parents, stockholders, members or other interest holders;

(c) Automatically upon written notice by Company to Service Provider,

(i) upon a Change of Control of Service Provider;

(ii) upon a Bankruptcy of Service Provider;

(iii) upon the occurrence of a Key Person Event, insofar and only insofar as Company exercises this option to terminate within ninety (90) days of Company becoming aware of the occurrence of such Key Person Event (and failure to exercise within this period shall constitute a waiver by Company of its right to terminate this Agreement under this Section 4.2(c)(iii)); or

(iv) upon the occurrence of any facts or circumstances constituting Malfeasance, to the extent (if curable) the same is not cured within thirty (30) days after delivery by Company to Service Provider or its Affiliates of written notice of such Malfeasance.

(d) Automatically upon written notice by Company to Service Provider, upon a material default or material breach by Service Provider or any of its Affiliates of this Agreement, which has not resulted from the breach by Company Group of any of its obligations under this Agreement, if:

(i) such material default or material breach is capable of being cured, and such material default or material breach is not cured within thirty (30) days after delivery by Company to Service Provider or its Affiliates of written notice of such material default or material breach; or

(ii) such material default or material breach is not capable of being cured.

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(e) Automatically upon written notice by Service Provider to Company, upon a material default or material breach of this Agreement by any member of the Company Group, if (i) such material default or material breach is not cured within thirty (30) days (or ten (10) calendar days in the event of a payment default by Company) after delivery by Service Provider to Company of written notice of such material default or material breach and (ii) such material default or material breach has not resulted from the actions or inactions of Service Provider.

4.3 Effect of Termination. The terms of Section 3.5, Section 3.6, this Section 4.3, Section 4.4, ARTICLE V, ARTICLE VI and Annex A shall survive any termination of this Agreement. The termination of this Agreement shall not relieve either Party of any liability or obligation accruing or that had accrued prior to the Termination Effective Date (including any Service Provider’s right to receive any amounts payable under ARTICLE III that have accrued prior to the date of termination) or deprive a Party not in breach of its rights to any remedy otherwise available to such Party. Upon the Termination Effective Date, to the extent not previously done, Service Provider shall to the extent they may be permissibly assigned, promptly deliver to Company all Company Records and Data.

4.4 Transition Period. Notwithstanding anything to the contrary in this Agreement, in addition to Service Provider’s obligations under Section 4.3, Service Provider shall, during the Transition Services Period, continue to provide Services in accordance with this Agreement, and pursuant to the terms of this Agreement, and upon request from Company will reasonably cooperate with Company in the transition of such Services to the Company Group or a new service provider specified by Company. The “Transition Services Period” shall be the period beginning on the Termination Effective Date and ending on the ninetieth (90th) day after the Termination Effective Date.

4.5 Early Termination Fee. In the event of an Early Termination by Company or Service Provider, in addition to the payment of the Services Fee during the Transition Services Period and all other amounts payable to Service Provider under this Agreement, Company will pay to Service Provider, upon the termination of the Transition Services Period, the lesser of (i) an amount equal to 50% of the Remaining Services Fee or (ii) a lump-sum termination fee equal to Ten Million Dollars ($10,000,000).

ARTICLE V INDEMNITIES

5.1 Service Provider Indemnity. Service Provider hereby agrees to RELEASE, DEFEND, INDEMNIFY AND HOLD HARMLESS Company and the other Company Indemnified Parties from and against any and all Liabilities to the extent arising out of, or relating to the Services, this Agreement or transactions contemplated in this Agreement, solely to the extent such Liabilities are attributable to (a) the gross negligence, willful misconduct, or actual fraud (not constructive or negligent fraud) of Service Provider or (b) any claims by Service Provider’s or its Affiliates’ employees or consultants relating to the terms and conditions of their employment or arrangement with Service Provider or such Affiliate, other than any claims under any written agreement between any such employee or consultant, on the one hand, and any member of the Company Group, on the other hand, regardless of whether such Liabilities in this subpart (b) relate to the Term or to any period prior to the Term, and with regard to the claims and Liabilities described in subparts (a) and (b) above, REGARDLESS OF WHETHER SUCH LIABILITIES ARE THE RESULT OF (IN WHOLE OR IN PART) THE SOLE, ACTIVE, PASSIVE, CONCURRENT OR COMPARATIVE NEGLIGENCE, STRICT LIABILITY, OTHER LEGAL FAULT, LEGAL RESPONSIBILITY, OR THE VIOLATION OF LAW OF OR BY ANY COMPANY INDEMNIFIED PARTIES, SERVICE PROVIDER INDEMNIFIED PARTIES OR ANY THIRD PARTIES; provided, however, that notwithstanding the foregoing, Service Provider shall have no obligation to defend, indemnify, hold harmless or release any Company Indemnified Parties from any Liabilities to the extent such Liabilities arise out of or are related to the gross negligence, willful misconduct, or actual fraud of Company or any Company Indemnified Party. Notwithstanding any other provision of this Agreement, except solely to the extent such Liabilities are attributable to the willful misconduct or actual fraud (not constructive or negligent fraud) of Service Provider, Service Provider shall in no circumstances be liable to the Company

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Indemnified Parties pursuant to this Section 5.1 or otherwise in connection with this Agreement (including, without limitation, in connection with claims related to gross negligence of Service Provider) in excess of the aggregate amount actually received by Service Provider from Company pursuant to Section 3.1 during the Term, REGARDLESS OF WHETHER SUCH LIABILITIES ARE THE RESULT OF (IN WHOLE OR IN PART) THE SOLE, ACTIVE, PASSIVE, CONCURRENT OR COMPARATIVE NEGLIGENCE, STRICT LIABILITY, OTHER LEGAL FAULT, LEGAL RESPONSIBILITY, OR THE VIOLATION OF LAW OF OR BY ANY COMPANY INDEMNIFIED PARTIES, SERVICE PROVIDER INDEMNIFIED PARTIES OR ANY THIRD PARTIES.

5.2 Company Indemnity. Subject to the following sentence, Company, for itself and on behalf of each member of the Company Group, hereby agrees to RELEASE, DEFEND, INDEMNIFY AND HOLD HARMLESS Service Provider and the other Service Provider Indemnified Parties from and against any and all Liabilities arising out of, or relating to the Services, this Agreement or transactions contemplated in this Agreement, except solely to the extent that Company is entitled to an indemnity pursuant to Section 5.1, regardless of whether such Liabilities are in favor of any Third Party or any Company Indemnified Party, Service Provider or any other Service Provider Indemnified Parties, and REGARDLESS OF WHETHER SUCH LIABILITIES ARE THE RESULT OF (IN WHOLE OR IN PART) THE SOLE, ACTIVE, PASSIVE, CONCURRENT OR COMPARATIVE NEGLIGENCE, STRICT LIABILITY, OTHER LEGAL FAULT, LEGAL RESPONSIBILITY, OR THE VIOLATION OF LAW OF OR BY COMPANY, ANY COMPANY INDEMNIFIED PARTIES, SERVICE PROVIDER INDEMNIFIED PARTIES OR ANY THIRD PARTIES. Notwithstanding the foregoing sentence, Company shall have no obligation to defend, indemnify, hold harmless or release any Service Provider Indemnified Party from any Liabilities to the extent (and only to the extent) that Service Provider is obligated to indemnify Company for the same pursuant to Section 5.1 (and with regard to those Liabilities for which Service Provider is obligated to indemnify Company and the other Company Indemnified Parties only up to the aggregate cap or limit described in Section 5.1, then this limitation on Company’s obligation to defend, indemnify, hold harmless or release shall only apply with regard to such Liabilities up to the such cap or limit but shall not apply with regard to such Liabilities in excess of such cap or limit).

5.3 DISCLAIMERS; EXCLUSIVE REMEDY. NOTWITHSTANDING ANY OTHER TERM OF THIS AGREEMENT TO THE CONTRARY, SERVICE PROVIDER MAKES NO OTHER, AND DISCLAIMS ANY OTHER, REPRESENTATIONS AND WARRANTIES, EXPRESS, IMPLIED, OR STATUTORY, WITH RESPECT TO THE SERVICES, OR THE PERFORMANCE OR RESULTS OF THE SERVICES (INCLUDING, WITHOUT LIMITATION, ANY WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE), AND ANY AND ALL SUCH SERVICES ARE OTHERWISE PROVIDED (AND ACCEPTED BY COMPANY) ON AN “AS IS, WHERE IS, WITH ALL FAULTS” BASIS. COMPANY, ON BEHALF OF ITSELF AND ITS AFFILIATES ACKNOWLEDGES AND AGREES THAT SERVICE PROVIDER SHALL HAVE NO LIABILITY TO COMPANY IN CONNECTION WITH ANY DECISIONS MADE OR ACTIONS TAKEN BY COMPANY IN RELIANCE UPON ANY INFORMATION OR ADVICE PROVIDED BY SERVICE PROVIDER UNDER THIS AGREEMENT, SUCH DECISIONS BEING MADE OR ACTIONS TAKEN AT COMPANY’S SOLE RISK. NOTWITHSTANDING ANYTHING STATED IN THIS AGREEMENT TO THE CONTRARY, THE RIGHTS AND REMEDIES SET FORTH IN THIS ARTICLE CONSTITUTE (AND SHALL BE) THE SOLE AND EXCLUSIVE REMEDIES OF COMPANY AND THE OTHER COMPANY INDEMNIFIED PARTIES CONCERNING THE SERVICES, THIS AGREEMENT (INCLUDING, WITHOUT LIMITATION, ANY ACTUAL OR ALLEGED BREACHES OR DEFAULTS OF THIS AGREEMENT) OR TRANSACTIONS CONTEMPLATED IN THIS AGREEMENT.

5.4 Disclaimer of Application of Anti-Indemnity Statutes. THE PARTIES ACKNOWLEDGE AND AGREE THAT THE PROVISIONS OF ANY ANTI-INDEMNITY STATUTE RELATING TO OILFIELD SERVICES AND ASSOCIATED ACTIVITIES SHALL NOT BE APPLICABLE TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

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5.5 Non-Compensatory Damages. NONE OF THE PARTIES (OR THEIR RESPECTIVE INDEMNIFIED PARTY GROUPS) SHALL BE ENTITLED TO RECOVER UNDER THIS AGREEMENT, AND EACH PARTY HEREBY WAIVES (AND TO THE MAXIMUM EXTENT PERMITTED UNDER APPLICABLE LAW, FOR THEMSELVES AND THEIR RESPECTIVE INDEMNIFIED PARTY GROUPS) ANY RIGHT TO RECOVER, ANY SPECIAL, DIRECT, CONSEQUENTIAL, PUNITIVE, EXEMPLARY, REMOTE, OR SPECULATIVE DAMAGES OR DAMAGES FOR LOST PROFITS OF ANY KIND ARISING UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, EXCEPT TO THE EXTENT THAT (A) THE ANY SUCH PARTY SUFFERS SUCH DAMAGES (INCLUDING COSTS OF DEFENSE AND REASONABLE ATTORNEY’S FEES INCURRED IN CONNECTION WITH DEFENDING OF SUCH DAMAGES) TO A THIRD PARTY FOR WHICH A PARTY HAS AGREED TO INDEMNIFY THE OTHER UNDER THE TERMS OF THIS AGREEMENT, WHICH DAMAGES (INCLUDING COSTS OF DEFENSE AND REASONABLE ATTORNEY’S FEES INCURRED IN CONNECTION WITH DEFENDING AGAINST SUCH DAMAGES) SHALL NOT BE EXCLUDED BY THIS PROVISION.

ARTICLE VI

MISCELLANEOUS

6.1 Force Majeure. The obligations of a Party under this Agreement shall be suspended during and to the extent that such Party is prevented due to a Force Majeure Event, except and excluding any obligation to pay money incurred prior to the Force Majeure Event, maintain confidentiality in accordance with this Agreement, or any indemnification obligations of such Party. The Party suffering a Force Majeure Event shall give notice of suspension as soon as reasonably practicable to the other Party stating the date and extent of such suspension and the cause thereof, and shall exercise due diligence to end its inability to perform as promptly as practicable.

6.2 Notices. All notices, requests, demands and communications required or permitted to be given under this Agreement shall be in writing and shall be delivered personally, or sent by overnight courier, or mailed by U.S. Express Mail or by certified or registered United States Mail with all postage fully prepaid, or sent by electronic mail transmission (provided that the acknowledgment of the receipt of such electronic mail is requested and received, excluding automatic receipts, with the receiving Person affirmatively obligated to promptly acknowledge receipt) addressed to Service Provider or Company, as appropriate, at the address for such Person shown below or at such other address as Service Provider or Company shall have theretofore designated by written notice delivered to the other Parties:

If to Service Provider:	Grey Rock Administration, LLC 2911 Turtle Creek Blvd., Suite 1150 Dallas, Texas 75219 Attention: Griffin Perry Email: griffin@grey-rock.com

With a required copy to (which copy shall not constitute notice):	Holland & Knight LLP 1722 Routh Street, Suite 1500 Dallas, Texas 75201 Attention: Jeremiah Mayfield Email: Jeremiah.Mayfield@hklaw.com

If, solely for purposes of Section 3.8, To GR Fund IV:	Grey Rock Management Partners IV, LLC 2911 Turtle Creek Blvd., Suite 1150 Dallas, Texas 75219 Attention: Emily Fuquay Email: emily@grey-rock.com

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With a required copy to (which copy shall not constitute notice):	Holland & Knight LLP 1722 Routh Street, Suite 1500 Dallas, Texas 75201 Attention: Jeremiah Mayfield Email: Jeremiah.Mayfield@hklaw.com

If to Company:	Granite Ridge Resources, Inc. 2911 Turtle Creek Blvd., Suite 1150 Dallas, Texas 75219 Attention: Luke Brandenberg Email: luke@grey-rock.com

With a required copy to (which copy shall not constitute notice):	Kirkland & Ellis LLP 4550 Travis Street Dallas, TX 75205 Attention: Thomas K. Laughlin, P.C. E-mail: thomas.laughlin@kirkland.com

Any notice given in accordance with this Agreement shall be deemed to have been given only when delivered to the addressee in person, or by courier, during normal business hours on a Business Day (or if delivered or transmitted after normal business hours on a Business Day or on a day other than a Business Day, then on the next Business Day), or upon actual receipt by the addressee during normal business hours on a Business Day after such notice has either been delivered to an overnight courier or deposited in the United States Mail, as the case may be (or if delivered after normal business hours on a Business Day or on a day other than a Business Day, then on the next Business Day). Service Provider or Company may change the address to which such communications are to be addressed by giving written notice to the other Party in the manner provided in this Section 6.2.

6.3 Governing Law. THIS AGREEMENT AND ANY CLAIM, CONTROVERSY, OR DISPUTE ARISING UNDER OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE RIGHTS, DUTIES, AND RELATIONSHIP OF THE PARTIES HERETO AND THERETO, SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS, EXCLUDING ANY CONFLICTS OF LAW RULE OR PRINCIPLE THAT MIGHT REFER CONSTRUCTION OF PROVISIONS TO THE LAWS OF ANOTHER JURISDICTION.

6.4 Consent to Jurisdiction. EACH PARTY IRREVOCABLY CONSENTS AND AGREES THAT ANY ACTION, PROCEEDING, OR OTHER LITIGATION BY OR AGAINST ANY OTHER PARTY OR PARTIES WITH RESPECT TO ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, SHALL BE BROUGHT AND TRIED EXCLUSIVELY IN THE FEDERAL OR STATE COURTS LOCATED IN DALLAS, TEXAS, AND ANY SUCH LEGAL ACTION OR PROCEEDING MAY BE REMOVED TO THE AFORESAID COURTS. BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH PARTY ACCEPTS, FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS. EACH PARTY HEREBY IRREVOCABLY WAIVES (A) ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE WITH RESPECT ANY SUCH ACTION, PROCEEDING, OR LITIGATION ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY BROUGHT IN THE AFORESAID COURTS, AND (B) ANY RIGHT TO STAY OR DISMISS ANY SUCH ACTION, PROCEEDING, OR LITIGATION BROUGHT BEFORE THE AFORESAID COURTS ON THE BASIS OF FORUM NON-CONVENIENS.

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6.5 Waiver of Jury Trial. TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, EACH PARTY HEREBY WAIVES ITS RIGHTS TO A TRIAL BY JURY WITH RESPECT TO ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY A PARTY AGAINST THE OTHER PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIM, OR OTHERWISE. EACH PARTY HEREBY AGREES THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION 6.5 AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCE ABILITY OF THIS AGREEMENT, OR ANY PROVISION OF THIS AGREEMENT. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS, OR MODIFICATIONS TO THIS AGREEMENT. EACH PARTY ACKNOWLEDGES THAT THE FOREGOING WAIVER CONSTITUTES A MATERIAL CONSIDERATION FOR THE OTHER PARTY EXECUTING THIS AGREEMENT.

6.6 Waiver; Rights Cumulative. Any of the terms, covenants, representations, warranties or conditions of this Agreement may be waived only by a written instrument executed by or on behalf of the Party waiving compliance. No course of dealing on the part of Service Provider and Company, or their respective officers, employees, agents or representatives or any failure by Service Provider and Company to exercise any of its rights under this Agreement shall operate as a waiver thereof or affect in any way the right of such Person at a later time to enforce the performance of such provision. No waiver by Service Provider and Company of any condition or any breach of any term, covenant, representation or warranty contained in this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such condition or breach or a waiver of any other condition or of any breach of any other term, covenant, representation or warranty. The rights of Service Provider and Company under this Agreement shall be cumulative, and the exercise or partial exercise of any such right shall not preclude the exercise of any other right.

6.7 Entire Agreement. This Agreement (including the annexes and exhibits attached hereto) constitutes the complete and exclusive statement of agreement between, and supersedes all prior written and oral agreements or statements by and between, the Parties with respect to the subject matter of this Agreement. No representation, promise, inducement, statement or intention, condition or warranty has been made by or on behalf of such Party that is not set forth in this Agreement or the documents referred to in this Agreement.

6.8 Amendment. Subject to Section 2.13(c), this Agreement may not be amended or modified except by a written instrument specifically referring to this Agreement and executed by all of the Parties.

6.9 Parties in Interest. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any Person other than Company and Service Provider and their respective successors and permitted assigns, or the Company Indemnified Parties and Service Provider Indemnified Parties (but only to the extent set out in Section 5.1 and Section 5.2, respectively), any rights, remedies, obligations or liabilities under or by reason of this Agreement. Notwithstanding the foregoing, only a Party and its respective successors and permitted assigns will have the right to enforce the provisions of this Agreement on its own behalf or on behalf of any Company Indemnified Party or Service Provider Indemnified Party (but shall not be obligated to do so).

6.10 Successors and Permitted Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their successors and permitted assigns.

6.11 Assignment. Neither Party may assign, delegate or transfer (by merger, operation of Law or otherwise) its respective rights or delegate its respective obligations under this Agreement without the express prior written consent of the other Party. Notwithstanding the foregoing, Service Provider may assign its rights and delegate its

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obligations under this Agreement, in whole or in part, to an Affiliate without the prior written consent of Company. Any such permitted assignment shall not relieve Service Provider of its obligations under this Agreement. Any purported assignment, delegation, or transfer in contravention of this Section 6.11 shall be void and unenforceable. The foregoing provisions of this Section 6.11 are not intended to prohibit or restrict Service Provider from engaging subcontractors or Affiliates to perform some or all of the Services in accordance with this Agreement but Service Provider shall remain fully responsible and liable for performance of any such Services as if such subcontracted activities had been performed directly by Service Provider.

6.12 Further Assurances. In connection with this Agreement and the transactions contemplated hereby, each Party shall execute and deliver all such future instruments and take such other further action as may be reasonably necessary or appropriate to carry out the provisions of this Agreement and the intention of the Parties as expressed in this Agreement.

6.13 Severability. If any term or provision of this Agreement is determined to be invalid, illegal, or incapable of being enforced by any rule of Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect. Upon a determination that any term or provision is invalid, illegal, or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

6.14 No Recourse. For the avoidance of doubt, the provisions of this Agreement shall not give rise to any right of recourse against any current or former stockholder, member, partner, owner, director, manager, officer, employee, agent or representative of Service Provider or of Company.

6.15 Interpretation. All references in this Agreement to Articles, Sections, subsections and other subdivisions refer to the corresponding Articles, Sections, subsections and other subdivisions of or to this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections and other subdivisions of this Agreement are for convenience only, do not constitute any part of this Agreement, and shall be disregarded in construing the language of this Agreement. The words “this Agreement”, “herein”, “hereby”, “hereunder” and “hereof”, and words of similar import, refer to this Agreement as a whole and not to any particular Article, Section, subsection or other subdivision unless expressly so limited. The words “this Article”, “this Section”, and “this subsection”, and words of similar import, refer only to the Article, Section or subsection of this Agreement in which such words occur. The word “including” (in its various forms) means “including without limitation”. All references to “$” or “dollars” shall be deemed references to United States dollars. Each accounting term not defined in this Agreement will have the meaning given to it under GAAP. Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender, and words, terms and titles (including terms defined in this Agreement) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires. References to any Law or agreement shall mean such Law or agreement as it may be amended from time to time.

6.16 Proprietary Information. The Parties agree that the Proprietary Information listed on Exhibit D attached hereto as being Proprietary Information of Company or Service Provider, as the case may be, shall be owned or deemed owned by such Party for all purposes. Subject to the foregoing, the Parties acknowledge that all Proprietary Information provided or created by Service Provider in rendering the Services (or rendering Services in respect of the Assets prior to the Effective Date) is and shall be the sole and exclusive property of Company.

6.17 Confidentiality. Except as specifically provided in this Agreement, the Parties agree that any and all information that is not otherwise publicly available (“Confidential Information”) communicated by one Party or its employees or representatives (the “Disclosing Party”) to the other Party or its employees or representatives (the “Receiving Party”), whether disclosed before or after the Effective Date, (a) shall be treated as confidential, proprietary, and trade secret information of Disclosing Party, (b) shall be held in strict confidence by the Receiving Party, (c) shall be used only for purposes of this Agreement by the Receiving Party, and (d) that no

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Confidential Information, including the provisions of this Agreement and the Proprietary Information, shall be disclosed by the Receiving Party, its Affiliates, Subsidiaries or contractors, and each of their respective directors, managers, officers, employees, consultants, agents, or representatives (“Representatives”), without the prior written consent of the Receiving Party. The Receiving Party shall limit access to the Disclosing Party’s Confidential Information to only those of its Representatives that are bound by obligations that are substantially similar to those contained in this Section 6.17. The Receiving Party shall safeguard Confidential Information with at least the same degree of care (which shall always be at least a reasonable amount of care) that it uses to safeguard its own confidential, proprietary, and trade secret information of a similar nature. This Section 6.17 shall not apply to information (i) which is in the public domain (other than through its unauthorized disclosure by Receiving Party or its Representatives), (ii) which the Receiving Party legitimately had in its possession prior to receiving it from the Disclosing Party, (iii) which the Receiving Party legitimately obtained from a Third Party who rightfully acquired such information, or (iv) which the Receiving Party independently developed without reference to the information received from the Disclosing Party. If the Receiving Party must disclose any Confidential Information pursuant to applicable Law or regulator or by operation of Law, the Receiving Party may disclose only such minimum Confidential Information as is legally required following the Receiving Party providing reasonable advance notice to the Disclosing Party of such requirement and a reasonable opportunity to object to such disclosure at the Disclosing Party’s sole expense. In any event, the Receiving Party shall be fully liable for any breach of this Agreement by its Representatives and agrees, at its sole expense, to take all reasonable measures to restrain its Representatives from any prohibited or unauthorized disclosure or use of the Disclosing Party’s Confidential Information. This Section 6.17 shall survive the termination of this Agreement for a period of two (2) years. Each Party acknowledges that the unauthorized disclosure or use of Confidential Information could cause irreparable harm and significant injury, the precise measure of which would be difficult to ascertain. Accordingly, each Party will be entitled to seek specific performance and injunctive or other equitable relief, without bond, as a remedy for any such breach or threatened breach by the other Party, in addition to all other rights and remedies that Company may have. Notwithstanding anything contained in this Section 6.17 to the contrary, information constituting Confidential Information of Company shall be treated in accordance with clauses (a)-(d) above regardless of whether such information was in the possession or control of Service Provider prior to the Effective Date, except to the extent otherwise provided in Exhibit F attached hereto.

6.18 Preparation of this Agreement. The Parties have read this Agreement and have voluntarily executed this Agreement. Each Party has had substantial input into the drafting and preparation of this Agreement and has had the opportunity to exercise business discretion in relation to the negotiation of the details of this Agreement. This Agreement is the result of arm’s-length negotiations from equal bargaining positions. This Agreement shall not be construed against either Party, and no consideration shall be given or presumption made on the basis of who drafted this Agreement or any particular provision of this Agreement or who supplied the form of Agreement.

6.19 Counterparts. This Agreement may be executed by each Party in any number of counterparts, and each such counterpart of this Agreement shall be deemed to be an original instrument, and all of such counterparts shall constitute for all purposes one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or other electronic imaging means (including by .pdf) shall be effective as delivery of a manually executed counterpart of this Agreement.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives as of the date and year first above written.

SERVICE PROVIDER:

GREY ROCK ADMINISTRATION, LLC

By:
Name: Griffin Perry Title: Manager

COMPANY:

GRANITE RIDGE RESOURCES, INC.
By:
Name: Title:

Executing this Agreement solely for purposes of Section 3.8:

GR FUND IV:

GREY ROCK ENERGY FUND IV-A, LP
BY: GREY ROCK ENERGY PARTNERS GP IV-A, L.P., its general partner
By: GREP GP IV Holdings, LLC, its general partner
By: Grey Rock Energy Partners GP IV, L.P., its sole member
By: GREP GP IV, LLC, its general partner

By:
Name: Griffin Andrew Perry
Title: Manager

Signature Page

to Management Services Agreement

GREY ROCK ENERGY FUND IV-B, LP
BY: GREY ROCK ENERGY PARTNERS GP IV-B, L.P., its general partner
By: GREP GP IV Holdings, LLC, its general partner
By: Grey Rock Energy Partners GP IV, L.P., its sole member
By: GREP GP IV, LLC, its general partner

By:
Name:	Griffin Andrew Perry
Title:	Manager

GREY ROCK ENERGY FUND IV-B HOLDINGS, LP
BY: GREY ROCK ENERGY PARTNERS GP IV-B, L.P., its general partner
By: GREP GP IV Holdings, LLC, its general partner
By: Grey Rock Energy Partners GP IV, L.P., its sole member
By: GREP GP IV, LLC, its general partner

By:
Name:	Griffin Andrew Perry
Title:	Manager

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ANNEX A

DEFINITIONS

“40 Act” is defined in Section 2.11(d).

“Accounting Quarter” means, with respect to each calendar quarter in which a Quarterly Statement is delivered under Section 3.2, the calendar quarter that immediately precedes the calendar quarter in which such Quarterly Statement is to be delivered under Section 3.2.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such Person. The term “control” and its derivatives with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or partnership or other ownership interests, by contract or otherwise. Notwithstanding the foregoing, for purposes of this Agreement, neither Company nor any of its Subsidiaries shall be an Affiliate of Service Provider or any of its Affiliates, and neither Service Provider nor any of its Affiliates shall be an Affiliate of Company or any of its Subsidiaries.

“Agreed Rate” means the United States prime rate as published in the “Money Rates” section of The Wall Street Journal, plus 300 basis points.

“Agreement” is defined in the preamble.

“Asset Taxes” means ad valorem, property, excise, severance, production, sales, use and similar taxes based upon the operation or ownership of the Assets or the production of Hydrocarbons or the receipt of proceeds therefrom, but excluding, for the avoidance of doubt, (x) any income, capital gain, franchise and similar taxes and (y) any transfer, sales, use and similar taxes incurred or imposed with respect to the transfer of any of the Assets.

“Assets” means (a) the Oil and Gas Leases (as defined in the BCA) and Oil and Gas Properties (as defined in the BCA) and (b) any additional oil, gas and other Hydrocarbon assets and/or other assets and properties acquired by Company or any of its Subsidiaries.

“Audit Period” is defined in Section 3.5(a).

“Bankruptcy” means, with respect to any Person: (a) the filing by such Person of a voluntary petition seeking liquidation, reorganization, arrangement or readjustment, in any form, of its debts under the United States Bankruptcy Code (or corresponding provisions of future Laws) or any other insolvency Law, or a Person’s filing an answer consenting to or acquiescing in any such petition; (b) the making by such Person of any assignment for the benefit of its creditors or the admission by a Person of its inability to pay its debts as they mature; or (c) the expiration of 120 days after the filing of an involuntary petition under the United States Bankruptcy Code (or corresponding provisions of future Laws) seeking an application for the appointment of a receiver for the assets of such Person, or an involuntary petition seeking liquidation, reorganization, arrangement or readjustment of its debts under any other insolvency Law, unless the same shall have been vacated, set aside or stayed within such 120-day period.

“BCA” is defined in the Recitals.

“Burdens” means royalties, overriding royalties, production payments, carried interests, net profits interests, reversionary interests, back-in interests and other burdens upon, measured by or payable out of production.

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“Business Day” means a day other than a Saturday, Sunday or a day on which commercial banks in Dallas, Texas are authorized or required by applicable Law to be closed for business.

“Change of Control” means, (a) with respect to Service Provider, any direct or indirect change of control of Service Provider (whether through merger, sale of shares or other equity interests, or otherwise), resulting in a direct or indirect change of least 50% or more of the combined voting power of Service Provider’s then outstanding securities (or other ownership interests), through a single transaction or series of related transactions, from one or more transferors to one or more transferees; and (b) with respect to Company a “Change of Control” shall be deemed to have occurred if, after the Effective Date, (i) the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of securities representing more than 50% of the combined voting power of Company is acquired by any “person” as defined in sections 13(d) and 14(d) of the Exchange Act (other than Company, any subsidiary of Company, or any trustee or other fiduciary holding securities under an employee benefit plan of Company), (ii) the merger or consolidation of Company with or into another corporation where the shareholders of Company, immediately prior to the consolidation or merger, would not, immediately after the consolidation or merger, beneficially own (as such term is defined in Rule 13d-3 under the Exchange Act), directly or indirectly, shares representing in the aggregate 50% or more of the combined voting power of the securities of the corporation issuing cash or securities in the consolidation or merger (or of its ultimate parent corporation, if any) in substantially the same proportion as their ownership of Company immediately prior to such merger or consolidation, or (iii) the sale or other disposition of all or substantially all of Company’s assets to an entity, other than a sale or disposition by Company of all or substantially all of Company’s assets to an entity, at least 50% of the combined voting power of the voting securities of which are owned directly or indirectly by shareholders of Company, immediately prior to the sale or disposition, in substantially the same proportion as their ownership of Company immediately prior to such sale or disposition. Notwithstanding any provision to the contrary in this Agreement, a “Change of Control” shall not be deemed to have occurred if any securities of a Person or any or all of its assets are transferred or distributed to any of its Affiliates, Subsidiaries, parents, stockholders, members or other interest holders.

“Company” is defined in the preamble.

“Company Common Stock” means the common stock of Company, par value $0.0001 per share.

“Company Group” means Company and its Subsidiaries.

“Company Group Costs” is defined in Section 3.3.

“Company Indemnified Parties” means Company and its Affiliates and its and their contractors and subcontractors (other than Service Provider), and its and their employees, officers, directors, shareholders, partners, owners, members, managers, agents and representatives.

“Company Records and Data” means (i) all records, books, accounts, files, and other information in any way relating to the Assets, including all such records, books, accounts and files maintained in computer-sensible form, whether on magnetic tape, disks, or other storage media, together with the computer software and programs required to enter, delete, read, manipulate, revise, append, transfer, communicate, and/or print data therein, and including all title and contract files, legal files, well files, accounting records, billings, invoices, statements, receipts, logs, tank tables, daily gauge and run tickets, logs, seismological sections, correspondence, interpretations, reserve reports and other reports, and other data, information, and instruments in any way relating to the Assets; and (ii) all data and information contained in any of the records, books, accounts, files, and/or materials described above.

“Confidential Information” is defined in Section 6.17.

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“Contract” means any written or oral: contract; agreement; agreement regarding indebtedness; indenture; debenture; note, bond or loan; collective bargaining agreement; mortgage; license agreement; farmin or farmout agreement; participation, exploration or development agreement; crude oil, condensate or gas purchase and sale, gathering, processing, transportation or marketing agreement; operating agreement; balancing agreement; unitization agreement; facilities or equipment lease; production handling agreement; or other similar contract, but in each case specifically excluding, however, any Lease, right-of-way, permit or other instrument (other than acquisition or similar sales or purchase agreements) creating, evidencing or assigning any interest in any Asset that constitutes real property or any other property related to or used or held for use in connection with the ownership or operation of any Asset.

“Designated Employees” means the employees of Service Provider who provide Services to the Company Group and includes any replacements of any Designated Employees made in accordance with Section.

“Disclosing Party” is defined in Section 6.17.

“Early Termination” means any termination of this Agreement (a) by Company pursuant to Section 4.2(a) or 4.2(b)(i) (x) prior to the end of the Initial Term or (y) if terminated during a Renewal Term, if less than ninety (90) days written notice is given by Company or (b) by Service Provider pursuant to Section 4.2(e).

“Effective Date” is defined in the preamble.

“Excluded Services” is defined in Section 2.2(c).

“Force Majeure Event” means any event not reasonably within the control of the Party claiming the force majeure, including the following to the extent such events are not reasonably within the control of the Party claiming the force majeure: a failure of performance by any Third Party, act of God, act of the public enemy, war, blockage, public riot, act of terrorism, act of nature, explosion, politically motivated or otherwise widespread strikes, suspensions, interruptions, work slow-downs or labor disruptions, governmental action (including changes in Laws or policies with the effect of Law or, in each case, the enforcement thereof), governmental delay or restraint (including with respect to the issuance of permits) and epidemics or pandemics (and the government response to such epidemics or pandemics).

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means any federal, state, local, municipal, tribal or other government; any governmental, regulatory or administrative agency, commission, body or other authority exercising or entitled to exercise any administrative, executive, judicial, legislative, regulatory or taxing authority or power; and any court or governmental tribunal, including any tribal authority having or asserting jurisdiction.

“GR Fund IV” is defined in the preamble.

“Hydrocarbons” means oil, gas, condensate and other gaseous and liquid hydrocarbons or any combination thereof.

“Independent Director” means a member of Company’s board of directors who is “independent” in accordance with the rules of the applicable National Securities Exchange and otherwise disinterested with respect to the specific matter and has no direct or indirect material relationship with Service Provider and its Affiliates, including that would interfere with the exercise of independent judgment by such director, as determined by the Independent Directors.

“Initial Term” is defined in Section 4.1.

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“Investment Committees” means (i) with respect to Company, the individuals designated below Company’s name on Exhibit E attached hereto, as the same may be updated by Company in its sole discretion, and (ii) with respect to GR Fund IV, the individuals designated below GR Fund IV’s name on Exhibit E attached hereto, as the same may be updated by GR Fund IV in its sole discretion.

“Investment Opportunity” means any potential direct or indirect acquisition of, or investment in, any operated or non-operated oil, gas or other Hydrocarbon assets in North America (including any oil and gas leases or interests and mineral fee interests, royalty interests, overriding royalty interests, net profits interests, wells, or any other interests in Hydrocarbons, or options to acquire the same (whether through option agreements, farmout agreements, participation agreement, purchase agreements or other agreements) in, under, covering or that may be produced and saved from, lands located in North America), but expressly excluding any gathering systems or other midstream or downstream assets.

“Key Person Event” means not less than two (2) of the Key Persons is no longer devoting the primary portion of their business time to Service Provider or any of its Affiliates, which, for purposes of this definition, shall expressly include, without limitation, GR Fund IV, any Subsequent GR Funds and any other private funds or other investment vehicles (whether or not any such private funds or investment vehicles has as its investment objective the acquisition of oil and gas assets) to which Service Provider or any of its Affiliates provides management or administrative services.

“Key Persons” means such persons identified on Schedule A.

“Laws” means any applicable constitution, decree, resolution, law, statute, act, ordinance, rule, directive, order, treaty, code or regulation and any injunction or final non-appealable judgment or any interpretation of the foregoing, as enacted, issued or promulgated by any Governmental Authority.

“Leases” means all oil and gas and/or other Hydrocarbon leases, subleases and other leases, fee mineral interests, royalty interests, overriding royalty interests, net profits interests, carried interests, reversionary interests, or other similar interests owned by the Company Group, together with any and all other right, title and interest of the Company Group in and to the leasehold estates and other interests created thereby, and all other rights therein and the lands covered thereby or pooled or unitized therewith, subject to the terms, conditions, covenants and obligations set forth in such leases or interests, and all other interests of the Company Group of any kind or character in such leases (including, for the avoidance of doubt the Oil and Gas Leases as defined in the BCA).

“Liabilities” means any and all (a) claims, including those for property damage, pollution (including response costs, remediation costs, environmental damage and damages to natural resources), bodily injury, personal injury, illness, disease, maintenance, cure, loss of parental or spousal consortium, wrongful death, loss of support, death, and wrongful termination of employment, and (b) damages, liabilities, losses, demands, liens, encumbrances, fines, penalties, causes of action of any kind (including actions in rem or in personam), obligations, costs, judgments, interest and awards (including payment of attorneys’ fees and costs of litigation and investigation costs) and amounts, of any kind or character, (in each case) whether arising in connection with judicial proceedings, administrative proceedings or otherwise.

“Malfeasance” means: insofar and only insofar as any of the following either (1) has resulted in or would reasonably be expected to result in material damage or harm to Company as a direct result thereof, or (2) would prevent or materially hinder Service Provider’s ability to perform the Services under this Agreement: (i) with respect to Service Provider, any act or omission by it or its Affiliates or its or their officers, directors, partners, members, managers, employees or personnel that constitutes actual fraud (not constructive or negligent fraud), willful misconduct, or gross negligence and (ii) with respect to any Designated Employee, (A) commission by such Designated Employee of theft, embezzlement, or any other act of material dishonesty relating to the Company Group, (B) the criminal indictment or conviction of any Designated Employee of, or if a Designated

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Employee pleads guilty or nolo contendere to, or commits, a felony or any lesser crime having as its predicate element actual fraud or misappropriation relating to the Company Group, or (C) except to the extent such receipt, handling or disbursement of Company Group’s funds has been approved or consented to by Company, Company Group, or Company’s chief executive officer or chief financial officer, the failure to take a reasonable and high degree of care and security in connection with exercising or supervising, on behalf of Service Provider, Service Provider’s responsibilities under this Agreement relating to receipt, handling or disbursement of Company Group’s funds.

“Material Acquisition” means an acquisition (whether direct or indirect) of Assets by any member of the Company Group of the type that would require disclosure by Company under Item 2.01 of Form 8-K.

“National Securities Exchange” means any national securities exchange or nationally recognized automated quotation system on which the shares of the Company Common Stock are listed, traded, exchanged or quoted.

“Party” and “Parties” are defined in the preamble.

“Person” means any individual, firm, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, Governmental Authority or any other entity.

“Privileged Materials” is defined in Section 2.14.

“Proprietary Information” means any patent, copyright and other intellectual property rights in the methodologies, processes, models, strategic plans and other information about the disclosing Party’s business, industry, products and services, practices, plans, specifications, operation methods, pricing, costs, techniques, manuals, know-how and other intellectual property, in written, oral or other tangible form, provided by one Party to another Party or its Representative.

“Quarterly Services Fee” is defined in Section 3.1.

“Quarterly Statement” is defined in Section 3.2(a).

“Receiving Party” is defined in Section 6.17.

“Reimbursable Costs” is defined in Section 3.1.

“Remainder Offer” is defined in Section 3.8(b)(i).

“Remaining Services Fee” means the amount of any unpaid Service Fees applicable to the remainder of the Term (which, for the avoidance of doubt, will include the following Renewal Term in the event of an Early Termination under subpart (a)(x) of such definition) as of the date of the termination of this Agreement, calculated as the product obtained by multiplying the amount calculated in subpart (i) below by the amount calculated in subpart (ii) below:

(i) the quotient obtained by dividing (A) $10,000,000, by (B) 365,

multiplied by

(ii) the number of calendar days between (and counting) (A) the Termination Effective Date and (B) to (and counting) April 30, 2028 (or if applicable, the later date that is the last day of the applicable Renewal Term).

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As examples, (A) if the Termination Effective Date relating to an Early Termination is December 16, 2026, then the Remaining Services Fee would be $13,753,424.70 (i.e., $10,000,000/365, or $27,397.26 multiplied by 502 calendar days), and the amount to be paid by Company under Section 4.5 would be $6,876,712.33; and (B) if the Termination Effective Date relating to an Early Termination Fee is December 16, 2025, then the Remaining Services Fee would be $23,753,424.62 (i.e., $10,000,000/365, or $27,397.26 multiplied by 867 calendar days), and the amount to be paid by Company under Section 4.5 would be $10,000,000.

“Renewal Term” is defined in Section 4.1.

“Representatives” is defined in Section 6.17.

“SEC” means the United States Securities and Exchange Commission.

“Sellers” is defined in the Recitals.

“Service Provider” is defined in the preamble.

“Service Provider Indemnified Parties” means Service Provider and its Affiliates and its and their contractors and subcontractors, and its and their employees, officers, directors, shareholders, partners, owners, members, managers, agents and representatives.

“Service Provider Standards” is defined in Section 2.11(a).

“Services” is defined in Section 2.2(a).

“Services Fee” is defined in Section 3.1.

“Shared Investment Allocation Percentages” means, (i) with respect to Company, seventy-five percent (75%), and (ii) with respect to GR Fund IV, twenty-five percent (25%).

“Shared Investment Election Notice” is defined in Section 3.8(b)(i).

“Shared Investment Notice” is defined in Section 3.8(b)(i).

“Shared Investment Opportunity” means an Investment Opportunity that is sourced by Service Provider, Company, or any of their respective Affiliates or that GR Fund IV or any Subsequent GR Fund otherwise desires to participate in.

“Shared Investment Period” is defined in Section 3.8(d).

“Subsequent GR Fund” is defined in Section 3.8(g).

“Subsidiary” means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person, or a combination thereof, or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person (without regard to the occurrence of any contingency).

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“Technology Threshold” means $267,000.

“Term” is defined in Section 4.1.

“Termination Effective Date” means the date on which this Agreement terminates in accordance with Section 4.1 or Section 4.2.

“Termination Notice” is defined in Section 4.2(a).

“Third Party” means a Person other than Service Provider and its Affiliates and any Person in the Company Group.

“Transition Services Period” is defined in Section 4.4.

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Exhibit A

SERVICES

“Services” shall include general management, administrative and operating services and include, collectively, the Management Services and the Assets Services. At all times, Service Provider’s provision of the Services will be subject to the terms of this Agreement.

The “Management Services” include, but are not limited to, the following:

1. General. Service Provider will (a) execute and carry out any lawful decisions or courses of action with respect to the Services that have been approved by Company in writing, (b) maintain Company Records and Data for accounting, tax, regulatory, SEC reporting, compliance reporting requirements under any Contract, and for such other matters as are generally necessary for the conduct of the business of Company as owner of the Assets, (c) assist and support Company in general planning, investment and budgeting activities, and (d) coordinate and manage Company’s applicable reporting requirements for regulatory, tax, environmental or local compliance purposes.

2. Overhead Services. Service Provider will provide all general and administrative overhead services required for Company to conduct its business and operations including with respect to owning and maintaining the Assets, participating as a non-operating working interest owner in operations and as an overriding royalty interest owner with respect to the Assets as applicable.

3. Management. Service Provider will provide services in respect of the general management of the business of the Company Group, including, (a) services necessary to satisfy Company’s contractual obligations and obligations under applicable Law, (b) assisting Company and the Chief Financial Officer of Company with managing and overseeing the services of third party service providers including third party accounting and engineering firms, and (c) services necessary to (i) administer, perform and comply with all covenants contained in the Leases and Contracts relating to the Assets, and (ii) enforce or cause Company to enforce (or assist or cause Company to assist in enforcing) Company’s rights against counterparties under any applicable Leases or Contracts, including enforcing any such rights in respect of a breach of representations, warranties and/or obligations, in each case, as may be appropriate in the reasonable discretion of Service Provider in connection with the performance of the Services and under the applicable Leases and Contracts or as reasonably directed by Company, and administer, perform and comply with any and all other acts and responsibilities delegated to Service Provider under this Agreement, in each case in accordance with the Service Provider Standards.

4. Tax, Financial and Accounting Services. Service Provider will, under the supervision of the Chief Executive Officer and Chief Financial Officer of Company, (a) administer the tax, financial, treasury, risk management (including commodity hedging), internal audit and accounting affairs of Company (including performing processing, administration of joint interest billings and lease operating expenditures, record keeping, administration of accounts and other routine service functions) and maintenance of appropriate computer services to perform such functions; (b) maintain the tax, financial and accounting records of Company; (c) supervise and oversee financial and tax reporting (including preparation and distribution of financial statements, notices and reports (including reports to Governmental Authorities and Contract counterparties)) relating to the business of the Company Group and the Assets; (d) prepare all reports reasonably requested by the executive officers of Company for the board of directors of Company; (e) assisting Company with communications, on Company’s behalf, with the holders of any of Company’s equity or debt securities as required to satisfy the reporting and other requirements of any Governmental Authorities or trading markets and to maintain effective relations with such holders; and (f) perform such other tax, financial and accounting services for Company as Company may reasonably request.

5. Maintenance of Company Records and Data. Service Provider shall maintain on behalf of the Company Group all Company Records and Data. All Company Records and Data maintained in electronic form shall be logically separate from all electronic records and data of Service Provider and its Affiliates.

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6. Third Party Services. Service Provider will (a) engage and manage outside legal, accounting and tax services for Company including, at Company’s expense, engaging professionals to provide the Company Group with legal, accounting or tax counseling or recordkeeping services in relation to the business of the Company Group, and at Company’s expense and subject to Section 2.2(c) of this Agreement, initiating, maintaining, investigating, participating, defending, and settling any claims, actions or proceedings to which any member of the Company Group is a party or which involve the business of the Company Group; (b) engage and manage engineering, operations and other technical consulting services as are required in connection with the business of the Company Group; (c) provide (or cause to be provided) information technology services that are necessary for the Company Group to perform and otherwise complete its business activities, including services for (i) management and maintenance of computer networks and databases, technology systems, phone networks and plans, (ii) the development and implementation of plans and standards relating to information technology and procurement, (iii) the development and implementation of security policies and systems for the computer databases and technology systems of the Company Group, and (iv) the procurement and acquisition of any other information technology services requested by Company; and (d) engage, manage and oversee contract landmen, brokers and title attorneys to evaluate, determine, and if necessary, clear title to lands associated with the wells and acreage comprising the Assets.

7. Acquisition, Financing and Business Development Activities. Service Provider will support and undertake certain acquisition, financing, hedging and marketing and business development activities on behalf of the Company Group, including (a) with the approval of Company, pursuing, structuring, negotiating, and acquiring investments in additional Assets; (b) assisting Company in developing criteria for financing that is specifically tailored to Company’s investment objectives; (c) advising Company with respect to obtaining appropriate financing for Company’s investments; (d) attending and participating in oil and gas conferences, expos, seminars and other A&D-focused activities, in each case, such activities to be similar in scope with those provided by Service Provider prior to the Effective Date.

8. Sale Preparation; Marketing Efforts. At Company’s request, Service Provider will take such actions to prepare (and arrange for) all or any portion of the Assets to be sold or otherwise disposed of and otherwise manage and administer the sale or divestiture of any Asset(s), in each case as required or permitted under the Leases and applicable Contracts.

9. Contract Administration. Negotiate, administer and terminate Leases and Contracts, by and on behalf of Company, in the ordinary course of business. All such Leases and Contracts will be executed by Company or another member of the Company Group.

The “Asset Services” include, but are not limited to, the following:

1. Land Services. Service Provider shall provide all necessary land related, lease, division order and land administration services with respect to the Assets owned by the Company Group in the normal course of business, including the following (in each case, in the normal course of business):

(a)

review, analyze, respond to and perform all tasks related to the analysis of, and election to participate in, any well workover, recompletion, well-stimulation re-frac, or similar operations on the Assets;

(b)	administer, maintain and update all land records, Contracts and databases related to the Assets;

(c)	administer, maintain and update all Leases, operating agreements, and other Contracts related to the Assets;

(d)	administer, maintain and update all accounts, reports, databases and records associated with compulsory pooled interests related to the Assets;

(e)	verify and process all material internal and external division orders and transfer orders;

(f)	interface with operators and other non-operators who jointly own the Assets;

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(g)	maintain all material land, Contract, division of interest, Lease files, and other files relating to the land administration functions; and

(h)

pay and discharge, on behalf of Company Group and as a Company Group Cost, any member of Company Group’s share of all expenses incurred under operating agreements, arrange for the timely and proper payment of Asset Taxes to any Governmental Authorities, make timely payment to royalty owners and third party working interest owners, and pay and discharge, on behalf of Company Group and as a Company Group Cost, all other liabilities related to the Assets.

2. Information. Service Provider will maintain the following data and reports received by Service Provider or any member of the Company Group from the applicable operator with respect to the Assets:

(a)	copies of all well logs and surveys furnished by the operator(s) of the Assets (to the extent provided to the Company Group or to the extent newly drilled);

(b)	regular drilling, workover or similar operations reports furnished by the operator(s) of the Assets;

(c)	copies of all plugging and abandonment reports;

(d)	files and well performance reports, including reservoir studies and reserve estimates; and

(e)	Lease documents, Contracts, title instruments and title files.

3. Maintenance of Asset Records. Service Provider shall maintain, separately and in accordance with GAAP, on behalf of the Company Group, as Company Records and Data, complete and accurate books of account and financial records reflecting the results of operations of the Company Group relating to the Assets, including (i) complete and accurate accounts and records of all Company Group Costs and all other expenses, costs, and liabilities accrued or incurred by or on behalf of Company, including all Asset Taxes and Burdens paid on Hydrocarbons in connection with the Assets, and (ii) complete and accurate accounts and records of all revenues accrued, invoiced, and/or received by Company in connection with the Assets. Service Provider shall, at the request of the Company Group, carry out or cause to be carried out an annual Asset-level audit of such books and records and shall assist Company and its representatives in connection with the preparation by Company of the Company Group audited financial statements.

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Exhibit 99.1

FOR IMMEDIATE RELEASE

Grey Rock Investment Partners and Executive Network Partnering Corporation Announce

Business Combination to Form Publicly Traded Granite Ridge Resources

•	Formation of Granite Ridge creates a scaled, non-operated oil and gas exploration and production company with an unlevered balance sheet and immediate free cash flow generation

•	Assets include a diversified portfolio of production and top-tier acreage across the Permian and other prolific US basins in partnership with proven operators

•

Pro forma enterprise value of Granite Ridge estimated at approximately $1.3 billion underpinned by an expected initial 3.5%—4.6% regular dividend yield, depending on redemptions, and an attractive entry valuation multiple for investors

•	Estimated 2022 net production of 20.5 thousand barrels of oil equivalent per day

•	2022 estimated EBITDA of approximately $425 million[1] and strong free cash flow of more than $240 million[2]

•	Fortress balance sheet with net leverage expected to be below 0.0x at the end of second quarter 2022

•	Management team, sponsor economics and governance are highly aligned with public stockholders

•	Scaled platform poised to consolidate the fragmented non-operated market

DALLAS and BOSTON – May 16, 2022 – Grey Rock Investment Partners (“Grey Rock”), a Dallas-based investment firm, and Executive Network Partnering Corporation (“ENPC”) (NYSE: ENPC), a special purpose acquisition entity, announced today that they have entered into a definitive agreement to complete a $1.3 billion business combination resulting in the formation of publicly traded Granite Ridge Resources, Inc. (“Granite Ridge”). Subject to approval by the ENPC stockholders and customary regulatory requirements, Granite Ridge intends to be listed on the NYSE under the ticker symbol “GRNT” upon closing, which is expected to occur later this year. Granite Ridge will be led by chief executive officer Luke Brandenberg and chief financial officer Tyler Farquharson.

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Leadership Perspectives

“We see a tremendous market opportunity driven by the ever-increasing global demand for traditional energy commodities,” said Griffin Perry, Co-Founder of Grey Rock. “In creating Granite Ridge, we have the unique opportunity to build a new company anchored by a premiere, scaled, non-operated oil and gas platform diversified across five of the most prolific basins in the United States.” Matt Miller, Co-Founder of Grey Rock added, “We are excited to partner with ENPC to enter the public markets and deliver on our commitment to create healthy, risk-adjusted returns in underserved areas of the oil and gas market, while creating long-term value for Granite Ridge’s stockholders.”

“This transaction with Grey Rock reflects our philosophy and commitment to matching accomplished, proven executives and great assets, with the proper capital structure to maximize results and value creation,” said Paul Ryan, Chairman of ENPC and former Speaker of the U.S. House of Representatives. “As hydrocarbons continue to play an important role in the global energy mix, we are confident that Granite Ridge, led by a world-class team with deep operational, technical, and financial expertise, is a compelling opportunity for investors looking to participate in the energy space.”

“I look forward to leading Granite Ridge as we enter the public market and seize the opportunities presented by today’s energy environment,” said Luke Brandenberg, future Granite Ridge chief executive officer. “As demonstrated by consistent success across multiple hydrocarbon price cycles and a fortress balance sheet, Grey Rock is unique among its peer group. Our team at Granite Ridge will maintain Grey Rock’s strategic, adaptable approach as we focus on non-operated working interest and joint ventures, partner with experienced operators in the most prolific basins, leverage real-time data and analytics, and build a diversified asset base that generates attractive returns and substantial value for our partners.”

Transaction Details

In connection with this transaction, Grey Rock will contribute oil and gas assets currently held in its Fund I, Fund II, and Fund III portfolios to Granite Ridge in exchange for equity. Grey Rock will not receive any cash proceeds as part of this transaction and will roll all of its equity into the pro forma company. Assuming no redemptions paid from ENPC cash in trust, gross proceeds of approximately $414 million held in the trust account will be transferred to Granite Ridge in connection with the transaction for growth capital purposes, including future acquisitions.

Members of the Grey Rock team will continue to help manage the assets post-transaction through a long-term services agreement, providing technical, legal, commercial, acquisition and divestment, and back-office support. The seasoned team brings significant oil and gas experience across multiple basins, having generated strong returns through various cycles.

Granite Ridge and Grey Rock have agreed that during the term of the services agreement, Granite Ridge and any additional oil and gas-focused funds managed by Grey Rock shall have the opportunity to jointly participate in investment opportunities for upstream oil and gas assets, with 75% of any future transactions allocated to Granite Ridge and 25% of any future transactions allocated to oil and gas funds managed by Grey Rock.

The transaction was unanimously approved by the board of ENPC and remains subject to the approval of ENPC stockholders and the satisfaction or waiver of other customary conditions. Upon closing, Granite Ridge will maintain a seven-person board, which will include three independent directors as well as a committee dedicated to strong ESG (environment, social and governance) practices.

Please see the investor presentation for more detail.

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Advisors

Evercore is acting as exclusive financial and capital markets advisor to Grey Rock and Stephens Inc. is acting as financial advisor to ENPC. Holland & Knight LLP is acting as legal counsel to Grey Rock and Kirkland & Ellis LLP is acting as legal counsel to ENPC.

Presentation Information

https://www.enpc.co/news/presentations

About Grey Rock Investment Partners

Grey Rock Investment Partners is a Dallas-based private equity firm with more than $525 million of committed capital under management and interests in more than 2,500 wells in core areas of the Midland, Delaware, Bakken, Eagle Ford, DJ, and Haynesville plays. With a focus on lower and mid-market non-operated working interests, Grey Rock builds positions with low breakeven costs to provide investors with attractive risk-adjusted returns. Grey Rock was founded and is led by three managing directors: Matt Miller, Griffin Perry and Kirk Lazarine. For more information, visit www.grey-rock.com

About Executive Network Partnering Corporation

Executive Network Partnering Corporation (NYSE: ENPC) was formed as a partnership among Paul Ryan, as Chairman, who served as the 54th Speaker of the U.S. House of Representatives and currently serves as a Partner at Solamere Capital; Alex Dunn, as CEO, who has served in various senior operating roles at several businesses where he helped grow shareholder value, most recently as President of Vivint SmartHome (NYSE: VVNT); and Solamere Capital, a private equity firm anchored by its network of leading business executives, including former chief executive officers of S&P 500 companies. ENPC was established for the purpose of identifying a company to partner with in order to effectuate a merger, share exchange, asset acquisition, share purchase, reorganization or similar partnering transaction with one or more businesses. For more information, visit https://www.enpc.co/

Forward-Looking Statements

This news release includes certain statements that may constitute “forward-looking statements” for purposes of the federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about Grey Rock’s, ENPC’s and Granite Ridge’s ability to effectuate the proposed business combination discussed in this news release; the benefits of the proposed business combination; the future financial performance of Granite Ridge following the transactions; changes in Grey Rock’s or Granite Ridge’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management. These forward-looking statements are based on information available as of the date of this news release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing Grey Rock’s, ENPC’s or Granite Ridge’s views as of any subsequent date, and none of Grey Rock, ENPC or Granite Ridge undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, Grey Rock’s and Granite Ridge’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: (i) the timing to complete the proposed business combination; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements relating to the proposed business

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combination; (iii) the outcome of any legal proceedings that may be instituted against ENPC, Grey Rock, Granite Ridge or others following announcement of the proposed business combination; (iv) the inability to complete the proposed business combination due to the failure to obtain the approval of ENPC stockholders; (v) Granite Ridge’s success in retaining or recruiting, or changes required in, its officers, key employees or directors following the proposed business combination; (vi) Granite Ridge’s ability to obtain the listing of its common stock and warrants on NYSE following the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations of Grey Rock as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the proposed business combination; (ix) unexpected costs related to the proposed business combination; (x) the amount of any redemptions by public stockholders of ENPC being greater than expected; (xi) the management and board composition of Granite Ridge following the proposed business combination; (xii) limited liquidity and trading of Granite Ridge’s securities; (xiii) the use of proceeds not held in ENPC’s trust account or available from interest income on the trust account balance; (xiv) geopolitical risk and changes in applicable laws or regulations; (xv) the possibility that Grey Rock, ENPC or Granite Ridge may be adversely affected by other economic, business, and/or competitive factors; (xvi) operational risk; (xvii) the possibility that the COVID-19 pandemic, or another major disease, disrupts Grey Rock’s business; (xviii) litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on Grey Rock’s resources; and (xix) the risks that the consummation of the proposed business combination is substantially delayed or does not occur.

No Offer or Solicitation

This communication relates to a proposed business combination between Grey Rock and ENPC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Important Information for Investors and Stockholders and Where to Find It

In connection with the proposed business combination between Grey Rock and ENPC, Granite Ridge and ENPC intend to file a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”) that includes a preliminary proxy statement/prospectus of ENPC and a preliminary prospectus of Granite Ridge, and after the Registration Statement is declared effective, ENPC will mail a definitive proxy statement/prospectus relating to the proposed business combination to ENPC’s stockholders. The Registration Statement, including the proxy statement/prospectus contained therein, when declared effective by the Securities and Exchange Commission (“SEC”), will contain important information about the proposed business combination and the other matters to be voted upon at a meeting of ENPC’s stockholders to be held to approve the proposed business combination (and related matters). This communication does not contain all the information that should be considered concerning the proposed business combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. ENPC and Granite Ridge may also file other documents with the SEC regarding the proposed business combination. ENPC stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about ENPC, Granite Ridge, Grey Rock and the proposed business combination.

When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to ENPC stockholders as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed or that will be filed with the SEC, free of charge, by ENPC and Granite Ridge through the website maintained by the SEC at www.sec.gov, or by directing a request to ENPC, 137 Newbury Street, 17th Floor, Boston, Massachusetts 02116.

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Participants in the Solicitation

ENPC, Granite Ridge, Grey Rock and their respective directors, officers and related persons may be deemed participants in the solicitation of proxies of ENPC stockholders in connection with the proposed business combination. ENPC stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of ENPC, and a description of their interests in ENPC is contained in ENPC’s final prospectus related to its initial public offering, dated September 15, 2020 and in ENPC’s subsequent filings with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to ENPC stockholders in connection with the proposed business combination and other matters to be voted upon at the ENPC shareholder meeting will be set forth in the Registration Statement for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the Registration Statement that Granite Ridge and ENPC intend to file with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

Contacts:

Investor Contact: Emmie Watts – ew@enpc.co – 801.400.3077

Media Contact: Emmie Watts – ew@enpc.co – 801.400.3077

1. Based on NYMEX strip pricing as of 5/11/22

2. Free cash flow (FCF) defined as operating cash flow less net capex and based on NYMEX strip pricing as of 5/11/22

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Exhibit 99.2

GRANITE RIDGE

GRANITE RIDGE RESOURCES

INVESTOR PRESENTATION | MAY 2022

Granite Ridge Resources Investor Presentation | MAY 2022 Exhibit 99.2

Disclaimer FORWARD-LOOKING STATEMENTS The information in this presentation and the oral statements made in connection therewith include “forward-looking statement” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this presentation, regarding certain funds managed by Grey Rock Energy Management, LLC (“Grey Rock”), Executive Network Partnering Corporation (“ENPC”) (either as currently organized or as it may be reorganized into Granite Ridge Resources, Inc. (“Granite Ridge”) in connection with the transactions contemplated in this presentation), ENPC’s proposed business combination with Grey Rock, Grey Rock’s or ENPC’s ability to consummate the transaction, the benefits of the transaction and Granite Ridge’s, Grey Rock’s or ENPC’s future financial performance following the business combination as well as strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this presentation, including any oral statements made in connection therewith, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Grey Rock disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this presentation. Grey Rock cautions you that these forward-looking statements are subject to all the risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Grey Rock, incident to the development, production, gathering and sale of oil and natural gas. These risks include but are not limited to, commodity price volatility, low prices for oil and/or natural gas, global economic and geopolitical conditions, inflation, increased operating costs, lack of availability of drilling and production equipment, supplies services and qualified personnel, processing volumes and pipeline throughput, and certificates related to new technologies, geographical concentration of operations, environmental risks, weather risks, security risks, drilling and other operating risks (including those of Grey Rock’s third-party operators), regulatory changes, the uncertainty inherent in estimating oil and natural gas reserves and in projecting future rates of production, reductions in cash flow, lack of access to capital, Grey Rock’s, ENPC’s or Granite Ridge’s ability to satisfy future cash obligations, restrictions in existing or future debt agreements, the timing of development expenditures, managing growth and integration of acquisitions, failure to realize expected value creation from property acquisitions, the defects and limited control over non-operated properties. Should one or more of the risks or uncertainties described in this presentation and the oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact ENPC’s operations can be found in its periodic filings with the Securities and Exchange Commission (the “SEC”), including its Annual Report on Form 10-K for the fiscal year ended December 31, 2021. ENPC’s SEC filings are available publicly on the SEC’s website at www.sec.gov. NO OFFER OR SOLICITATION This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. PARTICIPANTS IN THE SOLICITATION Grey Rock, ENPC, Granite Ridge and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of ENPC in connection with the proposed business combination. Information about the directors and executive officers of ENPC is set forth in Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on March 30, 2022. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed business combination when it becomes available. Free copies of this document may be obtained as described in the following paragraph.

Disclaimer IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS In connection with the proposed business combination, Granite Ridge intends to file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of ENPC, and a prospectus of Granite Ridge, which are jointly referred to as the proxy statement/prospectus, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS OF ENPC ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS. The final proxy statement/prospectus will be mailed to ENPC’s shareholders. Investors and security holders will be able to obtain the documents, and any other documents ENPC or Granite Ridge has filed with the SEC, free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by ENPC and Granite Ridge will be available free of charge by writing ENPC at 137 Newbury Street, 7th Floor, Boston, MA 02116, Attention: Investor Relations. RESERVE INFORMATION Reserve engineering is a process of estimating underground accumulations of hydrocarbons that cannot be measured in an exact way. The accuracy of any reserve estimate depends on the quality of available data, the interpretation of such data, and price and cost assumptions made by reserve engineers. In addition, the results of drilling testing and production activities may justify revisions of estimates that were made previously. If significant, such revisions could impact Grey Rock’s strategy and change the schedule of any further production and development drilling. Accordingly, reserve estimates may differ significantly from the quantities of oil and natural gas that are ultimately recovered. Estimated Ultimate Recoveries, or “EURs,” refer to estimates of the sum of total gross remaining proved reserves per well as of a given date and cumulative production prior to such given date for developed wells. These quantities do not necessarily constitute or represent reserves as defined by the SEC and are not intended to be representative of all anticipated future well results. This presentation contains volumes and PV-10 values of our proved reserves and unproved reserves. The SEC strictly prohibits companies from aggregating proved, probable and possible reserves in filings with the SEC due to the different levels of certainty associated with each reserve category. The SEC also prohibits companies from including resources that are not proved, probable or possible reserves in filings with the SEC. Investors should be cautioned that estimates of volumes and PV-10 values of resources other than proved reserves are inherently more uncertain than comparable measures for proved reserves. Further, because estimated proved reserves and unproved resources have not been adjusted for risk due to this uncertainty of recovery, their summation may be of limited use. USE OF PROJECTIONS This presentation contains projections for Grey Rock, including with respect to its EBITDA, net debt to EBITDA ratio, capital expenditures, free cash flow and net revenues as well as its production volumes. Grey Rock’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projects for the purpose of their inclusion in this presentation, and accordingly, have not expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation. These projection are for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. In this presentation, certain of the above-mentioned projected information has been repeated (in each case, with an indication that the information is subject to the qualifications presented herein).

Disclaimer USE OF NON-GAAP FINANCIAL MEASURES This presentation includes certain financial measures that are not calculated in accordance with U.S. generally accepted accounting principles (“GAAP”). These measures include (i) EBITDA, (ii) net debt, (iii) free cash flow and (iv) PV-10. These non- GAAP financial measures are not measures of financial performance prepared or presented in accordance with GAAP and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation, and users of any such information should not place undue reliance thereon. The computations of EBITDA and free cash flow may not be comparable to other similarly titled measures of other companies. EBITDA should not be considered as an alternative to, or more meaningful than, net income as determined in accordance with GAAP or as an indicator of operating performance. Certain items excluded from EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are components of EBITDA. Grey Rock’s presentation of EBITDA should not be construed as an inference that its results will be unaffected by unusual or non-recurring terms. In addition, free cash flow does not represent the residual cash flow available for discretionary expenditures. Grey Rock believes that free cash flow is useful to investors as a measure of the ability of the business to generate cash. This presentation contains PV-10, a supplemental financial measure not presented in accordance with GAAP. PV-10 reflects the present value of estimated future net revenues to be generated from the production of proved reserves, determined in accordance with the rules and regulations of the SEC, without giving effect to non-property related expenses, discounted at 10% per year before income taxes. GAAP does not prescribe any corresponding measure for PV-10 as of an interim date or on any basis other than SEC prices. INDUSTRY AND MARKET DATA Although all information and opinions expressed in this presentation, including market data and other statistical information (including estimates and projections relating to addressable markets), were obtained from sources believed to be reliable and are included in good faith, none of Grey Rock, Granite Ridge or ENPC has independently verified the information and makes no representation or warranty, express or implied, as to its accuracy or completeness. Some data is also based on the good faith estimates of Grey Rock or ENPC, which are derived from their review of internal sources as well as the independent sources described above. This presentation contains preliminary information only, is subject to change at any time and, is not, and should not be assumed to be, complete or to constitute all the information necessary to adequately make an informed decision. TRADEMARKS AND TRADE NAMES Grey Rock, Granite Ridge and ENPC own or have rights to various logos, trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This presentation also contains logos, service marks, tradenames other trademarks of third parties, which are the property of their respective owners, and is not intended to, and does not imply a relationship with Grey Rock, Granite Ridge, or ENPC, or an endorsement or sponsorship by Grey Rock, Granite Ridge, or ENPC. Solely for convenience, we refer to our trademarks in this presentation without the ® or the ™ or symbols, but such references are not intended to indicate that Grey Rock, Granite Ridge, or ENPC will not fully assert under applicable law our trademark rights. Other logos, service marks, trademarks and trade names referred to in this presentation, if any, are the property of their respective owners, although for presentational convenience we may not use the ® or the ™ symbols to identify such trademarks.

Based on NYMEX strip pricing as of 5/11/22 Free cash flow (FCF) defined as operating cash flow less net capex Depending on redemptions Key Investment Highlights Premiere non-operated oil & gas company diversified across 5 leading basins with ~$425 million1 of 2022E EBITDA Strong 2022E free cash flow2 of ~$240 million Conservative balance sheet with net leverage expected to remain below 0.0x by the end of 2Q’22 01 02 03 Attractive valuation underpinned by an expected 3.5% – 4.6% dividend yield3 and entry multiple (3.1x EV / 2022E EBITDA) Management team and sponsor highly aligned with public shareholders Scaled platform poised to consolidate the fragmented non-operated market 04 05 06 1

Transaction Summary ($ in millions, except per share values) Transaction creates a scaled, publicly-traded, non-operated upstream platform with an unlevered balance sheet and immediate free cash flow generation Note: Capitalization table assumes no redemptions from SPAC investors. Excludes impact of 10.35mm public warrants Net of transaction expenses and assumes pre transaction net cash of $26.0mm as of 5/1/22 Assumes NYMEX Strip Pricing as of 5/11/22 Does not reflect the requirement pursuant to the ENPC certificate of incorporation and Business Combination Agreement that ENPC have net tangible assets (as defined in accordance with Rule 3a51-1(g)(1) of the Exchange Act (or any successor rule)) of at least $5,000,001 upon the redemption of Class A common stock by holders of ENPC Class A common stock VALUATION TEV of ~$1.3 billion, which represents an attractive entry multiple of ~3.1x EV / 2022E EBITDA Dividend yield range of 3.5% – 4.6% depending on redemptions Consideration and Ownership Grey Rock to contribute assets to ENPC and Granite Ridge in exchange for equity Grey Rock is focused on long term sustainable value creation and will not receive any secondary proceeds Primary proceeds will be used for growth capital purposes, including future acquisitions and asset development Grey Rock will provide M&A, technical and back-office support to Granite Ridge such that public investors will benefit from Grey Rock’s oil and gas expertise going forward Granite Ridge will benefit from Grey Rock’s extensive business development network through its option to acquire 75% of future Grey Rock transactions on a “heads-up” basis Given FCF generation, Granite Ridge will not be reliant on external sources of capital (cash in trust or PIPE) for this transaction 2 3

Based on NYMEX strip pricing as of 5/11/22 Depending on redemptions Includes operating expense, cash G&A, administrative fee, net interest expense and production taxes pro forma for the business combination Sustainable free cash flow generation with commitment to return capital to shareholders 20.5 MBoed 2022E Net Production ~$425 MM1 2022E EBITDA ~$240 MM1 2022E Free Cash Flow < 0.0x1 2Q’22 Net Debt / 2022E EBITDA $11.12/Boe3 All-in LTM Cash Cost 3.5% – 4.6%2 Expected Dividend Yield Successfully Executing Strategy RETURN OF CAPITAL Financial Strength Aggregation Best-in-Class Processes STRATEGIC PRIORITIES… Fortress balance sheet allows for a disciplined investment focus on full cycle returns Target core basins with lowest costs and partner with experienced operators Repeatable, low-cost business model leveraging real-time data and analytics …Driven by Top Tier Assets 3

Scaled, Diversified Asset Base with High Quality Operators

GRANITE RIDGE

Permian
58% of PV-10[1]

Eagle Ford
16% of PV-10[1]

Bakken
10% of PV-10[1]

Haynesville
9% of PV-10[1]

DJ
7% of PV-10[1]

HIGH QUALITY OPERATING PARTNERS

Permian	Eagle Ford	Bakken	Haynesville	DJ
COP, DVN, Endeavor, EOG	MRO, ROCC, Rosewood, SilverHill	OAS, Slawson, WLL, XOM	CRK, EXCO, SWN	CIVI, CVX, PDCE

1. Internal reserves with 4/1/22 effective date and NYMEX strip pricing as of 5/11/22
2. Internal reserves 4/22 estimated production
3. 4/1/21 to present
4. Defined as gross AFE and DUC
5. As of 5/6/22
6. Excludes shallow zone acreage

GRANITE RIDGE
4

Scaled, Diversified Asset Base with High Quality Operators Internal reserves with 4/1/22 effective date and NYMEX strip pricing as of 5/11/22 Internal reserves 4/22 estimated production 4/1/21 to present Defined as gross AFE and DUC As of 5/6/22 Excludes shallow zone acreage High Quality Operating Partners Eagle Ford 16% of PV-101 Current net production: 2.7 MBoed2 LTM Spuds3: 19 # of Wells in Process4: 5 Net acreage5: 6,582 PV-10: $252MM1 Haynesville 9% of PV-101 Current net production: 3.2 MBoed2 LTM Spuds3: 5 # of Wells in Process4: 0 Net acreage5: 2,2986 PV-10: $138MM1 DJ 7% of PV-101 Current net production: 1.5 MBoed2 LTM Spuds3: 78 # of Wells in Process4: 162 Net acreage5: 1,475 PV-10: $115MM1 Bakken 10% of PV-101 Current net production: 2.6 MBoed2 LTM Spuds3: 29 # of Wells in Process4: 24 Net acreage5: 15,150 PV-10: $163MM1 Permian 58% of PV-101 Current net production: 7.0 MBoed2 LTM Spuds3: 51 # of Wells in Process4: 105 Net acreage5: 7,231 PV-10: $933MM1 4 DVN COP EOG Endeavor MRO ROCC Rosewood SilverHill XOM OAS WLL Slawson CRK SWN EXCO CVX CIVI PDCE

High Return and Durable Inventory Across Portfolio

SINGLE WELL IRRS AT $80 WTI

200% +
150%
100%
50%
--%
--
100
200
300
400
500
600
700
800
Gross Inventory[1]
Permian
Bakken
Eagle Ford
Haynesville
DJ Basin

SINGLE WELL IRRS AT $60 WTI

200% +
150%
100%
50%
--%
--
100
200
300
400
500
600
700
800
Gross Inventory[1]
Permian
Bakken
Eagle Ford
Haynesville
DJ Basin

GRANITE RIDGE

5

Granite Ridge’s deep bench of attractive inventory is resilient across hydrocarbon prices High Return and Durable Inventory Across Portfolio Source: Internal reserves utilizing $80.00/Bbl WTI and $4.00/MMBtu HHUB and $60.00/Bbl WTI and $3.50/MMBtu HHUB Includes AFE and Undeveloped inventory 1 Single Well IRRs at $80 WTI Single Well IRRs at $60 WTI 1 + + 5

Financial Projections

Projections Overview

Development Plan at Strip[1]:

- Gross wells added to Production: 286

2022E Guidance:

2022E Metrics	Strip[2]	Consensus[3]	$90/$4.50[4]
Benchmark Price ($ / Bbl)[5]	$99.49	$99.92	$91.11
Benchmark Price ($/ MMBtu)[5]	$6.83	$5.66	$4.53
Oil Production (MBo)	3,854	3,854	3,854
Gas Production (MMcfe)	21,842	21,842	21,838
Total Production (MBoe)	7,494	7,494	7,493
Daily Production (Boed)	20,533	20,533	20,529
% Oil	51%	51%	51%
Oil Revenue	$373	$375	$339
Gas Revenue	183	154	116
Total Revenue	**$556**	**$528**	**$455**
Hedging Settlements	(42)	(36)	(16)
Net Revenue	**$514**	**$492**	**$439**
Production Expenses & Production Taxes	($68)	($66)	($62)
Management Fees and G&A	(13)	(13)	(13)
Total Operating Expenses	(82)	(80)	(75)
EBITDA	**$432**	**$412**	**$364**
EV/EBITDA	**3.1x**	**3.2x**	**3.6x**
Interest Expense	($1)	($1)	($1)
Cash Taxes	(23)	(22)	(18)
Capex	(161)	(161)	(161)
Free Cash Flows	**$247**	**$228**	**$184**
Pre-SPAC Current Total Debt[6]	$47	$47	$47
Pre-SPAC Current Net Debt[6]	(26)	(26)	(26)
Pre-SPAC Current Net Debt / 2022E EBITDA	(0.1x)	(0.1x)	(0.1x)

Note: EV / EBITDA based on $1,320mm enterprise value
1. Development plan based on 4/1/22 effective date
2. Based on NYMEX strip pricing as of 5/11/22
3. Based on 30-day average Bloomberg consensus pricing as of 5/11/22
4. Assumes WTI price of $90.00/Bbl and HHUB price of $4.50/MMBtu beyond Q1 2022
5. Includes Q1 2022 price of $94.45/Bbl and $4.62/MMBtu based on historical pricing
6. Total and net debt figures (inclusive of working capital) as of 5/1/22

GRANITE RIDGE

6

Financial Projections Note: EV / EBITDA based on $1,320mm enterprise value Development plan based on 4/1/22 effective date Based on NYMEX strip pricing as of 5/11/22 Based on 30-day average Bloomberg consensus pricing as of 5/11/22 Assumes WTI price of $90.00/Bbl and HHUB price of $4.50/MMBtu beyond Q1 2022 Includes Q1 2022 price of $94.45/Bbl and $4.62/MMBtu based on historical pricing Total and net debt figures (inclusive of working capital) as of 5/1/22 Projections Overview Development Plan at Strip1: Gross wells added to Production: 286 Gross DUCs: Permian: 50 Eagle Ford: 3 Bakken: 8 DJ: 128 Gross AFEs: Permian: 48 Eagle Ford: 2 Bakken: 9 DJ: 2 Gross Undeveloped: Permian: 9 Eagle Ford: 7 Bakken: 14 DJ: 6 2022E Guidance: EBITDA at Strip Pricing: $432MM EBITDA at $90/Bbl Flat Pricing: $364MM Daily Production: 20.5 MBoed Projected Capex: $161MM Business plan expected to generate significant free cash flow from day one and operate from a net cash position from the closing of the Business Combination Clear visibility to 2022 operating plan with 98% of production coming from existing and in-progress wells 6

Sustainable Return of Capital Framework

SENSITIVITY ANALYSIS: CUMULATIVE FCF THROUGH 2023 ($ IN MILLIONS)

Base Dividend
Ground Game Growth
Excess FCF
Available for Additional High Return Opportunities
$110
$170
$470
$490
Ground Game Growth
Base Dividend
Flat $45/Bbl2
Flat $55/Bbl2
Strip (5/11/22)
Flat $100/Bbl2

GRANITE RIDGE
7

Sustainable Return of Capital Framework Source: Management estimates utilizing internal reserves Note: Assumes dividend beginning 4Q22 Future dividends are subject to approval by the Granite Ridge board of directors Flat $45/Bbl case assumes gas price of $2.75/MMBtu, flat $55/Bbl case assumes gas price of $3.00/MMBtu and flat $100/Bbl case assumes gas price of $6.00/MMBtu Disciplined Business Principles Pay Base Dividend Anticipated to pay $60mm annual fixed dividend1 Maintain Strong Balance Sheet Sustain leverage < 1.0x (net debt to LTM EBITDA), currently 0.0x Prioritize Highest Return Opportunities for FCF Ground Game Growth Opportunistic bolt-on acquisitions and joint venture development opportunities Consolidation Opportunities Value-accretive M&A opportunities Dividend Growth Increase return of capital to shareholders Available for Additional High Return Opportunities Sensitivity Analysis: Cumulative FCF Through 2023 ($ in millions) 1 2 3 Base Dividend Ground Game Growth Excess FCF 2 2 2 Dividend Structure Provides Strong Cash Returns with Upside Growth Potential 7

Resilient Cash Flows Provide Strong Yields

20%
16%
12%
8%
4%
--%
UFCF Yield
19%
17%
14%
Strip[1]
Consensus[2]
$90 WTI[3]

COMMITTED CURRENT BASE + VARIABLE DIVIDEND FRAMEWORK[4]

15.0%
10.0%
5.0%
--%
Dividend Yield
25%
20%
15%
10%
5%
--%
UFCF Yield[5]
18%
24%
19%
18%
2%
14%
17%
21%
20%
18%
11.6%
8.7%
1.7%
5.6%
4%
4.6%
–
3.5%
2.9%
1.6%
Peer 1
Peer 2
Peer 3
GR[1,6]
NOG
S&P 500
Peer 5
Peer 6
Peer 7
Peer 8
Peer 9
Peer 10
Base Dividend Yield
Variable Dividend Yield
Dividend Yield Range Dependent on Redemptions

GRANITE RIDGE

8

Unlevered 2022E Free Cash Flow Yield at Various Prices Resilient Cash Flows Provide Strong Yields Source: Internal reserves, public filings, Bloomberg and FactSet as of 5/11/22 Note: Peer group includes CDEV, DEC-GB, ESTE, HPK, LPI, NOG, OAS / WLL, REPX, ROCC and SBOW Based on NYMEX strip pricing as of 5/11/22 Based on 30-day average Bloomberg consensus pricing as of 5/11/22 Assumes WTI price of $90/Bbl and HHUB price of $4.50/MMBtu beyond Q1 2022 Annualized latest quarterly dividend UFCF / enterprise value; unlevered free cash flow defined as (cash flow from operations - capex) + interest expense - (interest expense * effective tax rate capped at 21%); adjusted for announced transactions Dividend yield depending on redemptions; future dividends are subject to approval by the Granite Ridge board of directors Committed Current Base + Variable Dividend Framework4 1 2 3 5 1,6 8 Base Dividend Yield Variable Dividend Yield Dividend Yield Range Dependent on Redemptions

Attractive Entry Point Valuation Relative to Peers

LTM COST STRUCTURE[1,2] ($ / BOE)

$25.00
$20.00
$15.00
$10.00
$5.00
$18.98
$16.71
$16.52
$16.03
$15.70
$14.20
$13.89
$12.57
$11.12
$9.20
$9.03
Peer 1
Peer 2
NOG
Peer 4
Peer 5
Peer 6
Peer 7
Peer 8
3
Peer 9
Peer 10

NET DEBT / 2022E EBITDA

2.5x
2.0x
1.5x
1.0x
0.5x
--x
2.1x
1.4x
1.2x
1.1x
1.1x
0.8x
0.7x
0.4x
0.3x
0.2x
NM
Peer 1
Peer 2
Peer 3
NOG
Peer 5
Peer 6
Peer 7
Peer 8
Peer 9
Peer 10
4

2022E UFCF YIELD[5]

25%
20%
15%
10%
5%
--%
24%
21%
20%
19%
18%
18%
18%
17%
14%
4%
2%
Peer 1
Peer 2
Peer 3
6
Peer 4
Peer 5
NOG
Peer 7
Peer 8
Peer 9
Peer 10

EV / 2022E EBITDA

5.0x
4.0x
3.0x
2.0x
4.8x
4.2x
3.8x
3.4x
3.1x
2.9x
2.8x
2.7x
2.7x
2.6x
2.3x
Peer 1
Peer 2
Peer 3
NOG
6
Peer 5
Peer 6
Peer 7
Peer 8
Peer 9
Peer 10

GRANITE RIDGE

9

Attractive Entry Point Valuation Relative to Peers Source: Public filings, FactSet as of 5/11/22 and management estimates utilizing NYMEX strip pricing as of 5/11/22 Note: Peer group includes CDEV, DEC-GB, ESTE, HPK, LPI, NOG, OAS / WLL, REPX, ROCC and SBOW; adjusted for announced transactions Includes lease operating expense including workovers, GP&T, cash G&A, administrative fee, net interest expense and ad valorem and production taxes Represents the 1Q ’21 to 1Q ’22 period for CDEV, ESTE, LPI, NOG, OAS / WLL, REPX, ROCC and SBOW and FY 2021 for DEC-GB, Grey Rock and HPK Does not include costs associated with running the public entity Granite Ridge Net Debt excludes cash from SPAC UFCF / enterprise value; unlevered free cash flow defined as (cash flow from operations - capex) + interest expense - (interest expense * effective tax rate capped at 21%) Assumes $1.32Bn Granite Ridge Enterprise Value 2022E UFCF Yield5 6 9 EV / 2022E EBITDA 6 Net Debt / 2022E EBITDA LTM Cost Structure1,2 ($ / Boe) 3 4 NM

Unmatched Value in Non-Operated Space Source: Public Filings, FactSet as of 5/11/22, Grey Rock management estimates utilizing 5/11/22 NYMEX strip pricing Represents 2021 exit production; NOG’s 1Q22 production basin split was 64% Bakken, 20% Permian and 16% Marcellus Represents production growth from 4Q21 to 4Q22; NOG’s 4Q22 estimated production from FactSet as of 5/11/22 Current net debt / 2022E EBITDA; Grey Rock as of 5/1/22 assuming pre-SPAC net cash balance of $26mm Granite Ridge dividend yield dependent on redemptions; future dividends are subject to approval by the Granite Ridge board of directors Based on 2022E; unlevered free cash flow defined as (cash flow from operations - capex) + interest expense - (interest expense * effective tax rate capped at 21%); NOG estimates from FactSet as of 5/11 Based on LTM and includes operating expense, cash G&A, administrative fee, interest expense and production taxes; Represents 4Q21 for Grey Rock and 1Q22 for NOG Granite Ridge compares favorably to primary public non-op peer Production Basin Split1 Projected Production Growth2 62% 19% Net Leverage3 < 0.0x 1.1x Current Dividend Yield4 3.5% – 4.6% 2.9% EV / ’22E EBITDA 3.1x 3.4x UFCF Yield5 19% 18% Cost Structure6 $11.12 / Boe $16.52 / Boe 10 NOG

Strong Fundamentals at an Attractive Entry Point

8.0x
7.0x
6.0x
5.0x
4.0x
3.0x
2.0x
EV / 2022E EBITDA
NOG
PXD
DVN
EOG
FANG
CTRA
COP
GRANITE RIDGE
BRY
OAS
CIVI
US INDEPENDENTS
< 1.0X 2022E LEVERAGE
$10.00 FCF ($ / BOE)
> 3.0% DIVIDEND YIELD[1]

	US Independents	< 1.0X 2022E Leverage	$10.00 FCF ($ / BOE)	> 3.0% Dividend Yield[1]
Number of companies	45	28	24	9
Median EV / '22E EBITDA	3.6X	3.6X	3.5X	4.1X
Granite Ridge Implied EV / '22E EBITDA[2]	3.1x	3.1x	3.1x	3.1x

1. Includes current base and variable dividend
2. Based on NYMEX strip pricing as of 5/11/22

GRANITE RIDGE

11

Strong Fundamentals at an Attractive Entry Point Source: Company filings, FactSet as of 5/11/22 Note: US independents include APA, AR, BRY, CDEV, CHK, CIVI, CLR, CNX, COP, CPE, CRC, CRGY, CRK, CTRA, DEC-GB, DEN, DVN, EOG, EQT, ESTE, FANG, GPOR, HES, HPK, KOS, LPI, MGY, MRO, MTDR, MUR, NOG, OAS / WLL, OVV, OXY, PDCE, PXD, REPX, ROCC, RRC, SBOW, SM, SWN, TALO, WLL, and WTI. Median and count figures do not include Granite Ridge. 2022E leverage defined as current net debt / 2022E EBITDA. FCF defined as CFFO less capital expenditures Includes current base and variable dividend Based on NYMEX strip pricing as of 5/11/22 45 3.6X 3.1x 28 3.6X 3.1x 24 3.5X 3.1x 9 4.1X 3.1x US Independents < 1.0x 2022E Leverage $10.00 FCF ($ / Boe) > 3.0% Dividend Yield1 Number of companies Median EV / ‘22E EBITDA Granite Ridge Implied EV / ’22E EBITDA2 11 NOG

Public Investors Will Continue to Benefit from Grey Rock’s Oil and Gas Expertise Going Forward Management Services Agreement (“MSA”) governed by terms through April 30, 2028, with a fixed annual fee Corporate / Back-Office Support Legal Land Accounting / Finance Engineering Business Development Services Deal Sourcing Basin / Operator / Scale Screens Detailed Engineering / Finance Due Diligence Final Negotiations Corporate Strategy Capital Allocation Financial Structure Management Team Chief Executive Officer Chief Financial Officer Responsibility / Corporate Function Entity 12

Shareholder-Aligned Management Team and Board

MANAGEMENT TEAM

Luke Brandenberg
CEO

Tyler Farquharson
CFO

SENIOR MSA EMPLOYEES

Emily Fuquay
Head of Legal

Adam Griffin
Head of Land / Business Development

Eric Holley
Head of Accounting / Finance

Ryan Riggelson
Head of Engineering

Executive compensation structured to align with shareholder interests

BOARD OF DIRECTORS

Board contributes extensive and diverse experience spanning several decades

EXPERIENCE	**Matt Miller** Grey Rock	**Griffin Perry** Grey Rock	**Thad Darden** Grey Rock	**Kirk Lazarine** Grey Rock	**Amanda Coussens**	**Michele Everard**	**John McCartney**
	Co-Chairman	Co-Chairman	Director	Director	Independent Director	Independent Director	Independent Director
Technical			✓				✓
Financial	✓	✓	✓	✓	✓	✓	✓
Energy	✓	✓	✓	✓	✓	✓	✓
Industry Diversity	✓	✓	✓		✓	✓	✓

GRANITE RIDGE

13

Shareholder-Aligned Management Team and Board Luke Brandenberg CEO Co-Chairman Co-Chairman Director Director Independent Director Independent Director Independent Director Technical P P Financial P P P P P P P Energy P P P P P P P Industry Diversity P P P P P P P Emily Fuquay Head of Legal Eric Holley Head of Accounting / Finance Adam Griffin Head of Land / Business Development EXPERIENCE Ryan Riggelson Head of Engineering Matt Miller Michele Everard Griffin Perry Thad Darden Kirk Lazarine Amanda Coussens John McCartney Seasoned leadership and MSA team of 19 that has generated strong returns through cycles Brings significant oil & gas experience across various basins in the lower 48, operations supported through Grey Rock MSA Executive compensation structured to align with shareholder interests MANAGEMENT TEAM Senior MSA Employees Tyler Farquharson CFO BOARD OF DIRECTORS Board contributes extensive and diverse experience spanning several decades Dedicated ESG, Conflicts, Compensation and Audit committees, 3 independent directors Note: Represents management team and Board of Granite Ridge that will be in place at closing 13 Grey Rock Grey Rock Grey Rock Grey Rock

01	02	03	04	05
Business Development	Deal Sourcing	Initial Screen On Basin, Size, Operator	Detailed Engineering / Finance DD	Final Negotiations

DEAL FUNNEL

2021 – 2022 YTD | Mixed Measures

600
500
400
300
200
100
--
513
Screened
Double Click
122
No Offer
Offer Issued
60
Not Closed
Closed
Initial Screen
Phase I Diligence
Phase II Diligence and Close

GRANITE RIDGE
14

Deal Funnel Rigorous Deal Sourcing Process To Find Compelling “Ground Game” Transactions 2021 – 2022 YTD | Mixed Measures Granite Ridge will benefit from sharing deals with Grey Rock’s private equity platform Final Negotiations Detailed Engineering / Finance DD Initial Screen On Basin, Size, Operator Deal Sourcing Business Development 02 03 04 05 01 Employ a boots-on-the-ground and all-hands-on -deck approach to deal sourcing Average of ~7 deals reviewed on a weekly basis Very selective: closed ~5% of transactions reviewed Permian accounts for ~65% of deal flow Engineering, finance and land department collaboration paired with powerful, integrated data analytics results in holistic, systematic deal evaluation 14

Organic Growth Augmented by Ground Game

CAPITAL DEPLOYED ($MM)[1]

$25
$26
$92
$67
$114
$182
$114
$223
$165
2014A
2015A
2016A
2017A
2018A
2019A
2020A
2021A
2022E[2]
Acquisitions
Drilling & Completion

	2014A	2015A	2016A	2017A	2018A	2019A	2020A	2021A
Deal Count	6	9	12	17	10	14	16	20
Avg. Entry Cost	$3.3	$2.0	$6.3	$1.3	$4.3	$3.3	$1.1	$4.2

OPERATOR RELATIONSHIPS

BENEFITS OF NON-OPERATED MODEL

GRANITE RIDGE
15

Organic Growth Augmented by Ground Game By Grey Rock Fund I, II and III 2022 figure represents acquisitions of $4mm and expected drilling and completion capital expenditures of $161mm Executing on ground game acquisitions with near-term D&C opportunities Grey Rock’s aggressive ground game consistently aggregates smaller non-op transactions Grey Rock and Granite Ridge have relationships with operators who account for greater than 60% of US horizontal activity Partnerships across basins and hydrocarbon mix Capital Deployed ($MM)1 Operator Relationships Benefits of Non-Operated Model Select from a wide range of basins, operators and hydrocarbon mixes to optimize portfolio Highly scalable due to low-cost structure and corporate G&A 2 15

Commitment to Strong ESG Stewardship Source: Company filings / websites Granite Ridge demonstrates explicit board-level oversight of ESG, will maintain a formal ESG policy and plans to publicly track ESG targets over time through Annual ESG Reports Grey Rock considers operators’ ESG standards to ensure it partners with proven and responsible stewards. Majority of production attributable to blue-chip operators implementing industry-leading ESG reporting frameworks We expect our experienced operating partners to have robust health and safety programs in place and to minimize adverse impacts on the environment and nearby communities We believe it’s important to invest in the communities where we live and work. We’ve donated to local charities supporting causes including domestic violence victim support, early childhood education, veteran support programs, disaster relief and cancer patient support and research We ensure that our business practices fully comply with all applicable regulations by implementing rigorous reporting, compliance and risk management policies and procedures Dedicated ESG Section of Website Explicit Board-Level Oversight of ESG Formal ESG Policy / Principles Standalone Annual ESG Report Discloses ESG-Related Targets and Tracks Metrics Over Time Alignment with Select ESG Reporting Framework GRI, SASB, TCFD, UN, SDGs SASB SASB CDP, SASB, TCFD, UN, SDGs SASB, TCFD ENVIRONMENTAL SOCIAL GOVERNANCE 16 COP OAS PDCE DVN EOG

Based on NYMEX strip pricing as of 5/11/22 Free cash flow (FCF) defined as operating cash flow less net capex Depending on redemptions Key Investment Highlights Premiere non-operated oil & gas company diversified across 5 leading basins with ~$425 million1 of 2022E EBITDA Strong 2022E free cash flow2 of ~$240 million Conservative balance sheet with net leverage expected to remain below 0.0x by the end of 2Q’22 01 02 03 Attractive valuation underpinned by an expected 3.5% – 4.6% dividend yield3 and entry multiple (3.1x EV / 2022E EBITDA) Management team and sponsor highly aligned with public shareholders Scaled platform poised to consolidate the fragmented non-operated market 04 05 06 17

APPENDIX

Granite Ridge Reserves

Interim 4/1/22 Reserves[1]:

Reserve Category	Reserves Oil MBbls	Reserves Gas MMcf	Reserves Equiv. MBoe	PV-10 $MM
PDP	15,934	85,876	30,246	$840
DUC	3,030	13,919	5,350	181
AFE	1,151	3,579	1,747	27
Undeveloped	21,961	104,542	39,385	553
Total Reserves	**42,076**	**207,915**	**76,728**	**$1,601**

Net Reserves by Hydrocarbon

45%
~77
MMBoe
55%
Oil
Gas

Net Reserves by Category

51%
~77
MMBoe
39%
2%
7%
PDP
DUC
AFE
Undeveloped

PV-10 by Category

35%
~$1,601
Million
52%
2%
11%
PDP
DUC
AFE
Undeveloped

Proved PV-10 by Operator

EOG
Rosewood
Henry Resources
DVN
EXCO
$178
$162
$118
$111
$101
Permian
Eagle Ford
Bakken
Haynesville
DJ Basin

PV-10 by Region

7%
9%
10%
~$1,601
Million
58%
16%

GRANITE RIDGE

18

Granite Ridge Reserves Internal Reserves estimate utilizing NYMEX Strip Pricing as of 5/11/22. Oil: 2022E: $99.49/Bbl; 2023E: $88.48/Bbl; 2024E: $80.07/Bbl; 2025E: $74.21/Bbl; 2026E: $70.29/Bbl; Thereafter: $70.29/Bbl; Gas: 2022E: $6.83/Mcf; 2023E: $5.35/Mcf; 2024E: $4.23/Mcf; 2025E: $4.03/Mcf; 2026E: $4.09/Mcf; Thereafter: $4.09/Mcf Net Reserves by Hydrocarbon Net Reserves by Category PV-10 by Category ~77 MMBoe ~77 MMBoe ~$1,601 Million Interim 4/1/22 Reserves1: PV-10 by Region ~$1,601 Million Proved PV-10 by Operator 18 EOG Rosewood Henry Resources DVN EXCO

Sources and Uses

($ in millions, except per share values)

Sources	Amount	%	
SPAC Cash[1]	$414	24%	No Minimum Cash Condition to Close[3]
Equity Rollover	1,300	75%	Grey Rock Pre-Money Equity Value of $1,300
Sponsor Promote[2]	9	1%	866,875 SPAC Promote Shares
Total Sources	**$1,723**	**100%**	

Uses	Amount	%	
Cash to Balance Sheet	$377	22%	Cash to be Used for Growth Capital Purposes, Including Future Acquisition Opportunities
Equity Rollover	1,300	75%	180 Day Grey Rock Lock-Up[4]
Sponsor Promote[2]	9	1%	No Sponsor Lock-Up
Fees & Expenses	37	2%	
Total Uses	**$1,723**	**100%**	

GRANITE RIDGE
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Sources and Uses Note: Assumes no redemptions from SPAC investors Excludes interest earned in the trust. SPAC cash amount subject to change depending on the actual interest earned Assumes sponsors retain 0.867mm promote shares at close, remaining promote shares and performance shares to be forfeited (subject to certain exceptions) Except as required under ENPC’s governing charter’ Subject to early release if the stock trades above $12.00 post merger consummation, 20 out of 30 trading days ($ in millions, except per share values) No Minimum Cash Condition to Close3 Grey Rock Pre-Money Equity Value of $1,300 866,875 SPAC Promote Shares Cash to be Used for Growth Capital Purposes, Including Future Acquisition Opportunities 180 Day Grey Rock Lock-Up4 No Sponsor Lock-Up 19

Traditional SPAC Comparison vs. ENPC

	Promote Economics	
	Traditional SPAC	ENPC
SPAC Size	$414.0	$414.0
Promote (# of Shares at Merger Close)[1]	10.35	0.87
Sponsor Warrants / Units[2]	6.85	Forfeited

	Multiple of Invested Capital (MOIC)	
	Traditional SPAC	ENPC
SPAC Size	$414.0	$414.0
Promote (@ $10.00 at Merger Close)[1]	$103.5	$8.7
Sponsor Warrants (Black Scholes Valuation at Merger Close)[3]	$23.2	$ -
Return at Merger Close	**$126.7**	**$8.7**
Risk Capital Investment[4]	$10.3	$6.9
MOIC at Merger Close	***12.33x***	***1.25x***

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Traditional SPAC Comparison vs. ENPC Note: Traditional SPAC represents a $414mm SPAC, similar sized SPAC as ENPC for comparison Sponsor promote under traditional SPAC calculated assuming sponsor retains 20% of outstanding shares of the SPAC on an as-converted basis Assumes sponsor warrants purchased at $1.50 per warrant for the risk capital invested by the SPAC sponsor Sponsor warrants valued using Black-Scholes methodology assuming 5-year term, 40 vol, 0% dividend yield, 0.25% borrowing cost Risk capital calculated assuming upfront underwriting spread of 2.0% of SPAC size plus $2 million invested for additional expenses and working capital 28 20

Ownership Analysis Across Redemption Levels

	Redemption Levels				
	0.0%	25.0%	50.0%	75.0%	100.0%[1]
Grey Rock	$1,300	$1,300	$1,300	$1,300	$1,300
SPAC Investors	414	311	207	104	-
SPAC Sponsor	8.7	8.7	8.7	8.7	8.7
Pro Forma Equity Value	**$1,723**	**$1,619**	**$1,516**	**$1,412**	**$1,309**
Dividend Yield[2]	**3.5%**	**3.7%**	**4.0%**	**4.2%**	**4.6%**

	Redemption Levels				
Pro Forma Ownership	0.0%	25.0%	50.0%	75.0%	100.0%[1]
Grey Rock	75.5%	80.3%	85.8%	92.1%	99.3%
SPAC Investors	24.0%	19.2%	13.7%	7.3%	0.0%
SPAC Sponsor	0.5%	0.5%	0.6%	0.6%	0.7%
Total	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**

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Ownership Analysis Across Redemption Levels Note: Assumes $10.00 share price at merger close. Excludes impact of 10.35 million public warrants. Values may not add to totals due to rounding. Certain SPAC Sponsor loans will be repaid at closing Does not reflect the requirement pursuant to the ENPC certificate of incorporation and Business Combination Agreement that ENPC have net tangible assets (as defined in accordance with Rule 3a51-1(g)(1) of the Exchange Act (or any successor rule)) of at least $5,000,001 upon the redemption of Class A common stock by holders of ENPC Class A common stock Assumes $60 million of dividends 21 1 1

Illustrative Fully Diluted Share Count

Share count in millions	Illustrative Share Price $5.00	$7.00	$9.00	$10.00	$12.50	$15.00	$18.00
Public IPO Shares	41.4	41.4	41.4	41.4	41.4	41.4	41.4
Public Warrants[1,2]	-	-	-	-	0.8	2.4	3.7
Sponsor Shares	1.2	1.2	1.0	0.9	0.9	0.9	0.9
Grey Rock Equity (Existing Equityholders)	130.0	130.0	130.0	130.0	130.0	130.0	130.0
Total	**172.6**	**172.6**	**172.4**	**172.3**	**173.1**	**174.7**	**176.0**

Value of Ownership ($m)	Illustrative Share Price $5.00	$7.00	$9.00	$10.00	$12.50	$15.00	$18.00
Public IPO Shares	$207	$290	$373	$414	$518	$621	$745
Public Warrants[1,2]	-	-	-	-	10	36	67
Sponsor Shares	6	9	9	9	11	13	16
Grey Rock Equity (Existing Equityholders)	650	910	1,170	1,300	1,625	1,950	2,340
Total (Pro Forma Equity Value)	**$863**	**$1,208**	**$1,551**	**$1,723**	**$2,164**	**$2,620**	**$3,168**

SPAC Sponsor MOIC	**0.89x**	**1.25x**	**1.25x**	**1.25x**	**1.56x**	**1.88x**	**2.25x**

Aligned Interest

($ in millions, except per share values)

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Illustrative Fully Diluted Share Count Note: Assumes zero redemptions from SPAC shareholders. Values may not add to totals due to rounding Assumes treasury share method for SPAC public warrants 10.35 million SPAC investors warrants issued as part of the ENPC IPO with strike price of $11.50 and redemption price of $18.00 28 Additional 371,518 shares to be released to sponsor if on the 90th calendar day post merger close, 20 trading-day trailing VWAP is less than $10.00, subject to a floor of $7.00 Aligned Interest ($ in millions, except per share values) 22

Summary of Hedges

Overview of Oil and Gas Hedges

Oil Hedges

8,000
6,000
4,000
2,000
--
Bopd
6,319
5,468
4,693
2,846
2,502
2,251
2,070
$84.86 - $107.26[1]
$84.98 - $107.48
$85.00 - $107.47
$58.10 - $81.62[1]
$47.15[2]
$58.12 - $81.60
$47.17
$58.17 - $81.59
$47.22
$60.80 - $84.76
$48.49
$74.20 - $92.66
$58.38
$77.69 - $99.30
$59.94
$80.00 - $100.86
$60.00
Jun-22
3Q 2022
4Q 2022
1Q 2023
2Q 2023
3Q 2023
4Q 2023
Three-Way Collar
Collar

Gas Hedges

60,000
50,000
40,000
30,000
20,000
10,000
--
MMBtud
49,819
44,475
38,170
29,508
$6.02 - $7.86[1]
$5.99 - $7.83
$5.33 - $7.37
$6.45 - $10.20
$2.97 - $3.72[1]
$2.36[2]
$2.97 - $3.85
$2.41
$4.86 - $10.79
$4.01
$5.37 - $12.02
$4.50
--
--
Jun-22
3Q 2022
4Q 2022
1Q 2023
2Q 2023
3Q 2023
Three-Way Collar
Collar

Note: Represents hedges for June 2022 onward
1. Weighted average floor / ceiling
2. Short put price

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Summary of Hedges Note: Represents hedges for June 2022 onward Weighted average floor / ceiling Short put price Oil Hedges Gas Hedges Overview of Oil and Gas Hedges 1 1 2 1 1 2 23

Historical Financials and Non-GAAP Reconciliation

Reconciliation of Historical Quarterly Financial to EBITDA

($ in thousands)

	1Q 2021A	2Q 2021A	3Q 2021A	4Q 2021A	2021A
Revenue	$56,027	$71,790	$80,571	$77,886	$286,274
Expenses					
Lease Operating Expenses	$5,207	$5,107	$6,081	$6,973	$23,368
Production Taxes	3,138	5,182	4,429	4,362	17,110
Depletion and Accretion on ARO	18,355	23,895	26,748	25,663	94,661
Professional / G&A	977	1,071	1,549	389	3,987
Management Fees	1,548	1,548	1,548	1,548	6,193
Total Expenses	**$29,226**	**$36,803**	**$40,355**	**$38,935**	**$145,319**
Net Operating Income / (Loss)	**$26,801**	**$34,987**	**$40,216**	**$38,951**	**$140,955**
Other Income(Loss)					
Gain / (Loss) on Derivative Contracts	($7,288)	($14,834)	($11,538)	$1,271	($32,389)
Gain / (Loss) on Disposal of Assets	932	1,016	(4)	335	2,279
Interest Expense	(346)	(704)	(605)	(731)	(2,386)
Total Other Income	**($6,701)**	**($14,522)**	**($12,147)**	**$875**	**($32,496)**
Net Income / (Loss)	**$20,099**	**$20,464**	**$28,069**	**$39,826**	**$108,459**
(+) Depletion and Accretion on ARO	$18,355	$23,895	$26,748	$25,663	$94,661
(+) Interest Expense	346	704	605	731	2,386
(+) Unrealized Loss / (-) Unrealized Gain	6,015	9,940	3,954	(12,740)	7,170
EBITDA	**$44,815**	**$55,003**	**$59,376**	**$53,480**	**$212,675**

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28 Historical Financials and Non-GAAP Reconciliation Reconciliation of Historical Quarterly Financial to EBITDA ($ in thousands) 24 Note: Represents aggregate of Grey Rock Fund I, II and III prior to pro forma adjustments for ENPC

Corporate contacts Investor Relations Name: Emmie Watts Email: ew@enpc.co